FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Opteum Mortgage Acceptance Corporation	0001257394
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, June 15, 2005 Series 2005-3	333-120965

Name of Person Filing the Document
(If Other than the Registrant)

05058307

PROCESSED
JUN 20 2005

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 17 2005
WASH, D.C. 209

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 16 2005
WASH, D.C. 209

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OPTEUM MORTGAGE ACCEPTANCE CORPORATION

By: /s/ Frank Plenskofski
Name: Frank Plenskofski
Title: Vice President and Treasurer

Dated: June 15, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	0

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Opteum Mortgage Acceptance Corporation, Asset-Backed Pass-Through Certificates, Series 2005-3*

Approximate Total Offered Size: $935,469,000

Opteum Financial Services, LLC
Seller and Servicer

Wells Fargo Bank, N.A.
Master Servicer and Securities Administrator

Opteum Mortgage Acceptance Corporation
Depositor

Tranche	Amount(1)	Int. Type / Class	Coupons	Ratings (S&P/ Moody's)	Principal Window (Call/Mat)(2)	WAL (Call/Mat)(2)
Class A-1A	$309,701,000	Floating Rate / Super Senior	1m Libor + [_]%	AAA/Aaa	1-21 / 1-21	1.00 / 1.00 Yr
Class A-1B	$287,792,000	Floating Rate / Super Senior	1m Libor + [_]%	AAA/Aaa	21-57 / 21-57	3.00 / 3.00 Yr
Class A-1C	$184,049,000	Floating Rate / Super Senior	1m Libor + [_]%	AAA/Aaa	57-97 / 57-226	6.92 / 8.15 Yr
Class A-2	$86,838,000	Floating Rate / Senior Support	1m Libor + [_]%	AAA/Aaa	1-97 / 1-226	3.13 / 3.42 Yr
Class M-1	$14,173,000	Floating Rate / Mezz	1m Libor + [_]%	AA+/Aa1	37-97 / 37-147	5.34 / 5.82 Yr
Class M-2	$12,756,000	Floating Rate / Mezz	1m Libor + [_]%	AA/Aa2	37-97 / 37-139	5.33 / 5.75 Yr
Class M-3	$8,032,000	Floating Rate / Mezz	1m Libor + [_]%	AA-/Aa3	37-97 / 37-129	5.33 / 5.68 Yr
Class M-4	$6,142,000	Floating Rate / Mezz	1m Libor + [_]%	A+/A1	37-97 / 37-121	5.33 / 5.61 Yr
Class M-5	$6,142,000	Floating Rate / Mezz	1m Libor + [_]%	A/A2	37-97 / 37-115	5.33 / 5.53 Yr
Class M-6	$5,670,000	Floating Rate / Mezz	1m Libor + [_]%	A-/A3	37-97 / 37-106	5.33 / 5.41 Yr
Class M-7	$4,725,000	Floating Rate / Mezz	1m Libor +[_]%	BBB+/Baa1	37-97 / 37-97	5.25 / 5.25 Yr
Class M-8	$4,724,000	Floating Rate / Mezz	1m Libor +[_]%	BBB/Baa2	37-87 / 37-87	5.02 / 5.02 Yr
Class M-9	$4,725,000	Floating Rate / Mezz	1m Libor +[_]%	BBB-/Baa3	37-75 / 37-75	4.61 / 4.61 Yr
Non-Offered Certificates						
Class M-10	$4,724,000	Floating Rate / Mezz	1m Libor +[_]%	BB+/Ba1	37-59/37-59	3.68/ 3.68 Yr

(1) Certificate sizes are subject to change (+/- 5%).
(2) Calculated based on the Pricing Speed
*All numbers are preliminary and subject to change.

Transaction Overview:

Sole Manager:	**Citigroup Global Markets Inc.**
Rating Agencies:	S&P / Moody's
Trustee:	HSBC Bank USA
Securities Administrator:	Wells Fargo Bank, N.A.
Expected Pricing Date:	June 3, 2005
Expected Settlement Date:	June 17, 2005

For Further Information:

Mortgage Finance	MBS Trading	MBS Structuring
Joel Katz (212) 723-6508	Jim De Mare (212) 723-6325	Shekhar Shah (212) 723-6404
Perry DeFelice Jr. (212) 723-1153	Matthew Cherwin (212) 723-6325	Neil Aggarwal (212) 723-6406
Venkat Veerubhotla (212) 723-6662	Eliot Rubenzahl (212) 723-6325	Soohuck Chun (212) 723-6415
Robert B. Murphy (212) 723-1146		

Structure Summary

Title of Securities:	Opteum Mortgage Acceptance Corporation, Asset-Backed Pass-Through Certificates, Series 2005-3.
Offered Certificates:	Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates.
Non-Offered Certificates:	Class M-10, Class C, Class P and Class R Certificates.
Class A Certificates:	Class A-1A, Class A-1B, Class A-1C and Class A-2 Certificates.
Class A-1 Certificates:	Class A-1A, Class A-1B and Class A-1C Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates.
Seller and Servicer:	Opteum Financial Services, LLC.
Master Servicer:	Wells Fargo Bank, N.A.
Subservicer:	Cenlar FSB.
Depositor:	Opteum Mortgage Acceptance Corporation.
Trustee:	HSBC Bank USA, National Association.
Securities Administrator:	Wells Fargo Bank, N.A.
Swap Provider:	Bear Stearns Financial Products, Inc.
LPMI Policy Providers:	United Guaranty Insurance, Radian Guaranty Corporation and PMI Mortgage Insurance Company
Closing Date:	On or about June 17, 2005.
Distribution Dates:	25th of each month, or if such day is not a business day, the next succeeding business day, commencing July 25, 2005.
Cut-off Date:	June 1, 2005.
Record Date:	For the Offered Certificates the business day preceding the Distribution Date.
Master Servicing Fee:	The Master Servicing Fee for the Mortgage Loans will be 0.0125% per annum.
Servicing Fee:	The Servicing Fee for the fixed rate Mortgage Loans will be 0.250% per annum and the Servicing Fee for the adjustable rate Mortgage Loans will be 0.375% per annum, provided that for any adjustable rate Mortgage Loan that has an initial period during which its interest rate is fixed the Servicing Fee will equal 0.250% per annum during the initial fixed rate period. On and after the first interest rate adjustment date, for any such Mortgage Loan, the Servicing Fee will equal 0.375% per annum. The Servicing Fee for the second lien Mortgage Loans will be 0.500% per annum.
Administrative Fees:	The Master Servicing Fee, the related Servicing Fees, and the fee payable for those loans which are covered under the Mortgage Insurance Policy. The fees of the Securities Administrator and the Trustee will be paid by the Master Servicer.
Denomination:	$100,000 and multiples of $1 in excess thereof.
SMMEA Eligibility:	The Offered Certificates will not be SMMEA eligible.
ERISA Eligibility:	The Offered Certificates will not be ERISA eligible.

Tax Status: One or more REMIC elections will be made with respect to the Trust.

Structure Summary (continued)

Interest Payment Delay: The Offered Certificates have a 0 day delay.

Day Count: The Offered Certificates are Actual/360.

Accrued Interest: 0 days. The Offered Certificates will settle flat.

Mortgage Pool: The Mortgage Loans will consist of fixed and adjustable rate closed-end mortgage loans, which accrue interest on an actuarial basis and are secured by first and second lien mortgages on one-to four-family properties with an aggregate principal balance as of the Cut-off Date of approximately $944,918,561. There will be approximately 1,081 fixed rate Mortgage Loans with an aggregate principal balance as of the Cut-off Date of approximately $261,364,979 and approximately 2,622 adjustable rate Mortgage Loans (most of which will have an initial fixed rate period) with an aggregate principal balance as of the Cut-off Date of approximately $683,553,582.

Interest Accrual Period: For any Distribution Date will be the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date.

Structure: Floating-Rate Senior/Mezzanine/Overcollateralization Structure

Pricing Speed: 4% CPR growing to 18% CPR over 12 months for the fixed rate Mortgage Loans
4% CPR growing to 30% CPR over 12 months for the adjustable rate Mortgage Loans

Pass-Through Rate: The monthly Pass-Through Rate for the Offered Certificates and Class M-10 Certificates on each Distribution Date will be the lesser of the Net WAC Rate and the following:

Class	Prior to Optional Termination Date	On or After Optional Termination Date
Class A-1A	1ml + [_]	1ml + 2.0x [_]
Class A-1B	1ml + [_]	1ml + 2.0x [_]
Class A-1C	1ml + [_]	1ml + 2.0x [_]
Class A-2	1ml + [_]	1ml + 2.0x [_]
Class M-1	1ml + [_]	1ml + 1.5x [_]
Class M-2	1ml + [_]	1ml + 1.5x [_]
Class M-3	1ml + [_]	1ml + 1.5x [_]
Class M-4	1ml + [_]	1ml + 1.5x [_]
Class M-5	1ml + [_]	1ml + 1.5x [_]
Class M-6	1ml + [_]	1ml + 1.5x [_]
Class M-7	1ml + [_]	1ml + 1.5x [_]
Class M-8	1ml + [_]	1ml + 1.5x [_]
Class M-9	1ml +[_]	1ml + 1.5x [_]
Class M-10	1ml + [_]	1ml + 1.5x [_]

Net WAC Rate The weighted average of the Mortgage Rates on the Mortgage Loans as of the beginning of the related mortgage due period minus the aggregate Administrative Fee rate adjusted for any net swap payments out of the trust. The Net WAC Rate is subject to an adjustment based on the actual number of days that have elapsed in the Interest Accrual Period.

Principal Payments for Class A Certificates: Prior to the Stepdown Date, the Class A Certificates will receive all principal collected on the related mortgage loans unless the Class A Certificates are paid to zero.

On or after the Stepdown Date and assuming no Trigger Event is in effect, principal paid to the Class A Certificates will be an amount such that the Class A Certificates will have approximately [16.20]% of the current balance of the mortgage loans as credit enhancement (which is approximately 2x the initial Senior Enhancement Percentage).

Principal Payments for Class M Certificates: The Class M Certificates will receive no principal payments before the Stepdown Date, unless the Class A Certificates are paid to zero. On or after the Stepdown Date and assuming no Trigger Event is in effect, principal will be shared among the Class M Certificates to maintain, in each case, approximately 2x their respective initial credit support.

Structure Summary (continued)

Optional Termination: The Servicer will have the right to purchase all of the Mortgage Loans and REO properties in the mortgage pool once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Interest Carry Forward Amount: For any Distribution Date and a class of Class A or Class M Certificates, the sum of:

(x) the excess, if any, of the interest accrued at the related Pass-Through Rate and any Interest Carry Forward Amount for the prior Distribution Date, over the amount in respect of interest actually distributed on each class on such prior Distribution Date and

(y) interest on such excess at the applicable Pass-Through Rate.

Basis Risk Shortfall Carry-Forward Amount: For any Distribution Date and a class of Class A or Class M Certificates the sum of, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate, over (b) the amount of interest such class of Certificates accrued for such Distribution Date if the Pass-Through Rate for such Distribution Date is limited to the Net WAC Rate, (ii) the unpaid portion of any such amounts from the prior Distribution Date and (iii) accrued interest on the amounts described in clause (ii) at the then applicable Pass-Through Rate. The ratings on each class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carry-Forward Amount.

Excess Interest: Interest generated on the Mortgage Loans is expected to be more than the interest required to be distributed on the Class A and Class M Certificates, resulting in Excess Interest. Excess Interest to the extent it is not used for other required purposes, including to cover interest shortfalls on the Class A and Class M Certificates or to fund any Overcollateralization Increase Amount, will be distributable to the Class C Certificates.

Senior Enhancement Percentage: For any Distribution Date is the percentage obtained by dividing

(x) the sum of:

- (i) the aggregate Certificate Principal Balance of the Class M Certificates, before taking into account the distribution of the Principal Distribution Amount on such Distribution Date, and
- (ii) the Overcollateralization Amount, before taking into account the distribution of the Principal Distribution Amount on such Distribution Date by

(y) the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period.

Principal Remittance Amount: With respect to any Distribution Date, the amount equal to the sum (net of certain amounts, including amounts reimbursable therefrom to the Master Servicer and the Servicer) of the following amounts with respect to the related Mortgage Loans and the immediately preceding Due Period: (i) each scheduled payment of principal on a mortgage loan due during the related Due Period if received or advanced, (ii) all unscheduled collections including full and partial principal prepayments received during the previous calendar month, and (iii) the principal portion of all proceeds received with respect to the repurchase of Mortgage Loans during the preceding calendar month.

Structure Summary (continued)

Principal Distribution Amount: On any Distribution Date, the lesser of (i) the outstanding principal balance of the Class A and Class M Certificates and (ii) the sum of (A) the Principal Remittance Amount minus any net swap payments or swap termination payment due to the Swap Counterparty remaining unpaid (after application of interest collections used for this purpose on such Distribution Date) and (B) any Excess Interest or net swap payments or swap termination payment due to the Trust allocable to principal in order to build or maintain the Overcollateralization Target Amount less any Overcollateralization Release Amount.

Class A Principal Distribution Amount: With respect to any Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, the Principal Distribution Amount. With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the lesser of (i) the Principal Distribution Amount and (ii) the excess, if any, of the outstanding principal balance of the Class A Certificates over the lesser of (a) approximately 83.80% times the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (b) the excess of the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period over approximately 0.50% of the aggregate principal balance of the Mortgage Loans as of the cut-off date.

All distributions of principal to the Class A Certificates on any Distribution Date will be allocated to the Class A-1 and Class A-2 Certificates on a pro rata basis based on the aggregate Certificate Principal Balance of the Class A-1 Certificates immediately prior to such Distribution Date and the Certificate Principal Balance of the Class A-2 Certificates immediately prior to such Distribution Date. Any distributions of principal allocated to the Class A-1 Certificates will be distributed first to the Class A-1A Certificates, until the Certificate Principal Balance of the Class A-1A Certificates has been reduced to zero, second to the Class A-1B Certificates, until the Certificate Principal Balance of the Class A-1B Certificates has been reduced to zero, and third to the Class A-1C Certificates until the Certificate Principal Balance of the Class A-1C Certificates has been reduced to zero; however, on any Distribution Date on or after which the aggregate Certificate Principal Balance of the Class M Certificates has been reduced to zero, principal will be allocated to the Class A Certificates on a pro-rata basis.

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments until the Stepdown Date unless the Class A Certificates are paid to zero. In such case, the Class M Certificates will receive the remaining Principal Distribution Amount, sequentially in order of seniority until the certificate principal balance of each such class is reduced to zero. On or after the Stepdown Date (provided no Trigger Event is in effect), principal will be paid on the Class M Certificates, as follows:

(i) First, to the Class M-1 Certificates until approximately a 13.20% Credit Enhancement Percentage is reached (based on 2x the Class M-1 Initial Credit Enhancement Percentage),

(ii) Then to the Class M-2 Certificates until approximately a 10.50% Credit Enhancement Percentage is reached (based on 2x the Class M-2 Initial Credit Enhancement Percentage),

(iii) Then to the Class M-3 Certificates, until approximately a 8.80% Credit Enhancement Percentage is reached (based on 2x the Class M-3 Initial Credit Enhancement Percentage),

(iv) Then to the Class M-4 Certificates, until approximately a 7.50% Credit Enhancement Percentage is reached (based on 2x the Class M-4 Initial Credit Enhancement Percentage),

(v) Then to the Class M-5 Certificates, until approximately a 6.20% Credit Enhancement Percentage is reached (based on 2x the Class M-5 Initial Credit Enhancement Percentage),

(vi) Then to the Class M-6 Certificates, until approximately a 5.00% Credit Enhancement Percentage is reached (based on 2x the Class M-6 Initial Credit Enhancement Percentage),

(vii) Then to the Class M-7 Certificates, until approximately a 4.00% Credit Enhancement Percentage is reached (based on 2x the Class M-7 Initial Credit Enhancement Percentage),

(viii) Then to the Class M-8 Certificates, until approximately a 3.00% Credit Enhancement Percentage is reached (based on 2x the Class M-8 Initial Credit Enhancement Percentage),

(ix) Then to the Class M-9 Certificates, until approximately a 2.00% Credit Enhancement Percentage is reached (based on 2x the Class M-9 Initial Credit Enhancement Percentage),

(x) Then to the Class M-10 Certificates, until approximately a 1.00% Credit Enhancement Percentage is reached (based on 2x the Class M-10 Initial Credit Enhancement Percentage),

On or after the Stepdown Date, if a Trigger Event is in effect, the Principal Distribution Amount will be paid sequentially first to the Class A Certificates, on a pro rata basis, based on the Certificate Principal Balances thereof, and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Credit Enhancement Percentage is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

Structure Summary

Credit Enhancement:

Credit Enhancement will be provided by:

- Monthly Excess Interest
- Overcollateralization
- Subordination
  - Class A Certificates are senior to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates
  - Class M Certificates with a higher numerical designation are subordinate to those Class M Certificates with a lower numerical designation

Initial Credit Support*		On or After Stepdown Date**	
Class	Percentage	Class	Percentage
Class A***	8.10%	Class A	16.20%
Class M-1	6.60%	Class M-1	13.20%
Class M-2	5.25%	Class M-2	10.50%
Class M-3	4.40%	Class M-3	8.80%
Class M-4	3.75%	Class M-4	7.50%
Class M-5	3.10%	Class M-5	6.20%
Class M-6	2.50%	Class M-6	5.00%
Class M-7	2.00%	Class M-7	4.00%
Class M-8	1.50%	Class M-8	3.00%
Class M-9	1.00%	Class M-9	2.00%
Class M-10	0.50%	Class M-10	1.00%

**Approximate.*

***Targeted.*

****The Class A-1 Certificates will have additional credit support provided by the Class A-2 Certificates.*

Overcollateralization Amount:

With respect to any Distribution Date, the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period less the aggregate Certificate Principal Balance of the Class A and Class M Certificates (after taking into account all distributions of principal on such Distribution Date).

Overcollateralization Increase Amount:

As of any Distribution Date, the excess, if any, of:

(x) the Overcollateralization Target Amount for such Distribution Date, over

(y) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates from distributions of the Principal Remittance Amount, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date.

Overcollateralization Target Amount:

As of any Distribution Date, the Overcollateralization Target Amount is an amount equal to approximately 0.50% of the principal balance of the Mortgage Loans as of the Cut-off Date;

Overcollateralization Release Amount:

As of any Distribution Date, the lesser of (a) the Principal Remittance Amount and (b) the excess, if any, of:

(x) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates from distributions of the Principal Remittance Amount, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date, over

(y) the Overcollateralization Target Amount for such Distribution Date.

Stepdown Date:

The later to occur of:

- (i) the Distribution Date in July 2008 and
- (ii) the first Distribution Date on which the Senior Enhancement Percentage equals or exceeds approximately 16.20%

Trigger Event:

On a Distribution Date, a Trigger Event will have occurred if:

(i) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the initial Pool Balance exceeds the applicable percentages set forth below with respect to such Distribution Date, or

Distribution Date	Percentage
July 2005 to June 2008	N/A
July 2008 to June 2009	1.00%
July 2009 to June 2010	1.50%
July 2010 to June 2011	2.00%
July 2011and thereafter	2.25%

(ii) If the six-month rolling average of 60+ Day Delinquent Loans equals or exceeds 35% of the Senior Enhancement Percentage.

Allocation of Losses:

Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to net monthly excess cashflow, second, to the Class C Certificates by a reduction in the Overcollateralization Amount, third, to the Class M-10 Certificates, fourth, to the Class M-9 Certificates, fifth, to the Class M-8 Certificates, sixth, to the Class M-7 Certificates, seventh, to the Class M-6 Certificates, eighth, to the Class M-5 Certificates, ninth, to the Class M-4 Certificates, tenth, to the Class M-3 Certificates, eleventh, to the Class M-2 Certificates and twelfth, to the Class M-1 Certifcates. After the aggregate Certificate Principal Balance of the Class M Certificates is reduced to zero, any additional losses will be allocated to the Class A-2 Certificates until the Certificate Principal Balance thereof has been reduced to zero. Losses will not be allocated to the other classes of Class A Certificates; however, there may be insufficient amounts available in the trust fund to reduce the Certificate Principal Balance of these classes to zero on the final Distribution Date.

Investors in the Class A-1 Certificates should note, however, that although Realized Loss Amounts cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the mortgage loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Loss Amounts are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Excess Interest (the " Applied Realized Loss Amount"), sequentially.

Advances: The Servicer is required to advance scheduled principal and interest (net of the Servicing Fee) for any delinquent Mortgage Loan. However, the Servicer will make an advance only if it determines that the advance will be recoverable from future payments or collections on that mortgage loan. If the Servicer fails to make any such advance, the Master Servicer will advance any remaining amounts of scheduled principal and interest for any delinquent Mortgage Loan (net of the Master Servicing Fee). The Servicer and Master Servicer, as applicable, are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Prepayment Interest Shortfall: With respect to any Distribution Date, the aggregate shortfall, if any, in collections of interest resulting from mortgagor prepayments during the preceding calendar month.

Compensating Interest: The Servicer is obligated to offset any Prepayment Interest Shortfall on any Distribution Date with Compensating Interest to the extent of its Servicing Fee for such Distribution Date.

Swap Agreement: On the Closing Date, pursuant to a Swap Administration Agreement, the Trustee on behalf of a separate trust created under the Pooling and Servicing Agreement (the "Supplemental Interest Trust") will enter into a Swap Agreement with Bear Stearns Financial Products (the "Swap Counterparty") for the benefit of the Class A and Class M Certificates. The Swap Agreement will have an initial notional amount of approximately $[873,211,419]. Under the Swap Agreement, on each Distribution Date until the swap is retired (i) the Supplemental Interest Trust shall be obligated to pay the Swap Counterparty an amount equal to [4.29]% per annum on a notional balance equal to the lesser of a (a) the swap notional amount for such Distribution Date set forth in the schedule below and (b) the aggregate principal balance of the Class A and Class M Certificates at the beginning of the related calculation period (such lesser amount, the "Notional Balance") and (ii) the Supplemental Interest Trust will be entitled to receive from the Swap Counterparty an amount equal to One-Month LIBOR (as determined pursuant to the Swap Agreement) on the Notional Balance, in each case accrued during the related swap accrual period (days in the case of the first accrual period).

On each such Distribution Date, only the net amount of the two obligations above (the "Net Swap Payment") will be paid by the appropriate party. Upon early termination of the Swap Agreement, the Supplemental Interest Trust or the Swap Counterparty may be liable to make termination payment (the "Swap Termination Payment") to the other party, regardless of which party caused the termination. The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. On each Distribution Date on which the Supplemental Interest Trust is required to make a Net Swap Payment to the Swap Counterparty, the trust will be obligated to make a payment to the Supplemental Interest Trust in the same amount, which payment shall be paid prior to all distributions to Certificateholders. In the event that the Supplemental Interest Trust is require to make a Swap Termination Payment to the Swap Counterparty, the trust will be obligated to make a payment to the Supplemental Interest Trust in the same amount. If the Swap Termination Payment is not due to a Swap Provider Trigger Event, the trust's payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to all distributions to Certificateholders. If the Swap Termination Payment is due to a Swap Provider Trigger Event, such payment will be made subordinate to distributions to all Certificates other than the Class C Certificates.

Shown below is the aggregate swap notional amount schedule, which generally has been derived by adding (A) for the fixed rate collateral, a notional balance corresponding to 1.5 times the pricing speed and (B) for the adjustable rate collateral (1) during the respective fixed rate period, a notional balance corresponding to 1.5 times the pricing speed and (2) during the respective adjustable rate period, zero.

Swap Agreement Notional Balance Schedule

Period	Notional Balance ($)	Period	Notional Balance ($)	Period	Notional Balance ($)
1	873,211,419.48	37	169,137,063.37	73	41,953,759.65
2	863,075,979.45	38	163,301,589.51	74	40,810,266.26
3	850,514,217.50	39	157,685,910.95	75	39,698,136.32
4	835,541,068.58	40	152,281,037.99	76	38,616,493.70
5	818,191,857.24	41	147,078,373.33	77	37,564,487.62
6	798,523,013.98	42	142,069,694.08	78	36,541,291.91
7	776,613,224.78	43	137,247,134.81	79	35,546,104.23
8	752,563,892.42	44	132,603,171.14	80	34,578,145.28
9	726,502,141.14	45	128,130,604.39	81	33,636,658.23
10	698,630,719.37	46	123,822,546.67	82	32,720,907.94
11	669,792,808.53	47	119,672,406.82	83	31,579,779.48
12	642,033,855.50	48	115,673,877.08	84	30,688,163.27
13	615,492,404.85	49	111,820,920.18	85	29,858,838.95
14	590,117,309.01	50	108,107,757.17	86	29,051,861.95
15	565,855,123.03	51	104,528,855.75	87	28,266,628.09
16	542,654,915.59	52	101,078,919.27	88	27,502,549.69
17	520,468,148.72	53	97,752,876.05	89	26,759,055.19
18	499,248,563.78	54	94,545,869.38	90	26,035,588.60
19	478,952,072.64	55	91,453,247.78	91	25,331,609.15
20	459,536,654.13	56	88,470,555.95	92	24,646,590.83
21	440,962,015.82	57	85,593,526.01	93	23,980,021.93
22	423,189,245.25	58	75,534,450.99	94	23,331,404.74
23	304,844,932.80	59	61,814,243.93	95	22,700,255.08
24	293,510,181.46	60	60,123,370.64	96	22,086,101.95
25	282,633,516.16	61	58,479,294.74	97	21,488,487.19
26	272,195,125.32	62	56,880,686.48	98	0.00
27	262,176,095.95	63	55,326,255.64		
28	252,558,371.72	64	53,814,750.35		
29	243,324,712.83	65	52,344,955.80		
30	234,458,658.09	66	50,915,693.17		
31	225,944,488.44	67	49,525,818.36		
32	217,767,192.53	68	48,174,220.96		
33	209,912,433.65	69	46,859,823.24		
34	202,366,142.23	70	45,581,579.05		
35	181,505,431.08	71	44,338,472.86		
36	175,201,733.32	72	43,129,518.75		

Swap Agreement:(*Cont.*)

Pursuant to the Swap Administration Agreement, amounts paid by the trust to the Supplemental Interest Trust as described above, and amounts paid by the Swap Counterparty to the Supplemental Interest Trust under the Swap Agreement, will be deposited into a reserve account (the "Swap Account").

Pursuant to the Swap Administration Agreement, amounts paid by the trust to the Supplemental Interest Trust will be distributed to the Swap Counterparty on each Distribution Date in the following order of priority:

1) to the Swap Counterparty, any Net Swap Payment owed to the Swap Counterparty under the Swap Agreement for such Distribution Date; and
2) to the Swap Counterparty, any Swap Termination Payment owed to the Swap Counterparty under the Swap Agreement.

Pursuant to the Swap Administration Agreement, amounts paid by the Swap Counterparty to the Supplemental Interest Trust will be distributed on each Distribution Date in the following order of priority, in each case to the extent not covered by the net monthly excess cashflow on that Distribution Date:

1) to the holders of the Class A Certificates, on a pro rata basis, to pay accrued and unpaid interest to the extent unpaid from interest collections, but only to the extent of the interest portion of Realized Losses allocated to such Certificates on such Distribution Date;

2) distribution of additional principal to the certificates, until the required level of Overcollateralization Target Amount is reached, but only to the extent of the principal portion of Realized Losses for such Distribution Date or prior Distribution Dates;

3) to the holders of the Class M Certificates, in order of priority, to pay accrued and unpaid interest to the extent unpaid from interest collections, but only to the extent of the interest portion of Realized Losses allocated to such Certificates on such Distribution Date;

4) to pay the holder of the Class A Certificates, pro rata, and then to the Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed;

5) to pay, first to the Class A Certificates, on a pro rata basis based on the remaining Basis Risk Carry-Forward Amounts, any Basis Risk Shortfall Carry-Forward Amount, as applicable, for such Distribution Date and second, sequentially to the Class M Certificates, in order of priority, any Basis Risk Shortfall Carry-Forward Amount for such Distribution Date; and

6) to the parties named in the Swap Administration Agreement, any remaining amounts.

Swap Provider Trigger Event:

A "Swap Provider Trigger Event" shall mean: (i) an Event of Default under the Swap Agreement with respect to which the Swap Counterparty is a Defaulting Party (as defined in the Swap Agreement) or (ii) a Termination Event (including an Additional Termination Event) under the Swap Agreement with respect to which the Swap Provider is the sole Affected Party (as defined in the Swap Agreement).

Sensitivity Analysis – To 10% Optional Termination

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class A-1A					
Avg. Life (yrs)	13.85	1.76	1.00	0.74	0.60
Window (mo)	1 - 233	1 - 41	1 - 21	1 - 15	1 - 12
Expected Final Mat.	Nov-2024	Nov-2008	Mar-2007	Sep-2006	Jun-2006
Class A-1B					
Avg. Life (yrs)	23.06	5.98	3.00	1.92	1.43
Window (mo)	233 - 317	41 - 116	21 - 57	15 - 33	12 - 24
Expected Final Mat.	Nov-2031	Feb-2015	Mar-2010	Mar-2008	Jun-2007
Class A-1C					
Avg. Life (yrs)	27.97	13.38	6.92	4.36	2.80
Window (mo)	317 - 343	116 - 184	57 - 97	33 - 62	24 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class A-2					
Avg. Life (yrs)	20.57	6.05	3.13	2.03	1.42
Window (mo)	1 - 343	1 - 184	1 - 97	1 - 62	1 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class M-1					
Avg. Life (yrs)	26.28	10.36	5.34	3.95	3.61
Window (mo)	268 - 343	61 - 184	37 - 97	40 - 62	43 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class M-2					
Avg. Life (yrs)	26.28	10.36	5.33	3.91	3.61
Window (mo)	268 - 343	61 - 184	37 - 97	39 - 62	43 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class M-3					
Avg. Life (yrs)	26.28	10.36	5.33	3.87	3.56
Window (mo)	268 - 343	61 - 184	37 - 97	39 - 62	42 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class M-4					
Avg. Life (yrs)	26.28	10.36	5.33	3.87	3.48
Window (mo)	268 - 343	61 - 184	37 - 97	38 - 62	41 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009

Sensitivity Analysis – To 10% Optional Termination

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class M-5					
Avg. Life (yrs)	26.28	10.36	5.33	3.83	3.42
Window (mo)	268 - 343	61 - 184	37 - 97	38 - 62	40 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class M-6					
Avg. Life (yrs)	26.28	10.36	5.33	3.83	3.37
Window (mo)	268 - 343	61 - 184	37 - 97	38 - 62	39 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class M-7					
Avg. Life (yrs)	26.25	10.24	5.25	3.77	3.32
Window (mo)	268 - 343	61 - 184	37 - 97	37 - 62	38 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class M-8					
Avg. Life (yrs)	26.14	9.86	5.02	3.58	3.19
Window (mo)	268 - 339	61 - 169	37 - 87	37 - 56	38 - 39
Expected Final Mat.	Sep-2033	Jul-2019	Sep-2012	Feb-2010	Sep-2008
Class M-9					
Avg. Life (yrs)	25.85	9.14	4.61	3.33	3.14
Window (mo)	268 - 333	61 - 148	37 - 75	37 - 48	37 - 38
Expected Final Mat.	Mar-2033	Oct-2017	Sep-2011	Jun-2009	Aug-2008

Sensitivity Analysis – To Maturity

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class A-1A					
Avg. Life (yrs)	13.85	1.76	1.00	0.74	0.60
Window (mo)	1 - 233	1 - 41	1 - 21	1 - 15	1 - 12
Expected Final Mat.	Nov-2024	Nov-2008	Mar-2007	Sep-2006	Jun-2006
Class A-1B					
Avg. Life (yrs)	23.06	5.98	3.00	1.92	1.43
Window (mo)	233 - 317	41 - 116	21 - 57	15 - 33	12 - 24
Expected Final Mat.	Nov-2031	Feb-2015	Mar-2010	Mar-2008	Jun-2007
Class A-1C					
Avg. Life (yrs)	28.22	15.15	8.15	5.19	3.39
Window (mo)	317 - 358	116 - 331	57 - 226	33 - 153	24 - 111
Expected Final Mat.	Apr-2035	Jan-2033	Apr-2024	Mar-2018	Sep-2014
Class A-2					
Avg. Life (yrs)	20.63	6.47	3.42	2.22	1.56
Window (mo)	1 - 358	1 - 331	1 - 226	1 - 153	1 - 111
Expected Final Mat.	Apr-2035	Jan-2033	Apr-2024	Mar-2018	Sep-2014
Class M-1					
Avg. Life (yrs)	26.40	11.09	5.82	4.26	4.10
Window (mo)	268 - 354	61 - 259	37 - 147	40 - 95	45 - 67
Expected Final Mat.	Dec-2034	Jan-2027	Sep-2017	May-2013	Jan-2011
Class M-2					
Avg. Life (yrs)	26.39	11.01	5.75	4.17	3.87
Window (mo)	268 - 353	61 - 248	37 - 139	39 - 89	43 - 63
Expected Final Mat.	Nov-2034	Feb-2026	Jan-2017	Nov-2012	Sep-2010
Class M-3					
Avg. Life (yrs)	26.38	10.91	5.68	4.09	3.72
Window (mo)	268 - 351	61 - 234	37 - 129	39 - 83	42 - 58
Expected Final Mat.	Sep-2034	Dec-2024	Mar-2016	May-2012	Apr-2010
Class M-4					
Avg. Life (yrs)	26.37	10.81	5.61	4.04	3.61
Window (mo)	268 - 350	61 - 223	37 - 121	38 - 77	41 - 55
Expected Final Mat.	Aug-2034	Jan-2024	Jul-2015	Nov-2011	Jan-2010

Sensitivity Analysis – To Maturity

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class M-5					
Avg. Life (yrs)	26.35	10.68	5.53	3.94	3.51
Window (mo)	268 - 348	61 - 212	37 - 115	38 - 73	40 - 51
Expected Final Mat.	Jun-2034	Feb-2023	Jan-2015	Jul-2011	Sep-2009
Class M-6					
Avg. Life (yrs)	26.31	10.49	5.41	3.87	3.41
Window (mo)	268 - 346	61 - 199	37 - 106	38 - 67	39 - 47
Expected Final Mat.	Apr-2034	Jan-2022	Apr-2014	Jan-2011	May-2009
Class M-7					
Avg. Life (yrs)	26.25	10.24	5.25	3.77	3.32
Window (mo)	268 - 343	61 - 184	37 - 97	37 - 62	38 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class M-8					
Avg. Life (yrs)	26.14	9.86	5.02	3.58	3.19
Window (mo)	268 - 339	61 - 169	37 - 87	37 - 56	38 - 39
Expected Final Mat.	Sep-2033	Jul-2019	Sep-2012	Feb-2010	Sep-2008
Class M-9					
Avg. Life (yrs)	25.85	9.14	4.61	3.33	3.14
Window (mo)	268 - 333	61 - 148	37 - 75	37 - 48	37 - 38
Expected Final Mat.	Mar-2033	Oct-2017	Sep-2011	Jun-2009	Aug-2008

Available Funds Cap - Static Indices

Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)	Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)	Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)
1	3.34	3.99	33	3.42	3.99	65	3.47	3.90
2	3.34	3.99	34	3.42	3.99	66	3.47	3.90
3	3.34	3.99	35	3.43	3.99	67	3.47	3.89
4	3.34	3.99	36	3.43	3.99	68	3.47	3.89
5	3.34	3.99	37	3.43	3.99	69	3.47	3.88
6	3.35	3.99	38	3.43	3.97	70	3.47	3.88
7	3.35	3.99	39	3.43	3.98	71	3.47	3.87
8	3.35	3.99	40	3.43	3.98	72	3.47	3.87
9	3.35	3.99	41	3.44	3.97	73	3.47	3.86
10	3.36	3.99	42	3.44	3.97	74	3.47	3.86
11	3.36	3.99	43	3.44	3.97	75	3.47	3.85
12	3.36	3.99	44	3.44	3.97	76	3.47	3.84
13	3.37	3.99	45	3.44	3.96	77	3.47	3.84
14	3.37	3.99	46	3.44	3.96	78	3.47	3.83
15	3.38	3.99	47	3.45	3.96	79	3.47	3.83
16	3.38	3.99	48	3.45	3.96	80	3.47	3.82
17	3.38	3.99	49	3.45	3.95	81	3.47	3.81
18	3.39	3.99	50	3.45	3.95	82	3.47	3.81
19	3.39	3.99	51	3.46	3.95	83	3.47	3.80
20	3.40	3.99	52	3.46	3.95	84	3.47	3.79
21	3.40	3.99	53	3.46	3.94	85	3.47	3.78
22	3.41	3.99	54	3.46	3.94	86	3.47	3.78
23	3.41	3.99	55	3.47	3.94	87	3.47	3.77
24	3.41	3.99	56	3.47	3.93	88	3.47	3.76
25	3.41	3.99	57	3.47	3.93	89	3.47	3.75
26	3.41	3.99	58	3.47	3.93	90	3.47	3.75
27	3.41	3.99	59	3.47	3.92	91	3.47	3.74
28	3.41	3.99	60	3.47	3.92	92	3.47	3.73
29	3.42	3.99	61	3.47	3.92	93	3.47	3.72
30	3.42	3.99	62	3.47	3.91	94	3.47	3.72
31	3.42	3.99	63	3.47	3.91	95	3.47	3.71
32	3.42	3.99	64	3.47	3.90	96	3.47	3.70
						97	3.47	3.69

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Static Indices: 1-Month Libor; 3.10%; 6-Month Libor; 3.52%
3. Fees include the Master Servicing Fee, the Servicing Fee and the Mortgage Insurance Policy Premium for those loans covered under the Policy

Available Funds Cap - Indices @ 20%

Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)	Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)	Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)
1	20.24	6.54	33	16.25	7.47	65	13.66	8.58
2	20.24	21.06	34	15.92	7.04	66	13.88	8.85
3	20.24	20.11	35	15.82	7.66	67	13.61	8.55
4	20.24	20.71	36	15.60	7.41	68	13.58	8.53
5	20.24	20.08	37	15.74	7.65	69	14.36	9.43
6	20.25	19.42	38	15.28	7.39	70	13.53	8.50
7	20.25	16.85	39	15.17	7.40	71	13.75	8.77
8	20.25	14.99	40	15.32	7.68	72	13.47	8.47
9	20.25	15.76	41	15.28	7.65	73	13.70	8.74
10	20.26	11.05	42	15.40	7.90	74	13.42	8.44
11	20.26	10.42	43	15.13	7.63	75	13.40	8.43
12	20.26	7.50	44	15.06	7.63	76	13.62	8.69
13	20.27	6.51	45	15.62	8.44	77	13.35	8.40
14	20.06	5.88	46	14.93	7.62	78	13.57	8.66
15	19.88	5.88	47	15.10	7.92	79	13.29	8.37
16	19.79	6.09	48	14.83	7.65	80	13.27	8.35
17	19.60	5.95	49	14.96	7.90	81	13.76	8.91
18	19.52	6.15	50	14.70	7.63	82	13.23	8.34
19	19.28	5.95	51	14.64	7.63	83	13.43	8.61
20	19.12	5.95	52	14.77	7.88	84	13.18	8.34
21	19.27	6.61	53	14.52	7.62	85	13.41	8.61
22	18.95	6.09	54	14.66	7.87	86	13.13	8.31
23	16.42	6.93	55	14.39	7.61	87	13.11	8.30
24	16.20	6.71	56	14.33	7.60	88	13.34	8.56
25	16.27	6.93	57	14.92	8.41	89	13.06	8.27
26	16.05	6.70	58	14.17	8.09	90	13.29	8.53
27	15.99	6.71	59	13.98	8.88	91	13.01	8.24
28	16.11	6.97	60	13.78	8.65	92	12.99	8.22
29	16.14	6.99	61	14.01	8.92	93	13.77	9.08
30	16.23	7.22	62	13.73	8.62	94	12.94	8.19
31	16.02	6.98	63	13.70	8.60	95	13.17	8.45
32	15.96	6.97	64	13.93	8.88	96	12.90	8.16
						97	13.12	8.42

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Fees include the Master Servicing Fee, Servicing Fee and the Mortgage Insurance Policy Premium for those loans covered under the Policy
3. Proceeds from swap included

Excess Interest - Static Indices

Pd	Excess Interest (%)	Pd	Excess Interest (%)	Pd	Excess Interest (%)
1	0.18	33	2.12	65	2.21
2	1.32	34	1.99	66	2.30
3	1.32	35	2.11	67	2.21
4	1.36	36	2.04	68	2.22
5	1.41	37	2.11	69	2.49
6	1.43	38	2.06	70	2.23
7	1.42	39	2.07	71	2.32
8	1.43	40	2.15	72	2.24
9	1.51	41	2.08	73	2.33
10	1.45	42	2.16	74	2.24
11	1.48	43	2.08	75	2.25
12	1.47	44	2.09	76	2.34
13	1.51	45	2.32	77	2.26
14	1.49	46	2.10	78	2.35
15	1.50	47	2.18	79	2.27
16	1.54	48	2.10	80	2.27
17	1.52	49	2.18	81	2.45
18	1.56	50	2.11	82	2.28
19	1.53	51	2.11	83	2.38
20	1.54	52	2.20	84	2.30
21	1.68	53	2.12	85	2.39
22	1.59	54	2.20	86	2.31
23	2.01	55	2.13	87	2.31
24	1.95	56	2.13	88	2.41
25	2.02	57	2.37	89	2.33
26	1.96	58	2.14	90	2.42
27	1.96	59	2.28	91	2.34
28	2.03	60	2.19	92	2.34
29	1.97	61	2.28	93	2.61
30	2.04	62	2.20	94	2.35
31	1.98	63	2.20	95	2.45
32	1.98	64	2.29	96	2.37
				97	2.46

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Static Indices: 1-Month Libor; 3.10%; 6-Month Libor; 3.52%

Excess Interest - Forward Indices

Pd	Excess Interest (%)	Pd	Excess Interest (%)	Pd	Excess Interest (%)
1	0.18	33	1.77	65	1.62
2	1.30	34	1.56	66	1.77
3	1.29	35	1.74	67	1.60
4	1.32	36	1.60	68	1.60
5	1.37	37	1.72	69	2.06
6	1.38	38	1.59	70	1.59
7	1.35	39	1.59	71	1.76
8	1.35	40	1.73	72	1.59
9	1.43	41	1.59	73	1.75
10	1.35	42	1.73	74	1.58
11	1.39	43	1.56	75	1.57
12	1.36	44	1.54	76	1.73
13	1.38	45	1.91	77	1.58
14	1.34	46	1.54	78	1.74
15	1.33	47	1.70	79	1.57
16	1.37	48	1.54	80	1.56
17	1.33	49	1.68	81	1.88
18	1.37	50	1.51	82	1.56
19	1.31	51	1.50	83	1.73
20	1.30	52	1.65	84	1.57
21	1.46	53	1.50	85	1.73
22	1.35	54	1.65	86	1.56
23	1.72	55	1.48	87	1.55
24	1.63	56	1.47	88	1.72
25	1.71	57	1.89	89	1.57
26	1.61	58	1.53	90	1.72
27	1.60	59	1.79	91	1.55
28	1.70	60	1.64	92	1.55
29	1.60	61	1.79	93	2.04
30	1.70	62	1.62	94	1.55
31	1.57	63	1.61	95	1.72
32	1.56	64	1.77	96	1.55
				97	1.71

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Run using 1-Month Libor and 6-Month Libor Forward Indices

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		3,703	
Total Outstanding Loan Principle Balance		$944,918,561	
Average Outstanding Loan Principal Balance		$255,176	$24,767 - $1,839,800
WA *Coupon*		6.070%	3.625% - 13.500%
WA Remaining Term (mo.)		355	169 - 360
WA Combined LTV**		75.60%	14.47% - 100.00%
WA FICO*		699	585 – 822
WA Seasoning (mo.)		2	0 - 11
Interest Only Loans		77.46%	
1st Liens		99.98%	
2nd Liens		0.02%	
Simultaneous 2nd Liens		44.92%	
Loan Type			
ARM		72.34%	
Fixed		27.66%	
Geographic Distribution			
	CA	51.57%	
	GA	13.33%	
	FL	6.98%	
ARM Characteristics			
Gross Margin		2.941%	1.000% - 8.750%
Initial Periodic Cap		3.919%	1.000% - 6.000%
Subsequent Periodic Cap		1.008%	1.000% - 6.000%
Lifetime Maximum Rate		11.762%	9.250% - 18.875%
Lifetime Minimum Rate		2.989%	1.000% - 8.750%

*Zero Values Excluded

**WA Combined LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans and Combined Loan-to-Value Ratios of the Second Lien Mortgage Loans.

COLLATERAL TABLES - TOTAL POOL

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance	Average Balance	WA Coupon*	WA Comb LTV*	WA FICO*	IO %
0.01 - 25,000.00	1	$25,000.00	0.00%	$25,000.00	10.500%	95.00%	677	N/A
25,000.01 - 50,000.00	10	451,245.00	0.05	45,124.50	8.123	64.12	684	30.47%
50,000.01 - 75,000.00	105	6,706,019.00	0.71	63,866.85	6.899	69.50	703	48.75
75,000.01 - 100,000.00	234	20,763,035.00	2.20	88,730.92	6.426	73.03	695	71.90
100,000.01 - 125,000.00	310	35,432,094.00	3.75	114,297.08	6.351	76.24	698	75.84
125,000.01 - 150,000.00	370	50,920,095.00	5.39	137,621.88	6.270	76.13	695	72.28
150,000.01 - 175,000.00	328	53,236,669.00	5.63	162,306.92	6.251	76.64	697	74.23
175,000.01 - 200,000.00	305	57,089,753.00	6.04	187,179.52	6.233	76.13	692	69.66
200,000.01 - 225,000.00	273	58,086,777.00	6.14	212,772.08	6.117	76.65	691	76.58
225,000.01 - 250,000.00	263	62,640,686.00	6.63	238,177.51	6.020	76.09	702	72.45
250,000.01 - 275,000.00	209	54,945,812.00	5.81	262,898.62	6.065	77.87	690	80.88
275,000.01 - 300,000.00	226	65,133,224.00	6.89	288,200.11	6.014	76.23	697	77.55
300,000.01 - 325,000.00	177	55,378,955.00	5.86	312,875.45	5.941	76.72	702	80.27
325,000.01 - 359,650.00	200	68,776,361.00	7.27	343,881.81	5.985	77.44	698	79.52
359,650.01 - 500,000.00	438	183,919,419.00	19.45	419,907.35	5.981	76.39	701	80.19
500,000.01 -1,000,000.00	239	151,986,018.00	16.08	635,924.76	5.996	73.68	703	80.33
>1,000,000.00	15	19,939,630.00	2.11	1,329,308.67	5.675	58.72	711	85.98
Total:	**3,703**	**$945,430,792.00**	**100.00%**	**$255,314.82**	**6.070%**	**75.60%**	**699**	**77.42%**

*weighted by original balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0.01 - 25,000.00	1	$24,766.56	0.00%	$24,766.56	10.500%	95.00%	677	N/A
25,000.01 - 50,000.00	10	450,247.92	0.05	45,024.79	8.122	64.11	684	30.54%
50,000.01 - 75,000.00	105	6,700,348.43	0.71	63,812.84	6.899	69.50	703	48.80
75,000.01 - 100,000.00	234	20,745,414.43	2.20	88,655.62	6.426	73.04	695	71.96
100,000.01 - 125,000.00	310	35,412,604.78	3.75	114,234.21	6.351	76.24	698	75.88
125,000.01 - 150,000.00	372	51,185,709.50	5.42	137,595.99	6.269	76.04	695	71.90
150,000.01 - 175,000.00	327	53,077,737.39	5.62	162,317.24	6.255	76.76	697	74.45
175,000.01 - 200,000.00	305	57,074,219.44	6.04	187,128.59	6.231	76.14	691	69.68
200,000.01 - 225,000.00	272	57,855,079.75	6.12	212,702.50	6.116	76.64	691	76.89
225,000.01 - 250,000.00	263	62,598,393.04	6.62	238,016.70	6.020	76.09	702	72.50
250,000.01 - 275,000.00	211	55,472,145.42	5.87	262,901.16	6.062	77.88	691	80.11
275,000.01 - 300,000.00	224	64,546,795.13	6.83	288,155.34	6.016	76.21	697	78.26
300,000.01 - 325,000.00	178	55,680,966.24	5.89	312,814.42	5.942	76.71	702	79.83
325,000.01 - 359,650.00	203	69,855,518.39	7.39	344,115.85	5.980	77.46	698	78.29
359,650.01 - 500,000.00	434	182,400,008.50	19.30	420,276.52	5.982	76.38	701	80.86
500,000.01 -1,000,000.00	239	151,906,865.71	16.08	635,593.58	5.996	73.68	703	80.37
>1,000,000.00	15	19,931,739.92	2.11	1,328,782.66	5.675	58.72	711	86.02
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

COLLATERAL TABLES – TOTAL POOL *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
3.500 - 3.999	2	$376,282.51	0.04%	$188,141.26	3.666%	65.33%	688	67.46%
4.000 - 4.499	15	6,183,991.36	0.65	412,266.09	4.259	68.74	730	79.03
4.500 - 4.999	116	33,833,447.26	3.58	291,667.65	4.810	73.78	723	92.28
5.000 - 5.499	347	106,164,303.83	11.24	305,949.00	5.248	72.90	713	90.76
5.500 - 5.999	1,146	330,044,647.51	34.93	287,997.07	5.762	74.12	707	78.89
6.000 - 6.499	927	225,587,108.86	23.87	243,351.79	6.193	75.88	693	74.63
6.500 - 6.999	701	152,436,347.82	16.13	217,455.56	6.656	78.48	683	74.18
7.000 - 7.499	245	49,233,739.38	5.21	200,954.04	7.168	79.42	685	70.49
7.500 - 7.999	149	31,371,323.01	3.32	210,545.79	7.668	79.78	677	61.26
8.000 - 8.499	35	6,751,826.42	0.71	192,909.33	8.161	81.20	678	31.07
8.500 - 8.999	10	1,887,529.56	0.20	188,752.96	8.677	85.50	656	46.52
9.000 - 9.499	4	750,698.36	0.08	187,674.59	9.000	81.95	720	67.30
9.500 - 9.999	2	89,976.51	0.01	44,988.26	9.801	95.00	660	59.13
10.000 - 10.499	1	70,928.50	0.01	70,928.50	10.000	89.99	761	N/A
10.500 - 10.999	1	24,766.56	0.00	24,766.56	10.500	95.00	677	N/A
11.000 - 11.499	1	65,411.37	0.01	65,411.37	11.000	100.00	612	N/A
13.500 - 13.999	1	46,231.73	0.00	46,231.73	13.500	19.50	650	N/A
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0 - 180	64	$13,077,625.28	1.38%	$204,337.90	5.942%	58.53%	697	N/A
181 - 240	18	3,145,347.86	0.33	174,741.55	6.094	57.57	685	N/A
241 - 360	3,621	928,695,587.41	98.28	256,474.89	6.072	75.90	699	78.82
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
121 - 180	64	$13,077,625.28	1.38%	$204,337.90	5.942%	58.53%	697	N/A
181 - 240	18	3,145,347.86	0.33	174,741.55	6.094	57.57	685	N/A
241 - 300	1	106,690.37	0.01	106,690.37	5.999	59.44	690	N/A
301 - 360	3,620	928,588,897.04	98.27	256,516.27	6.072	75.91	699	78.83
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

COLLATERAL TABLES – TOTAL POOL *(continued)*

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0 - 6	3,698	$943,603,030.61	99.86%	$255,165.77	6.069%	75.59%	699	77.48%
7 - 12	5	1,315,529.94	0.14	263,105.99	6.660	83.53	643	68.11
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Combined Loan-to-Value Ratios of Mortgage Loans**

Combined LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0.01 - 25.00	12	$1,133,824.16	0.12%	$94,485.35	6.321%	20.13%	737	29.59%
25.01 - 30.00	17	1,926,289.72	0.20	113,311.16	5.912	27.80	706	20.92
30.01 - 35.00	18	2,585,586.25	0.27	143,643.68	5.843	32.83	716	52.64
35.01 - 40.00	31	6,889,123.62	0.73	222,229.79	5.682	37.72	691	48.48
40.01 - 45.00	40	9,486,877.23	1.00	237,171.93	5.899	43.14	701	54.54
45.01 - 50.00	62	16,305,915.14	1.73	262,998.63	5.748	48.15	703	47.75
50.01 - 55.00	69	20,981,969.67	2.22	304,086.52	5.716	53.02	716	59.71
55.01 - 60.00	120	34,195,804.92	3.62	284,965.04	5.813	58.49	688	63.78
60.01 - 65.00	150	50,121,464.92	5.30	334,143.10	5.776	63.66	699	71.26
65.01 - 70.00	248	64,382,068.29	6.81	259,605.11	6.079	69.02	698	69.94
70.01 - 75.00	239	65,941,304.60	6.98	275,905.04	6.139	73.75	692	63.65
75.01 - 80.00	2,372	609,769,313.70	64.53	257,069.69	6.070	79.75	701	84.14
80.01 - 85.00	36	8,293,443.08	0.88	230,373.42	6.503	84.11	668	63.95
85.01 - 90.00	137	26,154,029.14	2.77	190,905.32	6.674	89.49	681	66.04
90.01 - 95.00	137	24,403,068.47	2.58	178,124.59	6.694	94.71	692	79.78
95.01 - 100.00	15	2,348,477.64	0.25	156,565.18	6.637	99.68	728	59.49
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

**WA Combined LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans and Combined Loan-to-Value Ratios of the Second Lien Mortgage Loans.

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Owner Occupied	2,924	$783,883,666.25	82.96%	$268,086.07	5.986%	75.96%	696	79.74%
Investor	619	123,533,744.22	13.07	199,569.86	6.483	73.41	708	64.87
Second Home	160	37,501,150.08	3.97	234,382.19	6.467	75.30	715	71.36
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

COLLATERAL TABLES – TOTAL POOL *(continued)*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
2-4 Family	251	$77,786,061.99	8.23%	$309,904.63	6.351%	71.07%	699	54.44%
Condo	347	84,112,433.53	8.90	242,398.94	6.027	78.30	709	86.31
Pud	956	223,833,711.67	23.69	234,135.68	6.090	77.58	704	83.44
Single Family	2,149	559,186,353.36	59.18	260,207.70	6.030	75.04	695	76.94
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Purchase	2,321	$573,420,082.25	60.68%	$247,057.34	6.095%	78.64%	706	82.99%
Cashout Refinance	1,041	287,968,124.45	30.48	276,626.44	6.085	70.74	682	65.84
Rate/Term Refinance	341	83,530,353.85	8.84	244,957.05	5.849	71.49	702	79.60
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Full Doc	868	$203,652,105.52	21.55%	$234,622.24	5.817%	76.86%	710	79.86%
No Income, No Asset	540	115,093,355.17	12.18	213,135.84	6.225	70.47	690	67.38
No Ratio	277	81,489,957.08	8.62	294,187.57	6.248	76.10	700	78.52
Reduced	4	1,218,400.00	0.13	304,600.00	6.094	85.68	682	100.00
Stated Income, Stated Asset	736	186,833,462.08	19.77	253,849.81	6.258	75.36	687	67.43
Stated Income, Verified Asset	1,278	356,631,280.70	37.74	279,054.21	6.026	76.52	700	84.29
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

COLLATERAL TABLES - TOTAL POOL *(continued)*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
6 Mo Libor Arm	40	$13,098,087.07	1.39%	$327,452.18	5.909%	76.41%	707	N/A
6 Mo Libor Arm (IO)	168	58,609,054.00	6.20	348,863.42	5.611	77.15	698	100.00 %
2/6 Arm	150	34,458,036.04	3.65	229,720.24	6.562	77.12	673	N/A
2/6 Arm (IO)	781	214,013,097.00	22.65	274,024.45	6.021	78.15	691	100.00
3/6 Arm	36	7,311,529.60	0.77	203,098.04	6.510	75.02	660	N/A
3/6 Arm (IO)	218	55,477,150.00	5.87	254,482.34	5.905	76.54	699	100.00
5/6 Arm	112	28,347,094.57	3.00	253,099.06	6.069	74.38	690	N/A
5/6 Arm (IO)	1,037	245,950,959.00	26.03	237,175.47	5.984	77.11	705	100.00
7/6 Arm	3	779,197.07	0.08	259,732.36	5.231	46.95	675	N/A
7/6 Arm (IO)	37	13,305,212.00	1.41	359,600.32	5.413	73.20	720	100.00
10/6 Arm	1	184,265.38	0.02	184,265.38	5.125	79.61	722	N/A
10/6 Arm (IO)	39	12,019,900.00	1.27	308,202.56	5.575	75.45	756	100.00
15Y Fixed Amort	60	12,879,742.34	1.36	214,662.37	5.874	57.97	697	N/A
20Y Fixed Amort	18	3,145,347.86	0.33	174,741.55	6.094	57.57	685	N/A
25Y Fixed Amort	1	106,690.37	0.01	106,690.37	5.999	59.44	690	N/A
30Y Fixed Amort	496	112,435,798.31	11.90	226,685.08	6.375	71.28	696	N/A
30Y Fixed Amort (IO)	502	132,599,517.00	14.03	264,142.46	6.315	73.64	706	100.00
Fixed 2nds Balloons	4	197,882.94	0.02	49,470.74	10.370	94.86	681	N/A
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
6 Mo Libor	2,622	$683,553,581.73	72.34%	$260,699.31	5.975%	77.11%	698	87.69%
Fixed	1,081	261,364,978.82	27.66	241,780.74	6.319	71.67	701	50.73
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

COLLATERAL TABLES – TOTAL POOL *(continued)*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
California	1,484	$487,279,339.42	51.57%	$328,355.35	5.918%	74.37%	699	78.70%
Georgia	621	125,915,207.96	13.33	202,762.01	5.856	77.39	714	89.06
Florida	341	65,908,722.95	6.98	193,280.71	6.513	77.64	698	80.05
New Jersey	165	42,701,404.67	4.52	258,796.39	6.413	76.21	684	60.14
New York	88	28,339,521.06	3.00	322,040.01	6.221	70.85	694	37.04
Michigan	133	18,888,802.60	2.00	142,021.07	6.073	78.89	690	95.47
Massachusetts	63	18,358,369.52	1.94	291,402.69	6.312	75.15	702	63.79
Nevada	64	17,694,619.33	1.87	276,478.43	6.361	76.65	685	89.42
Arizona	103	17,392,218.34	1.84	168,856.49	6.662	80.32	694	73.24
Colorado	69	14,879,045.62	1.57	215,638.34	6.128	77.10	710	95.40
Texas	76	11,813,589.71	1.25	155,441.97	6.795	78.66	704	52.27
Washington	50	10,894,703.87	1.15	217,894.08	5.986	80.38	694	82.86
Virginia	41	10,658,702.12	1.13	259,968.34	6.459	78.21	685	87.61
Maryland	37	10,638,151.46	1.13	287,517.61	6.211	77.69	675	72.07
Other	368	63,556,161.92	6.73	172,706.96	6.368	76.16	692	67.20
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Original Prepayment Penalty Term

Original Prepayment Penalty Term*	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
No Penalty	1,010	$254,155,176.19	26.90%	$251,638.79	6.172%	76.07%	697	73.39%
6	41	15,948,357.20	1.69	388,984.32	5.853	74.78	710	72.93
12	269	86,741,545.79	9.18	322,459.28	6.125	74.00	693	72.55
24	1,015	262,364,318.52	27.77	258,487.01	6.027	76.89	696	84.65
36	1,068	242,684,628.37	25.68	227,232.80	6.120	74.64	697	73.35
60	300	83,024,534.48	8.79	276,748.45	5.737	74.73	719	85.25
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

*A substantial portion of the hybrid adjustable-rate mortgage loans with prepayment penalty terms in excess of the fixed rate period on the mortgage loans contain a provision where the related borrower does not have to pay a prepayment penalty during the first three months after the fixed rate period.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
576 - 600	24	$6,232,563.44	0.66%	$259,690.14	6.645%	77.39%	593	18.27%
601 - 625	150	33,301,386.53	3.52	222,009.24	6.506	74.11	619	65.13
626 - 650	501	123,452,298.05	13.06	246,411.77	6.285	74.57	639	74.54
651 - 675	669	165,510,972.04	17.52	247,400.56	6.205	76.33	664	77.70
676 - 700	727	188,775,188.09	19.98	259,663.26	6.077	76.47	688	74.84
701 - 725	561	143,780,661.51	15.22	256,293.51	6.004	76.03	713	80.45
726 - 750	517	143,380,326.90	15.17	277,331.39	5.901	75.33	738	80.98
751 - 775	303	75,768,302.74	8.02	250,060.41	5.839	76.30	762	86.75
776 - 800	214	56,095,948.30	5.94	262,130.60	5.830	73.09	785	75.97
801 - 825	37	8,620,912.95	0.91	232,997.65	5.676	69.62	807	82.57
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000 - 1.499	1	$189,324.59	0.03%	$189,324.59	7.778%	95.00%	618	N/A
1.500 - 1.999	1	333,750.00	0.05	333,750.00	6.200	75.00	655	100.00 %
2.000 - 2.499	1,268	289,694,554.75	42.38	228,465.74	5.894	76.72	707	91.92
2.500 - 2.999	629	182,137,675.33	26.65	289,567.05	5.988	77.42	696	93.81
3.000 - 3.499	287	76,608,169.28	11.21	266,927.42	5.815	77.99	698	94.88
3.500 - 3.999	205	73,334,202.79	10.73	357,727.82	5.975	75.16	696	71.94
4.000 - 4.499	39	10,964,911.92	1.60	281,151.59	6.221	75.68	672	66.80
4.500 - 4.999	31	9,647,778.89	1.41	311,218.67	5.832	76.72	671	64.32
5.000 - 5.499	39	10,481,548.60	1.53	268,757.66	6.482	77.12	676	57.90
5.500 - 5.999	43	10,542,556.30	1.54	245,175.73	6.462	80.90	649	52.47
6.000 - 6.499	29	7,716,576.02	1.13	266,088.83	6.748	80.46	641	51.32
6.500 - 6.999	33	7,426,778.32	1.09	225,053.89	7.029	84.07	636	68.64
7.000 - 7.499	16	3,958,479.26	0.58	247,404.95	7.760	85.98	644	57.13
8.500 - 8.999	1	517,275.68	0.08	517,275.68	6.750	65.00	784	N/A
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

COLLATERAL TABLES – TOTAL POOL *(continued)*

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
July 2005	2	$832,584.88	0.12%	$416,292.44	6.019%	58.74%	722	78.07%
August 2005	14	4,985,259.70	0.73	356,089.98	5.630	77.60	732	37.01
September 2005	62	22,848,146.73	3.34	368,518.50	5.434	75.68	689	76.35
October 2005	77	25,940,940.31	3.80	336,895.33	5.766	79.48	699	83.98
November 2005	50	16,437,109.45	2.40	328,742.19	5.810	75.23	706	98.69
December 2005	3	663,100.00	0.10	221,033.33	5.913	89.56	693	100.00
October 2006	1	436,000.00	0.06	436,000.00	6.125	80.00	621	100.00
November 2006	1	304,000.00	0.04	304,000.00	6.250	80.00	610	100.00
December 2006	4	1,216,274.20	0.18	304,068.55	6.242	77.05	689	32.54
January 2007	10	3,262,936.32	0.48	326,293.63	6.560	82.59	660	80.84
February 2007	79	23,244,133.71	3.40	294,229.54	6.154	77.68	686	80.68
March 2007	182	48,435,504.41	7.09	266,129.15	6.031	77.21	690	87.23
April 2007	398	104,048,126.83	15.22	261,427.45	6.079	77.96	692	87.45
May 2007	230	61,841,961.57	9.05	268,878.09	6.094	78.23	683	85.33
June 2007	26	5,682,196.00	0.83	218,546.00	6.445	81.92	685	96.51
November 2007	1	156,000.00	0.02	156,000.00	4.875	80.00	716	100.00
December 2007	1	109,600.00	0.02	109,600.00	7.250	80.00	671	100.00
January 2008	6	1,523,709.57	0.22	253,951.60	6.971	78.47	673	64.59
February 2008	39	8,822,644.39	1.29	226,221.65	6.354	79.65	679	84.64
March 2008	52	14,691,719.77	2.15	282,533.07	5.896	76.44	688	89.40
April 2008	85	18,618,598.80	2.72	219,042.34	5.837	75.83	709	89.66
May 2008	67	18,166,102.07	2.66	271,135.85	5.934	74.88	693	89.35
June 2008	3	700,305.00	0.10	233,435.00	5.514	79.98	717	100.00
December 2009	1	83,000.00	0.01	83,000.00	6.875	94.86	644	100.00
January 2010	2	283,369.72	0.04	141,684.86	6.709	80.00	708	46.58
February 2010	93	18,749,705.63	2.74	201,609.74	5.941	77.68	700	92.51
March 2010	404	92,845,717.01	13.58	229,816.13	6.166	77.19	695	86.02
April 2010	436	116,606,493.38	17.06	267,446.09	5.847	76.27	706	90.76
May 2010	197	41,966,597.83	6.14	213,028.42	6.014	77.02	715	93.93
June 2010	16	3,763,170.00	0.55	235,198.13	6.217	78.03	715	87.09
February 2012	2	2,058,480.00	0.30	1,029,240.00	5.169	62.96	718	100.00
March 2012	3	820,800.00	0.12	273,600.00	5.671	79.24	711	100.00
April 2012	20	6,730,597.07	0.98	336,529.85	5.523	68.96	710	88.42
May 2012	14	4,247,532.00	0.62	303,395.14	5.290	78.70	733	100.00
June 2012	1	227,000.00	0.03	227,000.00	5.125	76.95	692	100.00
March 2015	2	738,600.00	0.11	369,300.00	5.326	76.48	778	100.00
April 2015	21	6,204,415.38	0.91	295,448.35	5.461	75.77	737	97.03
May 2015	17	5,261,150.00	0.77	309,479.41	5.728	75.07	773	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
9.000 - 9.499	3	$1,060,000.00	0.16%	$353,333.33	4.329%	69.70%	747	100.00 %
9.500 - 9.999	43	11,157,190.35	1.63	259,469.54	4.817	75.37	728	95.13
10.000 - 10.499	139	42,503,647.14	6.22	305,781.63	5.128	71.56	725	89.46
10.500 - 10.999	486	128,898,660.94	18.86	265,223.58	5.604	75.75	709	92.25
11.000 - 11.499	540	135,441,659.15	19.81	250,817.89	5.781	76.38	698	92.58
11.500 - 11.999	641	165,668,783.52	24.24	258,453.64	5.978	77.68	696	89.72
12.000 - 12.499	298	73,811,595.36	10.80	247,689.92	6.343	78.57	690	87.90
12.500 - 12.999	231	59,069,694.60	8.64	255,712.96	6.727	80.35	679	84.93
13.000 - 13.499	94	22,482,577.02	3.29	239,176.35	7.090	79.31	671	69.55
13.500 - 13.999	62	14,614,359.02	2.14	235,715.47	7.547	80.54	672	60.46
14.000 - 14.499	12	3,145,946.37	0.46	262,162.20	7.884	83.18	653	77.03
14.500 - 14.999	5	1,293,990.04	0.19	258,798.01	8.223	86.00	668	69.69
15.500 - 15.999	3	436,290.90	0.06	145,430.30	7.499	78.14	639	12.19
16.000 - 16.499	1	511,600.00	0.07	511,600.00	4.375	80.00	680	100.00
16.500 - 16.999	4	1,272,669.63	0.19	318,167.41	4.757	80.00	690	81.22
17.000 - 17.499	10	4,187,854.28	0.61	418,785.43	5.234	72.16	695	68.62
17.500 - 17.999	20	7,287,071.40	1.07	364,353.57	5.706	79.40	705	66.36
18.000 - 18.499	28	10,148,592.01	1.48	362,449.71	6.168	77.91	704	39.54
18.500 - 18.999	2	561,400.00	0.08	280,700.00	6.681	80.00	677	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000 - 1.499	1	$189,324.59	0.03%	$189,324.59	7.778%	95.00%	618	N/A
2.000 - 2.499	1,267	289,599,554.75	42.37	228,571.08	5.893	76.73	707	91.92%
2.500 - 2.999	628	182,024,875.33	26.63	289,848.53	5.988	77.41	696	93.80
3.000 - 3.499	287	76,608,169.28	11.21	266,927.42	5.815	77.99	698	94.88
3.500 - 3.999	205	73,334,202.79	10.73	357,727.82	5.975	75.16	696	71.94
4.000 - 4.499	34	9,163,152.87	1.34	269,504.50	6.401	75.69	669	68.12
4.500 - 4.999	3	486,459.15	0.07	162,153.05	6.319	80.00	676	82.64
5.000 - 5.499	26	7,515,127.50	1.10	289,043.37	6.368	74.57	691	74.90
5.500 - 5.999	46	14,223,501.66	2.08	309,206.56	5.866	77.94	673	68.03
6.000 - 6.499	34	8,193,294.79	1.20	240,979.26	6.252	81.22	650	37.49
6.500 - 6.999	47	11,478,794.69	1.68	244,229.67	6.738	80.78	642	58.24
7.000 - 7.499	23	5,692,862.04	0.83	247,515.74	7.266	78.80	632	41.97
7.500 - 7.999	16	3,682,866.96	0.54	230,179.19	7.598	87.29	649	53.08
8.000 - 8.499	3	826,246.94	0.12	275,415.65	8.048	90.00	652	80.93
8.500 - 8.999	2	535,148.39	0.08	267,574.20	8.838	92.44	613	51.29
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000	138	$45,781,439.35	6.70%	$331,749.56	5.624%	77.01%	700	95.96%
1.500	27	6,902,008.38	1.01	255,629.94	6.517	82.92	653	69.40
2.000	39	11,152,401.48	1.63	285,959.01	6.011	76.66	727	83.10
2.500	2	410,627.43	0.06	205,313.72	6.537	76.27	616	62.73
2.875	1	112,750.00	0.02	112,750.00	5.875	77.76	761	100.00
3.000	1,095	285,972,939.52	41.84	261,162.50	6.057	77.49	689	87.64
5.000	1,107	258,047,095.99	37.75	233,104.87	5.982	76.99	703	90.37
6.000	213	75,174,319.58	11.00	352,931.08	5.791	75.63	714	76.06
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000	2,607	$678,986,965.24	99.33%	$260,447.63	5.972%	77.09%	698	87.82%
1.500	12	3,533,518.77	0.52	294,459.90	6.591	79.38	651	66.13
2.000	1	263,497.72	0.04	263,497.72	6.250	80.00	727	N/A
3.000	1	232,000.00	0.03	232,000.00	6.250	80.00	692	100.00
6.000	1	537,600.00	0.08	537,600.00	5.500	80.00	676	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Adjustable Rate Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	*Ranges (if applicable)*
Total Number of Loans		2,622	
Total Outstanding Loan Principal Balance		$683,553,582	
Average Outstanding Loan Principal Balance		$266,699	$40,000 - $1,839,800
WA Coupon		5.975%	3.625% - 9.750%
WA Remaining Term (mo.)		358	352 - 360
WA Combined LTV**		77.10%	14.89% - 100.00%
WA FICO*		698	585 – 822
WA Seasoning (mo.)		2	0 - 8
Interest Only Loans		87.69%	
1st Liens		100.00%	
2nd Liens		0.00%	
Simultaneous 2nd Liens		49.59%	
Loan Type			
ARM		100.00%	
Fixed		0.00%	
Geographic Distribution			
	CA	53.59%	
	GA	12.26%	
	FL	6.94%	
ARM Characteristics			
Gross Margin		2.941%	1.000% - 8.750%
Initial Periodic Cap		3.919%	1.000% - 6.000%
Subsequent Periodic Cap		1.008%	1.000% - 6.000%
Lifetime Maximum Rate		11.762%	9.250% - 18.875%
Lifetime Minimum Rate		2.989%	1.000% - 8.875%

*Zero Values Excluded

**WA Combined LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans and Combined Loan-to-Value Ratios of the Second Lien Mortgage Loans.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance	Average Balance	WA Coupon*	WA Comb LTV*	WA FICO*	IO %
25,000.01 - 50,000.00	2	$88,500.00	0.01%	$44,250.00	7.149%	76.14%	657	100.00%
50,000.01 - 75,000.00	53	3,375,251.00	0.49	63,683.98	6.695	70.07	705	69.95
75,000.01 - 100,000.00	152	13,413,635.00	1.96	88,247.60	6.302	75.60	695	86.31
100,000.01 - 125,000.00	206	23,502,685.00	3.44	114,090.70	6.289	79.05	693	90.76
125,000.01 - 150,000.00	246	33,898,628.00	4.96	137,799.30	6.186	78.99	693	88.27
150,000.01 - 175,000.00	225	36,577,733.00	5.35	162,567.70	6.132	78.55	697	86.37
175,000.01 - 200,000.00	209	39,085,371.00	5.72	187,011.34	6.124	77.96	695	84.06
200,000.01 - 225,000.00	199	42,359,767.00	6.20	212,863.15	6.047	77.97	690	87.48
225,000.01 - 250,000.00	190	45,239,260.00	6.62	238,101.37	5.905	77.52	702	82.95
250,000.01 - 275,000.00	164	43,195,742.00	6.32	263,388.67	5.985	78.04	692	90.28
275,000.01 - 300,000.00	174	50,202,453.00	7.34	288,519.84	5.887	77.54	698	83.39
300,000.01 - 325,000.00	144	45,082,523.00	6.59	313,073.08	5.860	77.60	701	86.77
325,000.01 - 359,650.00	160	55,004,581.00	8.04	343,778.63	5.867	78.60	701	88.23
359,650.01 - 500,000.00	323	135,327,399.00	19.79	418,970.28	5.932	77.90	700	89.08
500,000.01 -1,000,000.00	164	103,255,018.00	15.10	629,603.77	5.922	74.93	698	90.23
>1,000,000.00	11	14,144,630.00	2.07	1,285,875.45	5.520	58.86	709	90.81
Total:	**2,622**	**$683,753,176.00**	**100.00%**	**$260,775.43**	**5.975%**	**77.10%**	**698**	**87.66%**

*weighted by original balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
25,000.01 - 50,000.00	2	$88,500.00	0.01%	$44,250.00	7.149%	76.14%	657	100.00%
50,000.01 - 75,000.00	53	3,373,706.61	0.49	63,654.84	6.695	70.07	705	69.98
75,000.01 - 100,000.00	152	13,409,418.45	1.96	88,219.86	6.302	75.60	695	86.34
100,000.01 - 125,000.00	206	23,498,067.14	3.44	114,068.29	6.289	79.05	693	90.78
125,000.01 - 150,000.00	247	34,040,126.33	4.98	137,814.28	6.188	78.99	693	87.90
150,000.01 - 175,000.00	225	36,590,931.24	5.35	162,626.36	6.136	78.55	698	86.34
175,000.01 - 200,000.00	209	39,094,604.70	5.72	187,055.52	6.120	77.97	695	84.04
200,000.01 - 225,000.00	198	42,147,399.63	6.17	212,865.65	6.045	77.96	690	87.92
225,000.01 - 250,000.00	190	45,223,675.78	6.62	238,019.35	5.905	77.52	702	82.98
250,000.01 - 275,000.00	164	43,186,349.20	6.32	263,331.40	5.985	78.04	692	90.30
275,000.01 - 300,000.00	174	50,184,737.78	7.34	288,418.03	5.887	77.54	698	83.42
300,000.01 - 325,000.00	145	45,393,288.76	6.64	313,057.16	5.862	77.59	701	86.18
325,000.01 - 359,650.00	162	55,741,068.49	8.15	344,080.67	5.862	78.61	701	87.07
359,650.01 - 500,000.00	320	134,215,612.63	19.63	419,423.79	5.933	77.90	700	89.81
500,000.01 -1,000,000.00	164	103,224,973.63	15.10	629,420.57	5.922	74.93	698	90.25
>1,000,000.00	11	14,141,121.36	2.07	1,285,556.49	5.520	58.86	709	90.83
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
3.500 - 3.999	2	$376,282.51	0.06%	$188,141.26	3.666%	65.33%	688	67.46%
4.000 - 4.499	15	6,183,991.36	0.90	412,266.09	4.259	68.74	730	79.03
4.500 - 4.999	114	33,074,358.09	4.84	290,125.95	4.812	73.85	722	94.39
5.000 - 5.499	334	101,811,822.90	14.89	304,825.82	5.243	73.38	712	92.58
5.500 - 5.999	843	237,172,050.42	34.70	281,342.88	5.744	76.98	704	90.90
6.000 - 6.499	611	149,078,524.98	21.81	243,991.04	6.187	78.01	690	85.81
6.500 - 6.999	447	100,130,709.56	14.65	224,006.06	6.653	79.58	679	84.14
7.000 - 7.499	153	33,518,661.74	4.90	219,076.22	7.171	80.21	683	78.21
7.500 - 7.999	85	18,366,536.53	2.69	216,076.90	7.651	80.44	680	68.09
8.000 - 8.499	12	2,700,470.35	0.40	225,039.20	8.128	82.85	670	57.15
8.500 - 8.999	5	1,086,973.29	0.16	217,394.66	8.667	86.12	654	62.79
9.500 - 9.999	1	53,200.00	0.01	53,200.00	9.750	95.00	664	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
241 - 360	2,622	$683,553,581.73	100.00%	$260,699.31	5.975%	77.11%	698	87.69%
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
301 - 360	2,622	$683,553,581.73	100.00%	$260,699.31	5.975%	77.11%	698	87.69%
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0 - 6	2,619	$682,657,581.73	99.87%	$260,655.82	5.975%	77.10%	698	87.67%
7 - 12	3	896,000.00	0.13	298,666.67	5.950	80.00	634	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Combined Loan-to-Value Ratios of Mortgage Loans**

Combined LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0.01 - 25.00	1	$69,887.71	0.01%	$69,887.71	7.125%	14.89%	725	N/A
25.01 - 30.00	3	368,279.93	0.05	122,759.98	5.668	27.21	714	52.59%
30.01 - 35.00	6	928,442.51	0.14	154,740.42	5.517	32.39	720	86.81
35.01 - 40.00	8	2,830,612.36	0.41	353,826.55	5.179	36.67	673	76.10
40.01 - 45.00	14	4,340,904.31	0.64	310,064.59	5.826	42.94	688	82.26
45.01 - 50.00	24	6,218,312.44	0.91	259,096.35	5.361	48.18	701	67.08
50.01 - 55.00	27	9,265,016.40	1.36	343,148.76	5.566	52.92	716	84.01
55.01 - 60.00	64	19,275,487.18	2.82	301,179.49	5.595	58.63	688	85.74
60.01 - 65.00	78	26,663,390.08	3.90	341,838.33	5.579	63.80	693	89.70
65.01 - 70.00	164	42,532,033.38	6.22	259,341.67	5.921	69.22	692	83.02
70.01 - 75.00	159	44,043,961.11	6.44	277,006.04	5.982	73.89	698	71.56
75.01 - 80.00	1,849	482,169,216.94	70.54	260,772.97	5.983	79.78	700	90.44
80.01 - 85.00	25	5,199,227.40	0.76	207,969.10	6.492	83.71	661	83.63
85.01 - 90.00	95	19,735,914.49	2.89	207,746.47	6.580	89.41	677	77.94
90.01 - 95.00	102	19,377,505.49	2.83	189,975.54	6.593	94.67	689	88.11
95.01 - 100.00	3	535,390.00	0.08	178,463.33	6.145	100.00	705	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

**WA Combined LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans and Combined Loan-to-Value Ratios of the Second Lien Mortgage Loans.

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Owner Occupied	2,111	$576,504,112.37	84.34%	$273,095.27	5.904%	77.33%	696	89.27%
Investor	388	79,727,407.28	11.66	205,483.01	6.353	75.65	705	77.44
Second Home	123	27,322,062.08	4.00	222,130.59	6.358	76.63	725	84.05
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
2-4 Family	143	$46,411,873.02	6.79%	$324,558.55	6.323%	75.46%	695	63.47%
Condo	284	70,209,015.30	10.27	247,214.84	5.932	78.81	708	92.13
Pud	680	162,573,734.50	23.78	239,079.02	5.991	78.28	703	91.68
Single Family	1,515	404,358,958.91	59.16	266,903.60	5.936	76.53	694	88.09
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Purchase	1,782	$456,825,851.35	66.83%	$256,355.70	6.003%	78.98%	705	89.06%
Cashout Refinance	588	169,695,772.99	24.83	288,598.25	5.963	72.97	677	81.49
Rate/Term Refinance	252	57,031,957.39	8.34	226,317.29	5.783	74.38	699	95.13
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Full Doc	611	$138,354,920.51	20.24%	$226,440.13	5.710%	77.50%	708	90.28%
No Income, No Asset	309	74,316,553.84	10.87	240,506.65	6.110	73.70	692	81.19
No Ratio	208	63,739,333.31	9.32	306,439.10	6.151	77.18	700	85.40
Reduced	4	1,218,400.00	0.18	304,600.00	6.094	85.68	682	100.00
Stated Income, Stated Asset	499	127,336,877.65	18.63	255,184.12	6.164	77.66	686	80.24
Stated Income, Verified Asset	991	278,587,496.42	40.76	281,117.55	5.943	77.51	699	92.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
6 Mo Libor Arm	40	$13,098,087.07	1.92%	$327,452.18	5.909%	76.41%	707	N/A
6 Mo Libor Arm (IO)	168	58,609,054.00	8.57	348,863.42	5.611	77.15	698	100.00%
2/6 Arm	150	34,458,036.04	5.04	229,720.24	6.562	77.12	673	N/A
2/6 Arm (IO)	781	214,013,097.00	31.31	274,024.45	6.021	78.15	691	100.00
3/6 Arm	36	7,311,529.60	1.07	203,098.04	6.510	75.02	660	N/A
3/6 Arm (IO)	218	55,477,150.00	8.12	254,482.34	5.905	76.54	699	100.00
5/6 Arm	112	28,347,094.57	4.15	253,099.06	6.069	74.38	690	N/A
5/6 Arm (IO)	1,037	245,950,959.00	35.98	237,175.47	5.984	77.11	705	100.00
7/6 Arm	3	779,197.07	0.11	259,732.36	5.231	46.95	675	N/A
7/6 Arm (IO)	37	13,305,212.00	1.95	359,600.32	5.413	73.20	720	100.00
10/6 Arm	1	184,265.38	0.03	184,265.38	5.125	79.61	722	N/A
10/6 Arm (IO)	39	12,019,900.00	1.76	308,202.56	5.575	75.45	756	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
6 Mo Libor	2,622	$683,553,581.73	100.00%	$260,699.31	5.975%	77.11%	698	87.69%
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
California	1,090	$366,339,893.36	53.59%	$336,091.65	5.844%	76.40%	698	88.12%
Georgia	414	83,776,480.14	12.26	202,358.65	5.714	77.40	714	97.13
Florida	236	47,446,581.60	6.94	201,044.84	6.376	78.60	700	87.83
New Jersey	109	30,263,007.09	4.43	277,642.27	6.267	77.18	686	66.70
Michigan	128	18,373,596.14	2.69	143,543.72	6.032	79.12	691	97.36
Nevada	53	14,849,369.91	2.17	280,176.79	6.344	77.90	679	94.25
Massachusetts	49	14,583,684.32	2.13	297,626.21	6.249	76.10	706	71.84
Arizona	70	12,353,805.44	1.81	176,482.93	6.499	80.70	695	80.11
Colorado	55	12,117,434.22	1.77	220,316.99	6.051	76.72	712	97.70
New York	33	9,720,382.44	1.42	294,557.04	6.234	77.85	678	48.01
Virginia	35	9,134,243.37	1.34	260,978.38	6.311	78.81	678	99.21
Washington	38	8,623,792.15	1.26	226,941.90	5.869	80.52	694	90.05
Maryland	28	8,095,947.01	1.18	289,140.96	6.146	78.79	676	87.92
Texas	42	7,273,497.68	1.06	173,178.52	6.680	77.81	698	58.03
Other	242	40,601,866.86	5.94	167,776.31	6.287	77.51	690	89.66
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Original Prepayment Penalty Term

Original Prepayment Penalty Term*	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
No Penalty	788	$191,706,608.00	28.05%	$243,282.50	6.123%	77.57%	694	83.37%
6	38	14,645,524.75	2.14	385,408.55	5.824	75.27	713	72.59
12	189	63,379,133.42	9.27	335,339.33	5.998	75.91	694	83.98
24	819	222,034,783.91	32.48	271,104.74	5.942	77.81	695	90.80
36	598	138,799,274.87	20.31	232,105.81	5.967	76.46	697	89.16
60	190	52,988,256.78	7.75	278,885.56	5.613	76.10	723	94.99
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

*A substantial portion of the hybrid adjustable-rate mortgage loans with prepayment penalty terms in excess of the fixed rate period on the mortgage loans contain a provision where the related borrower does not have to pay a prepayment penalty during the first three months after the fixed rate period.

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
576 - 600	23	$6,085,990.96	0.89%	$264,608.30	6.621%	77.49%	593	18.71%
601 - 625	101	23,655,201.69	3.46	234,209.92	6.460	75.69	619	75.65
626 - 650	334	85,891,810.55	12.57	257,161.11	6.210	76.62	639	87.90
651 - 675	492	124,603,520.77	18.23	253,259.19	6.093	77.02	664	87.61
676 - 700	530	139,102,384.84	20.35	262,457.33	5.969	77.74	688	85.60
701 - 725	399	103,622,019.44	15.16	259,704.31	5.905	76.81	713	88.69
726 - 750	364	101,633,550.99	14.87	279,213.05	5.813	77.67	738	91.35
751 - 775	221	57,727,376.26	8.45	261,209.85	5.744	78.01	762	93.68
776 - 800	137	35,340,213.19	5.17	257,957.76	5.713	76.04	785	91.15
801 - 825	21	5,891,513.04	0.86	280,548.24	5.421	69.41	807	94.60
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

COLLATERAL TABLES - ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000 - 1.499	1	$189,324.59	0.03%	$189,324.59	7.778%	95.00%	618	N/A
1.500 - 1.999	1	333,750.00	0.05	333,750.00	6.200	75.00	655	100.00%
2.000 - 2.499	1,268	289,694,554.75	42.38	228,465.74	5.894	76.72	707	91.92
2.500 - 2.999	629	182,137,675.33	26.65	289,567.05	5.988	77.42	696	93.81
3.000 - 3.499	287	76,608,169.28	11.21	266,927.42	5.815	77.99	698	94.88
3.500 - 3.999	205	73,334,202.79	10.73	357,727.82	5.975	75.16	696	71.94
4.000 - 4.499	39	10,964,911.92	1.60	281,151.59	6.221	75.68	672	66.80
4.500 - 4.999	31	9,647,778.89	1.41	311,218.67	5.832	76.72	671	64.32
5.000 - 5.499	39	10,481,548.60	1.53	268,757.66	6.482	77.12	676	57.90
5.500 - 5.999	43	10,542,556.30	1.54	245,175.73	6.462	80.90	649	52.47
6.000 - 6.499	29	7,716,576.02	1.13	266,088.83	6.748	80.46	641	51.32
6.500 - 6.999	33	7,426,778.32	1.09	225,053.89	7.029	84.07	636	68.64
7.000 - 7.499	16	3,958,479.26	0.58	247,404.95	7.760	85.98	644	57.13
8.500 - 8.999	1	517,275.68	0.08	517,275.68	6.750	65.00	784	N/A
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
July 2005	2	$832,584.88	0.12%	$416,292.44	6.019%	58.74%	722	78.07%
August 2005	14	4,985,259.70	0.73	356,089.98	5.630	77.60	732	37.01
September 2005	62	22,848,146.73	3.34	368,518.50	5.434	75.68	689	76.35
October 2005	77	25,940,940.31	3.80	336,895.33	5.766	79.48	699	83.98
November 2005	50	16,437,109.45	2.40	328,742.19	5.810	75.23	706	98.69
December 2005	3	663,100.00	0.10	221,033.33	5.913	89.56	693	100.00
October 2006	1	436,000.00	0.06	436,000.00	6.125	80.00	621	100.00
November 2006	1	304,000.00	0.04	304,000.00	6.250	80.00	610	100.00
December 2006	4	1,216,274.20	0.18	304,068.55	6.242	77.05	689	32.54
January 2007	10	3,262,936.32	0.48	326,293.63	6.560	82.59	660	80.84
February 2007	79	23,244,133.71	3.40	294,229.54	6.154	77.68	686	80.68
March 2007	182	48,435,504.41	7.09	266,129.15	6.031	77.21	690	87.23
April 2007	398	104,048,126.83	15.22	261,427.45	6.079	77.96	692	87.45
May 2007	230	61,841,961.57	9.05	268,878.09	6.094	78.23	683	85.33
June 2007	26	5,682,196.00	0.83	218,546.00	6.445	81.92	685	96.51
November 2007	1	156,000.00	0.02	156,000.00	4.875	80.00	716	100.00
December 2007	1	109,600.00	0.02	109,600.00	7.250	80.00	671	100.00
January 2008	6	1,523,709.57	0.22	253,951.60	6.971	78.47	673	64.59
February 2008	39	8,822,644.39	1.29	226,221.65	6.354	79.65	679	84.64
March 2008	52	14,691,719.77	2.15	282,533.07	5.896	76.44	688	89.40
April 2008	85	18,618,598.80	2.72	219,042.34	5.837	75.83	709	89.66
May 2008	67	18,166,102.07	2.66	271,135.85	5.934	74.88	693	89.35
June 2008	3	700,305.00	0.10	233,435.00	5.514	79.98	717	100.00
December 2009	1	83,000.00	0.01	83,000.00	6.875	94.86	644	100.00
January 2010	2	283,369.72	0.04	141,684.86	6.709	80.00	708	46.58
February 2010	93	18,749,705.63	2.74	201,609.74	5.941	77.68	700	92.51
March 2010	404	92,845,717.01	13.58	229,816.13	6.166	77.19	695	86.02
April 2010	436	116,606,493.38	17.06	267,446.09	5.847	76.27	706	90.76
May 2010	197	41,966,597.83	6.14	213,028.42	6.014	77.02	715	93.93
June 2010	16	3,763,170.00	0.55	235,198.13	6.217	78.03	715	87.09
February 2012	2	2,058,480.00	0.30	1,029,240.00	5.169	62.96	718	100.00
March 2012	3	820,800.00	0.12	273,600.00	5.671	79.24	711	100.00
April 2012	20	6,730,597.07	0.98	336,529.85	5.523	68.96	710	88.42
May 2012	14	4,247,532.00	0.62	303,395.14	5.290	78.70	733	100.00
June 2012	1	227,000.00	0.03	227,000.00	5.125	76.95	692	100.00
March 2015	2	738,600.00	0.11	369,300.00	5.326	76.48	778	100.00
April 2015	21	6,204,415.38	0.91	295,448.35	5.461	75.77	737	97.03
May 2015	17	5,261,150.00	0.77	309,479.41	5.728	75.07	773	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
9.000 - 9.499	3	$1,060,000.00	0.16%	$353,333.33	4.329%	69.70%	747	100.00%
9.500 - 9.999	43	11,157,190.35	1.63	259,469.54	4.817	75.37	728	95.13
10.000 - 10.499	139	42,503,647.14	6.22	305,781.63	5.128	71.56	725	89.46
10.500 - 10.999	486	128,898,660.94	18.86	265,223.58	5.604	75.75	709	92.25
11.000 - 11.499	540	135,441,659.15	19.81	250,817.89	5.781	76.38	698	92.58
11.500 - 11.999	641	165,668,783.52	24.24	258,453.64	5.978	77.68	696	89.72
12.000 - 12.499	298	73,811,595.36	10.80	247,689.92	6.343	78.57	690	87.90
12.500 - 12.999	231	59,069,694.60	8.64	255,712.96	6.727	80.35	679	84.93
13.000 - 13.499	94	22,482,577.02	3.29	239,176.35	7.090	79.31	671	69.55
13.500 - 13.999	62	14,614,359.02	2.14	235,715.47	7.547	80.54	672	60.46
14.000 - 14.499	12	3,145,946.37	0.46	262,162.20	7.884	83.18	653	77.03
14.500 - 14.999	5	1,293,990.04	0.19	258,798.01	8.223	86.00	668	69.69
15.500 - 15.999	3	436,290.90	0.06	145,430.30	7.499	78.14	639	12.19
16.000 - 16.499	1	511,600.00	0.07	511,600.00	4.375	80.00	680	100.00
16.500 - 16.999	4	1,272,669.63	0.19	318,167.41	4.757	80.00	690	81.22
17.000 - 17.499	10	4,187,854.28	0.61	418,785.43	5.234	72.16	695	68.62
17.500 - 17.999	20	7,287,071.40	1.07	364,353.57	5.706	79.40	705	66.36
18.000 - 18.499	28	10,148,592.01	1.48	362,449.71	6.168	77.91	704	39.54
18.500 - 18.999	2	561,400.00	0.08	280,700.00	6.681	80.00	677	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000 - 1.499	1	$189,324.59	0.03%	$189,324.59	7.778%	95.00%	618	N/A
2.000 - 2.499	1,267	289,599,554.75	42.37	228,571.08	5.893	76.73	707	91.92%
2.500 - 2.999	628	182,024,875.33	26.63	289,848.53	5.988	77.41	696	93.80
3.000 - 3.499	287	76,608,169.28	11.21	266,927.42	5.815	77.99	698	94.88
3.500 - 3.999	205	73,334,202.79	10.73	357,727.82	5.975	75.16	696	71.94
4.000 - 4.499	34	9,163,152.87	1.34	269,504.50	6.401	75.69	669	68.12
4.500 - 4.999	3	486,459.15	0.07	162,153.05	6.319	80.00	676	82.64
5.000 - 5.499	26	7,515,127.50	1.10	289,043.37	6.368	74.57	691	74.90
5.500 - 5.999	46	14,223,501.66	2.08	309,206.56	5.866	77.94	673	68.03
6.000 - 6.499	34	8,193,294.79	1.20	240,979.26	6.252	81.22	650	37.49
6.500 - 6.999	47	11,478,794.69	1.68	244,229.67	6.738	80.78	642	58.24
7.000 - 7.499	23	5,692,862.04	0.83	247,515.74	7.266	78.80	632	41.97
7.500 - 7.999	16	3,682,866.96	0.54	230,179.19	7.598	87.29	649	53.08
8.000 - 8.499	3	826,246.94	0.12	275,415.65	8.048	90.00	652	80.93
8.500 - 8.999	2	535,148.39	0.08	267,574.20	8.838	92.44	613	51.29
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000	138	$45,781,439.35	6.70%	$331,749.56	5.624%	77.01%	700	95.96%
1.500	27	6,902,008.38	1.01	255,629.94	6.517	82.92	653	69.40
2.000	39	11,152,401.48	1.63	285,959.01	6.011	76.66	727	83.10
2.500	2	410,627.43	0.06	205,313.72	6.537	76.27	616	62.73
2.875	1	112,750.00	0.02	112,750.00	5.875	77.76	761	100.00
3.000	1,095	285,972,939.52	41.84	261,162.50	6.057	77.49	689	87.64
5.000	1,107	258,047,095.99	37.75	233,104.87	5.982	76.99	703	90.37
6.000	213	75,174,319.58	11.00	352,931.08	5.791	75.63	714	76.06
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000	2,607	$678,986,965.24	99.33%	$260,447.63	5.972%	77.09%	698	87.82%
1.500	12	3,533,518.77	0.52	294,459.90	6.591	79.38	651	66.13
2.000	1	263,497.72	0.04	263,497.72	6.250	80.00	727	N/A
3.000	1	232,000.00	0.03	232,000.00	6.250	80.00	692	100.00
6.000	1	537,600.00	0.08	537,600.00	5.500	80.00	676	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Fixed Rate Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

	Collateral Summary	Ranges (if applicable)
Total Number of Loans	1,081	
Total Outstanding Loan Principal Balance	$261,364,979	
Average Outstanding Loan Principal Balance	$241,781	$24,767 - $1,500,000
WA Coupon	6.319%	4.750% - 13.500%
WA Remaining Term (mo.)	348	169 - 360
WA Combined LTV**	71.67%	14.47% - 100.00%
WA FICO*	701	598 – 814
WA Seasoning (mo.)	2	0 - 11
Interest Only Loans	50.73%	
1st Liens	99.92%	
2nd Liens	0.08%	
Simultaneous 2nd Liens	32.71%	
Loan Type		
ARM	0.00%	
Fixed	100.00%	
Geographic Distribution		
	CA 46.27%	
	GA 16.12%	
	NY 7.12%	

*Zero Values Excluded

**WA Combined LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans and Combined Loan-to-Value Ratios of the Second Lien Mortgage Loans.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance	Average Balance	WA Coupon*	WA Comb LTV*	WA FICO*	IO %
0.01 - 25,000.00	1	$25,000.00	0.01%	$25,000.00	10.500%	95.00%	677	N/A
25,000.01 - 50,000.00	8	362,745.00	0.14	45,343.13	8.360	61.19	691	13.51%
50,000.01 - 75,000.00	52	3,330,768.00	1.27	64,053.23	7.106	68.92	701	27.28
75,000.01 - 100,000.00	82	7,349,400.00	2.81	89,626.83	6.651	68.34	696	45.60
100,000.01 - 125,000.00	104	11,929,409.00	4.56	114,705.86	6.473	70.70	709	46.44
125,000.01 - 150,000.00	124	17,021,467.00	6.50	137,269.90	6.437	70.44	698	40.42
150,000.01 - 175,000.00	103	16,658,936.00	6.37	161,737.24	6.513	72.45	698	47.56
175,000.01 - 200,000.00	96	18,004,382.00	6.88	187,545.65	6.471	72.15	684	38.41
200,000.01 - 225,000.00	74	15,727,010.00	6.01	212,527.16	6.306	73.12	693	47.22
225,000.01 - 250,000.00	73	17,401,426.00	6.65	238,375.70	6.320	72.38	701	45.14
250,000.01 - 275,000.00	45	11,750,070.00	4.49	261,112.67	6.359	77.21	684	46.31
275,000.01 - 300,000.00	52	14,930,771.00	5.71	287,130.21	6.442	71.83	692	57.93
300,000.01 - 325,000.00	33	10,296,432.00	3.93	312,013.09	6.294	72.84	706	51.77
325,000.01 - 359,650.00	40	13,771,780.00	5.26	344,294.50	6.459	72.83	684	44.73
359,650.01 - 500,000.00	115	48,592,020.00	18.57	422,539.30	6.119	72.18	705	55.45
500,000.01 -1,000,000.00	75	48,731,000.00	18.62	649,746.67	6.152	71.01	714	59.35
>1,000,000.00	4	5,795,000.00	2.21	1,448,750.00	6.053	58.39	714	74.20
Total:	**1,081**	**$261,677,616.00**	**100.00%**	**$242,069.95**	**6.319%**	**71.67%**	**701**	**50.67%**

*weighted by original balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0.01 - 25,000.00	1	$24,766.56	0.01%	$24,766.56	10.500%	95.00%	677	N/A
25,000.01 - 50,000.00	8	361,747.92	0.14	45,218.49	8.360	61.17	691	13.55%
50,000.01 - 75,000.00	52	3,326,641.82	1.27	63,973.88	7.105	68.92	701	27.31
75,000.01 - 100,000.00	82	7,335,995.98	2.81	89,463.37	6.652	68.35	696	45.68
100,000.01 - 125,000.00	104	11,914,537.64	4.56	114,562.86	6.473	70.71	709	46.50
125,000.01 - 150,000.00	125	17,145,583.17	6.56	137,164.67	6.430	70.18	698	40.13
150,000.01 - 175,000.00	102	16,486,806.15	6.31	161,635.35	6.522	72.76	697	48.06
175,000.01 - 200,000.00	96	17,979,614.74	6.88	187,287.65	6.471	72.16	684	38.47
200,000.01 - 225,000.00	74	15,707,680.12	6.01	212,265.95	6.307	73.12	693	47.28
225,000.01 - 250,000.00	73	17,374,717.26	6.65	238,009.83	6.320	72.39	701	45.21
250,000.01 - 275,000.00	47	12,285,796.22	4.70	261,399.92	6.332	77.32	685	44.29
275,000.01 - 300,000.00	50	14,362,057.35	5.50	287,241.15	6.469	71.53	691	60.23
300,000.01 - 325,000.00	33	10,287,677.48	3.94	311,747.80	6.294	72.84	706	51.81
325,000.01 - 359,650.00	41	14,114,449.90	5.40	344,254.88	6.445	72.91	685	43.64
359,650.01 - 500,000.00	114	48,184,395.87	18.44	422,670.14	6.120	72.16	705	55.92
500,000.01 -1,000,000.00	75	48,681,892.08	18.63	649,091.89	6.152	71.02	714	59.41
>1,000,000.00	4	5,790,618.56	2.22	1,447,654.64	6.053	58.39	714	74.26
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
4.500 - 4.999	2	$759,089.17	0.29%	$379,544.59	4.750%	70.86%	771	N/A
5.000 - 5.499	13	4,352,480.93	1.67	334,806.23	5.366	61.83	737	48.12%
5.500 - 5.999	303	92,872,597.09	35.53	306,510.22	5.809	66.82	714	48.23
6.000 - 6.499	316	76,508,583.88	29.27	242,115.77	6.205	71.73	698	52.84
6.500 - 6.999	254	52,305,638.26	20.01	205,927.71	6.661	76.38	690	55.11
7.000 - 7.499	92	15,715,077.64	6.01	170,816.06	7.163	77.75	690	54.03
7.500 - 7.999	64	13,004,786.48	4.98	203,199.79	7.692	78.86	672	51.62
8.000 - 8.499	23	4,051,356.07	1.55	176,145.92	8.184	80.10	684	13.68
8.500 - 8.999	5	800,556.27	0.31	160,111.25	8.691	84.66	659	24.42
9.000 - 9.499	4	750,698.36	0.29	187,674.59	9.000	81.95	720	67.30
9.500 - 9.999	1	36,776.51	0.01	36,776.51	9.875	95.00	653	N/A
10.000 - 10.499	1	70,928.50	0.03	70,928.50	10.000	89.99	761	N/A
10.500 - 10.999	1	24,766.56	0.01	24,766.56	10.500	95.00	677	N/A
11.000 - 11.499	1	65,411.37	0.03	65,411.37	11.000	100.00	612	N/A
13.500 - 13.999	1	46,231.73	0.02	46,231.73	13.500	19.50	650	N/A
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0 - 180	64	$13,077,625.28	5.00%	$204,337.90	5.942%	58.53%	697	N/A
181 - 240	18	3,145,347.86	1.20	174,741.55	6.094	57.57	685	N/A
241 - 360	999	245,142,005.68	93.79	245,387.39	6.343	72.55	701	54.09%
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
121 - 180	64	$13,077,625.28	5.00%	$204,337.90	5.942%	58.53%	697	N/A
181 - 240	18	3,145,347.86	1.20	174,741.55	6.094	57.57	685	N/A
241 - 300	1	106,690.37	0.04	106,690.37	5.999	59.44	690	N/A
301 - 360	998	245,035,315.31	93.75	245,526.37	6.343	72.56	701	54.11%
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0 - 6	1,079	$260,945,448.88	99.84%	$241,840.08	6.316%	71.64%	701	50.82%
7 - 12	2	419,529.94	0.16	209,764.97	8.177	91.07	662	N/A
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Combined Loan-to-Value Ratios of Mortgage Loans**

Combined LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0.01 - 25.00	11	$1,063,936.45	0.41%	$96,721.50	6.268%	20.47%	738	31.53%
25.01 - 30.00	14	1,558,009.79	0.60	111,286.41	5.970	27.94	704	13.44
30.01 - 35.00	12	1,657,143.74	0.63	138,095.31	6.026	33.08	713	33.49
35.01 - 40.00	23	4,058,511.26	1.55	176,457.01	6.034	38.45	704	29.21
40.01 - 45.00	26	5,145,972.92	1.97	197,922.04	5.961	43.30	712	31.16
45.01 - 50.00	38	10,087,602.70	3.86	265,463.23	5.987	48.12	704	35.83
50.01 - 55.00	42	11,716,953.27	4.48	278,975.08	5.834	53.10	717	40.50
55.01 - 60.00	56	14,920,317.74	5.71	266,434.25	6.094	58.31	688	35.42
60.01 - 65.00	72	23,458,074.84	8.98	325,806.60	5.998	63.50	705	50.30
65.01 - 70.00	84	21,850,034.91	8.36	260,119.46	6.386	68.61	708	44.46
70.01 - 75.00	80	21,897,343.49	8.38	273,716.79	6.454	73.46	680	47.73
75.01 - 80.00	523	127,600,096.76	48.82	243,977.24	6.399	79.64	701	60.34
80.01 - 85.00	11	3,094,215.68	1.18	281,292.33	6.521	84.79	681	30.89
85.01 - 90.00	42	6,418,114.65	2.46	152,812.25	6.962	89.74	695	29.45
90.01 - 95.00	35	5,025,562.98	1.92	143,587.51	7.084	94.87	703	47.70
95.01 - 100.00	12	1,813,087.64	0.69	151,090.64	6.782	99.58	735	47.52
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

**WA Combined LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans and Combined Loan-to-Value Ratios of the Second Lien Mortgage Loans.

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Owner Occupied	813	$207,379,553.88	79.34%	$255,079.40	6.213%	72.16%	699	53.24%
Investor	231	43,806,336.94	16.76	189,637.82	6.719	69.34	712	41.98
Second Home	37	10,179,088.00	3.89	275,110.49	6.761	71.71	687	37.29
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
2-4 Family	108	$31,374,188.97	12.00%	$290,501.75	6.393%	64.57%	704	41.08%
Condo	63	13,903,418.23	5.32	220,689.18	6.510	75.71	713	56.95
Pud	276	61,259,977.17	23.44	221,956.44	6.352	75.74	708	61.59
Single Family	634	154,827,394.45	59.24	244,207.25	6.275	71.14	696	47.84
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Purchase	539	$116,594,230.90	44.61%	$216,315.83	6.454%	77.31%	710	59.24%
Cashout Refinance	453	118,272,351.46	45.25	261,086.87	6.261	67.55	689	43.38
Rate/Term Refinance	89	26,498,396.46	10.14	297,734.79	5.991	65.28	710	46.16
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Full Doc	257	$65,297,185.01	24.98%	$254,074.65	6.045%	75.50%	714	57.79%
No Income, No Asset	231	40,776,801.33	15.60	176,522.95	6.433	64.59	688	42.23
No Ratio	69	17,750,623.77	6.79	257,255.42	6.596	72.21	701	53.82
Stated Income, Stated Asset	237	59,496,584.43	22.76	251,040.44	6.459	70.42	691	40.01
Stated Income, Verified Asset	287	78,043,784.28	29.86	271,929.56	6.320	72.99	703	56.75
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
15Y Fixed Amort	60	$12,879,742.34	4.93%	$214,662.37	5.874%	57.97%	697	N/A
20Y Fixed Amort	18	3,145,347.86	1.20	174,741.55	6.094	57.57	685	N/A
25Y Fixed Amort	1	106,690.37	0.04	106,690.37	5.999	59.44	690	N/A
30Y Fixed Amort	496	112,435,798.31	43.02	226,685.08	6.375	71.28	696	N/A
30Y Fixed Amort (IO)	502	132,599,517.00	50.73	264,142.46	6.315	73.64	706	100.00%
Fixed 2nds Balloons	4	197,882.94	0.08	49,470.74	10.370	94.86	681	N/A
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Fixed	1,081	$261,364,978.82	100.00%	$241,780.74	6.319%	71.67%	701	50.73%
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
California	394	$120,939,446.06	46.27%	$306,952.91	6.142%	68.22%	701	50.16%
Georgia	207	42,138,727.82	16.12	203,568.73	6.138	77.38	713	73.03
New York	55	18,619,138.62	7.12	338,529.79	6.214	67.19	703	31.32
Florida	105	18,462,141.35	7.06	175,829.92	6.865	75.19	693	60.05
New Jersey	56	12,438,397.58	4.76	222,114.24	6.769	73.82	680	44.18
Arizona	33	5,038,412.90	1.93	152,679.18	7.060	79.37	691	56.41
Connecticut	21	4,782,808.10	1.83	227,752.77	6.304	67.39	674	23.25
Pennsylvania	32	4,653,067.79	1.78	145,408.37	6.487	76.26	687	14.00
Texas	34	4,540,092.03	1.74	133,532.12	6.978	80.02	715	43.05
Massachusetts	14	3,774,685.20	1.44	269,620.37	6.558	71.48	686	32.70
Nevada	11	2,845,249.42	1.09	258,659.04	6.444	70.16	716	64.18
Colorado	14	2,761,611.40	1.06	197,257.96	6.468	78.75	701	85.30
Other	105	20,371,200.55	7.79	194,011.43	6.632	75.43	700	33.25
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
No Penalty	222	$62,448,568.19	23.89%	$281,299.86	6.322%	71.48%	705	42.76%
6	3	1,302,832.45	0.50	434,277.48	6.173	69.32	683	76.79
12	80	23,362,412.37	8.94	292,030.15	6.470	68.81	690	41.52
24	196	40,329,534.61	15.43	205,762.93	6.494	71.81	701	50.79
36	470	103,885,353.50	39.75	221,032.67	6.323	72.21	697	52.24
60	110	30,036,277.70	11.49	273,057.07	5.955	72.31	712	68.06
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
576 - 600	1	$146,572.48	0.06%	$146,572.48	7.650%	73.13%	598	N/A
601 - 625	49	9,646,184.84	3.69	196,860.92	6.620	70.24	619	39.35%
626 - 650	167	37,560,487.50	14.37	224,913.10	6.458	69.88	639	43.99
651 - 675	177	40,907,451.27	15.65	231,115.54	6.547	74.24	664	47.52
676 - 700	197	49,672,803.25	19.01	252,146.21	6.378	72.91	687	44.70
701 - 725	162	40,158,642.07	15.36	247,892.85	6.258	73.99	713	59.21
726 - 750	153	41,746,775.91	15.97	272,854.74	6.114	69.65	740	55.71
751 - 775	82	18,040,926.48	6.90	220,011.30	6.145	70.82	762	64.60
776 - 800	77	20,755,735.11	7.94	269,555.00	6.028	68.06	786	50.14
801 - 825	16	2,729,399.91	1.04	170,587.49	6.226	70.06	807	56.59
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Opteum

Opteum Mortgage Acceptance Corporation, Asset-Backed Pass-Through Certificates, Series 2005-3*

Approximate Total Offered Size: $935,469,000

Opteum Financial Services, LLC
Seller and Servicer

Wells Fargo Bank, N.A.
Master Servicer and Securities Administrator

Opteum Mortgage Acceptance Corporation
Depositor

Tranche	Amount(1)	Int. Type / Class	Coupons	Ratings (S&P/ Moody's)	Principal Window (Call/Mat)(2)	WAL (Call/Mat)(2)
Class A-1A	$309,701,000	Floating Rate / Super Senior	1m Libor + [ ]%	AAA/Aaa	1-21 / 1-21	1.00 / 1.00 Yr
Class A-1B	$287,792,000	Floating Rate / Super Senior	1m Libor + [ ]%	AAA/Aaa	21-57 / 21-57	3.00 / 3.00 Yr
Class A-1C	$184,049,000	Floating Rate / Super Senior	1m Libor + [ ]%	AAA/Aaa	57-97 / 57-226	6.92 / 8.15 Yr
Class A-2	$86,838,000	Floating Rate / Senior Support	1m Libor + [ ]%	AAA/Aaa	1-97 / 1-226	3.13 / 3.42 Yr
Class M-1	$14,173,000	Floating Rate / Mezz	1m Libor + [ ]%	AA+/Aa1	37-97 / 37-147	5.34 / 5.82 Yr
Class M-2	$12,756,000	Floating Rate / Mezz	1m Libor + [ ]%	AA/Aa2	37-97 / 37-139	5.33 / 5.75 Yr
Class M-3	$8,032,000	Floating Rate / Mezz	1m Libor + [ ]%	AA-/Aa3	37-97 / 37-129	5.33 / 5.68 Yr
Class M-4	$6,142,000	Floating Rate / Mezz	1m Libor + [ ]%	A+/A1	37-97 / 37-121	5.33 / 5.61 Yr
Class M-5	$6,142,000	Floating Rate / Mezz	1m Libor + [ ]%	A/A2	37-97 / 37-115	5.33 / 5.53 Yr
Class M-6	$5,670,000	Floating Rate / Mezz	1m Libor + [ ]%	A-/A3	37-97 / 37-106	5.33 / 5.41 Yr
Class M-7	$4,725,000	Floating Rate / Mezz	1m Libor +[ ]%	BBB+/Baa1	37-97 / 37-97	5.25 / 5.25 Yr
Class M-8	$4,724,000	Floating Rate / Mezz	1m Libor +[ ]%	BBB/Baa2	37-87 / 37-87	5.02 / 5.02 Yr
Class M-9	$4,725,000	Floating Rate / Mezz	1m Libor +[ ]%	BBB-/Baa3	37-75 / 37-75	4.61 / 4.61 Yr
Non-Offered Certificates						
Class M-10	$4,724,000	Floating Rate / Mezz	1m Libor +[ ]%	BB+/Ba1	37-59/37-59	3.68/ 3.68 Yr

(1) Certificate sizes are subject to change (+/- 5%).
(2) Calculated based on the Pricing Speed
*All numbers are preliminary and subject to change.

Transaction Overview:

Sole Manager:	**Citigroup Global Markets Inc.**	Expected Pricing Date:	June 3, 2005
Rating Agencies:	S&P / Moody's	Expected Settlement Date:	June 17, 2005
Trustee:	HSBC Bank USA		
Securities Administrator:	Wells Fargo Bank, N.A.		

For Further Information:

Mortgage Finance	MBS Trading	MBS Structuring
Joel Katz (212) 723-6508	Jim De Mare (212) 723-6325	Shekhar Shah (212) 723-6404
Perry DeFelice Jr. (212) 723-1153	Matthew Cherwin (212) 723-6325	Neil Aggarwal (212) 723-6406
Venkat Veerubhotla (212) 723-6662	Eliot Rubenzahl (212) 723-6325	Soohuck Chun (212) 723-6415
Robert B. Murphy (212) 723-1146		

Structure Summary

Title of Securities:	Opteum Mortgage Acceptance Corporation, Asset-Backed Pass-Through Certificates, Series 2005-3.
Offered Certificates:	Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates.
Non-Offered Certificates:	Class M-10, Class C, Class P and Class R Certificates.
Class A Certificates:	Class A-1A, Class A-1B, Class A-1C and Class A-2 Certificates.
Class A-1 Certificates:	Class A-1A, Class A-1B and Class A-1C Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates.
Seller and Servicer:	Opteum Financial Services, LLC.
Master Servicer:	Wells Fargo Bank, N.A.
Subservicer:	Cenlar FSB.
Depositor:	Opteum Mortgage Acceptance Corporation.
Trustee:	HSBC Bank USA, National Association.
Securities Administrator:	Wells Fargo Bank, N.A.
Swap Provider:	Bear Stearns Financial Products, Inc.
LPMI Policy Providers:	United Guaranty Insurance, Radian Guaranty Corporation and PMI Mortgage Insurance Company
Closing Date:	On or about June 17, 2005.
Distribution Dates:	25th of each month, or if such day is not a business day, the next succeeding business day, commencing July 25, 2005.
Cut-off Date:	June 1, 2005.
Record Date:	For the Offered Certificates the business day preceding the Distribution Date.
Master Servicing Fee:	The Master Servicing Fee for the Mortgage Loans will be 0.0125% per annum.
Servicing Fee:	The Servicing Fee for the fixed rate Mortgage Loans will be 0.250% per annum and the Servicing Fee for the adjustable rate Mortgage Loans will be 0.375% per annum, provided that for any adjustable rate Mortgage Loan that has an initial period during which its interest rate is fixed the Servicing Fee will equal 0.250% per annum during the initial fixed rate period. On and after the first interest rate adjustment date, for any such Mortgage Loan, the Servicing Fee will equal 0.375% per annum. The Servicing Fee for the second lien Mortgage Loans will be 0.500% per annum.
Administrative Fees:	The Master Servicing Fee, the related Servicing Fees, and the fee payable for those loans which are covered under the Mortgage Insurance Policy. The fees of the Securities Administrator and the Trustee will be paid by the Master Servicer.
Denomination:	$100,000 and multiples of $1 in excess thereof.
SMMEA Eligibility:	The Offered Certificates will not be SMMEA eligible.
ERISA Eligibility:	The Offered Certificates will not be ERISA eligible.

Tax Status: One or more REMIC elections will be made with respect to the Trust.

Structure Summary (continued)

Interest Payment Delay: The Offered Certificates have a 0 day delay.

Day Count: The Offered Certificates are Actual/360.

Accrued Interest: 0 days. The Offered Certificates will settle flat.

Mortgage Pool: The Mortgage Loans will consist of fixed and adjustable rate closed-end mortgage loans, which accrue interest on an actuarial basis and are secured by first and second lien mortgages on one-to four-family properties with an aggregate principal balance as of the Cut-off Date of approximately $944,918,561. There will be approximately 1,081 fixed rate Mortgage Loans with an aggregate principal balance as of the Cut-off Date of approximately $261,364,979 and approximately 2,622 adjustable rate Mortgage Loans (most of which will have an initial fixed rate period) with an aggregate principal balance as of the Cut-off Date of approximately $683,553,582.

Interest Accrual Period: For any Distribution Date will be the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date.

Structure: Floating-Rate Senior/Mezzanine/Overcollateralization Structure

Pricing Speed: 4% CPR growing to 18% CPR over 12 months for the fixed rate Mortgage Loans
4% CPR growing to 30% CPR over 12 months for the adjustable rate Mortgage Loans

Pass-Through Rate: The monthly Pass-Through Rate for the Offered Certificates and Class M-10 Certificates on each Distribution Date will be the lesser of the Net WAC Rate and the following:

Class	Prior to Optional Termination Date	On or After Optional Termination Date
Class A-1A	1ml + [_]	1ml + 2.0x [_]
Class A-1B	1ml + [_]	1ml + 2.0x [_]
Class A-1C	1ml + [_]	1ml + 2.0x [_]
Class A-2	1ml + [_]	1ml + 2.0x [_]
Class M-1	1ml + [_]	1ml + 1.5x [_]
Class M-2	1ml + [_]	1ml + 1.5x [_]
Class M-3	1ml + [_]	1ml + 1.5x [_]
Class M-4	1ml + [_]	1ml + 1.5x [_]
Class M-5	1ml + [_]	1ml + 1.5x [_]
Class M-6	1ml + [_]	1ml + 1.5x [_]
Class M-7	1ml + [_]	1ml + 1.5x [_]
Class M-8	1ml + [_]	1ml + 1.5x [_]
Class M-9	1ml +[_]	1ml + 1.5x [_]
Class M-10	1ml + [_]	1ml + 1.5x [_]

Net WAC Rate The weighted average of the Mortgage Rates on the Mortgage Loans as of the beginning of the related mortgage due period minus the aggregate Administrative Fee rate adjusted for any net swap payments out of the trust. The Net WAC Rate is subject to an adjustment based on the actual number of days that have elapsed in the Interest Accrual Period.

Principal Payments for Class A Certificates: Prior to the Stepdown Date, the Class A Certificates will receive all principal collected on the related mortgage loans unless the Class A Certificates are paid to zero.

On or after the Stepdown Date and assuming no Trigger Event is in effect, principal paid to the Class A Certificates will be an amount such that the Class A Certificates will have approximately [16.20]% of the current balance of the mortgage loans as credit enhancement (which is approximately 2x the initial Senior Enhancement Percentage).

Principal Payments for Class M Certificates: The Class M Certificates will receive no principal payments before the Stepdown Date, unless the Class A Certificates are paid to zero. On or after the Stepdown Date and assuming no Trigger Event is in effect, principal will be shared among the Class M Certificates to maintain, in each case, approximately 2x their respective initial credit support.

Structure Summary (continued)

Optional Termination: The Servicer will have the right to purchase all of the Mortgage Loans and REO properties in the mortgage pool once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Interest Carry Forward Amount: For any Distribution Date and a class of Class A or Class M Certificates, the sum of:

(x) the excess, if any, of the interest accrued at the related Pass-Through Rate and any Interest Carry Forward Amount for the prior Distribution Date, over the amount in respect of interest actually distributed on each class on such prior Distribution Date and

(y) interest on such excess at the applicable Pass-Through Rate.

Basis Risk Shortfall Carry-Forward Amount: For any Distribution Date and a class of Class A or Class M Certificates the sum of, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate, over (b) the amount of interest such class of Certificates accrued for such Distribution Date if the Pass-Through Rate for such Distribution Date is limited to the Net WAC Rate, (ii) the unpaid portion of any such amounts from the prior Distribution Date and (iii) accrued interest on the amounts described in clause (ii) at the then applicable Pass-Through Rate. The ratings on each class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carry-Forward Amount.

Excess Interest: Interest generated on the Mortgage Loans is expected to be more than the interest required to be distributed on the Class A and Class M Certificates, resulting in Excess Interest. Exc ess Interest to the extent it is not used for other required purposes, including to cover interest shortfalls on the Class A and Class M Certificates or to fund any Overcollateralization Increase Amount, will be distributable to the Class C Certificates.

Senior Enhancement Percentage: For any Distribution Date is the percentage obtained by dividing

(x) the sum of:

- (i) the aggregate Certificate Principal Balance of the Class M Certificates, before taking into account the distribution of the Principal Distribution Amount on such Distribution Date, and
- (ii) the Overcollateralization Amount, before taking into account the distribution of the Principal Distribution Amount on such Distribution Date by

(y) the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period.

Principal Remittance Amount: With respect to any Distribution Date, the amount equal to the sum (net of certain amounts, including amounts reimbursable therefrom to the Master Servicer and the Servicer) of the following amounts with respect to the related Mortgage Loans and the immediately preceding Due Period: (i) each scheduled payment of principal on a mortgage loan due during the related Due Period if received or advanced, (ii) all unscheduled collections including full and partial principal prepayments received during the previous calendar month, and (iii) the principal portion of all proceeds received with respect to the repurchase of Mortgage Loans during the preceding calendar month.

Structure Summary (continued)

Principal Distribution Amount: On any Distribution Date, the lesser of (i) the outstanding principal balance of the Class A and Class M Certificates and (ii) the sum of (A) the Principal Remittance Amount minus any net swap payments or swap termination payment due to the Swap Counterparty remaining unpaid (after application of interest collections used for this purpose on such Distribution Date) and (B) any Excess Interest or net swap payments or swap termination payment due to the Trust allocable to principal in order to build or maintain the Overcollateralization Target Amount less any Overcollateralization Release Amount.

Class A Principal Distribution Amount: With respect to any Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, the Principal Distribution Amount. With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the lesser of (i) the Principal Distribution Amount and (ii) the excess, if any, of the outstanding principal balance of the Class A Certificates over the lesser of (a) approximately 83.80% times the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (b) the excess of the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period over approximately 0.50% of the aggregate principal balance of the Mortgage Loans as of the cut-off date.

All distributions of principal to the Class A Certificates on any Distribution Date will be allocated to the Class A-1 and Class A-2 Certificates on a pro rata basis based on the aggregate Certificate Principal Balance of the Class A-1 Certificates immediately prior to such Distribution Date and the Certificate Principal Balance of the Class A-2 Certificates immediately prior to such Distribution Date. Any distributions of principal allocated to the Class A-1 Certificates will be distributed first to the Class A-1A Certificates, until the Certificate Principal Balance of the Class A-1A Certificates has been reduced to zero, second to the Class A-1B Certificates, until the Certificate Principal Balance of the Class A-1B Certificates has been reduced to zero, and third to the Class A-1C Certificates until the Certificate Principal Balance of the Class A-1C Certificates has been reduced to zero; however, on any Distribution Date on or after which the aggregate Certificate Principal Balance of the Class M Certificates has been reduced to zero, principal will be allocated to the Class A Certificates on a pro-rata basis.

Structure Summary (continued)

Class M Principal Distribution Amount: The Class M Certificates will <u>not</u> receive any principal payments until the Stepdown Date unless the Class A Certificates are paid to zero. In such case, the Class M Certificates will receive the remaining Principal Distribution Amount, sequentially in order of seniority until the certificate principal balance of each such class is reduced to zero. On or after the Stepdown Date (provided no Trigger Event is in effect), principal will be paid on the Class M Certificates, as follows:

(i) First, to the Class M-1 Certificates until approximately a 13.20% Credit Enhancement Percentage is reached (based on 2x the Class M-1 Initial Credit Enhancement Percentage),

(ii) Then to the Class M-2 Certificates until approximately a 10.50% Credit Enhancement Percentage is reached (based on 2x the Class M-2 Initial Credit Enhancement Percentage),

(iii) Then to the Class M-3 Certificates, until approximately a 8.80% Credit Enhancement Percentage is reached (based on 2x the Class M-3 Initial Credit Enhancement Percentage),

(iv) Then to the Class M-4 Certificates, until approximately a 7.50% Credit Enhancement Percentage is reached (based on 2x the Class M-4 Initial Credit Enhancement Percentage),

(v) Then to the Class M-5 Certificates, until approximately a 6.20% Credit Enhancement Percentage is reached (based on 2x the Class M-5 Initial Credit Enhancement Percentage),

(vi) Then to the Class M-6 Certificates, until approximately a 5.00% Credit Enhancement Percentage is reached (based on 2x the Class M-6 Initial Credit Enhancement Percentage),

(vii) Then to the Class M-7 Certificates, until approximately a 4.00% Credit Enhancement Percentage is reached (based on 2x the Class M-7 Initial Credit Enhancement Percentage),

(viii) Then to the Class M-8 Certificates, until approximately a 3.00% Credit Enhancement Percentage is reached (based on 2x the Class M-8 Initial Credit Enhancement Percentage),

(ix) Then to the Class M-9 Certificates, until approximately a 2.00% Credit Enhancement Percentage is reached (based on 2x the Class M-9 Initial Credit Enhancement Percentage),

(x) Then to the Class M-10 Certificates, until approximately a 1.00% Credit Enhancement Percentage is reached (based on 2x the Class M-10 Initial Credit Enhancement Percentage),

On or after the Stepdown Date, if a Trigger Event is in effect, the Principal Distribution Amount will be paid sequentially first to the Class A Certificates, on a pro rata basis, based on the Certificate Principal Balances thereof, and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Credit Enhancement Percentage is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

Structure Summary

Credit Enhancement: Credit Enhancement will be provided by:

- Monthly Excess Interest
- Overcollateralization
- Subordination
    - Class A Certificates are senior to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates
    - Class M Certificates with a higher numerical designation are subordinate to those Class M Certificates with a lower numerical designation

Initial Credit Support*		On or After Stepdown Date**	
Class	Percentage	Class	Percentage
Class A***	8.10%	Class A	16.20%
Class M-1	6.60%	Class M-1	13.20%
Class M-2	5.25%	Class M-2	10.50%
Class M-3	4.40%	Class M-3	8.80%
Class M-4	3.75%	Class M-4	7.50%
Class M-5	3.10%	Class M-5	6.20%
Class M-6	2.50%	Class M-6	5.00%
Class M-7	2.00%	Class M-7	4.00%
Class M-8	1.50%	Class M-8	3.00%
Class M-9	1.00%	Class M-9	2.00%
Class M-10	0.50%	Class M-10	1.00%

**Approximate.*
***Targeted.*
****The Class A-1 Certificates will have additional credit support provided by the Class A-2 Certificates.*

Overcollateralization Amount: With respect to any Distribution Date, the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period less the aggregate Certificate Principal Balance of the Class A and Class M Certificates (after taking into account all distributions of principal on such Distribution Date).

Overcollateralization Increase Amount: As of any Distribution Date, the excess, if any, of:

(x) the Overcollateralization Target Amount for such Distribution Date, over

(y) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates from distributions of the Principal Remittance Amount, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date.

Overcollateralization Target Amount: As of any Distribution Date, the Overcollateralization Target Amount is an amount equal to approximately 0.50% of the principal balance of the Mortgage Loans as of the Cut-off Date;

Overcollateralization Release Amount:

As of any Distribution Date, the lesser of (a) the Principal Remittance Amount and (b) the excess, if any, of:

(x) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates from distributions of the Principal Remittance Amount, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date, over

(y) the Overcollateralization Target Amount for such Distribution Date.

Stepdown Date:

The later to occur of:

- (i) the Distribution Date in July 2008 and
- (ii) the first Distribution Date on which the Senior Enhancement Percentage equals or exceeds approximately 16.20%

Trigger Event:

On a Distribution Date, a Trigger Event will have occurred if:

(i) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the initial Pool Balance exceeds the applicable percentages set forth below with respect to such Distribution Date, or

Distribution Date	Percentage
July 2005 to June 2008	N/A
July 2008 to June 2009	1.00%
July 2009 to June 2010	1.50%
July 2010 to June 2011	2.00%
July 2011and thereafter	2.25%

(ii) If the six-month rolling average of 60+ Day Delinquent Loans equals or exceeds 35% of the Senior Enhancement Percentage.

Allocation of Losses:

Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to net monthly excess cashflow, second, to the Class C Certificates by a reduction in the Overcollateralization Amount, third, to the Class M-10 Certificates, fourth, to the Class M-9 Certificates, fifth, to the Class M-8 Certificates, sixth, to the Class M-7 Certificates, seventh, to the Class M-6 Certificates, eighth, to the Class M-5 Certificates, ninth, to the Class M-4 Certificates, tenth, to the Class M-3 Certificates, eleventh, to the Class M-2 Certificates and twelfth, to the Class M-1 Certifcates. After the aggregate Certificate Principal Balance of the Class M Certificates is reduced to zero, any additional losses will be allocated to the Class A-2 Certificates until the Certificate Principal Balance thereof has been reduced to zero. Losses will not be allocated to the other classes of Class A Certificates; however, there may be insufficient amounts available in the trust fund to reduce the Certificate Principal Balance of these classes to zero on the final Distribution Date.

Investors in the Class A-1 Certificates should note, however, that although Realized Loss Amounts cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the mortgage loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Loss Amounts are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Excess Interest (the " Applied Realized Loss Amount"), sequentially.

Advances: The Servicer is required to advance scheduled principal and interest (net of the Servicing Fee) for any delinquent Mortgage Loan. However, the Servicer will make an advance only if it determines that the advance will be recoverable from future payments or collections on that mortgage loan. If the Servicer fails to make any such advance, the Master Servicer will advance any remaining amounts of scheduled principal and interest for any delinquent Mortgage Loan (net of the Master Servicing Fee). The Servicer and Master Servicer, as applicable, are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Prepayment Interest Shortfall: With respect to any Distribution Date, the aggregate shortfall, if any, in collections of interest resulting from mortgagor prepayments during the preceding calendar month.

Compensating Interest: The Servicer is obligated to offset any Prepayment Interest Shortfall on any Distribution Date with Compensating Interest to the extent of its Servicing Fee for such Distribution Date.

Swap Agreement: On the Closing Date, pursuant to a Swap Administration Agreement, the Trustee on behalf of a separate trust created under the Pooling and Servicing Agreement (the "Supplemental Interest Trust") will enter into a Swap Agreement with Bear Stearns Financial Products (the "Swap Counterparty") for the benefit of the Class A and Class M Certificates. The Swap Agreement will have an initial notional amount of approximately $[873,211,419]. Under the Swap Agreement, on each Distribution Date until the swap is retired (i) the Supplemental Interest Trust shall be obligated to pay the Swap Counterparty an amount equal to [4.29]% per annum on a notional balance equal to the lesser of a (a) the swap notional amount for such Distribution Date set forth in the schedule below and (b) the aggregate principal balance of the Class A and Class M Certificates at the beginning of the related calculation period (such lesser amount, the "Notional Balance") and (ii) the Supplemental Interest Trust will be entitled to receive from the Swap Counterparty an amount equal to One-Month LIBOR (as determined pursuant to the Swap Agreement) on the Notional Balance, in each case accrued during the related swap accrual period (days in the case of the first accrual period).

On each such Distribution Date, only the net amount of the two obligations above (the "Net Swap Payment") will be paid by the appropriate party. Upon early termination of the Swap Agreement, the Supplemental Interest Trust or the Swap Counterparty may be liable to make termination payment (the "Swap Termination Payment") to the other party, regardless of which party caused the termination. The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. On each Distribution Date on which the Supplemental Interest Trust is required to make a Net Swap Payment to the Swap Counterparty, the trust will be obligated to make a payment to the Supplemental Interest Trust in the same amount, which payment shall be paid prior to all distributions to Certificateholders. In the event that the Supplemental Interest Trust is require to make a Swap Termination Payment to the Swap Counterparty, the trust will be obligated to make a payment to the Supplemental Interest Trust in the same amount. If the Swap Termination Payment is not due to a Swap Provider Trigger Event, the trust's payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to all distributions to Certificateholders. If the Swap Termination Payment is due to a Swap Provider Trigger Event, such payment will be made subordinate to distributions to all Certificates other than the Class C Certificates.

Shown below is the aggregate swap notional amount schedule, which generally has been derived by adding (A) for the fixed rate collateral, a notional balance corresponding to 1.5 times the pricing speed and (B) for the adjustable rate collateral (1) during the respective fixed rate period, a notional balance corresponding to 1.5 times the pricing speed and (2) during the respective adjustable rate period, zero.

Swap Agreement Notional Balance Schedule

Period	Notional Balance ($)	Period	Notional Balance ($)	Period	Notional Balance ($)
1	873,211,419.48	37	169,137,063.37	73	41,953,759.65
2	863,075,979.45	38	163,301,589.51	74	40,810,266.26
3	850,514,217.50	39	157,685,910.95	75	39,698,136.32
4	835,541,068.58	40	152,281,037.99	76	38,616,493.70
5	818,191,857.24	41	147,078,373.33	77	37,564,487.62
6	798,523,013.98	42	142,069,694.08	78	36,541,291.91
7	776,613,224.78	43	137,247,134.81	79	35,546,104.23
8	752,563,892.42	44	132,603,171.14	80	34,578,145.28
9	726,502,141.14	45	128,130,604.39	81	33,636,658.23
10	698,630,719.37	46	123,822,546.67	82	32,720,907.94
11	669,792,808.53	47	119,672,406.82	83	31,579,779.48
12	642,033,855.50	48	115,673,877.08	84	30,688,163.27
13	615,492,404.85	49	111,820,920.18	85	29,858,838.95
14	590,117,309.01	50	108,107,757.17	86	29,051,861.95
15	565,855,123.03	51	104,528,855.75	87	28,266,628.09
16	542,654,915.59	52	101,078,919.27	88	27,502,549.69
17	520,468,148.72	53	97,752,876.05	89	26,759,055.19
18	499,248,563.78	54	94,545,869.38	90	26,035,588.60
19	478,952,072.64	55	91,453,247.78	91	25,331,609.15
20	459,536,654.13	56	88,470,555.95	92	24,646,590.83
21	440,962,015.82	57	85,593,526.01	93	23,980,021.93
22	423,189,245.25	58	75,534,450.99	94	23,331,404.74
23	304,844,932.80	59	61,814,243.93	95	22,700,255.08
24	293,510,181.46	60	60,123,370.64	96	22,086,101.95
25	282,633,516.16	61	58,479,294.74	97	21,488,487.19
26	272,195,125.32	62	56,880,686.48	98	0.00
27	262,176,095.95	63	55,326,255.64		
28	252,558,371.72	64	53,814,750.35		
29	243,324,712.83	65	52,344,955.80		
30	234,458,658.09	66	50,915,693.17		
31	225,944,488.44	67	49,525,818.36		
32	217,767,192.53	68	48,174,220.96		
33	209,912,433.65	69	46,859,823.24		
34	202,366,142.23	70	45,581,579.05		
35	181,505,431.08	71	44,338,472.86		
36	175,201,733.32	72	43,129,518.75		

Swap Agreement:(*Cont.*)

Pursuant to the Swap Administration Agreement, amounts paid by the trust to the Supplemental Interest Trust as described above, and amounts paid by the Swap Counterparty to the Supplemental Interest Trust under the Swap Agreement, will be deposited into a reserve account (the "Swap Account").

Pursuant to the Swap Administration Agreement, amounts paid by the trust to the Supplemental Interest Trust will be distributed to the Swap Counterparty on each Distribution Date in the following order of priority:

1) to the Swap Counterparty, any Net Swap Payment owed to the Swap Counterparty under the Swap Agreement for such Distribution Date; and
2) to the Swap Counterparty, any Swap Termination Payment owed to the Swap Counterparty under the Swap Agreement.

Pursuant to the Swap Administration Agreement, amounts paid by the Swap Counterparty to the Supplemental Interest Trust will be distributed on each Distribution Date in the following order of priority, in each case to the extent not covered by the net monthly excess cashflow on that Distribution Date:

1) to the holders of the Class A Certificates, on a pro rata basis, to pay accrued and unpaid interest to the extent unpaid from interest collections, but only to the extent of the interest portion of Realized Losses allocated to such Certificates on such Distribution Date;

2) distribution of additional principal to the certificates, until the required level of Overcollateralization Target Amount is reached, but only to the extent of the principal portion of Realized Losses for such Distribution Date or prior Distribution Dates;

3) to the holders of the Class M Certificates, in order of priority, to pay accrued and unpaid interest to the extent unpaid from interest collections, but only to the extent of the interest portion of Realized Losses allocated to such Certificates on such Distribution Date;

4) to pay the holder of the Class A Certificates, pro rata, and then to the Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed;

5) to pay, first to the Class A Certificates, on a pro rata basis based on the remaining Basis Risk Carry-Forward Amounts, any Basis Risk Shortfall Carry-Forward Amount, as applicable, for such Distribution Date and second, sequentially to the Class M Certificates, in order of priority, any Basis Risk Shortfall Carry-Forward Amount for such Distribution Date; and

6) to the parties named in the Swap Administration Agreement, any remaining amounts.

Swap Provider Trigger Event:

A "Swap Provider Trigger Event" shall mean: (i) an Event of Default under the Swap Agreement with respect to which the Swap Counterparty is a Defaulting Party (as defined in the Swap Agreement) or (ii) a Termination Event (including an Additional Termination Event) under the Swap Agreement with respect to which the Swap Provider is the sole Affected Party (as defined in the Swap Agreement).

Sensitivity Analysis – To 10% Optional Termination

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class A-1A					
Avg. Life (yrs)	13.85	1.76	1.00	0.74	0.60
Window (mo)	1 - 233	1 - 41	1 - 21	1 - 15	1 - 12
Expected Final Mat.	Nov-2024	Nov-2008	Mar-2007	Sep-2006	Jun-2006
Class A-1B					
Avg. Life (yrs)	23.06	5.98	3.00	1.92	1.43
Window (mo)	233 - 317	41 - 116	21 - 57	15 - 33	12 - 24
Expected Final Mat.	Nov-2031	Feb-2015	Mar-2010	Mar-2008	Jun-2007
Class A-1C					
Avg. Life (yrs)	27.97	13.38	6.92	4.36	2.80
Window (mo)	317 - 343	116 - 184	57 - 97	33 - 62	24 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class A-2					
Avg. Life (yrs)	20.57	6.05	3.13	2.03	1.42
Window (mo)	1 - 343	1 - 184	1 - 97	1 - 62	1 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class M-1					
Avg. Life (yrs)	26.28	10.36	5.34	3.95	3.61
Window (mo)	268 - 343	61 - 184	37 - 97	40 - 62	43 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class M-2					
Avg. Life (yrs)	26.28	10.36	5.33	3.91	3.61
Window (mo)	268 - 343	61 - 184	37 - 97	39 - 62	43 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class M-3					
Avg. Life (yrs)	26.28	10.36	5.33	3.87	3.56
Window (mo)	268 - 343	61 - 184	37 - 97	39 - 62	42 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class M-4					
Avg. Life (yrs)	26.28	10.36	5.33	3.87	3.48
Window (mo)	268 - 343	61 - 184	37 - 97	38 - 62	41 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009

Sensitivity Analysis – To 10% Optional Termination

Percent of Pricing Speed	0%	50%	**100%**	150%	200%
Class M-5					
Avg. Life (yrs)	26.28	10.36	5.33	3.83	3.42
Window (mo)	268 - 343	61 - 184	37 - 97	38 - 62	40 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class M-6					
Avg. Life (yrs)	26.28	10.36	5.33	3.83	3.37
Window (mo)	268 - 343	61 - 184	37 - 97	38 - 62	39 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class M-7					
Avg. Life (yrs)	26.25	10.24	5.25	3.77	3.32
Window (mo)	268 - 343	61 - 184	37 - 97	37 - 62	38 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class M-8					
Avg. Life (yrs)	26.14	9.86	5.02	3.58	3.19
Window (mo)	268 - 339	61 - 169	37 - 87	37 - 56	38 - 39
Expected Final Mat.	Sep-2033	Jul-2019	Sep-2012	Feb-2010	Sep-2008
Class M-9					
Avg. Life (yrs)	25.85	9.14	4.61	3.33	3.14
Window (mo)	268 - 333	61 - 148	37 - 75	37 - 48	37 - 38
Expected Final Mat.	Mar-2033	Oct-2017	Sep-2011	Jun-2009	Aug-2008

Sensitivity Analysis – To Maturity

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class A-1A					
Avg. Life (yrs)	13.85	1.76	1.00	0.74	0.60
Window (mo)	1 - 233	1 - 41	1 - 21	1 - 15	1 - 12
Expected Final Mat.	Nov-2024	Nov-2008	Mar-2007	Sep-2006	Jun-2006
Class A-1B					
Avg. Life (yrs)	23.06	5.98	3.00	1.92	1.43
Window (mo)	233 - 317	41 - 116	21 - 57	15 - 33	12 - 24
Expected Final Mat.	Nov-2031	Feb-2015	Mar-2010	Mar-2008	Jun-2007
Class A-1C					
Avg. Life (yrs)	28.22	15.15	8.15	5.19	3.39
Window (mo)	317 - 358	116 - 331	57 - 226	33 - 153	24 - 111
Expected Final Mat.	Apr-2035	Jan-2033	Apr-2024	Mar-2018	Sep-2014
Class A-2					
Avg. Life (yrs)	20.63	6.47	3.42	2.22	1.56
Window (mo)	1 - 358	1 - 331	1 - 226	1 - 153	1 - 111
Expected Final Mat.	Apr-2035	Jan-2033	Apr-2024	Mar-2018	Sep-2014
Class M-1					
Avg. Life (yrs)	26.40	11.09	5.82	4.26	4.10
Window (mo)	268 - 354	61 - 259	37 - 147	40 - 95	45 - 67
Expected Final Mat.	Dec-2034	Jan-2027	Sep-2017	May-2013	Jan-2011
Class M-2					
Avg. Life (yrs)	26.39	11.01	5.75	4.17	3.87
Window (mo)	268 - 353	61 - 248	37 - 139	39 - 89	43 - 63
Expected Final Mat.	Nov-2034	Feb-2026	Jan-2017	Nov-2012	Sep-2010
Class M-3					
Avg. Life (yrs)	26.38	10.91	5.68	4.09	3.72
Window (mo)	268 - 351	61 - 234	37 - 129	39 - 83	42 - 58
Expected Final Mat.	Sep-2034	Dec-2024	Mar-2016	May-2012	Apr-2010
Class M-4					
Avg. Life (yrs)	26.37	10.81	5.61	4.04	3.61
Window (mo)	268 - 350	61 - 223	37 - 121	38 - 77	41 - 55
Expected Final Mat.	Aug-2034	Jan-2024	Jul-2015	Nov-2011	Jan-2010

Sensitivity Analysis – To Maturity

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class M-5					
Avg. Life (yrs)	26.35	10.68	5.53	3.94	3.51
Window (mo)	268 - 348	61 - 212	37 - 115	38 - 73	40 - 51
Expected Final Mat.	Jun-2034	Feb-2023	Jan-2015	Jul-2011	Sep-2009
Class M-6					
Avg. Life (yrs)	26.31	10.49	5.41	3.87	3.41
Window (mo)	268 - 346	61 - 199	37 - 106	38 - 67	39 - 47
Expected Final Mat.	Apr-2034	Jan-2022	Apr-2014	Jan-2011	May-2009
Class M-7					
Avg. Life (yrs)	26.25	10.24	5.25	3.77	3.32
Window (mo)	268 - 343	61 - 184	37 - 97	37 - 62	38 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class M-8					
Avg. Life (yrs)	26.14	9.86	5.02	3.58	3.19
Window (mo)	268 - 339	61 - 169	37 - 87	37 - 56	38 - 39
Expected Final Mat.	Sep-2033	Jul-2019	Sep-2012	Feb-2010	Sep-2008
Class M-9					
Avg. Life (yrs)	25.85	9.14	4.61	3.33	3.14
Window (mo)	268 - 333	61 - 148	37 - 75	37 - 48	37 - 38
Expected Final Mat.	Mar-2033	Oct-2017	Sep-2011	Jun-2009	Aug-2008

Available Funds Cap - Static Indices

Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)	Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)	Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)
1	3.34	3.99	33	3.42	3.99	65	3.47	3.90
2	3.34	3.99	34	3.42	3.99	66	3.47	3.90
3	3.34	3.99	35	3.43	3.99	67	3.47	3.89
4	3.34	3.99	36	3.43	3.99	68	3.47	3.89
5	3.34	3.99	37	3.43	3.99	69	3.47	3.88
6	3.35	3.99	38	3.43	3.97	70	3.47	3.88
7	3.35	3.99	39	3.43	3.98	71	3.47	3.87
8	3.35	3.99	40	3.43	3.98	72	3.47	3.87
9	3.35	3.99	41	3.44	3.97	73	3.47	3.86
10	3.36	3.99	42	3.44	3.97	74	3.47	3.86
11	3.36	3.99	43	3.44	3.97	75	3.47	3.85
12	3.36	3.99	44	3.44	3.97	76	3.47	3.84
13	3.37	3.99	45	3.44	3.96	77	3.47	3.84
14	3.37	3.99	46	3.44	3.96	78	3.47	3.83
15	3.38	3.99	47	3.45	3.96	79	3.47	3.83
16	3.38	3.99	48	3.45	3.96	80	3.47	3.82
17	3.38	3.99	49	3.45	3.95	81	3.47	3.81
18	3.39	3.99	50	3.45	3.95	82	3.47	3.81
19	3.39	3.99	51	3.46	3.95	83	3.47	3.80
20	3.40	3.99	52	3.46	3.95	84	3.47	3.79
21	3.40	3.99	53	3.46	3.94	85	3.47	3.78
22	3.41	3.99	54	3.46	3.94	86	3.47	3.78
23	3.41	3.99	55	3.47	3.94	87	3.47	3.77
24	3.41	3.99	56	3.47	3.93	88	3.47	3.76
25	3.41	3.99	57	3.47	3.93	89	3.47	3.75
26	3.41	3.99	58	3.47	3.93	90	3.47	3.75
27	3.41	3.99	59	3.47	3.92	91	3.47	3.74
28	3.41	3.99	60	3.47	3.92	92	3.47	3.73
29	3.42	3.99	61	3.47	3.92	93	3.47	3.72
30	3.42	3.99	62	3.47	3.91	94	3.47	3.72
31	3.42	3.99	63	3.47	3.91	95	3.47	3.71
32	3.42	3.99	64	3.47	3.90	96	3.47	3.70
						97	3.47	3.69

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Static Indices: 1-Month Libor; 3.10%; 6-Month Libor; 3.52%
3. Fees include the Master Servicing Fee, the Servicing Fee and the Mortgage Insurance Policy Premium for those loans covered under the Policy

Available Funds Cap - Indices @ 20%

Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)	Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)	Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)
1	20.24	6.54	33	16.25	7.47	65	13.66	8.58
2	20.24	21.06	34	15.92	7.04	66	13.88	8.85
3	20.24	20.11	35	15.82	7.66	67	13.61	8.55
4	20.24	20.71	36	15.60	7.41	68	13.58	8.53
5	20.24	20.08	37	15.74	7.65	69	14.36	9.43
6	20.25	19.42	38	15.28	7.39	70	13.53	8.50
7	20.25	16.85	39	15.17	7.40	71	13.75	8.77
8	20.25	14.99	40	15.32	7.68	72	13.47	8.47
9	20.25	15.76	41	15.28	7.65	73	13.70	8.74
10	20.26	11.05	42	15.40	7.90	74	13.42	8.44
11	20.26	10.42	43	15.13	7.63	75	13.40	8.43
12	20.26	7.50	44	15.06	7.63	76	13.62	8.69
13	20.27	6.51	45	15.62	8.44	77	13.35	8.40
14	20.06	5.88	46	14.93	7.62	78	13.57	8.66
15	19.88	5.88	47	15.10	7.92	79	13.29	8.37
16	19.79	6.09	48	14.83	7.65	80	13.27	8.35
17	19.60	5.95	49	14.96	7.90	81	13.76	8.91
18	19.52	6.15	50	14.70	7.63	82	13.23	8.34
19	19.28	5.95	51	14.64	7.63	83	13.43	8.61
20	19.12	5.95	52	14.77	7.88	84	13.18	8.34
21	19.27	6.61	53	14.52	7.62	85	13.41	8.61
22	18.95	6.09	54	14.66	7.87	86	13.13	8.31
23	16.42	6.93	55	14.39	7.61	87	13.11	8.30
24	16.20	6.71	56	14.33	7.60	88	13.34	8.56
25	16.27	6.93	57	14.92	8.41	89	13.06	8.27
26	16.05	6.70	58	14.17	8.09	90	13.29	8.53
27	15.99	6.71	59	13.98	8.88	91	13.01	8.24
28	16.11	6.97	60	13.78	8.65	92	12.99	8.22
29	16.14	6.99	61	14.01	8.92	93	13.77	9.08
30	16.23	7.22	62	13.73	8.62	94	12.94	8.19
31	16.02	6.98	63	13.70	8.60	95	13.17	8.45
32	15.96	6.97	64	13.93	8.88	96	12.90	8.16
						97	13.12	8.42

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Fees include the Master Servicing Fee, Servicing Fee and the Mortgage Insurance Policy Premium for those loans covered under the Policy
3. Proceeds from swap included

Excess Interest - Static Indices

Pd	Excess Interest (%)	Pd	Excess Interest (%)	Pd	Excess Interest (%)
1	0.18	33	2.12	65	2.21
2	1.32	34	1.99	66	2.30
3	1.32	35	2.11	67	2.21
4	1.36	36	2.04	68	2.22
5	1.41	37	2.11	69	2.49
6	1.43	38	2.06	70	2.23
7	1.42	39	2.07	71	2.32
8	1.43	40	2.15	72	2.24
9	1.51	41	2.08	73	2.33
10	1.45	42	2.16	74	2.24
11	1.48	43	2.08	75	2.25
12	1.47	44	2.09	76	2.34
13	1.51	45	2.32	77	2.26
14	1.49	46	2.10	78	2.35
15	1.50	47	2.18	79	2.27
16	1.54	48	2.10	80	2.27
17	1.52	49	2.18	81	2.45
18	1.56	50	2.11	82	2.28
19	1.53	51	2.11	83	2.38
20	1.54	52	2.20	84	2.30
21	1.68	53	2.12	85	2.39
22	1.59	54	2.20	86	2.31
23	2.01	55	2.13	87	2.31
24	1.95	56	2.13	88	2.41
25	2.02	57	2.37	89	2.33
26	1.96	58	2.14	90	2.42
27	1.96	59	2.28	91	2.34
28	2.03	60	2.19	92	2.34
29	1.97	61	2.28	93	2.61
30	2.04	62	2.20	94	2.35
31	1.98	63	2.20	95	2.45
32	1.98	64	2.29	96	2.37
				97	2.46

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Static Indices: 1-Month Libor; 3.10%; 6-Month Libor; 3.52%

Excess Interest - Forward Indices

Pd	Excess Interest (%)	Pd	Excess Interest (%)	Pd	Excess Interest (%)
1	0.18	33	1.77	65	1.62
2	1.30	34	1.56	66	1.77
3	1.29	35	1.74	67	1.60
4	1.32	36	1.60	68	1.60
5	1.37	37	1.72	69	2.06
6	1.38	38	1.59	70	1.59
7	1.35	39	1.59	71	1.76
8	1.35	40	1.73	72	1.59
9	1.43	41	1.59	73	1.75
10	1.35	42	1.73	74	1.58
11	1.39	43	1.56	75	1.57
12	1.36	44	1.54	76	1.73
13	1.38	45	1.91	77	1.58
14	1.34	46	1.54	78	1.74
15	1.33	47	1.70	79	1.57
16	1.37	48	1.54	80	1.56
17	1.33	49	1.68	81	1.88
18	1.37	50	1.51	82	1.56
19	1.31	51	1.50	83	1.73
20	1.30	52	1.65	84	1.57
21	1.46	53	1.50	85	1.73
22	1.35	54	1.65	86	1.56
23	1.72	55	1.48	87	1.55
24	1.63	56	1.47	88	1.72
25	1.71	57	1.89	89	1.57
26	1.61	58	1.53	90	1.72
27	1.60	59	1.79	91	1.55
28	1.70	60	1.64	92	1.55
29	1.60	61	1.79	93	2.04
30	1.70	62	1.62	94	1.55
31	1.57	63	1.61	95	1.72
32	1.56	64	1.77	96	1.55
				97	1.71

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Run using 1-Month Libor and 6-Month Libor Forward Indices

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

	Collateral Summary	Ranges (if applicable)
Total Number of Loans	3,703	
Total Outstanding Loan Principle Balance	$944,918,561	
Average Outstanding Loan Principal Balance	$255,176	$24,767 - $1,839,800
WA Coupon	6.070%	3.625% - 13.500%
WA Remaining Term (mo.)	355	169 - 360
WA Combined LTV**	75.60%	14.47% - 100.00%
WA FICO*	699	585 – 822
WA Seasoning (mo.)	2	0 - 11
Interest Only Loans	77.46%	
1st Liens	99.98%	
2nd Liens	0.02%	
Simultaneous 2nd Liens	44.92%	
Loan Type		
ARM	72.34%	
Fixed	27.66%	
Geographic Distribution		
	CA 51.57%	
	GA 13.33%	
	FL 6.98%	
ARM Characteristics		
Gross Margin	2.941%	1.000% - 8.750%
Initial Periodic Cap	3.919%	1.000% - 6.000%
Subsequent Periodic Cap	1.008%	1.000% - 6.000%
Lifetime Maximum Rate	11.762%	9.250% - 18.875%
Lifetime Minimum Rate	2.989%	1.000% - 8.750%

*Zero Values Excluded

**WA Combined LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans and Combined Loan-to-Value Ratios of the Second Lien Mortgage Loans.

COLLATERAL TABLES – TOTAL POOL

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance	Average Balance	WA Coupon*	WA Comb LTV*	WA FICO*	IO %
0.01 - 25,000.00	1	$25,000.00	0.00%	$25,000.00	10.500%	95.00%	677	N/A
25,000.01 - 50,000.00	10	451,245.00	0.05	45,124.50	8.123	64.12	684	30.47%
50,000.01 - 75,000.00	105	6,706,019.00	0.71	63,866.85	6.899	69.50	703	48.75
75,000.01 - 100,000.00	234	20,763,035.00	2.20	88,730.92	6.426	73.03	695	71.90
100,000.01 - 125,000.00	310	35,432,094.00	3.75	114,297.08	6.351	76.24	698	75.84
125,000.01 - 150,000.00	370	50,920,095.00	5.39	137,621.88	6.270	76.13	695	72.28
150,000.01 - 175,000.00	328	53,236,669.00	5.63	162,306.92	6.251	76.64	697	74.23
175,000.01 - 200,000.00	305	57,089,753.00	6.04	187,179.52	6.233	76.13	692	69.66
200,000.01 - 225,000.00	273	58,086,777.00	6.14	212,772.08	6.117	76.65	691	76.58
225,000.01 - 250,000.00	263	62,640,686.00	6.63	238,177.51	6.020	76.09	702	72.45
250,000.01 - 275,000.00	209	54,945,812.00	5.81	262,898.62	6.065	77.87	690	80.88
275,000.01 - 300,000.00	226	65,133,224.00	6.89	288,200.11	6.014	76.23	697	77.55
300,000.01 - 325,000.00	177	55,378,955.00	5.86	312,875.45	5.941	76.72	702	80.27
325,000.01 - 359,650.00	200	68,776,361.00	7.27	343,881.81	5.985	77.44	698	79.52
359,650.01 - 500,000.00	438	183,919,419.00	19.45	419,907.35	5.981	76.39	701	80.19
500,000.01 -1,000,000.00	239	151,986,018.00	16.08	635,924.76	5.996	73.68	703	80.33
>1,000,000.00	15	19,939,630.00	2.11	1,329,308.67	5.675	58.72	711	85.98
Total:	**3,703**	**$945,430,792.00**	**100.00%**	**$255,314.82**	**6.070%**	**75.60%**	**699**	**77.42%**

*weighted by original balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0.01 - 25,000.00	1	$24,766.56	0.00%	$24,766.56	10.500%	95.00%	677	N/A
25,000.01 - 50,000.00	10	450,247.92	0.05	45,024.79	8.122	64.11	684	30.54%
50,000.01 - 75,000.00	105	6,700,348.43	0.71	63,812.84	6.899	69.50	703	48.80
75,000.01 - 100,000.00	234	20,745,414.43	2.20	88,655.62	6.426	73.04	695	71.96
100,000.01 - 125,000.00	310	35,412,604.78	3.75	114,234.21	6.351	76.24	698	75.88
125,000.01 - 150,000.00	372	51,185,709.50	5.42	137,595.99	6.269	76.04	695	71.90
150,000.01 - 175,000.00	327	53,077,737.39	5.62	162,317.24	6.255	76.76	697	74.45
175,000.01 - 200,000.00	305	57,074,219.44	6.04	187,128.59	6.231	76.14	691	69.68
200,000.01 - 225,000.00	272	57,855,079.75	6.12	212,702.50	6.116	76.64	691	76.89
225,000.01 - 250,000.00	263	62,598,393.04	6.62	238,016.70	6.020	76.09	702	72.50
250,000.01 - 275,000.00	211	55,472,145.42	5.87	262,901.16	6.062	77.88	691	80.11
275,000.01 - 300,000.00	224	64,546,795.13	6.83	288,155.34	6.016	76.21	697	78.26
300,000.01 - 325,000.00	178	55,680,966.24	5.89	312,814.42	5.942	76.71	702	79.83
325,000.01 - 359,650.00	203	69,855,518.39	7.39	344,115.85	5.980	77.46	698	78.29
359,650.01 - 500,000.00	434	182,400,008.50	19.30	420,276.52	5.982	76.38	701	80.86
500,000.01 -1,000,000.00	239	151,906,865.71	16.08	635,593.58	5.996	73.68	703	80.37
>1,000,000.00	15	19,931,739.92	2.11	1,328,782.66	5.675	58.72	711	86.02
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

COLLATERAL TABLES – TOTAL POOL *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
3.500 - 3.999	2	$376,282.51	0.04%	$188,141.26	3.666%	65.33%	688	67.46%
4.000 - 4.499	15	6,183,991.36	0.65	412,266.09	4.259	68.74	730	79.03
4.500 - 4.999	116	33,833,447.26	3.58	291,667.65	4.810	73.78	723	92.28
5.000 - 5.499	347	106,164,303.83	11.24	305,949.00	5.248	72.90	713	90.76
5.500 - 5.999	1,146	330,044,647.51	34.93	287,997.07	5.762	74.12	707	78.89
6.000 - 6.499	927	225,587,108.86	23.87	243,351.79	6.193	75.88	693	74.63
6.500 - 6.999	701	152,436,347.82	16.13	217,455.56	6.656	78.48	683	74.18
7.000 - 7.499	245	49,233,739.38	5.21	200,954.04	7.168	79.42	685	70.49
7.500 - 7.999	149	31,371,323.01	3.32	210,545.79	7.668	79.78	677	61.26
8.000 - 8.499	35	6,751,826.42	0.71	192,909.33	8.161	81.20	678	31.07
8.500 - 8.999	10	1,887,529.56	0.20	188,752.96	8.677	85.50	656	46.52
9.000 - 9.499	4	750,698.36	0.08	187,674.59	9.000	81.95	720	67.30
9.500 - 9.999	2	89,976.51	0.01	44,988.26	9.801	95.00	660	59.13
10.000 - 10.499	1	70,928.50	0.01	70,928.50	10.000	89.99	761	N/A
10.500 - 10.999	1	24,766.56	0.00	24,766.56	10.500	95.00	677	N/A
11.000 - 11.499	1	65,411.37	0.01	65,411.37	11.000	100.00	612	N/A
13.500 - 13.999	1	46,231.73	0.00	46,231.73	13.500	19.50	650	N/A
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0 - 180	64	$13,077,625.28	1.38%	$204,337.90	5.942%	58.53%	697	N/A
181 - 240	18	3,145,347.86	0.33	174,741.55	6.094	57.57	685	N/A
241 - 360	3,621	928,695,587.41	98.28	256,474.89	6.072	75.90	699	78.82
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
121 - 180	64	$13,077,625.28	1.38%	$204,337.90	5.942%	58.53%	697	N/A
181 - 240	18	3,145,347.86	0.33	174,741.55	6.094	57.57	685	N/A
241 - 300	1	106,690.37	0.01	106,690.37	5.999	59.44	690	N/A
301 - 360	3,620	928,588,897.04	98.27	256,516.27	6.072	75.91	699	78.83
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

COLLATERAL TABLES – TOTAL POOL *(continued)*

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0 - 6	3,698	$943,603,030.61	99.86%	$255,165.77	6.069%	75.59%	699	77.48%
7 - 12	5	1,315,529.94	0.14	263,105.99	6.660	83.53	643	68.11
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Combined Loan-to-Value Ratios of Mortgage Loans**

Combined LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0.01 - 25.00	12	$1,133,824.16	0.12%	$94,485.35	6.321%	20.13%	737	29.59%
25.01 - 30.00	17	1,926,289.72	0.20	113,311.16	5.912	27.80	706	20.92
30.01 - 35.00	18	2,585,586.25	0.27	143,643.68	5.843	32.83	716	52.64
35.01 - 40.00	31	6,889,123.62	0.73	222,229.79	5.682	37.72	691	48.48
40.01 - 45.00	40	9,486,877.23	1.00	237,171.93	5.899	43.14	701	54.54
45.01 - 50.00	62	16,305,915.14	1.73	262,998.63	5.748	48.15	703	47.75
50.01 - 55.00	69	20,981,969.67	2.22	304,086.52	5.716	53.02	716	59.71
55.01 - 60.00	120	34,195,804.92	3.62	284,965.04	5.813	58.49	688	63.78
60.01 - 65.00	150	50,121,464.92	5.30	334,143.10	5.776	63.66	699	71.26
65.01 - 70.00	248	64,382,068.29	6.81	259,605.11	6.079	69.02	698	69.94
70.01 - 75.00	239	65,941,304.60	6.98	275,905.04	6.139	73.75	692	63.65
75.01 - 80.00	2,372	609,769,313.70	64.53	257,069.69	6.070	79.75	701	84.14
80.01 - 85.00	36	8,293,443.08	0.88	230,373.42	6.503	84.11	668	63.95
85.01 - 90.00	137	26,154,029.14	2.77	190,905.32	6.674	89.49	681	66.04
90.01 - 95.00	137	24,403,068.47	2.58	178,124.59	6.694	94.71	692	79.78
95.01 - 100.00	15	2,348,477.64	0.25	156,565.18	6.637	99.68	728	59.49
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

**WA Combined LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans and Combined Loan-to-Value Ratios of the Second Lien Mortgage Loans.

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Owner Occupied	2,924	$783,883,666.25	82.96%	$268,086.07	5.986%	75.96%	696	79.74%
Investor	619	123,533,744.22	13.07	199,569.86	6.483	73.41	708	64.87
Second Home	160	37,501,150.08	3.97	234,382.19	6.467	75.30	715	71.36
Total:	***3,703***	***$944,918,560.55***	***100.00%***	***$255,176.49***	***6.070%***	***75.60%***	***699***	***77.46%***

COLLATERAL TABLES – TOTAL POOL *(continued)*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
2-4 Family	251	$77,786,061.99	8.23%	$309,904.63	6.351%	71.07%	699	54.44%
Condo	347	84,112,433.53	8.90	242,398.94	6.027	78.30	709	86.31
Pud	956	223,833,711.67	23.69	234,135.68	6.090	77.58	704	83.44
Single Family	2,149	559,186,353.36	59.18	260,207.70	6.030	75.04	695	76.94
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Purchase	2,321	$573,420,082.25	60.68%	$247,057.34	6.095%	78.64%	706	82.99%
Cashout Refinance	1,041	287,968,124.45	30.48	276,626.44	6.085	70.74	682	65.84
Rate/Term Refinance	341	83,530,353.85	8.84	244,957.05	5.849	71.49	702	79.60
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Full Doc	868	$203,652,105.52	21.55%	$234,622.24	5.817%	76.86%	710	79.86%
No Income, No Asset	540	115,093,355.17	12.18	213,135.84	6.225	70.47	690	67.38
No Ratio	277	81,489,957.08	8.62	294,187.57	6.248	76.10	700	78.52
Reduced	4	1,218,400.00	0.13	304,600.00	6.094	85.68	682	100.00
Stated Income, Stated Asset	736	186,833,462.08	19.77	253,849.81	6.258	75.36	687	67.43
Stated Income, Verified Asset	1,278	356,631,280.70	37.74	279,054.21	6.026	76.52	700	84.29
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

COLLATERAL TABLES – TOTAL POOL *(continued)*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
6 Mo Libor Arm	40	$13,098,087.07	1.39%	$327,452.18	5.909%	76.41%	707	N/A
6 Mo Libor Arm (IO)	168	58,609,054.00	6.20	348,863.42	5.611	77.15	698	100.00 %
2/6 Arm	150	34,458,036.04	3.65	229,720.24	6.562	77.12	673	N/A
2/6 Arm (IO)	781	214,013,097.00	22.65	274,024.45	6.021	78.15	691	100.00
3/6 Arm	36	7,311,529.60	0.77	203,098.04	6.510	75.02	660	N/A
3/6 Arm (IO)	218	55,477,150.00	5.87	254,482.34	5.905	76.54	699	100.00
5/6 Arm	112	28,347,094.57	3.00	253,099.06	6.069	74.38	690	N/A
5/6 Arm (IO)	1,037	245,950,959.00	26.03	237,175.47	5.984	77.11	705	100.00
7/6 Arm	3	779,197.07	0.08	259,732.36	5.231	46.95	675	N/A
7/6 Arm (IO)	37	13,305,212.00	1.41	359,600.32	5.413	73.20	720	100.00
10/6 Arm	1	184,265.38	0.02	184,265.38	5.125	79.61	722	N/A
10/6 Arm (IO)	39	12,019,900.00	1.27	308,202.56	5.575	75.45	756	100.00
15Y Fixed Amort	60	12,879,742.34	1.36	214,662.37	5.874	57.97	697	N/A
20Y Fixed Amort	18	3,145,347.86	0.33	174,741.55	6.094	57.57	685	N/A
25Y Fixed Amort	1	106,690.37	0.01	106,690.37	5.999	59.44	690	N/A
30Y Fixed Amort	496	112,435,798.31	11.90	226,685.08	6.375	71.28	696	N/A
30Y Fixed Amort (IO)	502	132,599,517.00	14.03	264,142.46	6.315	73.64	706	100.00
Fixed 2nds Balloons	4	197,882.94	0.02	49,470.74	10.370	94.86	681	N/A
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
6 Mo Libor	2,622	$683,553,581.73	72.34%	$260,699.31	5.975%	77.11%	698	87.69%
Fixed	1,081	261,364,978.82	27.66	241,780.74	6.319	71.67	701	50.73
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
California	1,484	$487,279,339.42	51.57%	$328,355.35	5.918%	74.37%	699	78.70%
Georgia	621	125,915,207.96	13.33	202,762.01	5.856	77.39	714	89.06
Florida	341	65,908,722.95	6.98	193,280.71	6.513	77.64	698	80.05
New Jersey	165	42,701,404.67	4.52	258,796.39	6.413	76.21	684	60.14
New York	88	28,339,521.06	3.00	322,040.01	6.221	70.85	694	37.04
Michigan	133	18,888,802.60	2.00	142,021.07	6.073	78.89	690	95.47
Massachusetts	63	18,358,369.52	1.94	291,402.69	6.312	75.15	702	63.79
Nevada	64	17,694,619.33	1.87	276,478.43	6.361	76.65	685	89.42
Arizona	103	17,392,218.34	1.84	168,856.49	6.662	80.32	694	73.24
Colorado	69	14,879,045.62	1.57	215,638.34	6.128	77.10	710	95.40
Texas	76	11,813,589.71	1.25	155,441.97	6.795	78.66	704	52.27
Washington	50	10,894,703.87	1.15	217,894.08	5.986	80.38	694	82.86
Virginia	41	10,658,702.12	1.13	259,968.34	6.459	78.21	685	87.61
Maryland	37	10,638,151.46	1.13	287,517.61	6.211	77.69	675	72.07
Other	368	63,556,161.92	6.73	172,706.96	6.368	76.16	692	67.20
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Original Prepayment Penalty Term

Original Prepayment Penalty Term*	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
No Penalty	1,010	$254,155,176.19	26.90%	$251,638.79	6.172%	76.07%	697	73.39%
6	41	15,948,357.20	1.69	388,984.32	5.853	74.78	710	72.93
12	269	86,741,545.79	9.18	322,459.28	6.125	74.00	693	72.55
24	1,015	262,364,318.52	27.77	258,487.01	6.027	76.89	696	84.65
36	1,068	242,684,628.37	25.68	227,232.80	6.120	74.64	697	73.35
60	300	83,024,534.48	8.79	276,748.45	5.737	74.73	719	85.25
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

*A substantial portion of the hybrid adjustable-rate mortgage loans with prepayment penalty terms in excess of the fixed rate period on the mortgage loans contain a provision where the related borrower does not have to pay a prepayment penalty during the first three months after the fixed rate period.

COLLATERAL TABLES - TOTAL POOL *(continued)*

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
576 - 600	24	$6,232,563.44	0.66%	$259,690.14	6.645%	77.39%	593	18.27%
601 - 625	150	33,301,386.53	3.52	222,009.24	6.506	74.11	619	65.13
626 - 650	501	123,452,298.05	13.06	246,411.77	6.285	74.57	639	74.54
651 - 675	669	165,510,972.04	17.52	247,400.56	6.205	76.33	664	77.70
676 - 700	727	188,775,188.09	19.98	259,663.26	6.077	76.47	688	74.84
701 - 725	561	143,780,661.51	15.22	256,293.51	6.004	76.03	713	80.45
726 - 750	517	143,380,326.90	15.17	277,331.39	5.901	75.33	738	80.98
751 - 775	303	75,768,302.74	8.02	250,060.41	5.839	76.30	762	86.75
776 - 800	214	56,095,948.30	5.94	262,130.60	5.830	73.09	785	75.97
801 - 825	37	8,620,912.95	0.91	232,997.65	5.676	69.62	807	82.57
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000 - 1.499	1	$189,324.59	0.03%	$189,324.59	7.778%	95.00%	618	N/A
1.500 - 1.999	1	333,750.00	0.05	333,750.00	6.200	75.00	655	100.00 %
2.000 - 2.499	1,268	289,694,554.75	42.38	228,465.74	5.894	76.72	707	91.92
2.500 - 2.999	629	182,137,675.33	26.65	289,567.05	5.988	77.42	696	93.81
3.000 - 3.499	287	76,608,169.28	11.21	266,927.42	5.815	77.99	698	94.88
3.500 - 3.999	205	73,334,202.79	10.73	357,727.82	5.975	75.16	696	71.94
4.000 - 4.499	39	10,964,911.92	1.60	281,151.59	6.221	75.68	672	66.80
4.500 - 4.999	31	9,647,778.89	1.41	311,218.67	5.832	76.72	671	64.32
5.000 - 5.499	39	10,481,548.60	1.53	268,757.66	6.482	77.12	676	57.90
5.500 - 5.999	43	10,542,556.30	1.54	245,175.73	6.462	80.90	649	52.47
6.000 - 6.499	29	7,716,576.02	1.13	266,088.83	6.748	80.46	641	51.32
6.500 - 6.999	33	7,426,778.32	1.09	225,053.89	7.029	84.07	636	68.64
7.000 - 7.499	16	3,958,479.26	0.58	247,404.95	7.760	85.98	644	57.13
8.500 - 8.999	1	517,275.68	0.08	517,275.68	6.750	65.00	784	N/A
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
July 2005	2	$832,584.88	0.12%	$416,292.44	6.019%	58.74%	722	78.07%
August 2005	14	4,985,259.70	0.73	356,089.98	5.630	77.60	732	37.01
September 2005	62	22,848,146.73	3.34	368,518.50	5.434	75.68	689	76.35
October 2005	77	25,940,940.31	3.80	336,895.33	5.766	79.48	699	83.98
November 2005	50	16,437,109.45	2.40	328,742.19	5.810	75.23	706	98.69
December 2005	3	663,100.00	0.10	221,033.33	5.913	89.56	693	100.00
October 2006	1	436,000.00	0.06	436,000.00	6.125	80.00	621	100.00
November 2006	1	304,000.00	0.04	304,000.00	6.250	80.00	610	100.00
December 2006	4	1,216,274.20	0.18	304,068.55	6.242	77.05	689	32.54
January 2007	10	3,262,936.32	0.48	326,293.63	6.560	82.59	660	80.84
February 2007	79	23,244,133.71	3.40	294,229.54	6.154	77.68	686	80.68
March 2007	182	48,435,504.41	7.09	266,129.15	6.031	77.21	690	87.23
April 2007	398	104,048,126.83	15.22	261,427.45	6.079	77.96	692	87.45
May 2007	230	61,841,961.57	9.05	268,878.09	6.094	78.23	683	85.33
June 2007	26	5,682,196.00	0.83	218,546.00	6.445	81.92	685	96.51
November 2007	1	156,000.00	0.02	156,000.00	4.875	80.00	716	100.00
December 2007	1	109,600.00	0.02	109,600.00	7.250	80.00	671	100.00
January 2008	6	1,523,709.57	0.22	253,951.60	6.971	78.47	673	64.59
February 2008	39	8,822,644.39	1.29	226,221.65	6.354	79.65	679	84.64
March 2008	52	14,691,719.77	2.15	282,533.07	5.896	76.44	688	89.40
April 2008	85	18,618,598.80	2.72	219,042.34	5.837	75.83	709	89.66
May 2008	67	18,166,102.07	2.66	271,135.85	5.934	74.88	693	89.35
June 2008	3	700,305.00	0.10	233,435.00	5.514	79.98	717	100.00
December 2009	1	83,000.00	0.01	83,000.00	6.875	94.86	644	100.00
January 2010	2	283,369.72	0.04	141,684.86	6.709	80.00	708	46.58
February 2010	93	18,749,705.63	2.74	201,609.74	5.941	77.68	700	92.51
March 2010	404	92,845,717.01	13.58	229,816.13	6.166	77.19	695	86.02
April 2010	436	116,606,493.38	17.06	267,446.09	5.847	76.27	706	90.76
May 2010	197	41,966,597.83	6.14	213,028.42	6.014	77.02	715	93.93
June 2010	16	3,763,170.00	0.55	235,198.13	6.217	78.03	715	87.09
February 2012	2	2,058,480.00	0.30	1,029,240.00	5.169	62.96	718	100.00
March 2012	3	820,800.00	0.12	273,600.00	5.671	79.24	711	100.00
April 2012	20	6,730,597.07	0.98	336,529.85	5.523	68.96	710	88.42
May 2012	14	4,247,532.00	0.62	303,395.14	5.290	78.70	733	100.00
June 2012	1	227,000.00	0.03	227,000.00	5.125	76.95	692	100.00
March 2015	2	738,600.00	0.11	369,300.00	5.326	76.48	778	100.00
April 2015	21	6,204,415.38	0.91	295,448.35	5.461	75.77	737	97.03
May 2015	17	5,261,150.00	0.77	309,479.41	5.728	75.07	773	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

COLLATERAL TABLES – TOTAL POOL *(continued)*

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
9.000 - 9.499	3	$1,060,000.00	0.16%	$353,333.33	4.329%	69.70%	747	100.00 %
9.500 - 9.999	43	11,157,190.35	1.63	259,469.54	4.817	75.37	728	95.13
10.000 - 10.499	139	42,503,647.14	6.22	305,781.63	5.128	71.56	725	89.46
10.500 - 10.999	486	128,898,660.94	18.86	265,223.58	5.604	75.75	709	92.25
11.000 - 11.499	540	135,441,659.15	19.81	250,817.89	5.781	76.38	698	92.58
11.500 - 11.999	641	165,668,783.52	24.24	258,453.64	5.978	77.68	696	89.72
12.000 - 12.499	298	73,811,595.36	10.80	247,689.92	6.343	78.57	690	87.90
12.500 - 12.999	231	59,069,694.60	8.64	255,712.96	6.727	80.35	679	84.93
13.000 - 13.499	94	22,482,577.02	3.29	239,176.35	7.090	79.31	671	69.55
13.500 - 13.999	62	14,614,359.02	2.14	235,715.47	7.547	80.54	672	60.46
14.000 - 14.499	12	3,145,946.37	0.46	262,162.20	7.884	83.18	653	77.03
14.500 - 14.999	5	1,293,990.04	0.19	258,798.01	8.223	86.00	668	69.69
15.500 - 15.999	3	436,290.90	0.06	145,430.30	7.499	78.14	639	12.19
16.000 - 16.499	1	511,600.00	0.07	511,600.00	4.375	80.00	680	100.00
16.500 - 16.999	4	1,272,669.63	0.19	318,167.41	4.757	80.00	690	81.22
17.000 - 17.499	10	4,187,854.28	0.61	418,785.43	5.234	72.16	695	68.62
17.500 - 17.999	20	7,287,071.40	1.07	364,353.57	5.706	79.40	705	66.36
18.000 - 18.499	28	10,148,592.01	1.48	362,449.71	6.168	77.91	704	39.54
18.500 - 18.999	2	561,400.00	0.08	280,700.00	6.681	80.00	677	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000 - 1.499	1	$189,324.59	0.03%	$189,324.59	7.778%	95.00%	618	N/A
2.000 - 2.499	1,267	289,599,554.75	42.37	228,571.08	5.893	76.73	707	91.92%
2.500 - 2.999	628	182,024,875.33	26.63	289,848.53	5.988	77.41	696	93.80
3.000 - 3.499	287	76,608,169.28	11.21	266,927.42	5.815	77.99	698	94.88
3.500 - 3.999	205	73,334,202.79	10.73	357,727.82	5.975	75.16	696	71.94
4.000 - 4.499	34	9,163,152.87	1.34	269,504.50	6.401	75.69	669	68.12
4.500 - 4.999	3	486,459.15	0.07	162,153.05	6.319	80.00	676	82.64
5.000 - 5.499	26	7,515,127.50	1.10	289,043.37	6.368	74.57	691	74.90
5.500 - 5.999	46	14,223,501.66	2.08	309,206.56	5.866	77.94	673	68.03
6.000 - 6.499	34	8,193,294.79	1.20	240,979.26	6.252	81.22	650	37.49
6.500 - 6.999	47	11,478,794.69	1.68	244,229.67	6.738	80.78	642	58.24
7.000 - 7.499	23	5,692,862.04	0.83	247,515.74	7.266	78.80	632	41.97
7.500 - 7.999	16	3,682,866.96	0.54	230,179.19	7.598	87.29	649	53.08
8.000 - 8.499	3	826,246.94	0.12	275,415.65	8.048	90.00	652	80.93
8.500 - 8.999	2	535,148.39	0.08	267,574.20	8.838	92.44	613	51.29
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000	138	$45,781,439.35	6.70%	$331,749.56	5.624%	77.01%	700	95.96%
1.500	27	6,902,008.38	1.01	255,629.94	6.517	82.92	653	69.40
2.000	39	11,152,401.48	1.63	285,959.01	6.011	76.66	727	83.10
2.500	2	410,627.43	0.06	205,313.72	6.537	76.27	616	62.73
2.875	1	112,750.00	0.02	112,750.00	5.875	77.76	761	100.00
3.000	1,095	285,972,939.52	41.84	261,162.50	6.057	77.49	689	87.64
5.000	1,107	258,047,095.99	37.75	233,104.87	5.982	76.99	703	90.37
6.000	213	75,174,319.58	11.00	352,931.08	5.791	75.63	714	76.06
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000	2,607	$678,986,965.24	99.33%	$260,447.63	5.972%	77.09%	698	87.82%
1.500	12	3,533,518.77	0.52	294,459.90	6.591	79.38	651	66.13
2.000	1	263,497.72	0.04	263,497.72	6.250	80.00	727	N/A
3.000	1	232,000.00	0.03	232,000.00	6.250	80.00	692	100.00
6.000	1	537,600.00	0.08	537,600.00	5.500	80.00	676	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Adjustable Rate Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		2,622	
Total Outstanding Loan Principal Balance		$683,553,582	
Average Outstanding Loan Principal Balance		$266,699	$40,000 - $1,839,800
WA Coupon		5.975%	3.625% - 9.750%
WA Remaining Term (mo.)		358	352 - 360
WA Combined LTV**		77.10%	14.89% - 100.00%
WA FICO*		698	585 – 822
WA Seasoning (mo.)		2	0 - 8
Interest Only Loans		87.69%	
1st Liens		100.00%	
2nd Liens		0.00%	
Simultaneous 2nd Liens		49.59%	
Loan Type			
ARM		100.00%	
Fixed		0.00%	
Geographic Distribution			
	CA	53.59%	
	GA	12.26%	
	FL	6.94%	
ARM Characteristics			
Gross Margin		2.941%	1.000% - 8.750%
Initial Periodic Cap		3.919%	1.000% - 6.000%
Subsequent Periodic Cap		1.008%	1.000% - 6.000%
Lifetime Maximum Rate		11.762%	9.250% - 18.875%
Lifetime Minimum Rate		2.989%	1.000% - 8.875%

*Zero Values Excluded

**WA Combined LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans and Combined Loan-to-Value Ratios of the Second Lien Mortgage Loans.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance	Average Balance	WA Coupon*	WA Comb LTV*	WA FICO*	IO %
25,000.01 - 50,000.00	2	$88,500.00	0.01%	$44,250.00	7.149%	76.14%	657	100.00%
50,000.01 - 75,000.00	53	3,375,251.00	0.49	63,683.98	6.695	70.07	705	69.95
75,000.01 - 100,000.00	152	13,413,635.00	1.96	88,247.60	6.302	75.60	695	86.31
100,000.01 - 125,000.00	206	23,502,685.00	3.44	114,090.70	6.289	79.05	693	90.76
125,000.01 - 150,000.00	246	33,898,628.00	4.96	137,799.30	6.186	78.99	693	88.27
150,000.01 - 175,000.00	225	36,577,733.00	5.35	162,567.70	6.132	78.55	697	86.37
175,000.01 - 200,000.00	209	39,085,371.00	5.72	187,011.34	6.124	77.96	695	84.06
200,000.01 - 225,000.00	199	42,359,767.00	6.20	212,863.15	6.047	77.97	690	87.48
225,000.01 - 250,000.00	190	45,239,260.00	6.62	238,101.37	5.905	77.52	702	82.95
250,000.01 - 275,000.00	164	43,195,742.00	6.32	263,388.67	5.985	78.04	692	90.28
275,000.01 - 300,000.00	174	50,202,453.00	7.34	288,519.84	5.887	77.54	698	83.39
300,000.01 - 325,000.00	144	45,082,523.00	6.59	313,073.08	5.860	77.60	701	86.77
325,000.01 - 359,650.00	160	55,004,581.00	8.04	343,778.63	5.867	78.60	701	88.23
359,650.01 - 500,000.00	323	135,327,399.00	19.79	418,970.28	5.932	77.90	700	89.08
500,000.01 -1,000,000.00	164	103,255,018.00	15.10	629,603.77	5.922	74.93	698	90.23
>1,000,000.00	11	14,144,630.00	2.07	1,285,875.45	5.520	58.86	709	90.81
Total:	**2,622**	**$683,753,176.00**	**100.00%**	**$260,775.43**	**5.975%**	**77.10%**	**698**	**87.66%**

*weighted by original balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
25,000.01 - 50,000.00	2	$88,500.00	0.01%	$44,250.00	7.149%	76.14%	657	100.00%
50,000.01 - 75,000.00	53	3,373,706.61	0.49	63,654.84	6.695	70.07	705	69.98
75,000.01 - 100,000.00	152	13,409,418.45	1.96	88,219.86	6.302	75.60	695	86.34
100,000.01 - 125,000.00	206	23,498,067.14	3.44	114,068.29	6.289	79.05	693	90.78
125,000.01 - 150,000.00	247	34,040,126.33	4.98	137,814.28	6.188	78.99	693	87.90
150,000.01 - 175,000.00	225	36,590,931.24	5.35	162,626.36	6.136	78.55	698	86.34
175,000.01 - 200,000.00	209	39,094,604.70	5.72	187,055.52	6.120	77.97	695	84.04
200,000.01 - 225,000.00	198	42,147,399.63	6.17	212,865.65	6.045	77.96	690	87.92
225,000.01 - 250,000.00	190	45,223,675.78	6.62	238,019.35	5.905	77.52	702	82.98
250,000.01 - 275,000.00	164	43,186,349.20	6.32	263,331.40	5.985	78.04	692	90.30
275,000.01 - 300,000.00	174	50,184,737.78	7.34	288,418.03	5.887	77.54	698	83.42
300,000.01 - 325,000.00	145	45,393,288.76	6.64	313,057.16	5.862	77.59	701	86.18
325,000.01 - 359,650.00	162	55,741,068.49	8.15	344,080.67	5.862	78.61	701	87.07
359,650.01 - 500,000.00	320	134,215,612.63	19.63	419,423.79	5.933	77.90	700	89.81
500,000.01 -1,000,000.00	164	103,224,973.63	15.10	629,420.57	5.922	74.93	698	90.25
>1,000,000.00	11	14,141,121.36	2.07	1,285,556.49	5.520	58.86	709	90.83
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
3.500 - 3.999	2	$376,282.51	0.06%	$188,141.26	3.666%	65.33%	688	67.46%
4.000 - 4.499	15	6,183,991.36	0.90	412,266.09	4.259	68.74	730	79.03
4.500 - 4.999	114	33,074,358.09	4.84	290,125.95	4.812	73.85	722	94.39
5.000 - 5.499	334	101,811,822.90	14.89	304,825.82	5.243	73.38	712	92.58
5.500 - 5.999	843	237,172,050.42	34.70	281,342.88	5.744	76.98	704	90.90
6.000 - 6.499	611	149,078,524.98	21.81	243,991.04	6.187	78.01	690	85.81
6.500 - 6.999	447	100,130,709.56	14.65	224,006.06	6.653	79.58	679	84.14
7.000 - 7.499	153	33,518,661.74	4.90	219,076.22	7.171	80.21	683	78.21
7.500 - 7.999	85	18,366,536.53	2.69	216,076.90	7.651	80.44	680	68.09
8.000 - 8.499	12	2,700,470.35	0.40	225,039.20	8.128	82.85	670	57.15
8.500 - 8.999	5	1,086,973.29	0.16	217,394.66	8.667	86.12	654	62.79
9.500 - 9.999	1	53,200.00	0.01	53,200.00	9.750	95.00	664	100.00
Total:	***2,622***	***$683,553,581.73***	***100.00%***	***$260,699.31***	***5.975%***	***77.11%***	***698***	***87.69%***

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
241 - 360	2,622	$683,553,581.73	100.00%	$260,699.31	5.975%	77.11%	698	87.69%
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
301 - 360	2,622	$683,553,581.73	100.00%	$260,699.31	5.975%	77.11%	698	87.69%
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0 - 6	2,619	$682,657,581.73	99.87%	$260,655.82	5.975%	77.10%	698	87.67%
7 - 12	3	896,000.00	0.13	298,666.67	5.950	80.00	634	100.00
Total:	2,622	$683,553,581.73	100.00%	$260,699.31	5.975%	77.11%	698	87.69%

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Combined Loan-to-Value Ratios of Mortgage Loans**

Combined LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0.01 - 25.00	1	$69,887.71	0.01%	$69,887.71	7.125%	14.89%	725	N/A
25.01 - 30.00	3	368,279.93	0.05	122,759.98	5.668	27.21	714	52.59%
30.01 - 35.00	6	928,442.51	0.14	154,740.42	5.517	32.39	720	86.81
35.01 - 40.00	8	2,830,612.36	0.41	353,826.55	5.179	36.67	673	76.10
40.01 - 45.00	14	4,340,904.31	0.64	310,064.59	5.826	42.94	688	82.26
45.01 - 50.00	24	6,218,312.44	0.91	259,096.35	5.361	48.18	701	67.08
50.01 - 55.00	27	9,265,016.40	1.36	343,148.76	5.566	52.92	716	84.01
55.01 - 60.00	64	19,275,487.18	2.82	301,179.49	5.595	58.63	688	85.74
60.01 - 65.00	78	26,663,390.08	3.90	341,838.33	5.579	63.80	693	89.70
65.01 - 70.00	164	42,532,033.38	6.22	259,341.67	5.921	69.22	692	83.02
70.01 - 75.00	159	44,043,961.11	6.44	277,006.04	5.982	73.89	698	71.56
75.01 - 80.00	1,849	482,169,216.94	70.54	260,772.97	5.983	79.78	700	90.44
80.01 - 85.00	25	5,199,227.40	0.76	207,969.10	6.492	83.71	661	83.63
85.01 - 90.00	95	19,735,914.49	2.89	207,746.47	6.580	89.41	677	77.94
90.01 - 95.00	102	19,377,505.49	2.83	189,975.54	6.593	94.67	689	88.11
95.01 - 100.00	3	535,390.00	0.08	178,463.33	6.145	100.00	705	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

**WA Combined LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans and Combined Loan-to-Value Ratios of the Second Lien Mortgage Loans.

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Owner Occupied	2,111	$576,504,112.37	84.34%	$273,095.27	5.904%	77.33%	696	89.27%
Investor	388	79,727,407.28	11.66	205,483.01	6.353	75.65	705	77.44
Second Home	123	27,322,062.08	4.00	222,130.59	6.358	76.63	725	84.05
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
2-4 Family	143	$46,411,873.02	6.79%	$324,558.55	6.323%	75.46%	695	63.47%
Condo	284	70,209,015.30	10.27	247,214.84	5.932	78.81	708	92.13
Pud	680	162,573,734.50	23.78	239,079.02	5.991	78.28	703	91.68
Single Family	1,515	404,358,958.91	59.16	266,903.60	5.936	76.53	694	88.09
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Purchase	1,782	$456,825,851.35	66.83%	$256,355.70	6.003%	78.98%	705	89.06%
Cashout Refinance	588	169,695,772.99	24.83	288,598.25	5.963	72.97	677	81.49
Rate/Term Refinance	252	57,031,957.39	8.34	226,317.29	5.783	74.38	699	95.13
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Full Doc	611	$138,354,920.51	20.24%	$226,440.13	5.710%	77.50%	708	90.28%
No Income, No Asset	309	74,316,553.84	10.87	240,506.65	6.110	73.70	692	81.19
No Ratio	208	63,739,333.31	9.32	306,439.10	6.151	77.18	700	85.40
Reduced	4	1,218,400.00	0.18	304,600.00	6.094	85.68	682	100.00
Stated Income, Stated Asset	499	127,336,877.65	18.63	255,184.12	6.164	77.66	686	80.24
Stated Income, Verified Asset	991	278,587,496.42	40.76	281,117.55	5.943	77.51	699	92.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
6 Mo Libor Arm	40	$13,098,087.07	1.92%	$327,452.18	5.909%	76.41%	707	N/A
6 Mo Libor Arm (IO)	168	58,609,054.00	8.57	348,863.42	5.611	77.15	698	100.00%
2/6 Arm	150	34,458,036.04	5.04	229,720.24	6.562	77.12	673	N/A
2/6 Arm (IO)	781	214,013,097.00	31.31	274,024.45	6.021	78.15	691	100.00
3/6 Arm	36	7,311,529.60	1.07	203,098.04	6.510	75.02	660	N/A
3/6 Arm (IO)	218	55,477,150.00	8.12	254,482.34	5.905	76.54	699	100.00
5/6 Arm	112	28,347,094.57	4.15	253,099.06	6.069	74.38	690	N/A
5/6 Arm (IO)	1,037	245,950,959.00	35.98	237,175.47	5.984	77.11	705	100.00
7/6 Arm	3	779,197.07	0.11	259,732.36	5.231	46.95	675	N/A
7/6 Arm (IO)	37	13,305,212.00	1.95	359,600.32	5.413	73.20	720	100.00
10/6 Arm	1	184,265.38	0.03	184,265.38	5.125	79.61	722	N/A
10/6 Arm (IO)	39	12,019,900.00	1.76	308,202.56	5.575	75.45	756	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
6 Mo Libor	2,622	$683,553,581.73	100.00%	$260,699.31	5.975%	77.11%	698	87.69%
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
California	1,090	$366,339,893.36	53.59%	$336,091.65	5.844%	76.40%	698	88.12%
Georgia	414	83,776,480.14	12.26	202,358.65	5.714	77.40	714	97.13
Florida	236	47,446,581.60	6.94	201,044.84	6.376	78.60	700	87.83
New Jersey	109	30,263,007.09	4.43	277,642.27	6.267	77.18	686	66.70
Michigan	128	18,373,596.14	2.69	143,543.72	6.032	79.12	691	97.36
Nevada	53	14,849,369.91	2.17	280,176.79	6.344	77.90	679	94.25
Massachusetts	49	14,583,684.32	2.13	297,626.21	6.249	76.10	706	71.84
Arizona	70	12,353,805.44	1.81	176,482.93	6.499	80.70	695	80.11
Colorado	55	12,117,434.22	1.77	220,316.99	6.051	76.72	712	97.70
New York	33	9,720,382.44	1.42	294,557.04	6.234	77.85	678	48.01
Virginia	35	9,134,243.37	1.34	260,978.38	6.311	78.81	678	99.21
Washington	38	8,623,792.15	1.26	226,941.90	5.869	80.52	694	90.05
Maryland	28	8,095,947.01	1.18	289,140.96	6.146	78.79	676	87.92
Texas	42	7,273,497.68	1.06	173,178.52	6.680	77.81	698	58.03
Other	242	40,601,866.86	5.94	167,776.31	6.287	77.51	690	89.66
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Original Prepayment Penalty Term

Original Prepayment Penalty Term*	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
No Penalty	788	$191,706,608.00	28.05%	$243,282.50	6.123%	77.57%	694	83.37%
6	38	14,645,524.75	2.14	385,408.55	5.824	75.27	713	72.59
12	189	63,379,133.42	9.27	335,339.33	5.998	75.91	694	83.98
24	819	222,034,783.91	32.48	271,104.74	5.942	77.81	695	90.80
36	598	138,799,274.87	20.31	232,105.81	5.967	76.46	697	89.16
60	190	52,988,256.78	7.75	278,885.56	5.613	76.10	723	94.99
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

*A substantial portion of the hybrid adjustable-rate mortgage loans with prepayment penalty terms in excess of the fixed rate period on the mortgage loans contain a provision where the related borrower does not have to pay a prepayment penalty during the first three months after the fixed rate period.

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
576 - 600	23	$6,085,990.96	0.89%	$264,608.30	6.621%	77.49%	593	18.71%
601 - 625	101	23,655,201.69	3.46	234,209.92	6.460	75.69	619	75.65
626 - 650	334	85,891,810.55	12.57	257,161.11	6.210	76.62	639	87.90
651 - 675	492	124,603,520.77	18.23	253,259.19	6.093	77.02	664	87.61
676 - 700	530	139,102,384.84	20.35	262,457.33	5.969	77.74	688	85.60
701 - 725	399	103,622,019.44	15.16	259,704.31	5.905	76.81	713	88.69
726 - 750	364	101,633,550.99	14.87	279,213.05	5.813	77.67	738	91.35
751 - 775	221	57,727,376.26	8.45	261,209.85	5.744	78.01	762	93.68
776 - 800	137	35,340,213.19	5.17	257,957.76	5.713	76.04	785	91.15
801 - 825	21	5,891,513.04	0.86	280,548.24	5.421	69.41	807	94.60
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000 - 1.499	1	$189,324.59	0.03%	$189,324.59	7.778%	95.00%	618	N/A
1.500 - 1.999	1	333,750.00	0.05	333,750.00	6.200	75.00	655	100.00%
2.000 - 2.499	1,268	289,694,554.75	42.38	228,465.74	5.894	76.72	707	91.92
2.500 - 2.999	629	182,137,675.33	26.65	289,567.05	5.988	77.42	696	93.81
3.000 - 3.499	287	76,608,169.28	11.21	266,927.42	5.815	77.99	698	94.88
3.500 - 3.999	205	73,334,202.79	10.73	357,727.82	5.975	75.16	696	71.94
4.000 - 4.499	39	10,964,911.92	1.60	281,151.59	6.221	75.68	672	66.80
4.500 - 4.999	31	9,647,778.89	1.41	311,218.67	5.832	76.72	671	64.32
5.000 - 5.499	39	10,481,548.60	1.53	268,757.66	6.482	77.12	676	57.90
5.500 - 5.999	43	10,542,556.30	1.54	245,175.73	6.462	80.90	649	52.47
6.000 - 6.499	29	7,716,576.02	1.13	266,088.83	6.748	80.46	641	51.32
6.500 - 6.999	33	7,426,778.32	1.09	225,053.89	7.029	84.07	636	68.64
7.000 - 7.499	16	3,958,479.26	0.58	247,404.95	7.760	85.98	644	57.13
8.500 - 8.999	1	517,275.68	0.08	517,275.68	6.750	65.00	784	N/A
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
July 2005	2	$832,584.88	0.12%	$416,292.44	6.019%	58.74%	722	78.07%
August 2005	14	4,985,259.70	0.73	356,089.98	5.630	77.60	732	37.01
September 2005	62	22,848,146.73	3.34	368,518.50	5.434	75.68	689	76.35
October 2005	77	25,940,940.31	3.80	336,895.33	5.766	79.48	699	83.98
November 2005	50	16,437,109.45	2.40	328,742.19	5.810	75.23	706	98.69
December 2005	3	663,100.00	0.10	221,033.33	5.913	89.56	693	100.00
October 2006	1	436,000.00	0.06	436,000.00	6.125	80.00	621	100.00
November 2006	1	304,000.00	0.04	304,000.00	6.250	80.00	610	100.00
December 2006	4	1,216,274.20	0.18	304,068.55	6.242	77.05	689	32.54
January 2007	10	3,262,936.32	0.48	326,293.63	6.560	82.59	660	80.84
February 2007	79	23,244,133.71	3.40	294,229.54	6.154	77.68	686	80.68
March 2007	182	48,435,504.41	7.09	266,129.15	6.031	77.21	690	87.23
April 2007	398	104,048,126.83	15.22	261,427.45	6.079	77.96	692	87.45
May 2007	230	61,841,961.57	9.05	268,878.09	6.094	78.23	683	85.33
June 2007	26	5,682,196.00	0.83	218,546.00	6.445	81.92	685	96.51
November 2007	1	156,000.00	0.02	156,000.00	4.875	80.00	716	100.00
December 2007	1	109,600.00	0.02	109,600.00	7.250	80.00	671	100.00
January 2008	6	1,523,709.57	0.22	253,951.60	6.971	78.47	673	64.59
February 2008	39	8,822,644.39	1.29	226,221.65	6.354	79.65	679	84.64
March 2008	52	14,691,719.77	2.15	282,533.07	5.896	76.44	688	89.40
April 2008	85	18,618,598.80	2.72	219,042.34	5.837	75.83	709	89.66
May 2008	67	18,166,102.07	2.66	271,135.85	5.934	74.88	693	89.35
June 2008	3	700,305.00	0.10	233,435.00	5.514	79.98	717	100.00
December 2009	1	83,000.00	0.01	83,000.00	6.875	94.86	644	100.00
January 2010	2	283,369.72	0.04	141,684.86	6.709	80.00	708	46.58
February 2010	93	18,749,705.63	2.74	201,609.74	5.941	77.68	700	92.51
March 2010	404	92,845,717.01	13.58	229,816.13	6.166	77.19	695	86.02
April 2010	436	116,606,493.38	17.06	267,446.09	5.847	76.27	706	90.76
May 2010	197	41,966,597.83	6.14	213,028.42	6.014	77.02	715	93.93
June 2010	16	3,763,170.00	0.55	235,198.13	6.217	78.03	715	87.09
February 2012	2	2,058,480.00	0.30	1,029,240.00	5.169	62.96	718	100.00
March 2012	3	820,800.00	0.12	273,600.00	5.671	79.24	711	100.00
April 2012	20	6,730,597.07	0.98	336,529.85	5.523	68.96	710	88.42
May 2012	14	4,247,532.00	0.62	303,395.14	5.290	78.70	733	100.00
June 2012	1	227,000.00	0.03	227,000.00	5.125	76.95	692	100.00
March 2015	2	738,600.00	0.11	369,300.00	5.326	76.48	778	100.00
April 2015	21	6,204,415.38	0.91	295,448.35	5.461	75.77	737	97.03
May 2015	17	5,261,150.00	0.77	309,479.41	5.728	75.07	773	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
9.000 - 9.499	3	$1,060,000.00	0.16%	$353,333.33	4.329%	69.70%	747	100.00%
9.500 - 9.999	43	11,157,190.35	1.63	259,469.54	4.817	75.37	728	95.13
10.000 - 10.499	139	42,503,647.14	6.22	305,781.63	5.128	71.56	725	89.46
10.500 - 10.999	486	128,898,660.94	18.86	265,223.58	5.604	75.75	709	92.25
11.000 - 11.499	540	135,441,659.15	19.81	250,817.89	5.781	76.38	698	92.58
11.500 - 11.999	641	165,668,783.52	24.24	258,453.64	5.978	77.68	696	89.72
12.000 - 12.499	298	73,811,595.36	10.80	247,689.92	6.343	78.57	690	87.90
12.500 - 12.999	231	59,069,694.60	8.64	255,712.96	6.727	80.35	679	84.93
13.000 - 13.499	94	22,482,577.02	3.29	239,176.35	7.090	79.31	671	69.55
13.500 - 13.999	62	14,614,359.02	2.14	235,715.47	7.547	80.54	672	60.46
14.000 - 14.499	12	3,145,946.37	0.46	262,162.20	7.884	83.18	653	77.03
14.500 - 14.999	5	1,293,990.04	0.19	258,798.01	8.223	86.00	668	69.69
15.500 - 15.999	3	436,290.90	0.06	145,430.30	7.499	78.14	639	12.19
16.000 - 16.499	1	511,600.00	0.07	511,600.00	4.375	80.00	680	100.00
16.500 - 16.999	4	1,272,669.63	0.19	318,167.41	4.757	80.00	690	81.22
17.000 - 17.499	10	4,187,854.28	0.61	418,785.43	5.234	72.16	695	68.62
17.500 - 17.999	20	7,287,071.40	1.07	364,353.57	5.706	79.40	705	66.36
18.000 - 18.499	28	10,148,592.01	1.48	362,449.71	6.168	77.91	704	39.54
18.500 - 18.999	2	561,400.00	0.08	280,700.00	6.681	80.00	677	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000 - 1.499	1	$189,324.59	0.03%	$189,324.59	7.778%	95.00%	618	N/A
2.000 - 2.499	1,267	289,599,554.75	42.37	228,571.08	5.893	76.73	707	91.92%
2.500 - 2.999	628	182,024,875.33	26.63	289,848.53	5.988	77.41	696	93.80
3.000 - 3.499	287	76,608,169.28	11.21	266,927.42	5.815	77.99	698	94.88
3.500 - 3.999	205	73,334,202.79	10.73	357,727.82	5.975	75.16	696	71.94
4.000 - 4.499	34	9,163,152.87	1.34	269,504.50	6.401	75.69	669	68.12
4.500 - 4.999	3	486,459.15	0.07	162,153.05	6.319	80.00	676	82.64
5.000 - 5.499	26	7,515,127.50	1.10	289,043.37	6.368	74.57	691	74.90
5.500 - 5.999	46	14,223,501.66	2.08	309,206.56	5.866	77.94	673	68.03
6.000 - 6.499	34	8,193,294.79	1.20	240,979.26	6.252	81.22	650	37.49
6.500 - 6.999	47	11,478,794.69	1.68	244,229.67	6.738	80.78	642	58.24
7.000 - 7.499	23	5,692,862.04	0.83	247,515.74	7.266	78.80	632	41.97
7.500 - 7.999	16	3,682,866.96	0.54	230,179.19	7.598	87.29	649	53.08
8.000 - 8.499	3	826,246.94	0.12	275,415.65	8.048	90.00	652	80.93
8.500 - 8.999	2	535,148.39	0.08	267,574.20	8.838	92.44	613	51.29
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000	138	$45,781,439.35	6.70%	$331,749.56	5.624%	77.01%	700	95.96%
1.500	27	6,902,008.38	1.01	255,629.94	6.517	82.92	653	69.40
2.000	39	11,152,401.48	1.63	285,959.01	6.011	76.66	727	83.10
2.500	2	410,627.43	0.06	205,313.72	6.537	76.27	616	62.73
2.875	1	112,750.00	0.02	112,750.00	5.875	77.76	761	100.00
3.000	1,095	285,972,939.52	41.84	261,162.50	6.057	77.49	689	87.64
5.000	1,107	258,047,095.99	37.75	233,104.87	5.982	76.99	703	90.37
6.000	213	75,174,319.58	11.00	352,931.08	5.791	75.63	714	76.06
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000	2,607	$678,986,965.24	99.33%	$260,447.63	5.972%	77.09%	698	87.82%
1.500	12	3,533,518.77	0.52	294,459.90	6.591	79.38	651	66.13
2.000	1	263,497.72	0.04	263,497.72	6.250	80.00	727	N/A
3.000	1	232,000.00	0.03	232,000.00	6.250	80.00	692	100.00
6.000	1	537,600.00	0.08	537,600.00	5.500	80.00	676	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Fixed Rate Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		1,081	
Total Outstanding Loan Principal Balance		$261,364,979	
Average Outstanding Loan Principal Balance		$241,781	$24,767 - $1,500,000
WA Coupon		6.319%	4.750% - 13.500%
WA Remaining Term (mo.)		348	169 - 360
WA Combined LTV**		71.67%	14.47% - 100.00%
WA FICO*		701	598 – 814
WA Seasoning (mo.)		2	0 - 11
Interest Only Loans		50.73%	
1st Liens		99.92%	
2nd Liens		0.08%	
Simultaneous 2nd Liens		32.71%	
Loan Type			
ARM		0.00%	
Fixed		100.00%	
Geographic Distribution			
	CA	46.27%	
	GA	16.12%	
	NY	7.12%	

*Zero Values Excluded

**WA Combined LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans and Combined Loan-to-Value Ratios of the Second Lien Mortgage Loans.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance	Average Balance	WA Coupon*	WA Comb LTV*	WA FICO*	IO %
0.01 - 25,000.00	1	$25,000.00	0.01%	$25,000.00	10.500%	95.00%	677	N/A
25,000.01 - 50,000.00	8	362,745.00	0.14	45,343.13	8.360	61.19	691	13.51%
50,000.01 - 75,000.00	52	3,330,768.00	1.27	64,053.23	7.106	68.92	701	27.28
75,000.01 - 100,000.00	82	7,349,400.00	2.81	89,626.83	6.651	68.34	696	45.60
100,000.01 - 125,000.00	104	11,929,409.00	4.56	114,705.86	6.473	70.70	709	46.44
125,000.01 - 150,000.00	124	17,021,467.00	6.50	137,269.90	6.437	70.44	698	40.42
150,000.01 - 175,000.00	103	16,658,936.00	6.37	161,737.24	6.513	72.45	698	47.56
175,000.01 - 200,000.00	96	18,004,382.00	6.88	187,545.65	6.471	72.15	684	38.41
200,000.01 - 225,000.00	74	15,727,010.00	6.01	212,527.16	6.306	73.12	693	47.22
225,000.01 - 250,000.00	73	17,401,426.00	6.65	238,375.70	6.320	72.38	701	45.14
250,000.01 - 275,000.00	45	11,750,070.00	4.49	261,112.67	6.359	77.21	684	46.31
275,000.01 - 300,000.00	52	14,930,771.00	5.71	287,130.21	6.442	71.83	692	57.93
300,000.01 - 325,000.00	33	10,296,432.00	3.93	312,013.09	6.294	72.84	706	51.77
325,000.01 - 359,650.00	40	13,771,780.00	5.26	344,294.50	6.459	72.83	684	44.73
359,650.01 - 500,000.00	115	48,592,020.00	18.57	422,539.30	6.119	72.18	705	55.45
500,000.01 -1,000,000.00	75	48,731,000.00	18.62	649,746.67	6.152	71.01	714	59.35
>1,000,000.00	4	5,795,000.00	2.21	1,448,750.00	6.053	58.39	714	74.20
Total:	***1,081***	***$261,677,616.00***	***100.00%***	***$242,069.95***	***6.319%***	***71.67%***	***701***	***50.67%***

*weighted by original balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0.01 - 25,000.00	1	$24,766.56	0.01%	$24,766.56	10.500%	95.00%	677	N/A
25,000.01 - 50,000.00	8	361,747.92	0.14	45,218.49	8.360	61.17	691	13.55%
50,000.01 - 75,000.00	52	3,326,641.82	1.27	63,973.88	7.105	68.92	701	27.31
75,000.01 - 100,000.00	82	7,335,995.98	2.81	89,463.37	6.652	68.35	696	45.68
100,000.01 - 125,000.00	104	11,914,537.64	4.56	114,562.86	6.473	70.71	709	46.50
125,000.01 - 150,000.00	125	17,145,583.17	6.56	137,164.67	6.430	70.18	698	40.13
150,000.01 - 175,000.00	102	16,486,806.15	6.31	161,635.35	6.522	72.76	697	48.06
175,000.01 - 200,000.00	96	17,979,614.74	6.88	187,287.65	6.471	72.16	684	38.47
200,000.01 - 225,000.00	74	15,707,680.12	6.01	212,265.95	6.307	73.12	693	47.28
225,000.01 - 250,000.00	73	17,374,717.26	6.65	238,009.83	6.320	72.39	701	45.21
250,000.01 - 275,000.00	47	12,285,796.22	4.70	261,399.92	6.332	77.32	685	44.29
275,000.01 - 300,000.00	50	14,362,057.35	5.50	287,241.15	6.469	71.53	691	60.23
300,000.01 - 325,000.00	33	10,287,677.48	3.94	311,747.80	6.294	72.84	706	51.81
325,000.01 - 359,650.00	41	14,114,449.90	5.40	344,254.88	6.445	72.91	685	43.64
359,650.01 - 500,000.00	114	48,184,395.87	18.44	422,670.14	6.120	72.16	705	55.92
500,000.01 -1,000,000.00	75	48,681,892.08	18.63	649,091.89	6.152	71.02	714	59.41
>1,000,000.00	4	5,790,618.56	2.22	1,447,654.64	6.053	58.39	714	74.26
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
4.500 - 4.999	2	$759,089.17	0.29%	$379,544.59	4.750%	70.86%	771	N/A
5.000 - 5.499	13	4,352,480.93	1.67	334,806.23	5.366	61.83	737	48.12%
5.500 - 5.999	303	92,872,597.09	35.53	306,510.22	5.809	66.82	714	48.23
6.000 - 6.499	316	76,508,583.88	29.27	242,115.77	6.205	71.73	698	52.84
6.500 - 6.999	254	52,305,638.26	20.01	205,927.71	6.661	76.38	690	55.11
7.000 - 7.499	92	15,715,077.64	6.01	170,816.06	7.163	77.75	690	54.03
7.500 - 7.999	64	13,004,786.48	4.98	203,199.79	7.692	78.86	672	51.62
8.000 - 8.499	23	4,051,356.07	1.55	176,145.92	8.184	80.10	684	13.68
8.500 - 8.999	5	800,556.27	0.31	160,111.25	8.691	84.66	659	24.42
9.000 - 9.499	4	750,698.36	0.29	187,674.59	9.000	81.95	720	67.30
9.500 - 9.999	1	36,776.51	0.01	36,776.51	9.875	95.00	653	N/A
10.000 - 10.499	1	70,928.50	0.03	70,928.50	10.000	89.99	761	N/A
10.500 - 10.999	1	24,766.56	0.01	24,766.56	10.500	95.00	677	N/A
11.000 - 11.499	1	65,411.37	0.03	65,411.37	11.000	100.00	612	N/A
13.500 - 13.999	1	46,231.73	0.02	46,231.73	13.500	19.50	650	N/A
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0 - 180	64	$13,077,625.28	5.00%	$204,337.90	5.942%	58.53%	697	N/A
181 - 240	18	3,145,347.86	1.20	174,741.55	6.094	57.57	685	N/A
241 - 360	999	245,142,005.68	93.79	245,387.39	6.343	72.55	701	54.09%
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
121 - 180	64	$13,077,625.28	5.00%	$204,337.90	5.942%	58.53%	697	N/A
181 - 240	18	3,145,347.86	1.20	174,741.55	6.094	57.57	685	N/A
241 - 300	1	106,690.37	0.04	106,690.37	5.999	59.44	690	N/A
301 - 360	998	245,035,315.31	93.75	245,526.37	6.343	72.56	701	54.11%
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0 - 6	1,079	$260,945,448.88	99.84%	$241,840.08	6.316%	71.64%	701	50.82%
7 - 12	2	419,529.94	0.16	209,764.97	8.177	91.07	662	N/A
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Combined Loan-to-Value Ratios of Mortgage Loans**

Combined LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0.01 - 25.00	11	$1,063,936.45	0.41%	$96,721.50	6.268%	20.47%	738	31.53%
25.01 - 30.00	14	1,558,009.79	0.60	111,286.41	5.970	27.94	704	13.44
30.01 - 35.00	12	1,657,143.74	0.63	138,095.31	6.026	33.08	713	33.49
35.01 - 40.00	23	4,058,511.26	1.55	176,457.01	6.034	38.45	704	29.21
40.01 - 45.00	26	5,145,972.92	1.97	197,922.04	5.961	43.30	712	31.16
45.01 - 50.00	38	10,087,602.70	3.86	265,463.23	5.987	48.12	704	35.83
50.01 - 55.00	42	11,716,953.27	4.48	278,975.08	5.834	53.10	717	40.50
55.01 - 60.00	56	14,920,317.74	5.71	266,434.25	6.094	58.31	688	35.42
60.01 - 65.00	72	23,458,074.84	8.98	325,806.60	5.998	63.50	705	50.30
65.01 - 70.00	84	21,850,034.91	8.36	260,119.46	6.386	68.61	708	44.46
70.01 - 75.00	80	21,897,343.49	8.38	273,716.79	6.454	73.46	680	47.73
75.01 - 80.00	523	127,600,096.76	48.82	243,977.24	6.399	79.64	701	60.34
80.01 - 85.00	11	3,094,215.68	1.18	281,292.33	6.521	84.79	681	30.89
85.01 - 90.00	42	6,418,114.65	2.46	152,812.25	6.962	89.74	695	29.45
90.01 - 95.00	35	5,025,562.98	1.92	143,587.51	7.084	94.87	703	47.70
95.01 - 100.00	12	1,813,087.64	0.69	151,090.64	6.782	99.58	735	47.52
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

**WA Combined LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans and Combined Loan-to-Value Ratios of the Second Lien Mortgage Loans.

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Owner Occupied	813	$207,379,553.88	79.34%	$255,079.40	6.213%	72.16%	699	53.24%
Investor	231	43,806,336.94	16.76	189,637.82	6.719	69.34	712	41.98
Second Home	37	10,179,088.00	3.89	275,110.49	6.761	71.71	687	37.29
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

COLLATERAL TABLES - FIXED RATE MORTGAGE LOANS *(continued)*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
2-4 Family	108	$31,374,188.97	12.00%	$290,501.75	6.393%	64.57%	704	41.08%
Condo	63	13,903,418.23	5.32	220,689.18	6.510	75.71	713	56.95
Pud	276	61,259,977.17	23.44	221,956.44	6.352	75.74	708	61.59
Single Family	634	154,827,394.45	59.24	244,207.25	6.275	71.14	696	47.84
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Purchase	539	$116,594,230.90	44.61%	$216,315.83	6.454%	77.31%	710	59.24%
Cashout Refinance	453	118,272,351.46	45.25	261,086.87	6.261	67.55	689	43.38
Rate/Term Refinance	89	26,498,396.46	10.14	297,734.79	5.991	65.28	710	46.16
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Full Doc	257	$65,297,185.01	24.98%	$254,074.65	6.045%	75.50%	714	57.79%
No Income, No Asset	231	40,776,801.33	15.60	176,522.95	6.433	64.59	688	42.23
No Ratio	69	17,750,623.77	6.79	257,255.42	6.596	72.21	701	53.82
Stated Income, Stated Asset	237	59,496,584.43	22.76	251,040.44	6.459	70.42	691	40.01
Stated Income, Verified Asset	287	78,043,784.28	29.86	271,929.56	6.320	72.99	703	56.75
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
15Y Fixed Amort	60	$12,879,742.34	4.93%	$214,662.37	5.874%	57.97%	697	N/A
20Y Fixed Amort	18	3,145,347.86	1.20	174,741.55	6.094	57.57	685	N/A
25Y Fixed Amort	1	106,690.37	0.04	106,690.37	5.999	59.44	690	N/A
30Y Fixed Amort	496	112,435,798.31	43.02	226,685.08	6.375	71.28	696	N/A
30Y Fixed Amort (IO)	502	132,599,517.00	50.73	264,142.46	6.315	73.64	706	100.00%
Fixed 2nds Balloons	4	197,882.94	0.08	49,470.74	10.370	94.86	681	N/A
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Fixed	1,081	$261,364,978.82	100.00%	$241,780.74	6.319%	71.67%	701	50.73%
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
California	394	$120,939,446.06	46.27%	$306,952.91	6.142%	68.22%	701	50.16%
Georgia	207	42,138,727.82	16.12	203,568.73	6.138	77.38	713	73.03
New York	55	18,619,138.62	7.12	338,529.79	6.214	67.19	703	31.32
Florida	105	18,462,141.35	7.06	175,829.92	6.865	75.19	693	60.05
New Jersey	56	12,438,397.58	4.76	222,114.24	6.769	73.82	680	44.18
Arizona	33	5,038,412.90	1.93	152,679.18	7.060	79.37	691	56.41
Connecticut	21	4,782,808.10	1.83	227,752.77	6.304	67.39	674	23.25
Pennsylvania	32	4,653,067.79	1.78	145,408.37	6.487	76.26	687	14.00
Texas	34	4,540,092.03	1.74	133,532.12	6.978	80.02	715	43.05
Massachusetts	14	3,774,685.20	1.44	269,620.37	6.558	71.48	686	32.70
Nevada	11	2,845,249.42	1.09	258,659.04	6.444	70.16	716	64.18
Colorado	14	2,761,611.40	1.06	197,257.96	6.468	78.75	701	85.30
Other	105	20,371,200.55	7.79	194,011.43	6.632	75.43	700	33.25
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
No Penalty	222	$62,448,568.19	23.89%	$281,299.86	6.322%	71.48%	705	42.76%
6	3	1,302,832.45	0.50	434,277.48	6.173	69.32	683	76.79
12	80	23,362,412.37	8.94	292,030.15	6.470	68.81	690	41.52
24	196	40,329,534.61	15.43	205,762.93	6.494	71.81	701	50.79
36	470	103,885,353.50	39.75	221,032.67	6.323	72.21	697	52.24
60	110	30,036,277.70	11.49	273,057.07	5.955	72.31	712	68.06
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
576 - 600	1	$146,572.48	0.06%	$146,572.48	7.650%	73.13%	598	N/A
601 - 625	49	9,646,184.84	3.69	196,860.92	6.620	70.24	619	39.35%
626 - 650	167	37,560,487.50	14.37	224,913.10	6.458	69.88	639	43.99
651 - 675	177	40,907,451.27	15.65	231,115.54	6.547	74.24	664	47.52
676 - 700	197	49,672,803.25	19.01	252,146.21	6.378	72.91	687	44.70
701 - 725	162	40,158,642.07	15.36	247,892.85	6.258	73.99	713	59.21
726 - 750	153	41,746,775.91	15.97	272,854.74	6.114	69.65	740	55.71
751 - 775	82	18,040,926.48	6.90	220,011.30	6.145	70.82	762	64.60
776 - 800	77	20,755,735.11	7.94	269,555.00	6.028	68.06	786	50.14
801 - 825	16	2,729,399.91	1.04	170,587.49	6.226	70.06	807	56.59
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Opteum Mortgage Acceptance Corporation, Asset-Backed Pass-Through Certificates, Series 2005-3*

Approximate Total Offered Size: $935,469,000

Opteum Financial Services, LLC
Seller and Servicer

Wells Fargo Bank, N.A.
Master Servicer and Securities Administrator

Opteum Mortgage Acceptance Corporation
Depositor

Tranche	Amount(1)	Int. Type / Class	Coupons	Ratings (S&P/ Moody's)	Principal Window (Call/Mat)(2)	WAL (Call/Mat)(2)
Class A-1A	$309,701,000	Floating Rate / Super Senior	1m Libor + [_]%	AAA/Aaa	1-21 / 1-21	1.00 / 1.00 Yr
Class A-1B	$287,792,000	Floating Rate / Super Senior	1m Libor + [_]%	AAA/Aaa	21-57 / 21-57	3.00 / 3.00 Yr
Class A-1C	$184,049,000	Floating Rate / Super Senior	1m Libor + [_]%	AAA/Aaa	57-97 / 57-226	6.92 / 8.15 Yr
Class A-2	$86,838,000	Floating Rate / Senior Support	1m Libor + [_]%	AAA/Aaa	1-97 / 1-226	3.13 / 3.42 Yr
Class M-1	$14,173,000	Floating Rate / Mezz	1m Libor + [_]%	AA+/Aa1	37-97 / 37-147	5.34 / 5.82 Yr
Class M-2	$12,756,000	Floating Rate / Mezz	1m Libor + [_]%	AA/Aa2	37-97 / 37-139	5.33 / 5.75 Yr
Class M-3	$8,032,000	Floating Rate / Mezz	1m Libor + [_]%	AA-/Aa3	37-97 / 37-129	5.33 / 5.68 Yr
Class M-4	$6,142,000	Floating Rate / Mezz	1m Libor + [_]%	A+/A1	37-97 / 37-121	5.33 / 5.61 Yr
Class M-5	$6,142,000	Floating Rate / Mezz	1m Libor + [_]%	A/A2	37-97 / 37-115	5.33 / 5.53 Yr
Class M-6	$5,670,000	Floating Rate / Mezz	1m Libor + [_]%	A-/A3	37-97 / 37-106	5.33 / 5.41 Yr
Class M-7	$4,725,000	Floating Rate / Mezz	1m Libor +[_]%	BBB+/Baa1	37-97 / 37-97	5.25 / 5.25 Yr
Class M-8	$4,724,000	Floating Rate / Mezz	1m Libor +[_]%	BBB/Baa2	37-87 / 37-87	5.02 / 5.02 Yr
Class M-9	$4,725,000	Floating Rate / Mezz	1m Libor +[_]%	BBB-/Baa3	37-75 / 37-75	4.61 / 4.61 Yr
Non-Offered Certificates						
Class M-10	$4,724,000	Floating Rate / Mezz	1m Libor +[_]%	BB+/Ba1	37-59/37-59	3.68/ 3.68 Yr

(1) Certificate sizes are subject to change (+/- 5%).
(2) Calculated based on the Pricing Speed
*All numbers are preliminary and subject to change.

Transaction Overview:

Sole Manager: **Citigroup Global Markets Inc.**
Rating Agencies: S&P / Moody's
Trustee: HSBC Bank USA
Securities Administrator: Wells Fargo Bank, N.A.

Expected Pricing Date: June 3, 2005
Expected Settlement Date: June 17, 2005

For Further Information:

Mortgage Finance	MBS Trading	MBS Structuring
Joel Katz (212) 723-6508	Jim De Mare (212) 723-6325	Shekhar Shah (212) 723-6404
Perry DeFelice Jr. (212) 723-1153	Matthew Cherwin (212) 723-6325	Neil Aggarwal (212) 723-6406
Venkat Veerubhotla (212) 723-6662	Eliot Rubenzahl (212) 723-6325	Soohuck Chun (212) 723-6415
Robert B. Murphy (212) 723-1146		

Structure Summary

Title of Securities:	Opteum Mortgage Acceptance Corporation, Asset-Backed Pass-Through Certificates, Series 2005-3.
Offered Certificates:	Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates.
Non-Offered Certificates:	Class M-10, Class C, Class P and Class R Certificates.
Class A Certificates:	Class A-1A, Class A-1B, Class A-1C and Class A-2 Certificates.
Class A-1 Certificates:	Class A-1A, Class A-1B and Class A-1C Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates.
Seller and Servicer:	Opteum Financial Services, LLC.
Master Servicer:	Wells Fargo Bank, N.A.
Subservicer:	Cenlar FSB.
Depositor:	Opteum Mortgage Acceptance Corporation.
Trustee:	HSBC Bank USA, National Association.
Securities Administrator:	Wells Fargo Bank, N.A.
Swap Provider:	Bear Stearns Financial Products, Inc.
LPMI Policy Providers:	United Guaranty Insurance, Radian Guaranty Corporation and PMI Mortgage Insurance Company
Closing Date:	On or about June 17, 2005.
Distribution Dates:	25th of each month, or if such day is not a business day, the next succeeding business day, commencing July 25, 2005.
Cut-off Date:	June 1, 2005.
Record Date:	For the Offered Certificates the business day preceding the Distribution Date.
Master Servicing Fee:	The Master Servicing Fee for the Mortgage Loans will be 0.0125% per annum.
Servicing Fee:	The Servicing Fee for the fixed rate Mortgage Loans will be 0.250% per annum and the Servicing Fee for the adjustable rate Mortgage Loans will be 0.375% per annum, provided that for any adjustable rate Mortgage Loan that has an initial period during which its interest rate is fixed the Servicing Fee will equal 0.250% per annum during the initial fixed rate period. On and after the first interest rate adjustment date, for any such Mortgage Loan, the Servicing Fee will equal 0.375% per annum. The Servicing Fee for the second lien Mortgage Loans will be 0.500% per annum.
Administrative Fees:	The Master Servicing Fee, the related Servicing Fees, and the fee payable for those loans which are covered under the Mortgage Insurance Policy. The fees of the Securities Administrator and the Trustee will be paid by the Master Servicer.
Denomination:	$100,000 and multiples of $1 in excess thereof.
SMMEA Eligibility:	The Offered Certificates will not be SMMEA eligible.
ERISA Eligibility:	The Offered Certificates will not be ERISA eligible.

Tax Status: One or more REMIC elections will be made with respect to the Trust.

Structure Summary (continued)

Interest Payment Delay: The Offered Certificates have a 0 day delay.

Day Count: The Offered Certificates are Actual/360.

Accrued Interest: 0 days. The Offered Certificates will settle flat.

Mortgage Pool: The Mortgage Loans will consist of fixed and adjustable rate closed-end mortgage loans, which accrue interest on an actuarial basis and are secured by first and second lien mortgages on one-to four-family properties with an aggregate principal balance as of the Cut-off Date of approximately $944,918,561. There will be approximately 1,081 fixed rate Mortgage Loans with an aggregate principal balance as of the Cut-off Date of approximately $261,364,979 and approximately 2,622 adjustable rate Mortgage Loans (most of which will have an initial fixed rate period) with an aggregate principal balance as of the Cut-off Date of approximately $683,553,582.

Interest Accrual Period: For any Distribution Date will be the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date.

Structure: Floating-Rate Senior/Mezzanine/Overcollateralization Structure

Pricing Speed: 4% CPR growing to 18% CPR over 12 months for the fixed rate Mortgage Loans
4% CPR growing to 30% CPR over 12 months for the adjustable rate Mortgage Loans

Pass-Through Rate: The monthly Pass-Through Rate for the Offered Certificates and Class M-10 Certificates on each Distribution Date will be the lesser of the Net WAC Rate and the following:

Class	Prior to Optional Termination Date	On or After Optional Termination Date
Class A-1A	1ml + [ ]	1ml + 2.0x [ ]
Class A-1B	1ml + [ ]	1ml + 2.0x [ ]
Class A-1C	1ml + [ ]	1ml + 2.0x [ ]
Class A-2	1ml + [ ]	1ml + 2.0x [ ]
Class M-1	1ml + [ ]	1ml + 1.5x [ ]
Class M-2	1ml + [ ]	1ml + 1.5x [ ]
Class M-3	1ml + [ ]	1ml + 1.5x [ ]
Class M-4	1ml + [ ]	1ml + 1.5x [ ]
Class M-5	1ml + [ ]	1ml + 1.5x [ ]
Class M-6	1ml + [ ]	1ml + 1.5x [ ]
Class M-7	1ml + [ ]	1ml + 1.5x [ ]
Class M-8	1ml + [ ]	1ml + 1.5x [ ]
Class M-9	1ml +[ ]	1ml + 1.5x [ ]
Class M-10	1ml + [ ]	1ml + 1.5x [ ]

Net WAC Rate The weighted average of the Mortgage Rates on the Mortgage Loans as of the beginning of the related mortgage due period minus the aggregate Administrative Fee rate adjusted for any net swap payments out of the trust. The Net WAC Rate is subject to an adjustment based on the actual number of days that have elapsed in the Interest Accrual Period.

Principal Payments for Class A Certificates: Prior to the Stepdown Date, the Class A Certificates will receive all principal collected on the related mortgage loans unless the Class A Certificates are paid to zero.

On or after the Stepdown Date and assuming no Trigger Event is in effect, principal paid to the Class A Certificates will be an amount such that the Class A Certificates will have approximately [16.20]% of the current balance of the mortgage loans as credit enhancement (which is approximately 2x the initial Senior Enhancement Percentage).

Principal Payments for Class M Certificates: The Class M Certificates will receive no principal payments before the Stepdown Date, unless the Class A Certificates are paid to zero. On or after the Stepdown Date and assuming no Trigger Event is in effect, principal will be shared among the Class M Certificates to maintain, in each case, approximately 2x their respective initial credit support.

Structure Summary (continued)

Optional Termination: The Servicer will have the right to purchase all of the Mortgage Loans and REO properties in the mortgage pool once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Interest Carry Forward Amount: For any Distribution Date and a class of Class A or Class M Certificates, the sum of:

(x) the excess, if any, of the interest accrued at the related Pass-Through Rate and any Interest Carry Forward Amount for the prior Distribution Date, over the amount in respect of interest actually distributed on each class on such prior Distribution Date and

(y) interest on such excess at the applicable Pass-Through Rate.

Basis Risk Shortfall Carry-Forward Amount: For any Distribution Date and a class of Class A or Class M Certificates the sum of, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate, over (b) the amount of interest such class of Certificates accrued for such Distribution Date if the Pass-Through Rate for such Distribution Date is limited to the Net WAC Rate, (ii) the unpaid portion of any such amounts from the prior Distribution Date and (iii) accrued interest on the amounts described in clause (ii) at the then applicable Pass-Through Rate. The ratings on each class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carry-Forward Amount.

Excess Interest: Interest generated on the Mortgage Loans is expected to be more than the interest required to be distributed on the Class A and Class M Certificates, resulting in Excess Interest. Excess Interest to the extent it is not used for other required purposes, including to cover interest shortfalls on the Class A and Class M Certificates or to fund any Overcollateralization Increase Amount, will be distributable to the Class C Certificates.

Senior Enhancement Percentage: For any Distribution Date is the percentage obtained by dividing

(x) the sum of:

- (i) the aggregate Certificate Principal Balance of the Class M Certificates, before taking into account the distribution of the Principal Distribution Amount on such Distribution Date, and
- (ii) the Overcollateralization Amount, before taking into account the distribution of the Principal Distribution Amount on such Distribution Date by

(y) the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period.

Principal Remittance Amount: With respect to any Distribution Date, the amount equal to the sum (net of certain amounts, including amounts reimbursable therefrom to the Master Servicer and the Servicer) of the following amounts with respect to the related Mortgage Loans and the immediately preceding Due Period: (i) each scheduled payment of principal on a mortgage loan due during the related Due Period if received or advanced, (ii) all unscheduled collections including full and partial principal prepayments received during the previous calendar month, and (iii) the principal portion of all proceeds received with respect to the repurchase of Mortgage Loans during the preceding calendar month.

Structure Summary (continued)

Principal Distribution Amount: On any Distribution Date, the lesser of (i) the outstanding principal balance of the Class A and Class M Certificates and (ii) the sum of (A) the Principal Remittance Amount minus any net swap payments or swap termination payment due to the Swap Counterparty remaining unpaid (after application of interest collections used for this purpose on such Distribution Date) and (B) any Excess Interest or net swap payments or swap termination payment due to the Trust allocable to principal in order to build or maintain the Overcollateralization Target Amount less any Overcollateralization Release Amount.

Class A Principal Distribution Amount: With respect to any Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, the Principal Distribution Amount. With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the lesser of (i) the Principal Distribution Amount and (ii) the excess, if any, of the outstanding principal balance of the Class A Certificates over the lesser of (a) approximately 83.80% times the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (b) the excess of the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period over approximately 0.50% of the aggregate principal balance of the Mortgage Loans as of the cut-off date.

All distributions of principal to the Class A Certificates on any Distribution Date will be allocated to the Class A-1 and Class A-2 Certificates on a pro rata basis based on the aggregate Certificate Principal Balance of the Class A-1 Certificates immediately prior to such Distribution Date and the Certificate Principal Balance of the Class A-2 Certificates immediately prior to such Distribution Date. Any distributions of principal allocated to the Class A-1 Certificates will be distributed first to the Class A-1A Certificates, until the Certificate Principal Balance of the Class A-1A Certificates has been reduced to zero, second to the Class A-1B Certificates, until the Certificate Principal Balance of the Class A-1B Certificates has been reduced to zero, and third to the Class A-1C Certificates until the Certificate Principal Balance of the Class A-1C Certificates has been reduced to zero; however, on any Distribution Date on or after which the aggregate Certificate Principal Balance of the Class M Certificates has been reduced to zero, principal will be allocated to the Class A Certificates on a pro-rata basis.

Structure Summary (continued)

Class M Principal Distribution Amount: The Class M Certificates will <u>not</u> receive any principal payments until the Stepdown Date unless the Class A Certificates are paid to zero. In such case, the Class M Certificates will receive the remaining Principal Distribution Amount, sequentially in order of seniority until the certificate principal balance of each such class is reduced to zero. On or after the Stepdown Date (provided no Trigger Event is in effect), principal will be paid on the Class M Certificates, as follows:

(i) First, to the Class M-1 Certificates until approximately a 13.20% Credit Enhancement Percentage is reached (based on 2x the Class M-1 Initial Credit Enhancement Percentage),

(ii) Then to the Class M-2 Certificates until approximately a 10.50% Credit Enhancement Percentage is reached (based on 2x the Class M-2 Initial Credit Enhancement Percentage),

(iii) Then to the Class M-3 Certificates, until approximately a 8.80% Credit Enhancement Percentage is reached (based on 2x the Class M-3 Initial Credit Enhancement Percentage),

(iv) Then to the Class M-4 Certificates, until approximately a 7.50% Credit Enhancement Percentage is reached (based on 2x the Class M-4 Initial Credit Enhancement Percentage),

(v) Then to the Class M-5 Certificates, until approximately a 6.20% Credit Enhancement Percentage is reached (based on 2x the Class M-5 Initial Credit Enhancement Percentage),

(vi) Then to the Class M-6 Certificates, until approximately a 5.00% Credit Enhancement Percentage is reached (based on 2x the Class M-6 Initial Credit Enhancement Percentage),

(vii) Then to the Class M-7 Certificates, until approximately a 4.00% Credit Enhancement Percentage is reached (based on 2x the Class M-7 Initial Credit Enhancement Percentage),

(viii) Then to the Class M-8 Certificates, until approximately a 3.00% Credit Enhancement Percentage is reached (based on 2x the Class M-8 Initial Credit Enhancement Percentage),

(ix) Then to the Class M-9 Certificates, until approximately a 2.00% Credit Enhancement Percentage is reached (based on 2x the Class M-9 Initial Credit Enhancement Percentage),

(x) Then to the Class M-10 Certificates, until approximately a 1.00% Credit Enhancement Percentage is reached (based on 2x the Class M-10 Initial Credit Enhancement Percentage),

On or after the Stepdown Date, if a Trigger Event is in effect, the Principal Distribution Amount will be paid sequentially first to the Class A Certificates, on a pro rata basis, based on the Certificate Principal Balances thereof, and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Credit Enhancement Percentage is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

Structure Summary

Credit Enhancement:

Credit Enhancement will be provided by:

- Monthly Excess Interest
- Overcollateralization
- Subordination
  - Class A Certificates are senior to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates
  - Class M Certificates with a higher numerical designation are subordinate to those Class M Certificates with a lower numerical designation

Initial Credit Support*		**On or After Stepdown Date****	
Class	Percentage	Class	Percentage
Class A***	8.10%	Class A	16.20%
Class M-1	6.60%	Class M-1	13.20%
Class M-2	5.25%	Class M-2	10.50%
Class M-3	4.40%	Class M-3	8.80%
Class M-4	3.75%	Class M-4	7.50%
Class M-5	3.10%	Class M-5	6.20%
Class M-6	2.50%	Class M-6	5.00%
Class M-7	2.00%	Class M-7	4.00%
Class M-8	1.50%	Class M-8	3.00%
Class M-9	1.00%	Class M-9	2.00%
Class M-10	0.50%	Class M-10	1.00%

**Approximate.*
***Targeted.*
****The Class A-1 Certificates will have additional credit support provided by the Class A-2 Certificates.*

Overcollateralization Amount:

With respect to any Distribution Date, the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period less the aggregate Certificate Principal Balance of the Class A and Class M Certificates (after taking into account all distributions of principal on such Distribution Date).

Overcollateralization Increase Amount:

As of any Distribution Date, the excess, if any, of:

(x) the Overcollateralization Target Amount for such Distribution Date, over

(y) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates from distributions of the Principal Remittance Amount, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date.

Overcollateralization Target Amount:

As of any Distribution Date, the Overcollateralization Target Amount is an amount equal to approximately 0.50% of the principal balance of the Mortgage Loans as of the Cut-off Date;

Overcollateralization Release Amount: As of any Distribution Date, the lesser of (a) the Principal Remittance Amount and (b) the excess, if any, of:

(x) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates from distributions of the Principal Remittance Amount, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date, over

(y) the Overcollateralization Target Amount for such Distribution Date.

Stepdown Date: The later to occur of:

- (i) the Distribution Date in July 2008 and
- (ii) the first Distribution Date on which the Senior Enhancement Percentage equals or exceeds approximately 16.20%

Trigger Event: On a Distribution Date, a Trigger Event will have occurred if:

(i) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the initial Pool Balance exceeds the applicable percentages set forth below with respect to such Distribution Date, or

Distribution Date	Percentage
July 2005 to June 2008	N/A
July 2008 to June 2009	1.00%
July 2009 to June 2010	1.50%
July 2010 to June 2011	2.00%
July 2011and thereafter	2.25%

(ii) If the six-month rolling average of 60+ Day Delinquent Loans equals or exceeds 35% of the Senior Enhancement Percentage.

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to net monthly excess cashflow, second, to the Class C Certificates by a reduction in the Overcollateralization Amount, third, to the Class M-10 Certificates, fourth, to the Class M-9 Certificates, fifth, to the Class M-8 Certificates, sixth, to the Class M-7 Certificates, seventh, to the Class M-6 Certificates, eighth, to the Class M-5 Certificates, ninth, to the Class M-4 Certificates, tenth, to the Class M-3 Certificates, eleventh, to the Class M-2 Certificates and twelfth, to the Class M-1 Certifcates. After the aggregate Certificate Principal Balance of the Class M Certificates is reduced to zero, any additional losses will be allocated to the Class A-2 Certificates until the Certificate Principal Balance thereof has been reduced to zero. Losses will not be allocated to the other classes of Class A Certificates; however, there may be insufficient amounts available in the trust fund to reduce the Certificate Principal Balance of these classes to zero on the final Distribution Date.

Investors in the Class A-1 Certificates should note, however, that although Realized Loss Amounts cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the mortgage loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Loss Amounts are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Excess Interest (the " Applied Realized Loss Amount"), sequentially.

Advances: The Servicer is required to advance scheduled principal and interest (net of the Servicing Fee) for any delinquent Mortgage Loan. However, the Servicer will make an advance only if it determines that the advance will be recoverable from future payments or collections on that mortgage loan. If the Servicer fails to make any such advance, the Master Servicer will advance any remaining amounts of scheduled principal and interest for any delinquent Mortgage Loan (net of the Master Servicing Fee). The Servicer and Master Servicer, as applicable, are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Prepayment Interest Shortfall: With respect to any Distribution Date, the aggregate shortfall, if any, in collections of interest resulting from mortgagor prepayments during the preceding calendar month.

Compensating Interest: The Servicer is obligated to offset any Prepayment Interest Shortfall on any Distribution Date with Compensating Interest to the extent of its Servicing Fee for such Distribution Date.

Swap Agreement: On the Closing Date, pursuant to a Swap Administration Agreement, the Trustee on behalf of a separate trust created under the Pooling and Servicing Agreement (the "Supplemental Interest Trust") will enter into a Swap Agreement with Bear Stearns Financial Products (the "Swap Counterparty") for the benefit of the Class A and Class M Certificates. The Swap Agreement will have an initial notional amount of approximately $[873,211,419]. Under the Swap Agreement, on each Distribution Date until the swap is retired (i) the Supplemental Interest Trust shall be obligated to pay the Swap Counterparty an amount equal to [4.29]% per annum on a notional balance equal to the lesser of a (a) the swap notional amount for such Distribution Date set forth in the schedule below and (b) the aggregate principal balance of the Class A and Class M Certificates at the beginning of the related calculation period (such lesser amount, the "Notional Balance") and (ii) the Supplemental Interest Trust will be entitled to receive from the Swap Counterparty an amount equal to One-Month LIBOR (as determined pursuant to the Swap Agreement) on the Notional Balance, in each case accrued during the related swap accrual period (days in the case of the first accrual period).

On each such Distribution Date, only the net amount of the two obligations above (the "Net Swap Payment") will be paid by the appropriate party. Upon early termination of the Swap Agreement, the Supplemental Interest Trust or the Swap Counterparty may be liable to make termination payment (the "Swap Termination Payment") to the other party, regardless of which party caused the termination. The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. On each Distribution Date on which the Supplemental Interest Trust is required to make a Net Swap Payment to the Swap Counterparty, the trust will be obligated to make a payment to the Supplemental Interest Trust in the same amount, which payment shall be paid prior to all distributions to Certificateholders. In the event that the Supplemental Interest Trust is require to make a Swap Termination Payment to the Swap Counterparty, the trust will be obligated to make a payment to the Supplemental Interest Trust in the same amount. If the Swap Termination Payment is not due to a Swap Provider Trigger Event, the trust's payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to all distributions to Certificateholders. If the Swap Termination Payment is due to a Swap Provider Trigger Event, such payment will be made subordinate to distributions to all Certificates other than the Class C Certificates.

Shown below is the aggregate swap notional amount schedule, which generally has been derived by adding (A) for the fixed rate collateral, a notional balance corresponding to 1.5 times the pricing speed and (B) for the adjustable rate collateral (1) during the respective fixed rate period, a notional balance corresponding to 1.5 times the pricing speed and (2) during the respective adjustable rate period, zero.

Swap Agreement Notional Balance Schedule

Period	Notional Balance ($)	Period	Notional Balance ($)	Period	Notional Balance ($)
1	873,211,419.48	37	169,137,063.37	73	41,953,759.65
2	863,075,979.45	38	163,301,589.51	74	40,810,266.26
3	850,514,217.50	39	157,685,910.95	75	39,698,136.32
4	835,541,068.58	40	152,281,037.99	76	38,616,493.70
5	818,191,857.24	41	147,078,373.33	77	37,564,487.62
6	798,523,013.98	42	142,069,694.08	78	36,541,291.91
7	776,613,224.78	43	137,247,134.81	79	35,546,104.23
8	752,563,892.42	44	132,603,171.14	80	34,578,145.28
9	726,502,141.14	45	128,130,604.39	81	33,636,658.23
10	698,630,719.37	46	123,822,546.67	82	32,720,907.94
11	669,792,808.53	47	119,672,406.82	83	31,579,779.48
12	642,033,855.50	48	115,673,877.08	84	30,688,163.27
13	615,492,404.85	49	111,820,920.18	85	29,858,838.95
14	590,117,309.01	50	108,107,757.17	86	29,051,861.95
15	565,855,123.03	51	104,528,855.75	87	28,266,628.09
16	542,654,915.59	52	101,078,919.27	88	27,502,549.69
17	520,468,148.72	53	97,752,876.05	89	26,759,055.19
18	499,248,563.78	54	94,545,869.38	90	26,035,588.60
19	478,952,072.64	55	91,453,247.78	91	25,331,609.15
20	459,536,654.13	56	88,470,555.95	92	24,646,590.83
21	440,962,015.82	57	85,593,526.01	93	23,980,021.93
22	423,189,245.25	58	75,534,450.99	94	23,331,404.74
23	304,844,932.80	59	61,814,243.93	95	22,700,255.08
24	293,510,181.46	60	60,123,370.64	96	22,086,101.95
25	282,633,516.16	61	58,479,294.74	97	21,488,487.19
26	272,195,125.32	62	56,880,686.48	98	0.00
27	262,176,095.95	63	55,326,255.64		
28	252,558,371.72	64	53,814,750.35		
29	243,324,712.83	65	52,344,955.80		
30	234,458,658.09	66	50,915,693.17		
31	225,944,488.44	67	49,525,818.36		
32	217,767,192.53	68	48,174,220.96		
33	209,912,433.65	69	46,859,823.24		
34	202,366,142.23	70	45,581,579.05		
35	181,505,431.08	71	44,338,472.86		
36	175,201,733.32	72	43,129,518.75		

Swap Agreement:(*Cont.*)

Pursuant to the Swap Administration Agreement, amounts paid by the trust to the Supplemental Interest Trust as described above, and amounts paid by the Swap Counterparty to the Supplemental Interest Trust under the Swap Agreement, will be deposited into a reserve account (the "Swap Account").

Pursuant to the Swap Administration Agreement, amounts paid by the trust to the Supplemental Interest Trust will be distributed to the Swap Counterparty on each Distribution Date in the following order of priority:

1) to the Swap Counterparty, any Net Swap Payment owed to the Swap Counterparty under the Swap Agreement for such Distribution Date; and
2) to the Swap Counterparty, any Swap Termination Payment owed to the Swap Counterparty under the Swap Agreement.

Pursuant to the Swap Administration Agreement, amounts paid by the Swap Counterparty to the Supplemental Interest Trust will be distributed on each Distribution Date in the following order of priority, in each case to the extent not covered by the net monthly excess cashflow on that Distribution Date:

1) to the holders of the Class A Certificates, on a pro rata basis, to pay accrued and unpaid interest to the extent unpaid from interest collections, but only to the extent of the interest portion of Realized Losses allocated to such Certificates on such Distribution Date;

2) distribution of additional principal to the certificates, until the required level of Overcollateralization Target Amount is reached, but only to the extent of the principal portion of Realized Losses for such Distribution Date or prior Distribution Dates;

3) to the holders of the Class M Certificates, in order of priority, to pay accrued and unpaid interest to the extent unpaid from interest collections, but only to the extent of the interest portion of Realized Losses allocated to such Certificates on such Distribution Date;

4) to pay the holder of the Class A Certificates, pro rata, and then to the Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed;

5) to pay, first to the Class A Certificates, on a pro rata basis based on the remaining Basis Risk Carry-Forward Amounts, any Basis Risk Shortfall Carry-Forward Amount, as applicable, for such Distribution Date and second, sequentially to the Class M Certificates, in order of priority, any Basis Risk Shortfall Carry-Forward Amount for such Distribution Date; and

6) to the parties named in the Swap Administration Agreement, any remaining amounts.

Swap Provider Trigger Event:

A "Swap Provider Trigger Event" shall mean: (i) an Event of Default under the Swap Agreement with respect to which the Swap Counterparty is a Defaulting Party (as defined in the Swap Agreement) or (ii) a Termination Event (including an Additional Termination Event) under the Swap Agreement with respect to which the Swap Provider is the sole Affected Party (as defined in the Swap Agreement).

Sensitivity Analysis – To 10% Optional Termination

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class A-1A					
Avg. Life (yrs)	13.85	1.76	1.00	0.74	0.60
Window (mo)	1 - 233	1 - 41	1 - 21	1 - 15	1 - 12
Expected Final Mat.	Nov-2024	Nov-2008	Mar-2007	Sep-2006	Jun-2006
Class A-1B					
Avg. Life (yrs)	23.06	5.98	3.00	1.92	1.43
Window (mo)	233 - 317	41 - 116	21 - 57	15 - 33	12 - 24
Expected Final Mat.	Nov-2031	Feb-2015	Mar-2010	Mar-2008	Jun-2007
Class A-1C					
Avg. Life (yrs)	27.97	13.38	6.92	4.36	2.80
Window (mo)	317 - 343	116 - 184	57 - 97	33 - 62	24 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class A-2					
Avg. Life (yrs)	20.57	6.05	3.13	2.03	1.42
Window (mo)	1 - 343	1 - 184	1 - 97	1 - 62	1 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class M-1					
Avg. Life (yrs)	26.28	10.36	5.34	3.95	3.61
Window (mo)	268 - 343	61 - 184	37 - 97	40 - 62	43 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class M-2					
Avg. Life (yrs)	26.28	10.36	5.33	3.91	3.61
Window (mo)	268 - 343	61 - 184	37 - 97	39 - 62	43 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class M-3					
Avg. Life (yrs)	26.28	10.36	5.33	3.87	3.56
Window (mo)	268 - 343	61 - 184	37 - 97	39 - 62	42 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class M-4					
Avg. Life (yrs)	26.28	10.36	5.33	3.87	3.48
Window (mo)	268 - 343	61 - 184	37 - 97	38 - 62	41 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009

Sensitivity Analysis – To 10% Optional Termination

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class M-5					
Avg. Life (yrs)	26.28	10.36	5.33	3.83	3.42
Window (mo)	268 - 343	61 - 184	37 - 97	38 - 62	40 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class M-6					
Avg. Life (yrs)	26.28	10.36	5.33	3.83	3.37
Window (mo)	268 - 343	61 - 184	37 - 97	38 - 62	39 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class M-7					
Avg. Life (yrs)	26.25	10.24	5.25	3.77	3.32
Window (mo)	268 - 343	61 - 184	37 - 97	37 - 62	38 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class M-8					
Avg. Life (yrs)	26.14	9.86	5.02	3.58	3.19
Window (mo)	268 - 339	61 - 169	37 - 87	37 - 56	38 - 39
Expected Final Mat.	Sep-2033	Jul-2019	Sep-2012	Feb-2010	Sep-2008
Class M-9					
Avg. Life (yrs)	25.85	9.14	4.61	3.33	3.14
Window (mo)	268 - 333	61 - 148	37 - 75	37 - 48	37 - 38
Expected Final Mat.	Mar-2033	Oct-2017	Sep-2011	Jun-2009	Aug-2008

Sensitivity Analysis – To Maturity

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class A-1A					
Avg. Life (yrs)	13.85	1.76	1.00	0.74	0.60
Window (mo)	1 - 233	1 - 41	1 - 21	1 - 15	1 - 12
Expected Final Mat.	Nov-2024	Nov-2008	Mar-2007	Sep-2006	Jun-2006
Class A-1B					
Avg. Life (yrs)	23.06	5.98	3.00	1.92	1.43
Window (mo)	233 - 317	41 - 116	21 - 57	15 - 33	12 - 24
Expected Final Mat.	Nov-2031	Feb-2015	Mar-2010	Mar-2008	Jun-2007
Class A-1C					
Avg. Life (yrs)	28.22	15.15	8.15	5.19	3.39
Window (mo)	317 - 358	116 - 331	57 - 226	33 - 153	24 - 111
Expected Final Mat.	Apr-2035	Jan-2033	Apr-2024	Mar-2018	Sep-2014
Class A-2					
Avg. Life (yrs)	20.63	6.47	3.42	2.22	1.56
Window (mo)	1 - 358	1 - 331	1 - 226	1 - 153	1 - 111
Expected Final Mat.	Apr-2035	Jan-2033	Apr-2024	Mar-2018	Sep-2014
Class M-1					
Avg. Life (yrs)	26.40	11.09	5.82	4.26	4.10
Window (mo)	268 - 354	61 - 259	37 - 147	40 - 95	45 - 67
Expected Final Mat.	Dec-2034	Jan-2027	Sep-2017	May-2013	Jan-2011
Class M-2					
Avg. Life (yrs)	26.39	11.01	5.75	4.17	3.87
Window (mo)	268 - 353	61 - 248	37 - 139	39 - 89	43 - 63
Expected Final Mat.	Nov-2034	Feb-2026	Jan-2017	Nov-2012	Sep-2010
Class M-3					
Avg. Life (yrs)	26.38	10.91	5.68	4.09	3.72
Window (mo)	268 - 351	61 - 234	37 - 129	39 - 83	42 - 58
Expected Final Mat.	Sep-2034	Dec-2024	Mar-2016	May-2012	Apr-2010
Class M-4					
Avg. Life (yrs)	26.37	10.81	5.61	4.04	3.61
Window (mo)	268 - 350	61 - 223	37 - 121	38 - 77	41 - 55
Expected Final Mat.	Aug-2034	Jan-2024	Jul-2015	Nov-2011	Jan-2010

Sensitivity Analysis – To Maturity

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class M-5					
Avg. Life (yrs)	26.35	10.68	5.53	3.94	3.51
Window (mo)	268 - 348	61 - 212	37 - 115	38 - 73	40 - 51
Expected Final Mat.	Jun-2034	Feb-2023	Jan-2015	Jul-2011	Sep-2009
Class M-6					
Avg. Life (yrs)	26.31	10.49	5.41	3.87	3.41
Window (mo)	268 - 346	61 - 199	37 - 106	38 - 67	39 - 47
Expected Final Mat.	Apr-2034	Jan-2022	Apr-2014	Jan-2011	May-2009
Class M-7					
Avg. Life (yrs)	26.25	10.24	5.25	3.77	3.32
Window (mo)	268 - 343	61 - 184	37 - 97	37 - 62	38 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class M-8					
Avg. Life (yrs)	26.14	9.86	5.02	3.58	3.19
Window (mo)	268 - 339	61 - 169	37 - 87	37 - 56	38 - 39
Expected Final Mat.	Sep-2033	Jul-2019	Sep-2012	Feb-2010	Sep-2008
Class M-9					
Avg. Life (yrs)	25.85	9.14	4.61	3.33	3.14
Window (mo)	268 - 333	61 - 148	37 - 75	37 - 48	37 - 38
Expected Final Mat.	Mar-2033	Oct-2017	Sep-2011	Jun-2009	Aug-2008

Available Funds Cap - Static Indices

Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)	Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)	Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)
1	3.34	3.99	33	3.42	3.99	65	3.47	3.90
2	3.34	3.99	34	3.42	3.99	66	3.47	3.90
3	3.34	3.99	35	3.43	3.99	67	3.47	3.89
4	3.34	3.99	36	3.43	3.99	68	3.47	3.89
5	3.34	3.99	37	3.43	3.99	69	3.47	3.88
6	3.35	3.99	38	3.43	3.97	70	3.47	3.88
7	3.35	3.99	39	3.43	3.98	71	3.47	3.87
8	3.35	3.99	40	3.43	3.98	72	3.47	3.87
9	3.35	3.99	41	3.44	3.97	73	3.47	3.86
10	3.36	3.99	42	3.44	3.97	74	3.47	3.86
11	3.36	3.99	43	3.44	3.97	75	3.47	3.85
12	3.36	3.99	44	3.44	3.97	76	3.47	3.84
13	3.37	3.99	45	3.44	3.96	77	3.47	3.84
14	3.37	3.99	46	3.44	3.96	78	3.47	3.83
15	3.38	3.99	47	3.45	3.96	79	3.47	3.83
16	3.38	3.99	48	3.45	3.96	80	3.47	3.82
17	3.38	3.99	49	3.45	3.95	81	3.47	3.81
18	3.39	3.99	50	3.45	3.95	82	3.47	3.81
19	3.39	3.99	51	3.46	3.95	83	3.47	3.80
20	3.40	3.99	52	3.46	3.95	84	3.47	3.79
21	3.40	3.99	53	3.46	3.94	85	3.47	3.78
22	3.41	3.99	54	3.46	3.94	86	3.47	3.78
23	3.41	3.99	55	3.47	3.94	87	3.47	3.77
24	3.41	3.99	56	3.47	3.93	88	3.47	3.76
25	3.41	3.99	57	3.47	3.93	89	3.47	3.75
26	3.41	3.99	58	3.47	3.93	90	3.47	3.75
27	3.41	3.99	59	3.47	3.92	91	3.47	3.74
28	3.41	3.99	60	3.47	3.92	92	3.47	3.73
29	3.42	3.99	61	3.47	3.92	93	3.47	3.72
30	3.42	3.99	62	3.47	3.91	94	3.47	3.72
31	3.42	3.99	63	3.47	3.91	95	3.47	3.71
32	3.42	3.99	64	3.47	3.90	96	3.47	3.70
						97	3.47	3.69

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Static Indices: 1-Month Libor; 3.10%; 6-Month Libor; 3.52%
3. Fees include the Master Servicing Fee, the Servicing Fee and the Mortgage Insurance Policy Premium for those loans covered under the Policy

Available Funds Cap - Indices @ 20%

Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)	Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)	Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)
1	20.24	6.54	33	16.25	7.47	65	13.66	8.58
2	20.24	21.06	34	15.92	7.04	66	13.88	8.85
3	20.24	20.11	35	15.82	7.66	67	13.61	8.55
4	20.24	20.71	36	15.60	7.41	68	13.58	8.53
5	20.24	20.08	37	15.74	7.65	69	14.36	9.43
6	20.25	19.42	38	15.28	7.39	70	13.53	8.50
7	20.25	16.85	39	15.17	7.40	71	13.75	8.77
8	20.25	14.99	40	15.32	7.68	72	13.47	8.47
9	20.25	15.76	41	15.28	7.65	73	13.70	8.74
10	20.26	11.05	42	15.40	7.90	74	13.42	8.44
11	20.26	10.42	43	15.13	7.63	75	13.40	8.43
12	20.26	7.50	44	15.06	7.63	76	13.62	8.69
13	20.27	6.51	45	15.62	8.44	77	13.35	8.40
14	20.06	5.88	46	14.93	7.62	78	13.57	8.66
15	19.88	5.88	47	15.10	7.92	79	13.29	8.37
16	19.79	6.09	48	14.83	7.65	80	13.27	8.35
17	19.60	5.95	49	14.96	7.90	81	13.76	8.91
18	19.52	6.15	50	14.70	7.63	82	13.23	8.34
19	19.28	5.95	51	14.64	7.63	83	13.43	8.61
20	19.12	5.95	52	14.77	7.88	84	13.18	8.34
21	19.27	6.61	53	14.52	7.62	85	13.41	8.61
22	18.95	6.09	54	14.66	7.87	86	13.13	8.31
23	16.42	6.93	55	14.39	7.61	87	13.11	8.30
24	16.20	6.71	56	14.33	7.60	88	13.34	8.56
25	16.27	6.93	57	14.92	8.41	89	13.06	8.27
26	16.05	6.70	58	14.17	8.09	90	13.29	8.53
27	15.99	6.71	59	13.98	8.88	91	13.01	8.24
28	16.11	6.97	60	13.78	8.65	92	12.99	8.22
29	16.14	6.99	61	14.01	8.92	93	13.77	9.08
30	16.23	7.22	62	13.73	8.62	94	12.94	8.19
31	16.02	6.98	63	13.70	8.60	95	13.17	8.45
32	15.96	6.97	64	13.93	8.88	96	12.90	8.16
						97	13.12	8.42

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Fees include the Master Servicing Fee, Servicing Fee and the Mortgage Insurance Policy Premium for those loans covered under the Policy
3. Proceeds from swap included

Excess Interest - Static Indices

Pd	Excess Interest (%)	Pd	Excess Interest (%)	Pd	Excess Interest (%)
1	0.18	33	2.12	65	2.21
2	1.32	34	1.99	66	2.30
3	1.32	35	2.11	67	2.21
4	1.36	36	2.04	68	2.22
5	1.41	37	2.11	69	2.49
6	1.43	38	2.06	70	2.23
7	1.42	39	2.07	71	2.32
8	1.43	40	2.15	72	2.24
9	1.51	41	2.08	73	2.33
10	1.45	42	2.16	74	2.24
11	1.48	43	2.08	75	2.25
12	1.47	44	2.09	76	2.34
13	1.51	45	2.32	77	2.26
14	1.49	46	2.10	78	2.35
15	1.50	47	2.18	79	2.27
16	1.54	48	2.10	80	2.27
17	1.52	49	2.18	81	2.45
18	1.56	50	2.11	82	2.28
19	1.53	51	2.11	83	2.38
20	1.54	52	2.20	84	2.30
21	1.68	53	2.12	85	2.39
22	1.59	54	2.20	86	2.31
23	2.01	55	2.13	87	2.31
24	1.95	56	2.13	88	2.41
25	2.02	57	2.37	89	2.33
26	1.96	58	2.14	90	2.42
27	1.96	59	2.28	91	2.34
28	2.03	60	2.19	92	2.34
29	1.97	61	2.28	93	2.61
30	2.04	62	2.20	94	2.35
31	1.98	63	2.20	95	2.45
32	1.98	64	2.29	96	2.37
				97	2.46

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Static Indices: 1-Month Libor; 3.10%; 6-Month Libor; 3.52%

Excess Interest - Forward Indices

Pd	Excess Interest (%)	Pd	Excess Interest (%)	Pd	Excess Interest (%)
1	0.18	33	1.77	65	1.62
2	1.30	34	1.56	66	1.77
3	1.29	35	1.74	67	1.60
4	1.32	36	1.60	68	1.60
5	1.37	37	1.72	69	2.06
6	1.38	38	1.59	70	1.59
7	1.35	39	1.59	71	1.76
8	1.35	40	1.73	72	1.59
9	1.43	41	1.59	73	1.75
10	1.35	42	1.73	74	1.58
11	1.39	43	1.56	75	1.57
12	1.36	44	1.54	76	1.73
13	1.38	45	1.91	77	1.58
14	1.34	46	1.54	78	1.74
15	1.33	47	1.70	79	1.57
16	1.37	48	1.54	80	1.56
17	1.33	49	1.68	81	1.88
18	1.37	50	1.51	82	1.56
19	1.31	51	1.50	83	1.73
20	1.30	52	1.65	84	1.57
21	1.46	53	1.50	85	1.73
22	1.35	54	1.65	86	1.56
23	1.72	55	1.48	87	1.55
24	1.63	56	1.47	88	1.72
25	1.71	57	1.89	89	1.57
26	1.61	58	1.53	90	1.72
27	1.60	59	1.79	91	1.55
28	1.70	60	1.64	92	1.55
29	1.60	61	1.79	93	2.04
30	1.70	62	1.62	94	1.55
31	1.57	63	1.61	95	1.72
32	1.56	64	1.77	96	1.55
				97	1.71

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Run using 1-Month Libor and 6-Month Libor Forward Indices

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		3,703	
Total Outstanding Loan Principle Balance		$944,918,561	
Average Outstanding Loan Principal Balance		$255,176	$24,767 - $1,839,800
WA Coupon		6.070%	3.625% - 13.500%
WA Remaining Term (mo.)		355	169 - 360
WA Combined LTV**		75.60%	14.47% - 100.00%
WA FICO*		699	585 – 822
WA Seasoning (mo.)		2	0 - 11
Interest Only Loans		77.46%	
1st Liens		99.98%	
2nd Liens		0.02%	
Simultaneous 2nd Liens		44.92%	
Loan Type			
ARM		72.34%	
Fixed		27.66%	
Geographic Distribution			
	CA	51.57%	
	GA	13.33%	
	FL	6.98%	
ARM Characteristics			
Gross Margin		2.941%	1.000% - 8.750%
Initial Periodic Cap		3.919%	1.000% - 6.000%
Subsequent Periodic Cap		1.008%	1.000% - 6.000%
Lifetime Maximum Rate		11.762%	9.250% - 18.875%
Lifetime Minimum Rate		2.989%	1.000% - 8.750%

*Zero Values Excluded

**WA Combined LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans and Combined Loan-to-Value Ratios of the Second Lien Mortgage Loans.

COLLATERAL TABLES – TOTAL POOL

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance	Average Balance	WA Coupon*	WA Comb LTV*	WA FICO*	IO %
0.01 - 25,000.00	1	$25,000.00	0.00%	$25,000.00	10.500%	95.00%	677	N/A
25,000.01 - 50,000.00	10	451,245.00	0.05	45,124.50	8.123	64.12	684	30.47%
50,000.01 - 75,000.00	105	6,706,019.00	0.71	63,866.85	6.899	69.50	703	48.75
75,000.01 - 100,000.00	234	20,763,035.00	2.20	88,730.92	6.426	73.03	695	71.90
100,000.01 - 125,000.00	310	35,432,094.00	3.75	114,297.08	6.351	76.24	698	75.84
125,000.01 - 150,000.00	370	50,920,095.00	5.39	137,621.88	6.270	76.13	695	72.28
150,000.01 - 175,000.00	328	53,236,669.00	5.63	162,306.92	6.251	76.64	697	74.23
175,000.01 - 200,000.00	305	57,089,753.00	6.04	187,179.52	6.233	76.13	692	69.66
200,000.01 - 225,000.00	273	58,086,777.00	6.14	212,772.08	6.117	76.65	691	76.58
225,000.01 - 250,000.00	263	62,640,686.00	6.63	238,177.51	6.020	76.09	702	72.45
250,000.01 - 275,000.00	209	54,945,812.00	5.81	262,898.62	6.065	77.87	690	80.88
275,000.01 - 300,000.00	226	65,133,224.00	6.89	288,200.11	6.014	76.23	697	77.55
300,000.01 - 325,000.00	177	55,378,955.00	5.86	312,875.45	5.941	76.72	702	80.27
325,000.01 - 359,650.00	200	68,776,361.00	7.27	343,881.81	5.985	77.44	698	79.52
359,650.01 - 500,000.00	438	183,919,419.00	19.45	419,907.35	5.981	76.39	701	80.19
500,000.01 -1,000,000.00	239	151,986,018.00	16.08	635,924.76	5.996	73.68	703	80.33
>1,000,000.00	15	19,939,630.00	2.11	1,329,308.67	5.675	58.72	711	85.98
Total:	**3,703**	**$945,430,792.00**	**100.00%**	**$255,314.82**	**6.070%**	**75.60%**	**699**	**77.42%**

*weighted by original balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0.01 - 25,000.00	1	$24,766.56	0.00%	$24,766.56	10.500%	95.00%	677	N/A
25,000.01 - 50,000.00	10	450,247.92	0.05	45,024.79	8.122	64.11	684	30.54%
50,000.01 - 75,000.00	105	6,700,348.43	0.71	63,812.84	6.899	69.50	703	48.80
75,000.01 - 100,000.00	234	20,745,414.43	2.20	88,655.62	6.426	73.04	695	71.96
100,000.01 - 125,000.00	310	35,412,604.78	3.75	114,234.21	6.351	76.24	698	75.88
125,000.01 - 150,000.00	372	51,185,709.50	5.42	137,595.99	6.269	76.04	695	71.90
150,000.01 - 175,000.00	327	53,077,737.39	5.62	162,317.24	6.255	76.76	697	74.45
175,000.01 - 200,000.00	305	57,074,219.44	6.04	187,128.59	6.231	76.14	691	69.68
200,000.01 - 225,000.00	272	57,855,079.75	6.12	212,702.50	6.116	76.64	691	76.89
225,000.01 - 250,000.00	263	62,598,393.04	6.62	238,016.70	6.020	76.09	702	72.50
250,000.01 - 275,000.00	211	55,472,145.42	5.87	262,901.16	6.062	77.88	691	80.11
275,000.01 - 300,000.00	224	64,546,795.13	6.83	288,155.34	6.016	76.21	697	78.26
300,000.01 - 325,000.00	178	55,680,966.24	5.89	312,814.42	5.942	76.71	702	79.83
325,000.01 - 359,650.00	203	69,855,518.39	7.39	344,115.85	5.980	77.46	698	78.29
359,650.01 - 500,000.00	434	182,400,008.50	19.30	420,276.52	5.982	76.38	701	80.86
500,000.01 -1,000,000.00	239	151,906,865.71	16.08	635,593.58	5.996	73.68	703	80.37
>1,000,000.00	15	19,931,739.92	2.11	1,328,782.66	5.675	58.72	711	86.02
Total:	3,703	$944,918,560.55	100.00%	$255,176.49	6.070%	75.60%	699	77.46%

COLLATERAL TABLES – TOTAL POOL *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
3.500 - 3.999	2	$376,282.51	0.04%	$188,141.26	3.666%	65.33%	688	67.46%
4.000 - 4.499	15	6,183,991.36	0.65	412,266.09	4.259	68.74	730	79.03
4.500 - 4.999	116	33,833,447.26	3.58	291,667.65	4.810	73.78	723	92.28
5.000 - 5.499	347	106,164,303.83	11.24	305,949.00	5.248	72.90	713	90.76
5.500 - 5.999	1,146	330,044,647.51	34.93	287,997.07	5.762	74.12	707	78.89
6.000 - 6.499	927	225,587,108.86	23.87	243,351.79	6.193	75.88	693	74.63
6.500 - 6.999	701	152,436,347.82	16.13	217,455.56	6.656	78.48	683	74.18
7.000 - 7.499	245	49,233,739.38	5.21	200,954.04	7.168	79.42	685	70.49
7.500 - 7.999	149	31,371,323.01	3.32	210,545.79	7.668	79.78	677	61.26
8.000 - 8.499	35	6,751,826.42	0.71	192,909.33	8.161	81.20	678	31.07
8.500 - 8.999	10	1,887,529.56	0.20	188,752.96	8.677	85.50	656	46.52
9.000 - 9.499	4	750,698.36	0.08	187,674.59	9.000	81.95	720	67.30
9.500 - 9.999	2	89,976.51	0.01	44,988.26	9.801	95.00	660	59.13
10.000 - 10.499	1	70,928.50	0.01	70,928.50	10.000	89.99	761	N/A
10.500 - 10.999	1	24,766.56	0.00	24,766.56	10.500	95.00	677	N/A
11.000 - 11.499	1	65,411.37	0.01	65,411.37	11.000	100.00	612	N/A
13.500 - 13.999	1	46,231.73	0.00	46,231.73	13.500	19.50	650	N/A
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0 - 180	64	$13,077,625.28	1.38%	$204,337.90	5.942%	58.53%	697	N/A
181 - 240	18	3,145,347.86	0.33	174,741.55	6.094	57.57	685	N/A
241 - 360	3,621	928,695,587.41	98.28	256,474.89	6.072	75.90	699	78.82
Total:	3,703	$944,918,560.55	100.00%	$255,176.49	6.070%	75.60%	699	77.46%

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
121 - 180	64	$13,077,625.28	1.38%	$204,337.90	5.942%	58.53%	697	N/A
181 - 240	18	3,145,347.86	0.33	174,741.55	6.094	57.57	685	N/A
241 - 300	1	106,690.37	0.01	106,690.37	5.999	59.44	690	N/A
301 - 360	3,620	928,588,897.04	98.27	256,516.27	6.072	75.91	699	78.83
Total:	3,703	$944,918,560.55	100.00%	$255,176.49	6.070%	75.60%	699	77.46%

COLLATERAL TABLES – TOTAL POOL *(continued)*

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0 - 6	3,698	$943,603,030.61	99.86%	$255,165.77	6.069%	75.59%	699	77.48%
7 - 12	5	1,315,529.94	0.14	263,105.99	6.660	83.53	643	68.11
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Combined Loan-to-Value Ratios of Mortgage Loans**

Combined LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0.01 - 25.00	12	$1,133,824.16	0.12%	$94,485.35	6.321%	20.13%	737	29.59%
25.01 - 30.00	17	1,926,289.72	0.20	113,311.16	5.912	27.80	706	20.92
30.01 - 35.00	18	2,585,586.25	0.27	143,643.68	5.843	32.83	716	52.64
35.01 - 40.00	31	6,889,123.62	0.73	222,229.79	5.682	37.72	691	48.48
40.01 - 45.00	40	9,486,877.23	1.00	237,171.93	5.899	43.14	701	54.54
45.01 - 50.00	62	16,305,915.14	1.73	262,998.63	5.748	48.15	703	47.75
50.01 - 55.00	69	20,981,969.67	2.22	304,086.52	5.716	53.02	716	59.71
55.01 - 60.00	120	34,195,804.92	3.62	284,965.04	5.813	58.49	688	63.78
60.01 - 65.00	150	50,121,464.92	5.30	334,143.10	5.776	63.66	699	71.26
65.01 - 70.00	248	64,382,068.29	6.81	259,605.11	6.079	69.02	698	69.94
70.01 - 75.00	239	65,941,304.60	6.98	275,905.04	6.139	73.75	692	63.65
75.01 - 80.00	2,372	609,769,313.70	64.53	257,069.69	6.070	79.75	701	84.14
80.01 - 85.00	36	8,293,443.08	0.88	230,373.42	6.503	84.11	668	63.95
85.01 - 90.00	137	26,154,029.14	2.77	190,905.32	6.674	89.49	681	66.04
90.01 - 95.00	137	24,403,068.47	2.58	178,124.59	6.694	94.71	692	79.78
95.01 - 100.00	15	2,348,477.64	0.25	156,565.18	6.637	99.68	728	59.49
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

**WA Combined LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans and Combined Loan-to-Value Ratios of the Second Lien Mortgage Loans.

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Owner Occupied	2,924	$783,883,666.25	82.96%	$268,086.07	5.986%	75.96%	696	79.74%
Investor	619	123,533,744.22	13.07	199,569.86	6.483	73.41	708	64.87
Second Home	160	37,501,150.08	3.97	234,382.19	6.467	75.30	715	71.36
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

COLLATERAL TABLES – TOTAL POOL *(continued)*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
2-4 Family	251	$77,786,061.99	8.23%	$309,904.63	6.351%	71.07%	699	54.44%
Condo	347	84,112,433.53	8.90	242,398.94	6.027	78.30	709	86.31
Pud	956	223,833,711.67	23.69	234,135.68	6.090	77.58	704	83.44
Single Family	2,149	559,186,353.36	59.18	260,207.70	6.030	75.04	695	76.94
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Purchase	2,321	$573,420,082.25	60.68%	$247,057.34	6.095%	78.64%	706	82.99%
Cashout Refinance	1,041	287,968,124.45	30.48	276,626.44	6.085	70.74	682	65.84
Rate/Term Refinance	341	83,530,353.85	8.84	244,957.05	5.849	71.49	702	79.60
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Full Doc	868	$203,652,105.52	21.55%	$234,622.24	5.817%	76.86%	710	79.86%
No Income, No Asset	540	115,093,355.17	12.18	213,135.84	6.225	70.47	690	67.38
No Ratio	277	81,489,957.08	8.62	294,187.57	6.248	76.10	700	78.52
Reduced	4	1,218,400.00	0.13	304,600.00	6.094	85.68	682	100.00
Stated Income, Stated Asset	736	186,833,462.08	19.77	253,849.81	6.258	75.36	687	67.43
Stated Income, Verified Asset	1,278	356,631,280.70	37.74	279,054.21	6.026	76.52	700	84.29
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
6 Mo Libor Arm	40	$13,098,087.07	1.39%	$327,452.18	5.909%	76.41%	707	N/A
6 Mo Libor Arm (IO)	168	58,609,054.00	6.20	348,863.42	5.611	77.15	698	100.00 %
2/6 Arm	150	34,458,036.04	3.65	229,720.24	6.562	77.12	673	N/A
2/6 Arm (IO)	781	214,013,097.00	22.65	274,024.45	6.021	78.15	691	100.00
3/6 Arm	36	7,311,529.60	0.77	203,098.04	6.510	75.02	660	N/A
3/6 Arm (IO)	218	55,477,150.00	5.87	254,482.34	5.905	76.54	699	100.00
5/6 Arm	112	28,347,094.57	3.00	253,099.06	6.069	74.38	690	N/A
5/6 Arm (IO)	1,037	245,950,959.00	26.03	237,175.47	5.984	77.11	705	100.00
7/6 Arm	3	779,197.07	0.08	259,732.36	5.231	46.95	675	N/A
7/6 Arm (IO)	37	13,305,212.00	1.41	359,600.32	5.413	73.20	720	100.00
10/6 Arm	1	184,265.38	0.02	184,265.38	5.125	79.61	722	N/A
10/6 Arm (IO)	39	12,019,900.00	1.27	308,202.56	5.575	75.45	756	100.00
15Y Fixed Amort	60	12,879,742.34	1.36	214,662.37	5.874	57.97	697	N/A
20Y Fixed Amort	18	3,145,347.86	0.33	174,741.55	6.094	57.57	685	N/A
25Y Fixed Amort	1	106,690.37	0.01	106,690.37	5.999	59.44	690	N/A
30Y Fixed Amort	496	112,435,798.31	11.90	226,685.08	6.375	71.28	696	N/A
30Y Fixed Amort (IO)	502	132,599,517.00	14.03	264,142.46	6.315	73.64	706	100.00
Fixed 2nds Balloons	4	197,882.94	0.02	49,470.74	10.370	94.86	681	N/A
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
6 Mo Libor	2,622	$683,553,581.73	72.34%	$260,699.31	5.975%	77.11%	698	87.69%
Fixed	1,081	261,364,978.82	27.66	241,780.74	6.319	71.67	701	50.73
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

COLLATERAL TABLES – TOTAL POOL *(continued)*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
California	1,484	$487,279,339.42	51.57%	$328,355.35	5.918%	74.37%	699	78.70%
Georgia	621	125,915,207.96	13.33	202,762.01	5.856	77.39	714	89.06
Florida	341	65,908,722.95	6.98	193,280.71	6.513	77.64	698	80.05
New Jersey	165	42,701,404.67	4.52	258,796.39	6.413	76.21	684	60.14
New York	88	28,339,521.06	3.00	322,040.01	6.221	70.85	694	37.04
Michigan	133	18,888,802.60	2.00	142,021.07	6.073	78.89	690	95.47
Massachusetts	63	18,358,369.52	1.94	291,402.69	6.312	75.15	702	63.79
Nevada	64	17,694,619.33	1.87	276,478.43	6.361	76.65	685	89.42
Arizona	103	17,392,218.34	1.84	168,856.49	6.662	80.32	694	73.24
Colorado	69	14,879,045.62	1.57	215,638.34	6.128	77.10	710	95.40
Texas	76	11,813,589.71	1.25	155,441.97	6.795	78.66	704	52.27
Washington	50	10,894,703.87	1.15	217,894.08	5.986	80.38	694	82.86
Virginia	41	10,658,702.12	1.13	259,968.34	6.459	78.21	685	87.61
Maryland	37	10,638,151.46	1.13	287,517.61	6.211	77.69	675	72.07
Other	368	63,556,161.92	6.73	172,706.96	6.368	76.16	692	67.20
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Original Prepayment Penalty Term

Original Prepayment Penalty Term*	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
No Penalty	1,010	$254,155,176.19	26.90%	$251,638.79	6.172%	76.07%	697	73.39%
6	41	15,948,357.20	1.69	388,984.32	5.853	74.78	710	72.93
12	269	86,741,545.79	9.18	322,459.28	6.125	74.00	693	72.55
24	1,015	262,364,318.52	27.77	258,487.01	6.027	76.89	696	84.65
36	1,068	242,684,628.37	25.68	227,232.80	6.120	74.64	697	73.35
60	300	83,024,534.48	8.79	276,748.45	5.737	74.73	719	85.25
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

*A substantial portion of the hybrid adjustable-rate mortgage loans with prepayment penalty terms in excess of the fixed rate period on the mortgage loans contain a provision where the related borrower does not have to pay a prepayment penalty during the first three months after the fixed rate period.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
576 - 600	24	$6,232,563.44	0.66%	$259,690.14	6.645%	77.39%	593	18.27%
601 - 625	150	33,301,386.53	3.52	222,009.24	6.506	74.11	619	65.13
626 - 650	501	123,452,298.05	13.06	246,411.77	6.285	74.57	639	74.54
651 - 675	669	165,510,972.04	17.52	247,400.56	6.205	76.33	664	77.70
676 - 700	727	188,775,188.09	19.98	259,663.26	6.077	76.47	688	74.84
701 - 725	561	143,780,661.51	15.22	256,293.51	6.004	76.03	713	80.45
726 - 750	517	143,380,326.90	15.17	277,331.39	5.901	75.33	738	80.98
751 - 775	303	75,768,302.74	8.02	250,060.41	5.839	76.30	762	86.75
776 - 800	214	56,095,948.30	5.94	262,130.60	5.830	73.09	785	75.97
801 - 825	37	8,620,912.95	0.91	232,997.65	5.676	69.62	807	82.57
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000 - 1.499	1	$189,324.59	0.03%	$189,324.59	7.778%	95.00%	618	N/A
1.500 - 1.999	1	333,750.00	0.05	333,750.00	6.200	75.00	655	100.00 %
2.000 - 2.499	1,268	289,694,554.75	42.38	228,465.74	5.894	76.72	707	91.92
2.500 - 2.999	629	182,137,675.33	26.65	289,567.05	5.988	77.42	696	93.81
3.000 - 3.499	287	76,608,169.28	11.21	266,927.42	5.815	77.99	698	94.88
3.500 - 3.999	205	73,334,202.79	10.73	357,727.82	5.975	75.16	696	71.94
4.000 - 4.499	39	10,964,911.92	1.60	281,151.59	6.221	75.68	672	66.80
4.500 - 4.999	31	9,647,778.89	1.41	311,218.67	5.832	76.72	671	64.32
5.000 - 5.499	39	10,481,548.60	1.53	268,757.66	6.482	77.12	676	57.90
5.500 - 5.999	43	10,542,556.30	1.54	245,175.73	6.462	80.90	649	52.47
6.000 - 6.499	29	7,716,576.02	1.13	266,088.83	6.748	80.46	641	51.32
6.500 - 6.999	33	7,426,778.32	1.09	225,053.89	7.029	84.07	636	68.64
7.000 - 7.499	16	3,958,479.26	0.58	247,404.95	7.760	85.98	644	57.13
8.500 - 8.999	1	517,275.68	0.08	517,275.68	6.750	65.00	784	N/A
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

COLLATERAL TABLES – TOTAL POOL *(continued)*

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
July 2005	2	$832,584.88	0.12%	$416,292.44	6.019%	58.74%	722	78.07%
August 2005	14	4,985,259.70	0.73	356,089.98	5.630	77.60	732	37.01
September 2005	62	22,848,146.73	3.34	368,518.50	5.434	75.68	689	76.35
October 2005	77	25,940,940.31	3.80	336,895.33	5.766	79.48	699	83.98
November 2005	50	16,437,109.45	2.40	328,742.19	5.810	75.23	706	98.69
December 2005	3	663,100.00	0.10	221,033.33	5.913	89.56	693	100.00
October 2006	1	436,000.00	0.06	436,000.00	6.125	80.00	621	100.00
November 2006	1	304,000.00	0.04	304,000.00	6.250	80.00	610	100.00
December 2006	4	1,216,274.20	0.18	304,068.55	6.242	77.05	689	32.54
January 2007	10	3,262,936.32	0.48	326,293.63	6.560	82.59	660	80.84
February 2007	79	23,244,133.71	3.40	294,229.54	6.154	77.68	686	80.68
March 2007	182	48,435,504.41	7.09	266,129.15	6.031	77.21	690	87.23
April 2007	398	104,048,126.83	15.22	261,427.45	6.079	77.96	692	87.45
May 2007	230	61,841,961.57	9.05	268,878.09	6.094	78.23	683	85.33
June 2007	26	5,682,196.00	0.83	218,546.00	6.445	81.92	685	96.51
November 2007	1	156,000.00	0.02	156,000.00	4.875	80.00	716	100.00
December 2007	1	109,600.00	0.02	109,600.00	7.250	80.00	671	100.00
January 2008	6	1,523,709.57	0.22	253,951.60	6.971	78.47	673	64.59
February 2008	39	8,822,644.39	1.29	226,221.65	6.354	79.65	679	84.64
March 2008	52	14,691,719.77	2.15	282,533.07	5.896	76.44	688	89.40
April 2008	85	18,618,598.80	2.72	219,042.34	5.837	75.83	709	89.66
May 2008	67	18,166,102.07	2.66	271,135.85	5.934	74.88	693	89.35
June 2008	3	700,305.00	0.10	233,435.00	5.514	79.98	717	100.00
December 2009	1	83,000.00	0.01	83,000.00	6.875	94.86	644	100.00
January 2010	2	283,369.72	0.04	141,684.86	6.709	80.00	708	46.58
February 2010	93	18,749,705.63	2.74	201,609.74	5.941	77.68	700	92.51
March 2010	404	92,845,717.01	13.58	229,816.13	6.166	77.19	695	86.02
April 2010	436	116,606,493.38	17.06	267,446.09	5.847	76.27	706	90.76
May 2010	197	41,966,597.83	6.14	213,028.42	6.014	77.02	715	93.93
June 2010	16	3,763,170.00	0.55	235,198.13	6.217	78.03	715	87.09
February 2012	2	2,058,480.00	0.30	1,029,240.00	5.169	62.96	718	100.00
March 2012	3	820,800.00	0.12	273,600.00	5.671	79.24	711	100.00
April 2012	20	6,730,597.07	0.98	336,529.85	5.523	68.96	710	88.42
May 2012	14	4,247,532.00	0.62	303,395.14	5.290	78.70	733	100.00
June 2012	1	227,000.00	0.03	227,000.00	5.125	76.95	692	100.00
March 2015	2	738,600.00	0.11	369,300.00	5.326	76.48	778	100.00
April 2015	21	6,204,415.38	0.91	295,448.35	5.461	75.77	737	97.03
May 2015	17	5,261,150.00	0.77	309,479.41	5.728	75.07	773	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
9.000 - 9.499	3	$1,060,000.00	0.16%	$353,333.33	4.329%	69.70%	747	100.00 %
9.500 - 9.999	43	11,157,190.35	1.63	259,469.54	4.817	75.37	728	95.13
10.000 - 10.499	139	42,503,647.14	6.22	305,781.63	5.128	71.56	725	89.46
10.500 - 10.999	486	128,898,660.94	18.86	265,223.58	5.604	75.75	709	92.25
11.000 - 11.499	540	135,441,659.15	19.81	250,817.89	5.781	76.38	698	92.58
11.500 - 11.999	641	165,668,783.52	24.24	258,453.64	5.978	77.68	696	89.72
12.000 - 12.499	298	73,811,595.36	10.80	247,689.92	6.343	78.57	690	87.90
12.500 - 12.999	231	59,069,694.60	8.64	255,712.96	6.727	80.35	679	84.93
13.000 - 13.499	94	22,482,577.02	3.29	239,176.35	7.090	79.31	671	69.55
13.500 - 13.999	62	14,614,359.02	2.14	235,715.47	7.547	80.54	672	60.46
14.000 - 14.499	12	3,145,946.37	0.46	262,162.20	7.884	83.18	653	77.03
14.500 - 14.999	5	1,293,990.04	0.19	258,798.01	8.223	86.00	668	69.69
15.500 - 15.999	3	436,290.90	0.06	145,430.30	7.499	78.14	639	12.19
16.000 - 16.499	1	511,600.00	0.07	511,600.00	4.375	80.00	680	100.00
16.500 - 16.999	4	1,272,669.63	0.19	318,167.41	4.757	80.00	690	81.22
17.000 - 17.499	10	4,187,854.28	0.61	418,785.43	5.234	72.16	695	68.62
17.500 - 17.999	20	7,287,071.40	1.07	364,353.57	5.706	79.40	705	66.36
18.000 - 18.499	28	10,148,592.01	1.48	362,449.71	6.168	77.91	704	39.54
18.500 - 18.999	2	561,400.00	0.08	280,700.00	6.681	80.00	677	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000 - 1.499	1	$189,324.59	0.03%	$189,324.59	7.778%	95.00%	618	N/A
2.000 - 2.499	1,267	289,599,554.75	42.37	228,571.08	5.893	76.73	707	91.92%
2.500 - 2.999	628	182,024,875.33	26.63	289,848.53	5.988	77.41	696	93.80
3.000 - 3.499	287	76,608,169.28	11.21	266,927.42	5.815	77.99	698	94.88
3.500 - 3.999	205	73,334,202.79	10.73	357,727.82	5.975	75.16	696	71.94
4.000 - 4.499	34	9,163,152.87	1.34	269,504.50	6.401	75.69	669	68.12
4.500 - 4.999	3	486,459.15	0.07	162,153.05	6.319	80.00	676	82.64
5.000 - 5.499	26	7,515,127.50	1.10	289,043.37	6.368	74.57	691	74.90
5.500 - 5.999	46	14,223,501.66	2.08	309,206.56	5.866	77.94	673	68.03
6.000 - 6.499	34	8,193,294.79	1.20	240,979.26	6.252	81.22	650	37.49
6.500 - 6.999	47	11,478,794.69	1.68	244,229.67	6.738	80.78	642	58.24
7.000 - 7.499	23	5,692,862.04	0.83	247,515.74	7.266	78.80	632	41.97
7.500 - 7.999	16	3,682,866.96	0.54	230,179.19	7.598	87.29	649	53.08
8.000 - 8.499	3	826,246.94	0.12	275,415.65	8.048	90.00	652	80.93
8.500 - 8.999	2	535,148.39	0.08	267,574.20	8.838	92.44	613	51.29
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000	138	$45,781,439.35	6.70%	$331,749.56	5.624%	77.01%	700	95.96%
1.500	27	6,902,008.38	1.01	255,629.94	6.517	82.92	653	69.40
2.000	39	11,152,401.48	1.63	285,959.01	6.011	76.66	727	83.10
2.500	2	410,627.43	0.06	205,313.72	6.537	76.27	616	62.73
2.875	1	112,750.00	0.02	112,750.00	5.875	77.76	761	100.00
3.000	1,095	285,972,939.52	41.84	261,162.50	6.057	77.49	689	87.64
5.000	1,107	258,047,095.99	37.75	233,104.87	5.982	76.99	703	90.37
6.000	213	75,174,319.58	11.00	352,931.08	5.791	75.63	714	76.06
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000	2,607	$678,986,965.24	99.33%	$260,447.63	5.972%	77.09%	698	87.82%
1.500	12	3,533,518.77	0.52	294,459.90	6.591	79.38	651	66.13
2.000	1	263,497.72	0.04	263,497.72	6.250	80.00	727	N/A
3.000	1	232,000.00	0.03	232,000.00	6.250	80.00	692	100.00
6.000	1	537,600.00	0.08	537,600.00	5.500	80.00	676	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Adjustable Rate Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		2,622	
Total Outstanding Loan Principal Balance		$683,553,582	
Average Outstanding Loan Principal Balance		$266,699	$40,000 - $1,839,800
WA Coupon		5.975%	3.625% - 9.750%
WA Remaining Term (mo.)		358	352 - 360
WA Combined LTV**		77.10%	14.89% - 100.00%
WA FICO*		698	585 – 822
WA Seasoning (mo.)		2	0 - 8
Interest Only Loans		87.69%	
1st Liens		100.00%	
2nd Liens		0.00%	
Simultaneous 2nd Liens		49.59%	
Loan Type			
ARM		100.00%	
Fixed		0.00%	
Geographic Distribution			
	CA	53.59%	
	GA	12.26%	
	FL	6.94%	
ARM Characteristics			
Gross Margin		2.941%	1.000% - 8.750%
Initial Periodic Cap		3.919%	1.000% - 6.000%
Subsequent Periodic Cap		1.008%	1.000% - 6.000%
Lifetime Maximum Rate		11.762%	9.250% - 18.875%
Lifetime Minimum Rate		2.989%	1.000% - 8.875%

*Zero Values Excluded

**WA Combined LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans and Combined Loan-to-Value Ratios of the Second Lien Mortgage Loans.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance	Average Balance	WA Coupon*	WA Comb LTV*	WA FICO*	IO %
25,000.01 - 50,000.00	2	$88,500.00	0.01%	$44,250.00	7.149%	76.14%	657	100.00%
50,000.01 - 75,000.00	53	3,375,251.00	0.49	63,683.98	6.695	70.07	705	69.95
75,000.01 - 100,000.00	152	13,413,635.00	1.96	88,247.60	6.302	75.60	695	86.31
100,000.01 - 125,000.00	206	23,502,685.00	3.44	114,090.70	6.289	79.05	693	90.76
125,000.01 - 150,000.00	246	33,898,628.00	4.96	137,799.30	6.186	78.99	693	88.27
150,000.01 - 175,000.00	225	36,577,733.00	5.35	162,567.70	6.132	78.55	697	86.37
175,000.01 - 200,000.00	209	39,085,371.00	5.72	187,011.34	6.124	77.96	695	84.06
200,000.01 - 225,000.00	199	42,359,767.00	6.20	212,863.15	6.047	77.97	690	87.48
225,000.01 - 250,000.00	190	45,239,260.00	6.62	238,101.37	5.905	77.52	702	82.95
250,000.01 - 275,000.00	164	43,195,742.00	6.32	263,388.67	5.985	78.04	692	90.28
275,000.01 - 300,000.00	174	50,202,453.00	7.34	288,519.84	5.887	77.54	698	83.39
300,000.01 - 325,000.00	144	45,082,523.00	6.59	313,073.08	5.860	77.60	701	86.77
325,000.01 - 359,650.00	160	55,004,581.00	8.04	343,778.63	5.867	78.60	701	88.23
359,650.01 - 500,000.00	323	135,327,399.00	19.79	418,970.28	5.932	77.90	700	89.08
500,000.01 -1,000,000.00	164	103,255,018.00	15.10	629,603.77	5.922	74.93	698	90.23
>1,000,000.00	11	14,144,630.00	2.07	1,285,875.45	5.520	58.86	709	90.81
Total:	**2,622**	**$683,753,176.00**	**100.00%**	**$260,775.43**	**5.975%**	**77.10%**	**698**	**87.66%**

*weighted by original balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
25,000.01 - 50,000.00	2	$88,500.00	0.01%	$44,250.00	7.149%	76.14%	657	100.00%
50,000.01 - 75,000.00	53	3,373,706.61	0.49	63,654.84	6.695	70.07	705	69.98
75,000.01 - 100,000.00	152	13,409,418.45	1.96	88,219.86	6.302	75.60	695	86.34
100,000.01 - 125,000.00	206	23,498,067.14	3.44	114,068.29	6.289	79.05	693	90.78
125,000.01 - 150,000.00	247	34,040,126.33	4.98	137,814.28	6.188	78.99	693	87.90
150,000.01 - 175,000.00	225	36,590,931.24	5.35	162,626.36	6.136	78.55	698	86.34
175,000.01 - 200,000.00	209	39,094,604.70	5.72	187,055.52	6.120	77.97	695	84.04
200,000.01 - 225,000.00	198	42,147,399.63	6.17	212,865.65	6.045	77.96	690	87.92
225,000.01 - 250,000.00	190	45,223,675.78	6.62	238,019.35	5.905	77.52	702	82.98
250,000.01 - 275,000.00	164	43,186,349.20	6.32	263,331.40	5.985	78.04	692	90.30
275,000.01 - 300,000.00	174	50,184,737.78	7.34	288,418.03	5.887	77.54	698	83.42
300,000.01 - 325,000.00	145	45,393,288.76	6.64	313,057.16	5.862	77.59	701	86.18
325,000.01 - 359,650.00	162	55,741,068.49	8.15	344,080.67	5.862	78.61	701	87.07
359,650.01 - 500,000.00	320	134,215,612.63	19.63	419,423.79	5.933	77.90	700	89.81
500,000.01 -1,000,000.00	164	103,224,973.63	15.10	629,420.57	5.922	74.93	698	90.25
>1,000,000.00	11	14,141,121.36	2.07	1,285,556.49	5.520	58.86	709	90.83
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
3.500 - 3.999	2	$376,282.51	0.06%	$188,141.26	3.666%	65.33%	688	67.46%
4.000 - 4.499	15	6,183,991.36	0.90	412,266.09	4.259	68.74	730	79.03
4.500 - 4.999	114	33,074,358.09	4.84	290,125.95	4.812	73.85	722	94.39
5.000 - 5.499	334	101,811,822.90	14.89	304,825.82	5.243	73.38	712	92.58
5.500 - 5.999	843	237,172,050.42	34.70	281,342.88	5.744	76.98	704	90.90
6.000 - 6.499	611	149,078,524.98	21.81	243,991.04	6.187	78.01	690	85.81
6.500 - 6.999	447	100,130,709.56	14.65	224,006.06	6.653	79.58	679	84.14
7.000 - 7.499	153	33,518,661.74	4.90	219,076.22	7.171	80.21	683	78.21
7.500 - 7.999	85	18,366,536.53	2.69	216,076.90	7.651	80.44	680	68.09
8.000 - 8.499	12	2,700,470.35	0.40	225,039.20	8.128	82.85	670	57.15
8.500 - 8.999	5	1,086,973.29	0.16	217,394.66	8.667	86.12	654	62.79
9.500 - 9.999	1	53,200.00	0.01	53,200.00	9.750	95.00	664	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
241 - 360	2,622	$683,553,581.73	100.00%	$260,699.31	5.975%	77.11%	698	87.69%
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
301 - 360	2,622	$683,553,581.73	100.00%	$260,699.31	5.975%	77.11%	698	87.69%
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0 - 6	2,619	$682,657,581.73	99.87%	$260,655.82	5.975%	77.10%	698	87.67%
7 - 12	3	896,000.00	0.13	298,666.67	5.950	80.00	634	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Combined Loan-to-Value Ratios of Mortgage Loans**

Combined LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0.01 - 25.00	1	$69,887.71	0.01%	$69,887.71	7.125%	14.89%	725	N/A
25.01 - 30.00	3	368,279.93	0.05	122,759.98	5.668	27.21	714	52.59%
30.01 - 35.00	6	928,442.51	0.14	154,740.42	5.517	32.39	720	86.81
35.01 - 40.00	8	2,830,612.36	0.41	353,826.55	5.179	36.67	673	76.10
40.01 - 45.00	14	4,340,904.31	0.64	310,064.59	5.826	42.94	688	82.26
45.01 - 50.00	24	6,218,312.44	0.91	259,096.35	5.361	48.18	701	67.08
50.01 - 55.00	27	9,265,016.40	1.36	343,148.76	5.566	52.92	716	84.01
55.01 - 60.00	64	19,275,487.18	2.82	301,179.49	5.595	58.63	688	85.74
60.01 - 65.00	78	26,663,390.08	3.90	341,838.33	5.579	63.80	693	89.70
65.01 - 70.00	164	42,532,033.38	6.22	259,341.67	5.921	69.22	692	83.02
70.01 - 75.00	159	44,043,961.11	6.44	277,006.04	5.982	73.89	698	71.56
75.01 - 80.00	1,849	482,169,216.94	70.54	260,772.97	5.983	79.78	700	90.44
80.01 - 85.00	25	5,199,227.40	0.76	207,969.10	6.492	83.71	661	83.63
85.01 - 90.00	95	19,735,914.49	2.89	207,746.47	6.580	89.41	677	77.94
90.01 - 95.00	102	19,377,505.49	2.83	189,975.54	6.593	94.67	689	88.11
95.01 - 100.00	3	535,390.00	0.08	178,463.33	6.145	100.00	705	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

**WA Combined LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans and Combined Loan-to-Value Ratios of the Second Lien Mortgage Loans.

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Owner Occupied	2,111	$576,504,112.37	84.34%	$273,095.27	5.904%	77.33%	696	89.27%
Investor	388	79,727,407.28	11.66	205,483.01	6.353	75.65	705	77.44
Second Home	123	27,322,062.08	4.00	222,130.59	6.358	76.63	725	84.05
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
2-4 Family	143	$46,411,873.02	6.79%	$324,558.55	6.323%	75.46%	695	63.47%
Condo	284	70,209,015.30	10.27	247,214.84	5.932	78.81	708	92.13
Pud	680	162,573,734.50	23.78	239,079.02	5.991	78.28	703	91.68
Single Family	1,515	404,358,958.91	59.16	266,903.60	5.936	76.53	694	88.09
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Purchase	1,782	$456,825,851.35	66.83%	$256,355.70	6.003%	78.98%	705	89.06%
Cashout Refinance	588	169,695,772.99	24.83	288,598.25	5.963	72.97	677	81.49
Rate/Term Refinance	252	57,031,957.39	8.34	226,317.29	5.783	74.38	699	95.13
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Full Doc	611	$138,354,920.51	20.24%	$226,440.13	5.710%	77.50%	708	90.28%
No Income, No Asset	309	74,316,553.84	10.87	240,506.65	6.110	73.70	692	81.19
No Ratio	208	63,739,333.31	9.32	306,439.10	6.151	77.18	700	85.40
Reduced	4	1,218,400.00	0.18	304,600.00	6.094	85.68	682	100.00
Stated Income, Stated Asset	499	127,336,877.65	18.63	255,184.12	6.164	77.66	686	80.24
Stated Income, Verified Asset	991	278,587,496.42	40.76	281,117.55	5.943	77.51	699	92.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
6 Mo Libor Arm	40	$13,098,087.07	1.92%	$327,452.18	5.909%	76.41%	707	N/A
6 Mo Libor Arm (IO)	168	58,609,054.00	8.57	348,863.42	5.611	77.15	698	100.00%
2/6 Arm	150	34,458,036.04	5.04	229,720.24	6.562	77.12	673	N/A
2/6 Arm (IO)	781	214,013,097.00	31.31	274,024.45	6.021	78.15	691	100.00
3/6 Arm	36	7,311,529.60	1.07	203,098.04	6.510	75.02	660	N/A
3/6 Arm (IO)	218	55,477,150.00	8.12	254,482.34	5.905	76.54	699	100.00
5/6 Arm	112	28,347,094.57	4.15	253,099.06	6.069	74.38	690	N/A
5/6 Arm (IO)	1,037	245,950,959.00	35.98	237,175.47	5.984	77.11	705	100.00
7/6 Arm	3	779,197.07	0.11	259,732.36	5.231	46.95	675	N/A
7/6 Arm (IO)	37	13,305,212.00	1.95	359,600.32	5.413	73.20	720	100.00
10/6 Arm	1	184,265.38	0.03	184,265.38	5.125	79.61	722	N/A
10/6 Arm (IO)	39	12,019,900.00	1.76	308,202.56	5.575	75.45	756	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
6 Mo Libor	2,622	$683,553,581.73	100.00%	$260,699.31	5.975%	77.11%	698	87.69%
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
California	1,090	$366,339,893.36	53.59%	$336,091.65	5.844%	76.40%	698	88.12%
Georgia	414	83,776,480.14	12.26	202,358.65	5.714	77.40	714	97.13
Florida	236	47,446,581.60	6.94	201,044.84	6.376	78.60	700	87.83
New Jersey	109	30,263,007.09	4.43	277,642.27	6.267	77.18	686	66.70
Michigan	128	18,373,596.14	2.69	143,543.72	6.032	79.12	691	97.36
Nevada	53	14,849,369.91	2.17	280,176.79	6.344	77.90	679	94.25
Massachusetts	49	14,583,684.32	2.13	297,626.21	6.249	76.10	706	71.84
Arizona	70	12,353,805.44	1.81	176,482.93	6.499	80.70	695	80.11
Colorado	55	12,117,434.22	1.77	220,316.99	6.051	76.72	712	97.70
New York	33	9,720,382.44	1.42	294,557.04	6.234	77.85	678	48.01
Virginia	35	9,134,243.37	1.34	260,978.38	6.311	78.81	678	99.21
Washington	38	8,623,792.15	1.26	226,941.90	5.869	80.52	694	90.05
Maryland	28	8,095,947.01	1.18	289,140.96	6.146	78.79	676	87.92
Texas	42	7,273,497.68	1.06	173,178.52	6.680	77.81	698	58.03
Other	242	40,601,866.86	5.94	167,776.31	6.287	77.51	690	89.66
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Original Prepayment Penalty Term

Original Prepayment Penalty Term*	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
No Penalty	788	$191,706,608.00	28.05%	$243,282.50	6.123%	77.57%	694	83.37%
6	38	14,645,524.75	2.14	385,408.55	5.824	75.27	713	72.59
12	189	63,379,133.42	9.27	335,339.33	5.998	75.91	694	83.98
24	819	222,034,783.91	32.48	271,104.74	5.942	77.81	695	90.80
36	598	138,799,274.87	20.31	232,105.81	5.967	76.46	697	89.16
60	190	52,988,256.78	7.75	278,885.56	5.613	76.10	723	94.99
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

*A substantial portion of the hybrid adjustable-rate mortgage loans with prepayment penalty terms in excess of the fixed rate period on the mortgage loans contain a provision where the related borrower does not have to pay a prepayment penalty during the first three months after the fixed rate period.

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
576 - 600	23	$6,085,990.96	0.89%	$264,608.30	6.621%	77.49%	593	18.71%
601 - 625	101	23,655,201.69	3.46	234,209.92	6.460	75.69	619	75.65
626 - 650	334	85,891,810.55	12.57	257,161.11	6.210	76.62	639	87.90
651 - 675	492	124,603,520.77	18.23	253,259.19	6.093	77.02	664	87.61
676 - 700	530	139,102,384.84	20.35	262,457.33	5.969	77.74	688	85.60
701 - 725	399	103,622,019.44	15.16	259,704.31	5.905	76.81	713	88.69
726 - 750	364	101,633,550.99	14.87	279,213.05	5.813	77.67	738	91.35
751 - 775	221	57,727,376.26	8.45	261,209.85	5.744	78.01	762	93.68
776 - 800	137	35,340,213.19	5.17	257,957.76	5.713	76.04	785	91.15
801 - 825	21	5,891,513.04	0.86	280,548.24	5.421	69.41	807	94.60
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000 - 1.499	1	$189,324.59	0.03%	$189,324.59	7.778%	95.00%	618	N/A
1.500 - 1.999	1	333,750.00	0.05	333,750.00	6.200	75.00	655	100.00%
2.000 - 2.499	1,268	289,694,554.75	42.38	228,465.74	5.894	76.72	707	91.92
2.500 - 2.999	629	182,137,675.33	26.65	289,567.05	5.988	77.42	696	93.81
3.000 - 3.499	287	76,608,169.28	11.21	266,927.42	5.815	77.99	698	94.88
3.500 - 3.999	205	73,334,202.79	10.73	357,727.82	5.975	75.16	696	71.94
4.000 - 4.499	39	10,964,911.92	1.60	281,151.59	6.221	75.68	672	66.80
4.500 - 4.999	31	9,647,778.89	1.41	311,218.67	5.832	76.72	671	64.32
5.000 - 5.499	39	10,481,548.60	1.53	268,757.66	6.482	77.12	676	57.90
5.500 - 5.999	43	10,542,556.30	1.54	245,175.73	6.462	80.90	649	52.47
6.000 - 6.499	29	7,716,576.02	1.13	266,088.83	6.748	80.46	641	51.32
6.500 - 6.999	33	7,426,778.32	1.09	225,053.89	7.029	84.07	636	68.64
7.000 - 7.499	16	3,958,479.26	0.58	247,404.95	7.760	85.98	644	57.13
8.500 - 8.999	1	517,275.68	0.08	517,275.68	6.750	65.00	784	N/A
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
July 2005	2	$832,584.88	0.12%	$416,292.44	6.019%	58.74%	722	78.07%
August 2005	14	4,985,259.70	0.73	356,089.98	5.630	77.60	732	37.01
September 2005	62	22,848,146.73	3.34	368,518.50	5.434	75.68	689	76.35
October 2005	77	25,940,940.31	3.80	336,895.33	5.766	79.48	699	83.98
November 2005	50	16,437,109.45	2.40	328,742.19	5.810	75.23	706	98.69
December 2005	3	663,100.00	0.10	221,033.33	5.913	89.56	693	100.00
October 2006	1	436,000.00	0.06	436,000.00	6.125	80.00	621	100.00
November 2006	1	304,000.00	0.04	304,000.00	6.250	80.00	610	100.00
December 2006	4	1,216,274.20	0.18	304,068.55	6.242	77.05	689	32.54
January 2007	10	3,262,936.32	0.48	326,293.63	6.560	82.59	660	80.84
February 2007	79	23,244,133.71	3.40	294,229.54	6.154	77.68	686	80.68
March 2007	182	48,435,504.41	7.09	266,129.15	6.031	77.21	690	87.23
April 2007	398	104,048,126.83	15.22	261,427.45	6.079	77.96	692	87.45
May 2007	230	61,841,961.57	9.05	268,878.09	6.094	78.23	683	85.33
June 2007	26	5,682,196.00	0.83	218,546.00	6.445	81.92	685	96.51
November 2007	1	156,000.00	0.02	156,000.00	4.875	80.00	716	100.00
December 2007	1	109,600.00	0.02	109,600.00	7.250	80.00	671	100.00
January 2008	6	1,523,709.57	0.22	253,951.60	6.971	78.47	673	64.59
February 2008	39	8,822,644.39	1.29	226,221.65	6.354	79.65	679	84.64
March 2008	52	14,691,719.77	2.15	282,533.07	5.896	76.44	688	89.40
April 2008	85	18,618,598.80	2.72	219,042.34	5.837	75.83	709	89.66
May 2008	67	18,166,102.07	2.66	271,135.85	5.934	74.88	693	89.35
June 2008	3	700,305.00	0.10	233,435.00	5.514	79.98	717	100.00
December 2009	1	83,000.00	0.01	83,000.00	6.875	94.86	644	100.00
January 2010	2	283,369.72	0.04	141,684.86	6.709	80.00	708	46.58
February 2010	93	18,749,705.63	2.74	201,609.74	5.941	77.68	700	92.51
March 2010	404	92,845,717.01	13.58	229,816.13	6.166	77.19	695	86.02
April 2010	436	116,606,493.38	17.06	267,446.09	5.847	76.27	706	90.76
May 2010	197	41,966,597.83	6.14	213,028.42	6.014	77.02	715	93.93
June 2010	16	3,763,170.00	0.55	235,198.13	6.217	78.03	715	87.09
February 2012	2	2,058,480.00	0.30	1,029,240.00	5.169	62.96	718	100.00
March 2012	3	820,800.00	0.12	273,600.00	5.671	79.24	711	100.00
April 2012	20	6,730,597.07	0.98	336,529.85	5.523	68.96	710	88.42
May 2012	14	4,247,532.00	0.62	303,395.14	5.290	78.70	733	100.00
June 2012	1	227,000.00	0.03	227,000.00	5.125	76.95	692	100.00
March 2015	2	738,600.00	0.11	369,300.00	5.326	76.48	778	100.00
April 2015	21	6,204,415.38	0.91	295,448.35	5.461	75.77	737	97.03
May 2015	17	5,261,150.00	0.77	309,479.41	5.728	75.07	773	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
9.000 - 9.499	3	$1,060,000.00	0.16%	$353,333.33	4.329%	69.70%	747	100.00%
9.500 - 9.999	43	11,157,190.35	1.63	259,469.54	4.817	75.37	728	95.13
10.000 - 10.499	139	42,503,647.14	6.22	305,781.63	5.128	71.56	725	89.46
10.500 - 10.999	486	128,898,660.94	18.86	265,223.58	5.604	75.75	709	92.25
11.000 - 11.499	540	135,441,659.15	19.81	250,817.89	5.781	76.38	698	92.58
11.500 - 11.999	641	165,668,783.52	24.24	258,453.64	5.978	77.68	696	89.72
12.000 - 12.499	298	73,811,595.36	10.80	247,689.92	6.343	78.57	690	87.90
12.500 - 12.999	231	59,069,694.60	8.64	255,712.96	6.727	80.35	679	84.93
13.000 - 13.499	94	22,482,577.02	3.29	239,176.35	7.090	79.31	671	69.55
13.500 - 13.999	62	14,614,359.02	2.14	235,715.47	7.547	80.54	672	60.46
14.000 - 14.499	12	3,145,946.37	0.46	262,162.20	7.884	83.18	653	77.03
14.500 - 14.999	5	1,293,990.04	0.19	258,798.01	8.223	86.00	668	69.69
15.500 - 15.999	3	436,290.90	0.06	145,430.30	7.499	78.14	639	12.19
16.000 - 16.499	1	511,600.00	0.07	511,600.00	4.375	80.00	680	100.00
16.500 - 16.999	4	1,272,669.63	0.19	318,167.41	4.757	80.00	690	81.22
17.000 - 17.499	10	4,187,854.28	0.61	418,785.43	5.234	72.16	695	68.62
17.500 - 17.999	20	7,287,071.40	1.07	364,353.57	5.706	79.40	705	66.36
18.000 - 18.499	28	10,148,592.01	1.48	362,449.71	6.168	77.91	704	39.54
18.500 - 18.999	2	561,400.00	0.08	280,700.00	6.681	80.00	677	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000 - 1.499	1	$189,324.59	0.03%	$189,324.59	7.778%	95.00%	618	N/A
2.000 - 2.499	1,267	289,599,554.75	42.37	228,571.08	5.893	76.73	707	91.92%
2.500 - 2.999	628	182,024,875.33	26.63	289,848.53	5.988	77.41	696	93.80
3.000 - 3.499	287	76,608,169.28	11.21	266,927.42	5.815	77.99	698	94.88
3.500 - 3.999	205	73,334,202.79	10.73	357,727.82	5.975	75.16	696	71.94
4.000 - 4.499	34	9,163,152.87	1.34	269,504.50	6.401	75.69	669	68.12
4.500 - 4.999	3	486,459.15	0.07	162,153.05	6.319	80.00	676	82.64
5.000 - 5.499	26	7,515,127.50	1.10	289,043.37	6.368	74.57	691	74.90
5.500 - 5.999	46	14,223,501.66	2.08	309,206.56	5.866	77.94	673	68.03
6.000 - 6.499	34	8,193,294.79	1.20	240,979.26	6.252	81.22	650	37.49
6.500 - 6.999	47	11,478,794.69	1.68	244,229.67	6.738	80.78	642	58.24
7.000 - 7.499	23	5,692,862.04	0.83	247,515.74	7.266	78.80	632	41.97
7.500 - 7.999	16	3,682,866.96	0.54	230,179.19	7.598	87.29	649	53.08
8.000 - 8.499	3	826,246.94	0.12	275,415.65	8.048	90.00	652	80.93
8.500 - 8.999	2	535,148.39	0.08	267,574.20	8.838	92.44	613	51.29
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000	138	$45,781,439.35	6.70%	$331,749.56	5.624%	77.01%	700	95.96%
1.500	27	6,902,008.38	1.01	255,629.94	6.517	82.92	653	69.40
2.000	39	11,152,401.48	1.63	285,959.01	6.011	76.66	727	83.10
2.500	2	410,627.43	0.06	205,313.72	6.537	76.27	616	62.73
2.875	1	112,750.00	0.02	112,750.00	5.875	77.76	761	100.00
3.000	1,095	285,972,939.52	41.84	261,162.50	6.057	77.49	689	87.64
5.000	1,107	258,047,095.99	37.75	233,104.87	5.982	76.99	703	90.37
6.000	213	75,174,319.58	11.00	352,931.08	5.791	75.63	714	76.06
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000	2,607	$678,986,965.24	99.33%	$260,447.63	5.972%	77.09%	698	87.82%
1.500	12	3,533,518.77	0.52	294,459.90	6.591	79.38	651	66.13
2.000	1	263,497.72	0.04	263,497.72	6.250	80.00	727	N/A
3.000	1	232,000.00	0.03	232,000.00	6.250	80.00	692	100.00
6.000	1	537,600.00	0.08	537,600.00	5.500	80.00	676	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Fixed Rate Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		1,081	
Total Outstanding Loan Principal Balance		$261,364,979	
Average Outstanding Loan Principal Balance		$241,781	$24,767 - $1,500,000
WA Coupon		6.319%	4.750% - 13.500%
WA Remaining Term (mo.)		348	169 - 360
WA Combined LTV**		71.67%	14.47% - 100.00%
WA FICO*		701	598 – 814
WA Seasoning (mo.)		2	0 - 11
Interest Only Loans		50.73%	
1st Liens		99.92%	
2nd Liens		0.08%	
Simultaneous 2nd Liens		32.71%	
Loan Type			
ARM		0.00%	
Fixed		100.00%	
Geographic Distribution			
	CA	46.27%	
	GA	16.12%	
	NY	7.12%	

*Zero Values Excluded

**WA Combined LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans and Combined Loan-to-Value Ratios of the Second Lien Mortgage Loans.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance	Average Balance	WA Coupon*	WA Comb LTV*	WA FICO*	IO %
0.01 - 25,000.00	1	$25,000.00	0.01%	$25,000.00	10.500%	95.00%	677	N/A
25,000.01 - 50,000.00	8	362,745.00	0.14	45,343.13	8.360	61.19	691	13.51%
50,000.01 - 75,000.00	52	3,330,768.00	1.27	64,053.23	7.106	68.92	701	27.28
75,000.01 - 100,000.00	82	7,349,400.00	2.81	89,626.83	6.651	68.34	696	45.60
100,000.01 - 125,000.00	104	11,929,409.00	4.56	114,705.86	6.473	70.70	709	46.44
125,000.01 - 150,000.00	124	17,021,467.00	6.50	137,269.90	6.437	70.44	698	40.42
150,000.01 - 175,000.00	103	16,658,936.00	6.37	161,737.24	6.513	72.45	698	47.56
175,000.01 - 200,000.00	96	18,004,382.00	6.88	187,545.65	6.471	72.15	684	38.41
200,000.01 - 225,000.00	74	15,727,010.00	6.01	212,527.16	6.306	73.12	693	47.22
225,000.01 - 250,000.00	73	17,401,426.00	6.65	238,375.70	6.320	72.38	701	45.14
250,000.01 - 275,000.00	45	11,750,070.00	4.49	261,112.67	6.359	77.21	684	46.31
275,000.01 - 300,000.00	52	14,930,771.00	5.71	287,130.21	6.442	71.83	692	57.93
300,000.01 - 325,000.00	33	10,296,432.00	3.93	312,013.09	6.294	72.84	706	51.77
325,000.01 - 359,650.00	40	13,771,780.00	5.26	344,294.50	6.459	72.83	684	44.73
359,650.01 - 500,000.00	115	48,592,020.00	18.57	422,539.30	6.119	72.18	705	55.45
500,000.01 -1,000,000.00	75	48,731,000.00	18.62	649,746.67	6.152	71.01	714	59.35
>1,000,000.00	4	5,795,000.00	2.21	1,448,750.00	6.053	58.39	714	74.20
Total:	**1,081**	**$261,677,616.00**	**100.00%**	**$242,069.95**	**6.319%**	**71.67%**	**701**	**50.67%**

*weighted by original balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0.01 - 25,000.00	1	$24,766.56	0.01%	$24,766.56	10.500%	95.00%	677	N/A
25,000.01 - 50,000.00	8	361,747.92	0.14	45,218.49	8.360	61.17	691	13.55%
50,000.01 - 75,000.00	52	3,326,641.82	1.27	63,973.88	7.105	68.92	701	27.31
75,000.01 - 100,000.00	82	7,335,995.98	2.81	89,463.37	6.652	68.35	696	45.68
100,000.01 - 125,000.00	104	11,914,537.64	4.56	114,562.86	6.473	70.71	709	46.50
125,000.01 - 150,000.00	125	17,145,583.17	6.56	137,164.67	6.430	70.18	698	40.13
150,000.01 - 175,000.00	102	16,486,806.15	6.31	161,635.35	6.522	72.76	697	48.06
175,000.01 - 200,000.00	96	17,979,614.74	6.88	187,287.65	6.471	72.16	684	38.47
200,000.01 - 225,000.00	74	15,707,680.12	6.01	212,265.95	6.307	73.12	693	47.28
225,000.01 - 250,000.00	73	17,374,717.26	6.65	238,009.83	6.320	72.39	701	45.21
250,000.01 - 275,000.00	47	12,285,796.22	4.70	261,399.92	6.332	77.32	685	44.29
275,000.01 - 300,000.00	50	14,362,057.35	5.50	287,241.15	6.469	71.53	691	60.23
300,000.01 - 325,000.00	33	10,287,677.48	3.94	311,747.80	6.294	72.84	706	51.81
325,000.01 - 359,650.00	41	14,114,449.90	5.40	344,254.88	6.445	72.91	685	43.64
359,650.01 - 500,000.00	114	48,184,395.87	18.44	422,670.14	6.120	72.16	705	55.92
500,000.01 -1,000,000.00	75	48,681,892.08	18.63	649,091.89	6.152	71.02	714	59.41
>1,000,000.00	4	5,790,618.56	2.22	1,447,654.64	6.053	58.39	714	74.26
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
4.500 - 4.999	2	$759,089.17	0.29%	$379,544.59	4.750%	70.86%	771	N/A
5.000 - 5.499	13	4,352,480.93	1.67	334,806.23	5.366	61.83	737	48.12%
5.500 - 5.999	303	92,872,597.09	35.53	306,510.22	5.809	66.82	714	48.23
6.000 - 6.499	316	76,508,583.88	29.27	242,115.77	6.205	71.73	698	52.84
6.500 - 6.999	254	52,305,638.26	20.01	205,927.71	6.661	76.38	690	55.11
7.000 - 7.499	92	15,715,077.64	6.01	170,816.06	7.163	77.75	690	54.03
7.500 - 7.999	64	13,004,786.48	4.98	203,199.79	7.692	78.86	672	51.62
8.000 - 8.499	23	4,051,356.07	1.55	176,145.92	8.184	80.10	684	13.68
8.500 - 8.999	5	800,556.27	0.31	160,111.25	8.691	84.66	659	24.42
9.000 - 9.499	4	750,698.36	0.29	187,674.59	9.000	81.95	720	67.30
9.500 - 9.999	1	36,776.51	0.01	36,776.51	9.875	95.00	653	N/A
10.000 - 10.499	1	70,928.50	0.03	70,928.50	10.000	89.99	761	N/A
10.500 - 10.999	1	24,766.56	0.01	24,766.56	10.500	95.00	677	N/A
11.000 - 11.499	1	65,411.37	0.03	65,411.37	11.000	100.00	612	N/A
13.500 - 13.999	1	46,231.73	0.02	46,231.73	13.500	19.50	650	N/A
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0 - 180	64	$13,077,625.28	5.00%	$204,337.90	5.942%	58.53%	697	N/A
181 - 240	18	3,145,347.86	1.20	174,741.55	6.094	57.57	685	N/A
241 - 360	999	245,142,005.68	93.79	245,387.39	6.343	72.55	701	54.09%
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
121 - 180	64	$13,077,625.28	5.00%	$204,337.90	5.942%	58.53%	697	N/A
181 - 240	18	3,145,347.86	1.20	174,741.55	6.094	57.57	685	N/A
241 - 300	1	106,690.37	0.04	106,690.37	5.999	59.44	690	N/A
301 - 360	998	245,035,315.31	93.75	245,526.37	6.343	72.56	701	54.11%
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0 - 6	1,079	$260,945,448.88	99.84%	$241,840.08	6.316%	71.64%	701	50.82%
7 - 12	2	419,529.94	0.16	209,764.97	8.177	91.07	662	N/A
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Combined Loan-to-Value Ratios of Mortgage Loans**

Combined LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0.01 - 25.00	11	$1,063,936.45	0.41%	$96,721.50	6.268%	20.47%	738	31.53%
25.01 - 30.00	14	1,558,009.79	0.60	111,286.41	5.970	27.94	704	13.44
30.01 - 35.00	12	1,657,143.74	0.63	138,095.31	6.026	33.08	713	33.49
35.01 - 40.00	23	4,058,511.26	1.55	176,457.01	6.034	38.45	704	29.21
40.01 - 45.00	26	5,145,972.92	1.97	197,922.04	5.961	43.30	712	31.16
45.01 - 50.00	38	10,087,602.70	3.86	265,463.23	5.987	48.12	704	35.83
50.01 - 55.00	42	11,716,953.27	4.48	278,975.08	5.834	53.10	717	40.50
55.01 - 60.00	56	14,920,317.74	5.71	266,434.25	6.094	58.31	688	35.42
60.01 - 65.00	72	23,458,074.84	8.98	325,806.60	5.998	63.50	705	50.30
65.01 - 70.00	84	21,850,034.91	8.36	260,119.46	6.386	68.61	708	44.46
70.01 - 75.00	80	21,897,343.49	8.38	273,716.79	6.454	73.46	680	47.73
75.01 - 80.00	523	127,600,096.76	48.82	243,977.24	6.399	79.64	701	60.34
80.01 - 85.00	11	3,094,215.68	1.18	281,292.33	6.521	84.79	681	30.89
85.01 - 90.00	42	6,418,114.65	2.46	152,812.25	6.962	89.74	695	29.45
90.01 - 95.00	35	5,025,562.98	1.92	143,587.51	7.084	94.87	703	47.70
95.01 - 100.00	12	1,813,087.64	0.69	151,090.64	6.782	99.58	735	47.52
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

**WA Combined LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans and Combined Loan-to-Value Ratios of the Second Lien Mortgage Loans.

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Owner Occupied	813	$207,379,553.88	79.34%	$255,079.40	6.213%	72.16%	699	53.24%
Investor	231	43,806,336.94	16.76	189,637.82	6.719	69.34	712	41.98
Second Home	37	10,179,088.00	3.89	275,110.49	6.761	71.71	687	37.29
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
2-4 Family	108	$31,374,188.97	12.00%	$290,501.75	6.393%	64.57%	704	41.08%
Condo	63	13,903,418.23	5.32	220,689.18	6.510	75.71	713	56.95
Pud	276	61,259,977.17	23.44	221,956.44	6.352	75.74	708	61.59
Single Family	634	154,827,394.45	59.24	244,207.25	6.275	71.14	696	47.84
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Purchase	539	$116,594,230.90	44.61%	$216,315.83	6.454%	77.31%	710	59.24%
Cashout Refinance	453	118,272,351.46	45.25	261,086.87	6.261	67.55	689	43.38
Rate/Term Refinance	89	26,498,396.46	10.14	297,734.79	5.991	65.28	710	46.16
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Full Doc	257	$65,297,185.01	24.98%	$254,074.65	6.045%	75.50%	714	57.79%
No Income, No Asset	231	40,776,801.33	15.60	176,522.95	6.433	64.59	688	42.23
No Ratio	69	17,750,623.77	6.79	257,255.42	6.596	72.21	701	53.82
Stated Income, Stated Asset	237	59,496,584.43	22.76	251,040.44	6.459	70.42	691	40.01
Stated Income, Verified Asset	287	78,043,784.28	29.86	271,929.56	6.320	72.99	703	56.75
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
15Y Fixed Amort	60	$12,879,742.34	4.93%	$214,662.37	5.874%	57.97%	697	N/A
20Y Fixed Amort	18	3,145,347.86	1.20	174,741.55	6.094	57.57	685	N/A
25Y Fixed Amort	1	106,690.37	0.04	106,690.37	5.999	59.44	690	N/A
30Y Fixed Amort	496	112,435,798.31	43.02	226,685.08	6.375	71.28	696	N/A
30Y Fixed Amort (IO)	502	132,599,517.00	50.73	264,142.46	6.315	73.64	706	100.00%
Fixed 2nds Balloons	4	197,882.94	0.08	49,470.74	10.370	94.86	681	N/A
Total:	1,081	$261,364,978.82	100.00%	$241,780.74	6.319%	71.67%	701	50.73%

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Fixed	1,081	$261,364,978.82	100.00%	$241,780.74	6.319%	71.67%	701	50.73%
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
California	394	$120,939,446.06	46.27%	$306,952.91	6.142%	68.22%	701	50.16%
Georgia	207	42,138,727.82	16.12	203,568.73	6.138	77.38	713	73.03
New York	55	18,619,138.62	7.12	338,529.79	6.214	67.19	703	31.32
Florida	105	18,462,141.35	7.06	175,829.92	6.865	75.19	693	60.05
New Jersey	56	12,438,397.58	4.76	222,114.24	6.769	73.82	680	44.18
Arizona	33	5,038,412.90	1.93	152,679.18	7.060	79.37	691	56.41
Connecticut	21	4,782,808.10	1.83	227,752.77	6.304	67.39	674	23.25
Pennsylvania	32	4,653,067.79	1.78	145,408.37	6.487	76.26	687	14.00
Texas	34	4,540,092.03	1.74	133,532.12	6.978	80.02	715	43.05
Massachusetts	14	3,774,685.20	1.44	269,620.37	6.558	71.48	686	32.70
Nevada	11	2,845,249.42	1.09	258,659.04	6.444	70.16	716	64.18
Colorado	14	2,761,611.40	1.06	197,257.96	6.468	78.75	701	85.30
Other	105	20,371,200.55	7.79	194,011.43	6.632	75.43	700	33.25
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
No Penalty	222	$62,448,568.19	23.89%	$281,299.86	6.322%	71.48%	705	42.76%
6	3	1,302,832.45	0.50	434,277.48	6.173	69.32	683	76.79
12	80	23,362,412.37	8.94	292,030.15	6.470	68.81	690	41.52
24	196	40,329,534.61	15.43	205,762.93	6.494	71.81	701	50.79
36	470	103,885,353.50	39.75	221,032.67	6.323	72.21	697	52.24
60	110	30,036,277.70	11.49	273,057.07	5.955	72.31	712	68.06
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
576 - 600	1	$146,572.48	0.06%	$146,572.48	7.650%	73.13%	598	N/A
601 - 625	49	9,646,184.84	3.69	196,860.92	6.620	70.24	619	39.35%
626 - 650	167	37,560,487.50	14.37	224,913.10	6.458	69.88	639	43.99
651 - 675	177	40,907,451.27	15.65	231,115.54	6.547	74.24	664	47.52
676 - 700	197	49,672,803.25	19.01	252,146.21	6.378	72.91	687	44.70
701 - 725	162	40,158,642.07	15.36	247,892.85	6.258	73.99	713	59.21
726 - 750	153	41,746,775.91	15.97	272,854.74	6.114	69.65	740	55.71
751 - 775	82	18,040,926.48	6.90	220,011.30	6.145	70.82	762	64.60
776 - 800	77	20,755,735.11	7.94	269,555.00	6.028	68.06	786	50.14
801 - 825	16	2,729,399.91	1.04	170,587.49	6.226	70.06	807	56.59
Total:	1,081	$261,364,978.82	100.00%	$241,780.74	6.319%	71.67%	701	50.73%

Opteum

Opteum Mortgage Acceptance Corporation,
Asset-Backed Pass-Through Certificates,
Series 2005-3*

Approximate Total Offered Size: $935,469,000

Opteum Financial Services, LLC
Seller and Servicer

Wells Fargo Bank, N.A.
Master Servicer and Securities Administrator

Opteum Mortgage Acceptance Corporation
Depositor

Tranche	Amount(1)	Int. Type / Class	Coupons	Ratings (S&P/ Moody's)	Principal Window (Call/Mat)(2)	WAL (Call/Mat)(2)
Class A-1A	$309,701,000	Floating Rate / Super Senior	1m Libor + [ ]%	AAA/Aaa	1-21 / 1-21	1.00 / 1.00 Yr
Class A-1B	$287,792,000	Floating Rate / Super Senior	1m Libor + [ ]%	AAA/Aaa	21-57 / 21-57	3.00 / 3.00 Yr
Class A-1C	$184,049,000	Floating Rate / Super Senior	1m Libor + [ ]%	AAA/Aaa	57-97 / 57-226	6.92 / 8.15 Yr
Class A-2	$86,838,000	Floating Rate / Senior Support	1m Libor + [ ]%	AAA/Aaa	1-97 / 1-226	3.13 / 3.42 Yr
Class M-1	$14,173,000	Floating Rate / Mezz	1m Libor + [ ]%	AA+/Aa1	37-97 / 37-147	5.34 / 5.82 Yr
Class M-2	$12,756,000	Floating Rate / Mezz	1m Libor + [ ]%	AA/Aa2	37-97 / 37-139	5.33 / 5.75 Yr
Class M-3	$8,032,000	Floating Rate / Mezz	1m Libor + [ ]%	AA-/Aa3	37-97 / 37-129	5.33 / 5.68 Yr
Class M-4	$6,142,000	Floating Rate / Mezz	1m Libor + [ ]%	A+/A1	37-97 / 37-121	5.33 / 5.61 Yr
Class M-5	$6,142,000	Floating Rate / Mezz	1m Libor + [ ]%	A/A2	37-97 / 37-115	5.33 / 5.53 Yr
Class M-6	$5,670,000	Floating Rate / Mezz	1m Libor + [ ]%	A-/A3	37-97 / 37-106	5.33 / 5.41 Yr
Class M-7	$4,725,000	Floating Rate / Mezz	1m Libor +[ ]%	BBB+/Baa1	37-97 / 37-97	5.25 / 5.25 Yr
Class M-8	$4,724,000	Floating Rate / Mezz	1m Libor +[ ]%	BBB/Baa2	37-87 / 37-87	5.02 / 5.02 Yr
Class M-9	$4,725,000	Floating Rate / Mezz	1m Libor +[ ]%	BBB-/Baa3	37-75 / 37-75	4.61 / 4.61 Yr
Non-Offered Certificates						
Class M-10	$4,724,000	Floating Rate / Mezz	1m Libor +[ ]%	BB+/Ba1	37-59/37-59	3.68/ 3.68 Yr

(1) Certificate sizes are subject to change (+/- 5%).
(2) Calculated based on the Pricing Speed
*All numbers are preliminary and subject to change.

Transaction Overview:

Sole Manager:	**Citigroup Global Markets Inc.**
Rating Agencies:	S&P / Moody's
Trustee:	HSBC Bank USA
Securities Administrator:	Wells Fargo Bank, N.A.
Expected Pricing Date:	June 3, 2005
Expected Settlement Date:	June 17, 2005

For Further Information:

Mortgage Finance	**MBS Trading**	**MBS Structuring**
Joel Katz (212) 723-6508	Jim De Mare (212) 723-6325	Shekhar Shah (212) 723-6404
Perry DeFelice Jr. (212) 723-1153	Matthew Cherwin (212) 723-6325	Neil Aggarwal (212) 723-6406
Venkat Veerubhotla (212) 723-6662	Eliot Rubenzahl (212) 723-6325	Soohuck Chun (212) 723-6415
Robert B. Murphy (212) 723-1146		

Structure Summary

Title of Securities:	Opteum Mortgage Acceptance Corporation, Asset-Backed Pass-Through Certificates, Series 2005-3.
Offered Certificates:	Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates.
Non-Offered Certificates:	Class M-10, Class C, Class P and Class R Certificates.
Class A Certificates:	Class A-1A, Class A-1B, Class A-1C and Class A-2 Certificates.
Class A-1 Certificates:	Class A-1A, Class A-1B and Class A-1C Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates.
Seller and Servicer:	Opteum Financial Services, LLC.
Master Servicer:	Wells Fargo Bank, N.A.
Subservicer:	Cenlar FSB.
Depositor:	Opteum Mortgage Acceptance Corporation.
Trustee:	HSBC Bank USA, National Association.
Securities Administrator:	Wells Fargo Bank, N.A.
Swap Provider:	Bear Stearns Financial Products, Inc.
LPMI Policy Providers:	United Guaranty Insurance, Radian Guaranty Corporation and PMI Mortgage Insurance Company
Closing Date:	On or about June 17, 2005.
Distribution Dates:	25th of each month, or if such day is not a business day, the next succeeding business day, commencing July 25, 2005.
Cut-off Date:	June 1, 2005.
Record Date:	For the Offered Certificates the business day preceding the Distribution Date.
Master Servicing Fee:	The Master Servicing Fee for the Mortgage Loans will be 0.0125% per annum.
Servicing Fee:	The Servicing Fee for the fixed rate Mortgage Loans will be 0.250% per annum and the Servicing Fee for the adjustable rate Mortgage Loans will be 0.375% per annum, provided that for any adjustable rate Mortgage Loan that has an initial period during which its interest rate is fixed the Servicing Fee will equal 0.250% per annum during the initial fixed rate period. On and after the first interest rate adjustment date, for any such Mortgage Loan, the Servicing Fee will equal 0.375% per annum. The Servicing Fee for the second lien Mortgage Loans will be 0.500% per annum.
Administrative Fees:	The Master Servicing Fee, the related Servicing Fees, and the fee payable for those loans which are covered under the Mortgage Insurance Policy. The fees of the Securities Administrator and the Trustee will be paid by the Master Servicer.
Denomination:	$100,000 and multiples of $1 in excess thereof.
SMMEA Eligibility:	The Offered Certificates will not be SMMEA eligible.
ERISA Eligibility:	The Offered Certificates will not be ERISA eligible.

Tax Status: One or more REMIC elections will be made with respect to the Trust.

Structure Summary (continued)

Interest Payment Delay: The Offered Certificates have a 0 day delay.

Day Count: The Offered Certificates are Actual/360.

Accrued Interest: 0 days. The Offered Certificates will settle flat.

Mortgage Pool: The Mortgage Loans will consist of fixed and adjustable rate closed-end mortgage loans, which accrue interest on an actuarial basis and are secured by first and second lien mortgages on one-to four-family properties with an aggregate principal balance as of the Cut-off Date of approximately $944,918,561. There will be approximately 1,081 fixed rate Mortgage Loans with an aggregate principal balance as of the Cut-off Date of approximately $261,364,979 and approximately 2,622 adjustable rate Mortgage Loans (most of which will have an initial fixed rate period) with an aggregate principal balance as of the Cut-off Date of approximately $683,553,582.

Interest Accrual Period: For any Distribution Date will be the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date.

Structure: Floating-Rate Senior/Mezzanine/Overcollateralization Structure

Pricing Speed: 4% CPR growing to 18% CPR over 12 months for the fixed rate Mortgage Loans
4% CPR growing to 30% CPR over 12 months for the adjustable rate Mortgage Loans

Pass-Through Rate: The monthly Pass-Through Rate for the Offered Certificates and Class M-10 Certificates on each Distribution Date will be the lesser of the Net WAC Rate and the following:

Class	Prior to Optional Termination Date	On or After Optional Termination Date
Class A-1A	1ml + [_]	1ml + 2.0x [_]
Class A-1B	1ml + [_]	1ml + 2.0x [_]
Class A-1C	1ml + [_]	1ml + 2.0x [_]
Class A-2	1ml + [_]	1ml + 2.0x [_]
Class M-1	1ml + [_]	1ml + 1.5x [_]
Class M-2	1ml + [_]	1ml + 1.5x [_]
Class M-3	1ml + [_]	1ml + 1.5x [_]
Class M-4	1ml + [_]	1ml + 1.5x [_]
Class M-5	1ml + [_]	1ml + 1.5x [_]
Class M-6	1ml + [_]	1ml + 1.5x [_]
Class M-7	1ml + [_]	1ml + 1.5x [_]
Class M-8	1ml + [_]	1ml + 1.5x [_]
Class M-9	1ml +[_]	1ml + 1.5x [_]
Class M-10	1ml + [_]	1ml + 1.5x [_]

Net WAC Rate The weighted average of the Mortgage Rates on the Mortgage Loans as of the beginning of the related mortgage due period minus the aggregate Administrative Fee rate adjusted for any net swap payments out of the trust. The Net WAC Rate is subject to an adjustment based on the actual number of days that have elapsed in the Interest Accrual Period.

Principal Payments for Class A Certificates: Prior to the Stepdown Date, the Class A Certificates will receive all principal collected on the related mortgage loans unless the Class A Certificates are paid to zero.

On or after the Stepdown Date and assuming no Trigger Event is in effect, principal paid to the Class A Certificates will be an amount such that the Class A Certificates will have approximately [16.20]% of the current balance of the mortgage loans as credit enhancement (which is approximately 2x the initial Senior Enhancement Percentage).

Principal Payments for Class M Certificates: The Class M Certificates will receive no principal payments before the Stepdown Date, unless the Class A Certificates are paid to zero. On or after the Stepdown Date and assuming no Trigger Event is in effect, principal will be shared among the Class M Certificates to maintain, in each case, approximately 2x their respective initial credit support.

Structure Summary (continued)

Optional Termination: The Servicer will have the right to purchase all of the Mortgage Loans and REO properties in the mortgage pool once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Interest Carry Forward Amount: For any Distribution Date and a class of Class A or Class M Certificates, the sum of:

(x) the excess, if any, of the interest accrued at the related Pass-Through Rate and any Interest Carry Forward Amount for the prior Distribution Date, over the amount in respect of interest actually distributed on each class on such prior Distribution Date and

(y) interest on such excess at the applicable Pass-Through Rate.

Basis Risk Shortfall Carry-Forward Amount: For any Distribution Date and a class of Class A or Class M Certificates the sum of, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate, over (b) the amount of interest such class of Certificates accrued for such Distribution Date if the Pass-Through Rate for such Distribution Date is limited to the Net WAC Rate, (ii) the unpaid portion of any such amounts from the prior Distribution Date and (iii) accrued interest on the amounts described in clause (ii) at the then applicable Pass-Through Rate. The ratings on each class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carry-Forward Amount.

Excess Interest: Interest generated on the Mortgage Loans is expected to be more than the interest required to be distributed on the Class A and Class M Certificates, resulting in Excess Interest. Excess Interest to the extent it is not used for other required purposes, including to cover interest shortfalls on the Class A and Class M Certificates or to fund any Overcollateralization Increase Amount, will be distributable to the Class C Certificates.

Senior Enhancement Percentage: For any Distribution Date is the percentage obtained by dividing

(x) the sum of:

- (i) the aggregate Certificate Principal Balance of the Class M Certificates, before taking into account the distribution of the Principal Distribution Amount on such Distribution Date, and
- (ii) the Overcollateralization Amount, before taking into account the distribution of the Principal Distribution Amount on such Distribution Date by

(y) the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period.

Principal Remittance Amount: With respect to any Distribution Date, the amount equal to the sum (net of certain amounts, including amounts reimbursable therefrom to the Master Servicer and the Servicer) of the following amounts with respect to the related Mortgage Loans and the immediately preceding Due Period: (i) each scheduled payment of principal on a mortgage loan due during the related Due Period if received or advanced, (ii) all unscheduled collections including full and partial principal prepayments received during the previous calendar month, and (iii) the principal portion of all proceeds received with respect to the repurchase of Mortgage Loans during the preceding calendar month.

Structure Summary (continued)

Principal Distribution Amount: On any Distribution Date, the lesser of (i) the outstanding principal balance of the Class A and Class M Certificates and (ii) the sum of (A) the Principal Remittance Amount minus any net swap payments or swap termination payment due to the Swap Counterparty remaining unpaid (after application of interest collections used for this purpose on such Distribution Date) and (B) any Excess Interest or net swap payments or swap termination payment due to the Trust allocable to principal in order to build or maintain the Overcollateralization Target Amount less any Overcollateralization Release Amount.

Class A Principal Distribution Amount: With respect to any Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, the Principal Distribution Amount. With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the lesser of (i) the Principal Distribution Amount and (ii) the excess, if any, of the outstanding principal balance of the Class A Certificates over the lesser of (a) approximately 83.80% times the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (b) the excess of the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period over approximately 0.50% of the aggregate principal balance of the Mortgage Loans as of the cut-off date.

All distributions of principal to the Class A Certificates on any Distribution Date will be allocated to the Class A-1 and Class A-2 Certificates on a pro rata basis based on the aggregate Certificate Principal Balance of the Class A-1 Certificates immediately prior to such Distribution Date and the Certificate Principal Balance of the Class A-2 Certificates immediately prior to such Distribution Date. Any distributions of principal allocated to the Class A-1 Certificates will be distributed first to the Class A-1A Certificates, until the Certificate Principal Balance of the Class A-1A Certificates has been reduced to zero, second to the Class A-1B Certificates, until the Certificate Principal Balance of the Class A-1B Certificates has been reduced to zero, and third to the Class A-1C Certificates until the Certificate Principal Balance of the Class A-1C Certificates has been reduced to zero; however, on any Distribution Date on or after which the aggregate Certificate Principal Balance of the Class M Certificates has been reduced to zero, principal will be allocated to the Class A Certificates on a pro-rata basis.

Structure Summary (continued)

Class M Principal Distribution Amount: The Class M Certificates will <u>not</u> receive any principal payments until the Stepdown Date unless the Class A Certificates are paid to zero. In such case, the Class M Certificates will receive the remaining Principal Distribution Amount, sequentially in order of seniority until the certificate principal balance of each such class is reduced to zero. On or after the Stepdown Date (provided no Trigger Event is in effect), principal will be paid on the Class M Certificates, as follows:

(i) First, to the Class M-1 Certificates until approximately a 13.20% Credit Enhancement Percentage is reached (based on 2x the Class M-1 Initial Credit Enhancement Percentage),

(ii) Then to the Class M-2 Certificates until approximately a 10.50% Credit Enhancement Percentage is reached (based on 2x the Class M-2 Initial Credit Enhancement Percentage),

(iii) Then to the Class M-3 Certificates, until approximately a 8.80% Credit Enhancement Percentage is reached (based on 2x the Class M-3 Initial Credit Enhancement Percentage),

(iv) Then to the Class M-4 Certificates, until approximately a 7.50% Credit Enhancement Percentage is reached (based on 2x the Class M-4 Initial Credit Enhancement Percentage),

(v) Then to the Class M-5 Certificates, until approximately a 6.20% Credit Enhancement Percentage is reached (based on 2x the Class M-5 Initial Credit Enhancement Percentage),

(vi) Then to the Class M-6 Certificates, until approximately a 5.00% Credit Enhancement Percentage is reached (based on 2x the Class M-6 Initial Credit Enhancement Percentage),

(vii) Then to the Class M-7 Certificates, until approximately a 4.00% Credit Enhancement Percentage is reached (based on 2x the Class M-7 Initial Credit Enhancement Percentage),

(viii) Then to the Class M-8 Certificates, until approximately a 3.00% Credit Enhancement Percentage is reached (based on 2x the Class M-8 Initial Credit Enhancement Percentage),

(ix) Then to the Class M-9 Certificates, until approximately a 2.00% Credit Enhancement Percentage is reached (based on 2x the Class M-9 Initial Credit Enhancement Percentage),

(x) Then to the Class M-10 Certificates, until approximately a 1.00% Credit Enhancement Percentage is reached (based on 2x the Class M-10 Initial Credit Enhancement Percentage),

On or after the Stepdown Date, if a Trigger Event is in effect, the Principal Distribution Amount will be paid sequentially first to the Class A Certificates, on a pro rata basis, based on the Certificate Principal Balances thereof, and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Credit Enhancement Percentage is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

Structure Summary

Credit Enhancement:

Credit Enhancement will be provided by:

- Monthly Excess Interest
- Overcollateralization
- Subordination
  - Class A Certificates are senior to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates
  - Class M Certificates with a higher numerical designation are subordinate to those Class M Certificates with a lower numerical designation

Initial Credit Support*		**On or After Stepdown Date****	
Class	Percentage	Class	Percentage
Class A***	8.10%	Class A	16.20%
Class M-1	6.60%	Class M-1	13.20%
Class M-2	5.25%	Class M-2	10.50%
Class M-3	4.40%	Class M-3	8.80%
Class M-4	3.75%	Class M-4	7.50%
Class M-5	3.10%	Class M-5	6.20%
Class M-6	2.50%	Class M-6	5.00%
Class M-7	2.00%	Class M-7	4.00%
Class M-8	1.50%	Class M-8	3.00%
Class M-9	1.00%	Class M-9	2.00%
Class M-10	0.50%	Class M-10	1.00%

**Approximate.*

***Targeted.*

****The Class A-1 Certificates will have additional credit support provided by the Class A-2 Certificates.*

Overcollateralization Amount: With respect to any Distribution Date, the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period less the aggregate Certificate Principal Balance of the Class A and Class M Certificates (after taking into account all distributions of principal on such Distribution Date).

Overcollateralization Increase Amount: As of any Distribution Date, the excess, if any, of:

(x) the Overcollateralization Target Amount for such Distribution Date, over

(y) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates from distributions of the Principal Remittance Amount, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date.

Overcollateralization Target Amount: As of any Distribution Date, the Overcollateralization Target Amount is an amount equal to approximately 0.50% of the principal balance of the Mortgage Loans as of the Cut-off Date;

Overcollateralization Release Amount:

As of any Distribution Date, the lesser of (a) the Principal Remittance Amount and (b) the excess, if any, of:

(x) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates from distributions of the Principal Remittance Amount, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date, over

(y) the Overcollateralization Target Amount for such Distribution Date.

Stepdown Date:

The later to occur of:

- (i) the Distribution Date in July 2008 and
- (ii) the first Distribution Date on which the Senior Enhancement Percentage equals or exceeds approximately 16.20%

Trigger Event:

On a Distribution Date, a Trigger Event will have occurred if:

(i) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the initial Pool Balance exceeds the applicable percentages set forth below with respect to such Distribution Date, or

Distribution Date	Percentage
July 2005 to June 2008	N/A
July 2008 to June 2009	1.00%
July 2009 to June 2010	1.50%
July 2010 to June 2011	2.00%
July 2011and thereafter	2.25%

(ii) If the six-month rolling average of 60+ Day Delinquent Loans equals or exceeds 35% of the Senior Enhancement Percentage.

Allocation of Losses:

Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to net monthly excess cashflow, second, to the Class C Certificates by a reduction in the Overcollateralization Amount, third, to the Class M-10 Certificates, fourth, to the Class M-9 Certificates, fifth, to the Class M-8 Certificates, sixth, to the Class M-7 Certificates, seventh, to the Class M-6 Certificates, eighth, to the Class M-5 Certificates, ninth, to the Class M-4 Certificates, tenth, to the Class M-3 Certificates, eleventh, to the Class M-2 Certificates and twelfth, to the Class M-1 Certifcates. After the aggregate Certificate Principal Balance of the Class M Certificates is reduced to zero, any additional losses will be allocated to the Class A-2 Certificates until the Certificate Principal Balance thereof has been reduced to zero. Losses will not be allocated to the other classes of Class A Certificates; however, there may be insufficient amounts available in the trust fund to reduce the Certificate Principal Balance of these classes to zero on the final Distribution Date.

Investors in the Class A-1 Certificates should note, however, that although Realized Loss Amounts cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the mortgage loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Loss Amounts are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Excess Interest (the " Applied Realized Loss Amount"), sequentially.

Advances: The Servicer is required to advance scheduled principal and interest (net of the Servicing Fee) for any delinquent Mortgage Loan. However, the Servicer will make an advance only if it determines that the advance will be recoverable from future payments or collections on that mortgage loan. If the Servicer fails to make any such advance, the Master Servicer will advance any remaining amounts of scheduled principal and interest for any delinquent Mortgage Loan (net of the Master Servicing Fee). The Servicer and Master Servicer, as applicable, are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Prepayment Interest Shortfall: With respect to any Distribution Date, the aggregate shortfall, if any, in collections of interest resulting from mortgagor prepayments during the preceding calendar month.

Compensating Interest: The Servicer is obligated to offset any Prepayment Interest Shortfall on any Distribution Date with Compensating Interest to the extent of its Servicing Fee for such Distribution Date.

Swap Agreement: On the Closing Date, pursuant to a Swap Administration Agreement, the Trustee on behalf of a separate trust created under the Pooling and Servicing Agreement (the "Supplemental Interest Trust") will enter into a Swap Agreement with Bear Stearns Financial Products (the "Swap Counterparty") for the benefit of the Class A and Class M Certificates. The Swap Agreement will have an initial notional amount of approximately $[873,211,419]. Under the Swap Agreement, on each Distribution Date until the swap is retired (i) the Supplemental Interest Trust shall be obligated to pay the Swap Counterparty an amount equal to [4.29]% per annum on a notional balance equal to the lesser of a (a) the swap notional amount for such Distribution Date set forth in the schedule below and (b) the aggregate principal balance of the Class A and Class M Certificates at the beginning of the related calculation period (such lesser amount, the "Notional Balance") and (ii) the Supplemental Interest Trust will be entitled to receive from the Swap Counterparty an amount equal to One-Month LIBOR (as determined pursuant to the Swap Agreement) on the Notional Balance, in each case accrued during the related swap accrual period (days in the case of the first accrual period).

On each such Distribution Date, only the net amount of the two obligations above (the "Net Swap Payment") will be paid by the appropriate party. Upon early termination of the Swap Agreement, the Supplemental Interest Trust or the Swap Counterparty may be liable to make termination payment (the "Swap Termination Payment") to the other party, regardless of which party caused the termination. The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. On each Distribution Date on which the Supplemental Interest Trust is required to make a Net Swap Payment to the Swap Counterparty, the trust will be obligated to make a payment to the Supplemental Interest Trust in the same amount, which payment shall be paid prior to all distributions to Certificateholders. In the event that the Supplemental Interest Trust is require to make a Swap Termination Payment to the Swap Counterparty, the trust will be obligated to make a payment to the Supplemental Interest Trust in the same amount. If the Swap Termination Payment is not due to a Swap Provider Trigger Event, the trust's payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to all distributions to Certificateholders. If the Swap Termination Payment is due to a Swap Provider Trigger Event, such payment will be made subordinate to distributions to all Certificates other than the Class C Certificates.

Shown below is the aggregate swap notional amount schedule, which generally has been derived by adding (A) for the fixed rate collateral, a notional balance corresponding to 1.5 times the pricing speed and (B) for the adjustable rate collateral (1) during the respective fixed rate period, a notional balance corresponding to 1.5 times the pricing speed and (2) during the respective adjustable rate period, zero.

Swap Agreement Notional Balance Schedule

Period	Notional Balance ($)	Period	Notional Balance ($)	Period	Notional Balance ($)
1	873,211,419.48	37	169,137,063.37	73	41,953,759.65
2	863,075,979.45	38	163,301,589.51	74	40,810,266.26
3	850,514,217.50	39	157,685,910.95	75	39,698,136.32
4	835,541,068.58	40	152,281,037.99	76	38,616,493.70
5	818,191,857.24	41	147,078,373.33	77	37,564,487.62
6	798,523,013.98	42	142,069,694.08	78	36,541,291.91
7	776,613,224.78	43	137,247,134.81	79	35,546,104.23
8	752,563,892.42	44	132,603,171.14	80	34,578,145.28
9	726,502,141.14	45	128,130,604.39	81	33,636,658.23
10	698,630,719.37	46	123,822,546.67	82	32,720,907.94
11	669,792,808.53	47	119,672,406.82	83	31,579,779.48
12	642,033,855.50	48	115,673,877.08	84	30,688,163.27
13	615,492,404.85	49	111,820,920.18	85	29,858,838.95
14	590,117,309.01	50	108,107,757.17	86	29,051,861.95
15	565,855,123.03	51	104,528,855.75	87	28,266,628.09
16	542,654,915.59	52	101,078,919.27	88	27,502,549.69
17	520,468,148.72	53	97,752,876.05	89	26,759,055.19
18	499,248,563.78	54	94,545,869.38	90	26,035,588.60
19	478,952,072.64	55	91,453,247.78	91	25,331,609.15
20	459,536,654.13	56	88,470,555.95	92	24,646,590.83
21	440,962,015.82	57	85,593,526.01	93	23,980,021.93
22	423,189,245.25	58	75,534,450.99	94	23,331,404.74
23	304,844,932.80	59	61,814,243.93	95	22,700,255.08
24	293,510,181.46	60	60,123,370.64	96	22,086,101.95
25	282,633,516.16	61	58,479,294.74	97	21,488,487.19
26	272,195,125.32	62	56,880,686.48	98	0.00
27	262,176,095.95	63	55,326,255.64		
28	252,558,371.72	64	53,814,750.35		
29	243,324,712.83	65	52,344,955.80		
30	234,458,658.09	66	50,915,693.17		
31	225,944,488.44	67	49,525,818.36		
32	217,767,192.53	68	48,174,220.96		
33	209,912,433.65	69	46,859,823.24		
34	202,366,142.23	70	45,581,579.05		
35	181,505,431.08	71	44,338,472.86		
36	175,201,733.32	72	43,129,518.75		

Swap Agreement:(*Cont.*)

Pursuant to the Swap Administration Agreement, amounts paid by the trust to the Supplemental Interest Trust as described above, and amounts paid by the Swap Counterparty to the Supplemental Interest Trust under the Swap Agreement, will be deposited into a reserve account (the "Swap Account").

Pursuant to the Swap Administration Agreement, amounts paid by the trust to the Supplemental Interest Trust will be distributed to the Swap Counterparty on each Distribution Date in the following order of priority:

1) to the Swap Counterparty, any Net Swap Payment owed to the Swap Counterparty under the Swap Agreement for such Distribution Date; and
2) to the Swap Counterparty, any Swap Termination Payment owed to the Swap Counterparty under the Swap Agreement.

Pursuant to the Swap Administration Agreement, amounts paid by the Swap Counterparty to the Supplemental Interest Trust will be distributed on each Distribution Date in the following order of priority, in each case to the extent not covered by the net monthly excess cashflow on that Distribution Date:

1) to the holders of the Class A Certificates, on a pro rata basis, to pay accrued and unpaid interest to the extent unpaid from interest collections, but only to the extent of the interest portion of Realized Losses allocated to such Certificates on such Distribution Date;

2) distribution of additional principal to the certificates, until the required level of Overcollateralization Target Amount is reached, but only to the extent of the principal portion of Realized Losses for such Distribution Date or prior Distribution Dates;

3) to the holders of the Class M Certificates, in order of priority, to pay accrued and unpaid interest to the extent unpaid from interest collections, but only to the extent of the interest portion of Realized Losses allocated to such Certificates on such Distribution Date;

4) to pay the holder of the Class A Certificates, pro rata, and then to the Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed;

5) to pay, first to the Class A Certificates, on a pro rata basis based on the remaining Basis Risk Carry-Forward Amounts, any Basis Risk Shortfall Carry-Forward Amount, as applicable, for such Distribution Date and second, sequentially to the Class M Certificates, in order of priority, any Basis Risk Shortfall Carry-Forward Amount for such Distribution Date; and

6) to the parties named in the Swap Administration Agreement, any remaining amounts.

Swap Provider Trigger Event:

A "Swap Provider Trigger Event" shall mean: (i) an Event of Default under the Swap Agreement with respect to which the Swap Counterparty is a Defaulting Party (as defined in the Swap Agreement) or (ii) a Termination Event (including an Additional Termination Event) under the Swap Agreement with respect to which the Swap Provider is the sole Affected Party (as defined in the Swap Agreement).

Sensitivity Analysis – To 10% Optional Termination

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class A-1A					
Avg. Life (yrs)	13.85	1.76	1.00	0.74	0.60
Window (mo)	1 - 233	1 - 41	1 - 21	1 - 15	1 - 12
Expected Final Mat.	Nov-2024	Nov-2008	Mar-2007	Sep-2006	Jun-2006
Class A-1B					
Avg. Life (yrs)	23.06	5.98	3.00	1.92	1.43
Window (mo)	233 - 317	41 - 116	21 - 57	15 - 33	12 - 24
Expected Final Mat.	Nov-2031	Feb-2015	Mar-2010	Mar-2008	Jun-2007
Class A-1C					
Avg. Life (yrs)	27.97	13.38	6.92	4.36	2.80
Window (mo)	317 - 343	116 - 184	57 - 97	33 - 62	24 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class A-2					
Avg. Life (yrs)	20.57	6.05	3.13	2.03	1.42
Window (mo)	1 - 343	1 - 184	1 - 97	1 - 62	1 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class M-1					
Avg. Life (yrs)	26.28	10.36	5.34	3.95	3.61
Window (mo)	268 - 343	61 - 184	37 - 97	40 - 62	43 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class M-2					
Avg. Life (yrs)	26.28	10.36	5.33	3.91	3.61
Window (mo)	268 - 343	61 - 184	37 - 97	39 - 62	43 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class M-3					
Avg. Life (yrs)	26.28	10.36	5.33	3.87	3.56
Window (mo)	268 - 343	61 - 184	37 - 97	39 - 62	42 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class M-4					
Avg. Life (yrs)	26.28	10.36	5.33	3.87	3.48
Window (mo)	268 - 343	61 - 184	37 - 97	38 - 62	41 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009

Sensitivity Analysis – To 10% Optional Termination

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class M-5					
Avg. Life (yrs)	26.28	10.36	5.33	3.83	3.42
Window (mo)	268 - 343	61 - 184	37 - 97	38 - 62	40 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class M-6					
Avg. Life (yrs)	26.28	10.36	5.33	3.83	3.37
Window (mo)	268 - 343	61 - 184	37 - 97	38 - 62	39 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class M-7					
Avg. Life (yrs)	26.25	10.24	5.25	3.77	3.32
Window (mo)	268 - 343	61 - 184	37 - 97	37 - 62	38 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class M-8					
Avg. Life (yrs)	26.14	9.86	5.02	3.58	3.19
Window (mo)	268 - 339	61 - 169	37 - 87	37 - 56	38 - 39
Expected Final Mat.	Sep-2033	Jul-2019	Sep-2012	Feb-2010	Sep-2008
Class M-9					
Avg. Life (yrs)	25.85	9.14	4.61	3.33	3.14
Window (mo)	268 - 333	61 - 148	37 - 75	37 - 48	37 - 38
Expected Final Mat.	Mar-2033	Oct-2017	Sep-2011	Jun-2009	Aug-2008

Sensitivity Analysis – To Maturity

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class A-1A					
Avg. Life (yrs)	13.85	1.76	1.00	0.74	0.60
Window (mo)	1 - 233	1 - 41	1 - 21	1 - 15	1 - 12
Expected Final Mat.	Nov-2024	Nov-2008	Mar-2007	Sep-2006	Jun-2006
Class A-1B					
Avg. Life (yrs)	23.06	5.98	3.00	1.92	1.43
Window (mo)	233 - 317	41 - 116	21 - 57	15 - 33	12 - 24
Expected Final Mat.	Nov-2031	Feb-2015	Mar-2010	Mar-2008	Jun-2007
Class A-1C					
Avg. Life (yrs)	28.22	15.15	8.15	5.19	3.39
Window (mo)	317 - 358	116 - 331	57 - 226	33 - 153	24 - 111
Expected Final Mat.	Apr-2035	Jan-2033	Apr-2024	Mar-2018	Sep-2014
Class A-2					
Avg. Life (yrs)	20.63	6.47	3.42	2.22	1.56
Window (mo)	1 - 358	1 - 331	1 - 226	1 - 153	1 - 111
Expected Final Mat.	Apr-2035	Jan-2033	Apr-2024	Mar-2018	Sep-2014
Class M-1					
Avg. Life (yrs)	26.40	11.09	5.82	4.26	4.10
Window (mo)	268 - 354	61 - 259	37 - 147	40 - 95	45 - 67
Expected Final Mat.	Dec-2034	Jan-2027	Sep-2017	May-2013	Jan-2011
Class M-2					
Avg. Life (yrs)	26.39	11.01	5.75	4.17	3.87
Window (mo)	268 - 353	61 - 248	37 - 139	39 - 89	43 - 63
Expected Final Mat.	Nov-2034	Feb-2026	Jan-2017	Nov-2012	Sep-2010
Class M-3					
Avg. Life (yrs)	26.38	10.91	5.68	4.09	3.72
Window (mo)	268 - 351	61 - 234	37 - 129	39 - 83	42 - 58
Expected Final Mat.	Sep-2034	Dec-2024	Mar-2016	May-2012	Apr-2010
Class M-4					
Avg. Life (yrs)	26.37	10.81	5.61	4.04	3.61
Window (mo)	268 - 350	61 - 223	37 - 121	38 - 77	41 - 55
Expected Final Mat.	Aug-2034	Jan-2024	Jul-2015	Nov-2011	Jan-2010

Sensitivity Analysis – To Maturity

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class M-5					
Avg. Life (yrs)	26.35	10.68	5.53	3.94	3.51
Window (mo)	268 - 348	61 - 212	37 - 115	38 - 73	40 - 51
Expected Final Mat.	Jun-2034	Feb-2023	Jan-2015	Jul-2011	Sep-2009
Class M-6					
Avg. Life (yrs)	26.31	10.49	5.41	3.87	3.41
Window (mo)	268 - 346	61 - 199	37 - 106	38 - 67	39 - 47
Expected Final Mat.	Apr-2034	Jan-2022	Apr-2014	Jan-2011	May-2009
Class M-7					
Avg. Life (yrs)	26.25	10.24	5.25	3.77	3.32
Window (mo)	268 - 343	61 - 184	37 - 97	37 - 62	38 - 43
Expected Final Mat.	Jan-2034	Oct-2020	Jul-2013	Aug-2010	Jan-2009
Class M-8					
Avg. Life (yrs)	26.14	9.86	5.02	3.58	3.19
Window (mo)	268 - 339	61 - 169	37 - 87	37 - 56	38 - 39
Expected Final Mat.	Sep-2033	Jul-2019	Sep-2012	Feb-2010	Sep-2008
Class M-9					
Avg. Life (yrs)	25.85	9.14	4.61	3.33	3.14
Window (mo)	268 - 333	61 - 148	37 - 75	37 - 48	37 - 38
Expected Final Mat.	Mar-2033	Oct-2017	Sep-2011	Jun-2009	Aug-2008

Available Funds Cap - Static Indices

Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)	Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)	Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)
1	3.34	3.99	33	3.42	3.99	65	3.47	3.90
2	3.34	3.99	34	3.42	3.99	66	3.47	3.90
3	3.34	3.99	35	3.43	3.99	67	3.47	3.89
4	3.34	3.99	36	3.43	3.99	68	3.47	3.89
5	3.34	3.99	37	3.43	3.99	69	3.47	3.88
6	3.35	3.99	38	3.43	3.97	70	3.47	3.88
7	3.35	3.99	39	3.43	3.98	71	3.47	3.87
8	3.35	3.99	40	3.43	3.98	72	3.47	3.87
9	3.35	3.99	41	3.44	3.97	73	3.47	3.86
10	3.36	3.99	42	3.44	3.97	74	3.47	3.86
11	3.36	3.99	43	3.44	3.97	75	3.47	3.85
12	3.36	3.99	44	3.44	3.97	76	3.47	3.84
13	3.37	3.99	45	3.44	3.96	77	3.47	3.84
14	3.37	3.99	46	3.44	3.96	78	3.47	3.83
15	3.38	3.99	47	3.45	3.96	79	3.47	3.83
16	3.38	3.99	48	3.45	3.96	80	3.47	3.82
17	3.38	3.99	49	3.45	3.95	81	3.47	3.81
18	3.39	3.99	50	3.45	3.95	82	3.47	3.81
19	3.39	3.99	51	3.46	3.95	83	3.47	3.80
20	3.40	3.99	52	3.46	3.95	84	3.47	3.79
21	3.40	3.99	53	3.46	3.94	85	3.47	3.78
22	3.41	3.99	54	3.46	3.94	86	3.47	3.78
23	3.41	3.99	55	3.47	3.94	87	3.47	3.77
24	3.41	3.99	56	3.47	3.93	88	3.47	3.76
25	3.41	3.99	57	3.47	3.93	89	3.47	3.75
26	3.41	3.99	58	3.47	3.93	90	3.47	3.75
27	3.41	3.99	59	3.47	3.92	91	3.47	3.74
28	3.41	3.99	60	3.47	3.92	92	3.47	3.73
29	3.42	3.99	61	3.47	3.92	93	3.47	3.72
30	3.42	3.99	62	3.47	3.91	94	3.47	3.72
31	3.42	3.99	63	3.47	3.91	95	3.47	3.71
32	3.42	3.99	64	3.47	3.90	96	3.47	3.70
						97	3.47	3.69

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Static Indices: 1-Month Libor; 3.10%; 6-Month Libor; 3.52%
3. Fees include the Master Servicing Fee, the Servicing Fee and the Mortgage Insurance Policy Premium for those loans covered under the Policy

Available Funds Cap - Indices @ 20%

Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)	Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)	Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)
1	20.24	6.54	33	16.25	7.47	65	13.66	8.58
2	20.24	21.06	34	15.92	7.04	66	13.88	8.85
3	20.24	20.11	35	15.82	7.66	67	13.61	8.55
4	20.24	20.71	36	15.60	7.41	68	13.58	8.53
5	20.24	20.08	37	15.74	7.65	69	14.36	9.43
6	20.25	19.42	38	15.28	7.39	70	13.53	8.50
7	20.25	16.85	39	15.17	7.40	71	13.75	8.77
8	20.25	14.99	40	15.32	7.68	72	13.47	8.47
9	20.25	15.76	41	15.28	7.65	73	13.70	8.74
10	20.26	11.05	42	15.40	7.90	74	13.42	8.44
11	20.26	10.42	43	15.13	7.63	75	13.40	8.43
12	20.26	7.50	44	15.06	7.63	76	13.62	8.69
13	20.27	6.51	45	15.62	8.44	77	13.35	8.40
14	20.06	5.88	46	14.93	7.62	78	13.57	8.66
15	19.88	5.88	47	15.10	7.92	79	13.29	8.37
16	19.79	6.09	48	14.83	7.65	80	13.27	8.35
17	19.60	5.95	49	14.96	7.90	81	13.76	8.91
18	19.52	6.15	50	14.70	7.63	82	13.23	8.34
19	19.28	5.95	51	14.64	7.63	83	13.43	8.61
20	19.12	5.95	52	14.77	7.88	84	13.18	8.34
21	19.27	6.61	53	14.52	7.62	85	13.41	8.61
22	18.95	6.09	54	14.66	7.87	86	13.13	8.31
23	16.42	6.93	55	14.39	7.61	87	13.11	8.30
24	16.20	6.71	56	14.33	7.60	88	13.34	8.56
25	16.27	6.93	57	14.92	8.41	89	13.06	8.27
26	16.05	6.70	58	14.17	8.09	90	13.29	8.53
27	15.99	6.71	59	13.98	8.88	91	13.01	8.24
28	16.11	6.97	60	13.78	8.65	92	12.99	8.22
29	16.14	6.99	61	14.01	8.92	93	13.77	9.08
30	16.23	7.22	62	13.73	8.62	94	12.94	8.19
31	16.02	6.98	63	13.70	8.60	95	13.17	8.45
32	15.96	6.97	64	13.93	8.88	96	12.90	8.16
						97	13.12	8.42

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Fees include the Master Servicing Fee, Servicing Fee and the Mortgage Insurance Policy Premium for those loans covered under the Policy
3. Proceeds from swap included

Excess Interest - Static Indices

Pd	Excess Interest (%)	Pd	Excess Interest (%)	Pd	Excess Interest (%)
1	0.18	33	2.12	65	2.21
2	1.32	34	1.99	66	2.30
3	1.32	35	2.11	67	2.21
4	1.36	36	2.04	68	2.22
5	1.41	37	2.11	69	2.49
6	1.43	38	2.06	70	2.23
7	1.42	39	2.07	71	2.32
8	1.43	40	2.15	72	2.24
9	1.51	41	2.08	73	2.33
10	1.45	42	2.16	74	2.24
11	1.48	43	2.08	75	2.25
12	1.47	44	2.09	76	2.34
13	1.51	45	2.32	77	2.26
14	1.49	46	2.10	78	2.35
15	1.50	47	2.18	79	2.27
16	1.54	48	2.10	80	2.27
17	1.52	49	2.18	81	2.45
18	1.56	50	2.11	82	2.28
19	1.53	51	2.11	83	2.38
20	1.54	52	2.20	84	2.30
21	1.68	53	2.12	85	2.39
22	1.59	54	2.20	86	2.31
23	2.01	55	2.13	87	2.31
24	1.95	56	2.13	88	2.41
25	2.02	57	2.37	89	2.33
26	1.96	58	2.14	90	2.42
27	1.96	59	2.28	91	2.34
28	2.03	60	2.19	92	2.34
29	1.97	61	2.28	93	2.61
30	2.04	62	2.20	94	2.35
31	1.98	63	2.20	95	2.45
32	1.98	64	2.29	96	2.37
				97	2.46

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Static Indices: 1-Month Libor; 3.10%; 6-Month Libor; 3.52%

Excess Interest - Forward Indices

Pd	Excess Interest (%)	Pd	Excess Interest (%)	Pd	Excess Interest (%)
1	0.18	33	1.77	65	1.62
2	1.30	34	1.56	66	1.77
3	1.29	35	1.74	67	1.60
4	1.32	36	1.60	68	1.60
5	1.37	37	1.72	69	2.06
6	1.38	38	1.59	70	1.59
7	1.35	39	1.59	71	1.76
8	1.35	40	1.73	72	1.59
9	1.43	41	1.59	73	1.75
10	1.35	42	1.73	74	1.58
11	1.39	43	1.56	75	1.57
12	1.36	44	1.54	76	1.73
13	1.38	45	1.91	77	1.58
14	1.34	46	1.54	78	1.74
15	1.33	47	1.70	79	1.57
16	1.37	48	1.54	80	1.56
17	1.33	49	1.68	81	1.88
18	1.37	50	1.51	82	1.56
19	1.31	51	1.50	83	1.73
20	1.30	52	1.65	84	1.57
21	1.46	53	1.50	85	1.73
22	1.35	54	1.65	86	1.56
23	1.72	55	1.48	87	1.55
24	1.63	56	1.47	88	1.72
25	1.71	57	1.89	89	1.57
26	1.61	58	1.53	90	1.72
27	1.60	59	1.79	91	1.55
28	1.70	60	1.64	92	1.55
29	1.60	61	1.79	93	2.04
30	1.70	62	1.62	94	1.55
31	1.57	63	1.61	95	1.72
32	1.56	64	1.77	96	1.55
				97	1.71

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Run using 1-Month Libor and 6-Month Libor Forward Indices

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		3,703	
Total Outstanding Loan Principle Balance		$944,918,561	
Average Outstanding Loan Principal Balance		$255,176	$24,767 - $1,839,800
WA Coupon		6.070%	3.625% - 13.500%
WA Remaining Term (mo.)		355	169 - 360
WA Combined LTV**		75.60%	14.47% - 100.00%
WA FICO*		699	585 – 822
WA Seasoning (mo.)		2	0 - 11
Interest Only Loans		77.46%	
1st Liens		99.98%	
2nd Liens		0.02%	
Simultaneous 2nd Liens		44.92%	
Loan Type			
ARM		72.34%	
Fixed		27.66%	
Geographic Distribution			
	CA	51.57%	
	GA	13.33%	
	FL	6.98%	
ARM Characteristics			
Gross Margin		2.941%	1.000% - 8.750%
Initial Periodic Cap		3.919%	1.000% - 6.000%
Subsequent Periodic Cap		1.008%	1.000% - 6.000%
Lifetime Maximum Rate		11.762%	9.250% - 18.875%
Lifetime Minimum Rate		2.989%	1.000% - 8.750%

*Zero Values Excluded

**WA Combined LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans and Combined Loan-to-Value Ratios of the Second Lien Mortgage Loans.

COLLATERAL TABLES – TOTAL POOL

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance	Average Balance	WA Coupon*	WA Comb LTV*	WA FICO*	IO %
0.01 - 25,000.00	1	$25,000.00	0.00%	$25,000.00	10.500%	95.00%	677	N/A
25,000.01 - 50,000.00	10	451,245.00	0.05	45,124.50	8.123	64.12	684	30.47%
50,000.01 - 75,000.00	105	6,706,019.00	0.71	63,866.85	6.899	69.50	703	48.75
75,000.01 - 100,000.00	234	20,763,035.00	2.20	88,730.92	6.426	73.03	695	71.90
100,000.01 - 125,000.00	310	35,432,094.00	3.75	114,297.08	6.351	76.24	698	75.84
125,000.01 - 150,000.00	370	50,920,095.00	5.39	137,621.88	6.270	76.13	695	72.28
150,000.01 - 175,000.00	328	53,236,669.00	5.63	162,306.92	6.251	76.64	697	74.23
175,000.01 - 200,000.00	305	57,089,753.00	6.04	187,179.52	6.233	76.13	692	69.66
200,000.01 - 225,000.00	273	58,086,777.00	6.14	212,772.08	6.117	76.65	691	76.58
225,000.01 - 250,000.00	263	62,640,686.00	6.63	238,177.51	6.020	76.09	702	72.45
250,000.01 - 275,000.00	209	54,945,812.00	5.81	262,898.62	6.065	77.87	690	80.88
275,000.01 - 300,000.00	226	65,133,224.00	6.89	288,200.11	6.014	76.23	697	77.55
300,000.01 - 325,000.00	177	55,378,955.00	5.86	312,875.45	5.941	76.72	702	80.27
325,000.01 - 359,650.00	200	68,776,361.00	7.27	343,881.81	5.985	77.44	698	79.52
359,650.01 - 500,000.00	438	183,919,419.00	19.45	419,907.35	5.981	76.39	701	80.19
500,000.01 -1,000,000.00	239	151,986,018.00	16.08	635,924.76	5.996	73.68	703	80.33
>1,000,000.00	15	19,939,630.00	2.11	1,329,308.67	5.675	58.72	711	85.98
Total:	**3,703**	**$945,430,792.00**	**100.00%**	**$255,314.82**	**6.070%**	**75.60%**	**699**	**77.42%**

*weighted by original balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0.01 - 25,000.00	1	$24,766.56	0.00%	$24,766.56	10.500%	95.00%	677	N/A
25,000.01 - 50,000.00	10	450,247.92	0.05	45,024.79	8.122	64.11	684	30.54%
50,000.01 - 75,000.00	105	6,700,348.43	0.71	63,812.84	6.899	69.50	703	48.80
75,000.01 - 100,000.00	234	20,745,414.43	2.20	88,655.62	6.426	73.04	695	71.96
100,000.01 - 125,000.00	310	35,412,604.78	3.75	114,234.21	6.351	76.24	698	75.88
125,000.01 - 150,000.00	372	51,185,709.50	5.42	137,595.99	6.269	76.04	695	71.90
150,000.01 - 175,000.00	327	53,077,737.39	5.62	162,317.24	6.255	76.76	697	74.45
175,000.01 - 200,000.00	305	57,074,219.44	6.04	187,128.59	6.231	76.14	691	69.68
200,000.01 - 225,000.00	272	57,855,079.75	6.12	212,702.50	6.116	76.64	691	76.89
225,000.01 - 250,000.00	263	62,598,393.04	6.62	238,016.70	6.020	76.09	702	72.50
250,000.01 - 275,000.00	211	55,472,145.42	5.87	262,901.16	6.062	77.88	691	80.11
275,000.01 - 300,000.00	224	64,546,795.13	6.83	288,155.34	6.016	76.21	697	78.26
300,000.01 - 325,000.00	178	55,680,966.24	5.89	312,814.42	5.942	76.71	702	79.83
325,000.01 - 359,650.00	203	69,855,518.39	7.39	344,115.85	5.980	77.46	698	78.29
359,650.01 - 500,000.00	434	182,400,008.50	19.30	420,276.52	5.982	76.38	701	80.86
500,000.01 -1,000,000.00	239	151,906,865.71	16.08	635,593.58	5.996	73.68	703	80.37
>1,000,000.00	15	19,931,739.92	2.11	1,328,782.66	5.675	58.72	711	86.02
Total:	3,703	$944,918,560.55	100.00%	$255,176.49	6.070%	75.60%	699	77.46%

COLLATERAL TABLES – TOTAL POOL *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
3.500 - 3.999	2	$376,282.51	0.04%	$188,141.26	3.666%	65.33%	688	67.46%
4.000 - 4.499	15	6,183,991.36	0.65	412,266.09	4.259	68.74	730	79.03
4.500 - 4.999	116	33,833,447.26	3.58	291,667.65	4.810	73.78	723	92.28
5.000 - 5.499	347	106,164,303.83	11.24	305,949.00	5.248	72.90	713	90.76
5.500 - 5.999	1,146	330,044,647.51	34.93	287,997.07	5.762	74.12	707	78.89
6.000 - 6.499	927	225,587,108.86	23.87	243,351.79	6.193	75.88	693	74.63
6.500 - 6.999	701	152,436,347.82	16.13	217,455.56	6.656	78.48	683	74.18
7.000 - 7.499	245	49,233,739.38	5.21	200,954.04	7.168	79.42	685	70.49
7.500 - 7.999	149	31,371,323.01	3.32	210,545.79	7.668	79.78	677	61.26
8.000 - 8.499	35	6,751,826.42	0.71	192,909.33	8.161	81.20	678	31.07
8.500 - 8.999	10	1,887,529.56	0.20	188,752.96	8.677	85.50	656	46.52
9.000 - 9.499	4	750,698.36	0.08	187,674.59	9.000	81.95	720	67.30
9.500 - 9.999	2	89,976.51	0.01	44,988.26	9.801	95.00	660	59.13
10.000 - 10.499	1	70,928.50	0.01	70,928.50	10.000	89.99	761	N/A
10.500 - 10.999	1	24,766.56	0.00	24,766.56	10.500	95.00	677	N/A
11.000 - 11.499	1	65,411.37	0.01	65,411.37	11.000	100.00	612	N/A
13.500 - 13.999	1	46,231.73	0.00	46,231.73	13.500	19.50	650	N/A
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0 - 180	64	$13,077,625.28	1.38%	$204,337.90	5.942%	58.53%	697	N/A
181 - 240	18	3,145,347.86	0.33	174,741.55	6.094	57.57	685	N/A
241 - 360	3,621	928,695,587.41	98.28	256,474.89	6.072	75.90	699	78.82
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
121 - 180	64	$13,077,625.28	1.38%	$204,337.90	5.942%	58.53%	697	N/A
181 - 240	18	3,145,347.86	0.33	174,741.55	6.094	57.57	685	N/A
241 - 300	1	106,690.37	0.01	106,690.37	5.999	59.44	690	N/A
301 - 360	3,620	928,588,897.04	98.27	256,516.27	6.072	75.91	699	78.83
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

COLLATERAL TABLES – TOTAL POOL *(continued)*

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0 - 6	3,698	$943,603,030.61	99.86%	$255,165.77	6.069%	75.59%	699	77.48%
7 - 12	5	1,315,529.94	0.14	263,105.99	6.660	83.53	643	68.11
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Combined Loan-to-Value Ratios of Mortgage Loans**

Combined LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0.01 - 25.00	12	$1,133,824.16	0.12%	$94,485.35	6.321%	20.13%	737	29.59%
25.01 - 30.00	17	1,926,289.72	0.20	113,311.16	5.912	27.80	706	20.92
30.01 - 35.00	18	2,585,586.25	0.27	143,643.68	5.843	32.83	716	52.64
35.01 - 40.00	31	6,889,123.62	0.73	222,229.79	5.682	37.72	691	48.48
40.01 - 45.00	40	9,486,877.23	1.00	237,171.93	5.899	43.14	701	54.54
45.01 - 50.00	62	16,305,915.14	1.73	262,998.63	5.748	48.15	703	47.75
50.01 - 55.00	69	20,981,969.67	2.22	304,086.52	5.716	53.02	716	59.71
55.01 - 60.00	120	34,195,804.92	3.62	284,965.04	5.813	58.49	688	63.78
60.01 - 65.00	150	50,121,464.92	5.30	334,143.10	5.776	63.66	699	71.26
65.01 - 70.00	248	64,382,068.29	6.81	259,605.11	6.079	69.02	698	69.94
70.01 - 75.00	239	65,941,304.60	6.98	275,905.04	6.139	73.75	692	63.65
75.01 - 80.00	2,372	609,769,313.70	64.53	257,069.69	6.070	79.75	701	84.14
80.01 - 85.00	36	8,293,443.08	0.88	230,373.42	6.503	84.11	668	63.95
85.01 - 90.00	137	26,154,029.14	2.77	190,905.32	6.674	89.49	681	66.04
90.01 - 95.00	137	24,403,068.47	2.58	178,124.59	6.694	94.71	692	79.78
95.01 - 100.00	15	2,348,477.64	0.25	156,565.18	6.637	99.68	728	59.49
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

**WA Combined LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans and Combined Loan-to-Value Ratios of the Second Lien Mortgage Loans.

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Owner Occupied	2,924	$783,883,666.25	82.96%	$268,086.07	5.986%	75.96%	696	79.74%
Investor	619	123,533,744.22	13.07	199,569.86	6.483	73.41	708	64.87
Second Home	160	37,501,150.08	3.97	234,382.19	6.467	75.30	715	71.36
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

COLLATERAL TABLES – TOTAL POOL *(continued)*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
2-4 Family	251	$77,786,061.99	8.23%	$309,904.63	6.351%	71.07%	699	54.44%
Condo	347	84,112,433.53	8.90	242,398.94	6.027	78.30	709	86.31
Pud	956	223,833,711.67	23.69	234,135.68	6.090	77.58	704	83.44
Single Family	2,149	559,186,353.36	59.18	260,207.70	6.030	75.04	695	76.94
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Purchase	2,321	$573,420,082.25	60.68%	$247,057.34	6.095%	78.64%	706	82.99%
Cashout Refinance	1,041	287,968,124.45	30.48	276,626.44	6.085	70.74	682	65.84
Rate/Term Refinance	341	83,530,353.85	8.84	244,957.05	5.849	71.49	702	79.60
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Full Doc	868	$203,652,105.52	21.55%	$234,622.24	5.817%	76.86%	710	79.86%
No Income, No Asset	540	115,093,355.17	12.18	213,135.84	6.225	70.47	690	67.38
No Ratio	277	81,489,957.08	8.62	294,187.57	6.248	76.10	700	78.52
Reduced	4	1,218,400.00	0.13	304,600.00	6.094	85.68	682	100.00
Stated Income, Stated Asset	736	186,833,462.08	19.77	253,849.81	6.258	75.36	687	67.43
Stated Income, Verified Asset	1,278	356,631,280.70	37.74	279,054.21	6.026	76.52	700	84.29
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

COLLATERAL TABLES – TOTAL POOL *(continued)*

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
6 Mo Libor Arm	40	$13,098,087.07	1.39%	$327,452.18	5.909%	76.41%	707	N/A
6 Mo Libor Arm (IO)	168	58,609,054.00	6.20	348,863.42	5.611	77.15	698	100.00 %
2/6 Arm	150	34,458,036.04	3.65	229,720.24	6.562	77.12	673	N/A
2/6 Arm (IO)	781	214,013,097.00	22.65	274,024.45	6.021	78.15	691	100.00
3/6 Arm	36	7,311,529.60	0.77	203,098.04	6.510	75.02	660	N/A
3/6 Arm (IO)	218	55,477,150.00	5.87	254,482.34	5.905	76.54	699	100.00
5/6 Arm	112	28,347,094.57	3.00	253,099.06	6.069	74.38	690	N/A
5/6 Arm (IO)	1,037	245,950,959.00	26.03	237,175.47	5.984	77.11	705	100.00
7/6 Arm	3	779,197.07	0.08	259,732.36	5.231	46.95	675	N/A
7/6 Arm (IO)	37	13,305,212.00	1.41	359,600.32	5.413	73.20	720	100.00
10/6 Arm	1	184,265.38	0.02	184,265.38	5.125	79.61	722	N/A
10/6 Arm (IO)	39	12,019,900.00	1.27	308,202.56	5.575	75.45	756	100.00
15Y Fixed Amort	60	12,879,742.34	1.36	214,662.37	5.874	57.97	697	N/A
20Y Fixed Amort	18	3,145,347.86	0.33	174,741.55	6.094	57.57	685	N/A
25Y Fixed Amort	1	106,690.37	0.01	106,690.37	5.999	59.44	690	N/A
30Y Fixed Amort	496	112,435,798.31	11.90	226,685.08	6.375	71.28	696	N/A
30Y Fixed Amort (IO)	502	132,599,517.00	14.03	264,142.46	6.315	73.64	706	100.00
Fixed 2nds Balloons	4	197,882.94	0.02	49,470.74	10.370	94.86	681	N/A
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
6 Mo Libor	2,622	$683,553,581.73	72.34%	$260,699.31	5.975%	77.11%	698	87.69%
Fixed	1,081	261,364,978.82	27.66	241,780.74	6.319	71.67	701	50.73
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
California	1,484	$487,279,339.42	51.57%	$328,355.35	5.918%	74.37%	699	78.70%
Georgia	621	125,915,207.96	13.33	202,762.01	5.856	77.39	714	89.06
Florida	341	65,908,722.95	6.98	193,280.71	6.513	77.64	698	80.05
New Jersey	165	42,701,404.67	4.52	258,796.39	6.413	76.21	684	60.14
New York	88	28,339,521.06	3.00	322,040.01	6.221	70.85	694	37.04
Michigan	133	18,888,802.60	2.00	142,021.07	6.073	78.89	690	95.47
Massachusetts	63	18,358,369.52	1.94	291,402.69	6.312	75.15	702	63.79
Nevada	64	17,694,619.33	1.87	276,478.43	6.361	76.65	685	89.42
Arizona	103	17,392,218.34	1.84	168,856.49	6.662	80.32	694	73.24
Colorado	69	14,879,045.62	1.57	215,638.34	6.128	77.10	710	95.40
Texas	76	11,813,589.71	1.25	155,441.97	6.795	78.66	704	52.27
Washington	50	10,894,703.87	1.15	217,894.08	5.986	80.38	694	82.86
Virginia	41	10,658,702.12	1.13	259,968.34	6.459	78.21	685	87.61
Maryland	37	10,638,151.46	1.13	287,517.61	6.211	77.69	675	72.07
Other	368	63,556,161.92	6.73	172,706.96	6.368	76.16	692	67.20
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Original Prepayment Penalty Term

Original Prepayment Penalty Term*	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
No Penalty	1,010	$254,155,176.19	26.90%	$251,638.79	6.172%	76.07%	697	73.39%
6	41	15,948,357.20	1.69	388,984.32	5.853	74.78	710	72.93
12	269	86,741,545.79	9.18	322,459.28	6.125	74.00	693	72.55
24	1,015	262,364,318.52	27.77	258,487.01	6.027	76.89	696	84.65
36	1,068	242,684,628.37	25.68	227,232.80	6.120	74.64	697	73.35
60	300	83,024,534.48	8.79	276,748.45	5.737	74.73	719	85.25
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

*A substantial portion of the hybrid adjustable-rate mortgage loans with prepayment penalty terms in excess of the fixed rate period on the mortgage loans contain a provision where the related borrower does not have to pay a prepayment penalty during the first three months after the fixed rate period.

COLLATERAL TABLES – TOTAL POOL *(continued)*

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
576 - 600	24	$6,232,563.44	0.66%	$259,690.14	6.645%	77.39%	593	18.27%
601 - 625	150	33,301,386.53	3.52	222,009.24	6.506	74.11	619	65.13
626 - 650	501	123,452,298.05	13.06	246,411.77	6.285	74.57	639	74.54
651 - 675	669	165,510,972.04	17.52	247,400.56	6.205	76.33	664	77.70
676 - 700	727	188,775,188.09	19.98	259,663.26	6.077	76.47	688	74.84
701 - 725	561	143,780,661.51	15.22	256,293.51	6.004	76.03	713	80.45
726 - 750	517	143,380,326.90	15.17	277,331.39	5.901	75.33	738	80.98
751 - 775	303	75,768,302.74	8.02	250,060.41	5.839	76.30	762	86.75
776 - 800	214	56,095,948.30	5.94	262,130.60	5.830	73.09	785	75.97
801 - 825	37	8,620,912.95	0.91	232,997.65	5.676	69.62	807	82.57
Total:	**3,703**	**$944,918,560.55**	**100.00%**	**$255,176.49**	**6.070%**	**75.60%**	**699**	**77.46%**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000 - 1.499	1	$189,324.59	0.03%	$189,324.59	7.778%	95.00%	618	N/A
1.500 - 1.999	1	333,750.00	0.05	333,750.00	6.200	75.00	655	100.00 %
2.000 - 2.499	1,268	289,694,554.75	42.38	228,465.74	5.894	76.72	707	91.92
2.500 - 2.999	629	182,137,675.33	26.65	289,567.05	5.988	77.42	696	93.81
3.000 - 3.499	287	76,608,169.28	11.21	266,927.42	5.815	77.99	698	94.88
3.500 - 3.999	205	73,334,202.79	10.73	357,727.82	5.975	75.16	696	71.94
4.000 - 4.499	39	10,964,911.92	1.60	281,151.59	6.221	75.68	672	66.80
4.500 - 4.999	31	9,647,778.89	1.41	311,218.67	5.832	76.72	671	64.32
5.000 - 5.499	39	10,481,548.60	1.53	268,757.66	6.482	77.12	676	57.90
5.500 - 5.999	43	10,542,556.30	1.54	245,175.73	6.462	80.90	649	52.47
6.000 - 6.499	29	7,716,576.02	1.13	266,088.83	6.748	80.46	641	51.32
6.500 - 6.999	33	7,426,778.32	1.09	225,053.89	7.029	84.07	636	68.64
7.000 - 7.499	16	3,958,479.26	0.58	247,404.95	7.760	85.98	644	57.13
8.500 - 8.999	1	517,275.68	0.08	517,275.68	6.750	65.00	784	N/A
Total:	2,622	$683,553,581.73	100.00%	$260,699.31	5.975%	77.11%	698	87.69%

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
July 2005	2	$832,584.88	0.12%	$416,292.44	6.019%	58.74%	722	78.07%
August 2005	14	4,985,259.70	0.73	356,089.98	5.630	77.60	732	37.01
September 2005	62	22,848,146.73	3.34	368,518.50	5.434	75.68	689	76.35
October 2005	77	25,940,940.31	3.80	336,895.33	5.766	79.48	699	83.98
November 2005	50	16,437,109.45	2.40	328,742.19	5.810	75.23	706	98.69
December 2005	3	663,100.00	0.10	221,033.33	5.913	89.56	693	100.00
October 2006	1	436,000.00	0.06	436,000.00	6.125	80.00	621	100.00
November 2006	1	304,000.00	0.04	304,000.00	6.250	80.00	610	100.00
December 2006	4	1,216,274.20	0.18	304,068.55	6.242	77.05	689	32.54
January 2007	10	3,262,936.32	0.48	326,293.63	6.560	82.59	660	80.84
February 2007	79	23,244,133.71	3.40	294,229.54	6.154	77.68	686	80.68
March 2007	182	48,435,504.41	7.09	266,129.15	6.031	77.21	690	87.23
April 2007	398	104,048,126.83	15.22	261,427.45	6.079	77.96	692	87.45
May 2007	230	61,841,961.57	9.05	268,878.09	6.094	78.23	683	85.33
June 2007	26	5,682,196.00	0.83	218,546.00	6.445	81.92	685	96.51
November 2007	1	156,000.00	0.02	156,000.00	4.875	80.00	716	100.00
December 2007	1	109,600.00	0.02	109,600.00	7.250	80.00	671	100.00
January 2008	6	1,523,709.57	0.22	253,951.60	6.971	78.47	673	64.59
February 2008	39	8,822,644.39	1.29	226,221.65	6.354	79.65	679	84.64
March 2008	52	14,691,719.77	2.15	282,533.07	5.896	76.44	688	89.40
April 2008	85	18,618,598.80	2.72	219,042.34	5.837	75.83	709	89.66
May 2008	67	18,166,102.07	2.66	271,135.85	5.934	74.88	693	89.35
June 2008	3	700,305.00	0.10	233,435.00	5.514	79.98	717	100.00
December 2009	1	83,000.00	0.01	83,000.00	6.875	94.86	644	100.00
January 2010	2	283,369.72	0.04	141,684.86	6.709	80.00	708	46.58
February 2010	93	18,749,705.63	2.74	201,609.74	5.941	77.68	700	92.51
March 2010	404	92,845,717.01	13.58	229,816.13	6.166	77.19	695	86.02
April 2010	436	116,606,493.38	17.06	267,446.09	5.847	76.27	706	90.76
May 2010	197	41,966,597.83	6.14	213,028.42	6.014	77.02	715	93.93
June 2010	16	3,763,170.00	0.55	235,198.13	6.217	78.03	715	87.09
February 2012	2	2,058,480.00	0.30	1,029,240.00	5.169	62.96	718	100.00
March 2012	3	820,800.00	0.12	273,600.00	5.671	79.24	711	100.00
April 2012	20	6,730,597.07	0.98	336,529.85	5.523	68.96	710	88.42
May 2012	14	4,247,532.00	0.62	303,395.14	5.290	78.70	733	100.00
June 2012	1	227,000.00	0.03	227,000.00	5.125	76.95	692	100.00
March 2015	2	738,600.00	0.11	369,300.00	5.326	76.48	778	100.00
April 2015	21	6,204,415.38	0.91	295,448.35	5.461	75.77	737	97.03
May 2015	17	5,261,150.00	0.77	309,479.41	5.728	75.07	773	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

COLLATERAL TABLES – TOTAL POOL *(continued)*

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
9.000 - 9.499	3	$1,060,000.00	0.16%	$353,333.33	4.329%	69.70%	747	100.00 %
9.500 - 9.999	43	11,157,190.35	1.63	259,469.54	4.817	75.37	728	95.13
10.000 - 10.499	139	42,503,647.14	6.22	305,781.63	5.128	71.56	725	89.46
10.500 - 10.999	486	128,898,660.94	18.86	265,223.58	5.604	75.75	709	92.25
11.000 - 11.499	540	135,441,659.15	19.81	250,817.89	5.781	76.38	698	92.58
11.500 - 11.999	641	165,668,783.52	24.24	258,453.64	5.978	77.68	696	89.72
12.000 - 12.499	298	73,811,595.36	10.80	247,689.92	6.343	78.57	690	87.90
12.500 - 12.999	231	59,069,694.60	8.64	255,712.96	6.727	80.35	679	84.93
13.000 - 13.499	94	22,482,577.02	3.29	239,176.35	7.090	79.31	671	69.55
13.500 - 13.999	62	14,614,359.02	2.14	235,715.47	7.547	80.54	672	60.46
14.000 - 14.499	12	3,145,946.37	0.46	262,162.20	7.884	83.18	653	77.03
14.500 - 14.999	5	1,293,990.04	0.19	258,798.01	8.223	86.00	668	69.69
15.500 - 15.999	3	436,290.90	0.06	145,430.30	7.499	78.14	639	12.19
16.000 - 16.499	1	511,600.00	0.07	511,600.00	4.375	80.00	680	100.00
16.500 - 16.999	4	1,272,669.63	0.19	318,167.41	4.757	80.00	690	81.22
17.000 - 17.499	10	4,187,854.28	0.61	418,785.43	5.234	72.16	695	68.62
17.500 - 17.999	20	7,287,071.40	1.07	364,353.57	5.706	79.40	705	66.36
18.000 - 18.499	28	10,148,592.01	1.48	362,449.71	6.168	77.91	704	39.54
18.500 - 18.999	2	561,400.00	0.08	280,700.00	6.681	80.00	677	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000 - 1.499	1	$189,324.59	0.03%	$189,324.59	7.778%	95.00%	618	N/A
2.000 - 2.499	1,267	289,599,554.75	42.37	228,571.08	5.893	76.73	707	91.92%
2.500 - 2.999	628	182,024,875.33	26.63	289,848.53	5.988	77.41	696	93.80
3.000 - 3.499	287	76,608,169.28	11.21	266,927.42	5.815	77.99	698	94.88
3.500 - 3.999	205	73,334,202.79	10.73	357,727.82	5.975	75.16	696	71.94
4.000 - 4.499	34	9,163,152.87	1.34	269,504.50	6.401	75.69	669	68.12
4.500 - 4.999	3	486,459.15	0.07	162,153.05	6.319	80.00	676	82.64
5.000 - 5.499	26	7,515,127.50	1.10	289,043.37	6.368	74.57	691	74.90
5.500 - 5.999	46	14,223,501.66	2.08	309,206.56	5.866	77.94	673	68.03
6.000 - 6.499	34	8,193,294.79	1.20	240,979.26	6.252	81.22	650	37.49
6.500 - 6.999	47	11,478,794.69	1.68	244,229.67	6.738	80.78	642	58.24
7.000 - 7.499	23	5,692,862.04	0.83	247,515.74	7.266	78.80	632	41.97
7.500 - 7.999	16	3,682,866.96	0.54	230,179.19	7.598	87.29	649	53.08
8.000 - 8.499	3	826,246.94	0.12	275,415.65	8.048	90.00	652	80.93
8.500 - 8.999	2	535,148.39	0.08	267,574.20	8.838	92.44	613	51.29
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000	138	$45,781,439.35	6.70%	$331,749.56	5.624%	77.01%	700	95.96%
1.500	27	6,902,008.38	1.01	255,629.94	6.517	82.92	653	69.40
2.000	39	11,152,401.48	1.63	285,959.01	6.011	76.66	727	83.10
2.500	2	410,627.43	0.06	205,313.72	6.537	76.27	616	62.73
2.875	1	112,750.00	0.02	112,750.00	5.875	77.76	761	100.00
3.000	1,095	285,972,939.52	41.84	261,162.50	6.057	77.49	689	87.64
5.000	1,107	258,047,095.99	37.75	233,104.87	5.982	76.99	703	90.37
6.000	213	75,174,319.58	11.00	352,931.08	5.791	75.63	714	76.06
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000	2,607	$678,986,965.24	99.33%	$260,447.63	5.972%	77.09%	698	87.82%
1.500	12	3,533,518.77	0.52	294,459.90	6.591	79.38	651	66.13
2.000	1	263,497.72	0.04	263,497.72	6.250	80.00	727	N/A
3.000	1	232,000.00	0.03	232,000.00	6.250	80.00	692	100.00
6.000	1	537,600.00	0.08	537,600.00	5.500	80.00	676	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Adjustable Rate Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		2,622	
Total Outstanding Loan Principal Balance		$683,553,582	
Average Outstanding Loan Principal Balance		$266,699	$40,000 - $1,839,800
WA Coupon		5.975%	3.625% - 9.750%
WA Remaining Term (mo.)		358	352 - 360
WA Combined LTV**		77.10%	14.89% - 100.00%
WA FICO*		698	585 – 822
WA Seasoning (mo.)		2	0 - 8
Interest Only Loans		87.69%	
1st Liens		100.00%	
2nd Liens		0.00%	
Simultaneous 2nd Liens		49.59%	
Loan Type			
ARM		100.00%	
Fixed		0.00%	
Geographic Distribution			
	CA	53.59%	
	GA	12.26%	
	FL	6.94%	
ARM Characteristics			
Gross Margin		2.941%	1.000% - 8.750%
Initial Periodic Cap		3.919%	1.000% - 6.000%
Subsequent Periodic Cap		1.008%	1.000% - 6.000%
Lifetime Maximum Rate		11.762%	9.250% - 18.875%
Lifetime Minimum Rate		2.989%	1.000% - 8.875%

*Zero Values Excluded

**WA Combined LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans and Combined Loan-to-Value Ratios of the Second Lien Mortgage Loans.

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance	Average Balance	WA Coupon*	WA Comb LTV*	WA FICO*	IO %
25,000.01 - 50,000.00	2	$88,500.00	0.01%	$44,250.00	7.149%	76.14%	657	100.00%
50,000.01 - 75,000.00	53	3,375,251.00	0.49	63,683.98	6.695	70.07	705	69.95
75,000.01 - 100,000.00	152	13,413,635.00	1.96	88,247.60	6.302	75.60	695	86.31
100,000.01 - 125,000.00	206	23,502,685.00	3.44	114,090.70	6.289	79.05	693	90.76
125,000.01 - 150,000.00	246	33,898,628.00	4.96	137,799.30	6.186	78.99	693	88.27
150,000.01 - 175,000.00	225	36,577,733.00	5.35	162,567.70	6.132	78.55	697	86.37
175,000.01 - 200,000.00	209	39,085,371.00	5.72	187,011.34	6.124	77.96	695	84.06
200,000.01 - 225,000.00	199	42,359,767.00	6.20	212,863.15	6.047	77.97	690	87.48
225,000.01 - 250,000.00	190	45,239,260.00	6.62	238,101.37	5.905	77.52	702	82.95
250,000.01 - 275,000.00	164	43,195,742.00	6.32	263,388.67	5.985	78.04	692	90.28
275,000.01 - 300,000.00	174	50,202,453.00	7.34	288,519.84	5.887	77.54	698	83.39
300,000.01 - 325,000.00	144	45,082,523.00	6.59	313,073.08	5.860	77.60	701	86.77
325,000.01 - 359,650.00	160	55,004,581.00	8.04	343,778.63	5.867	78.60	701	88.23
359,650.01 - 500,000.00	323	135,327,399.00	19.79	418,970.28	5.932	77.90	700	89.08
500,000.01 -1,000,000.00	164	103,255,018.00	15.10	629,603.77	5.922	74.93	698	90.23
>1,000,000.00	11	14,144,630.00	2.07	1,285,875.45	5.520	58.86	709	90.81
Total:	**2,622**	**$683,753,176.00**	**100.00%**	**$260,775.43**	**5.975%**	**77.10%**	**698**	**87.66%**

*weighted by original balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
25,000.01 - 50,000.00	2	$88,500.00	0.01%	$44,250.00	7.149%	76.14%	657	100.00%
50,000.01 - 75,000.00	53	3,373,706.61	0.49	63,654.84	6.695	70.07	705	69.98
75,000.01 - 100,000.00	152	13,409,418.45	1.96	88,219.86	6.302	75.60	695	86.34
100,000.01 - 125,000.00	206	23,498,067.14	3.44	114,068.29	6.289	79.05	693	90.78
125,000.01 - 150,000.00	247	34,040,126.33	4.98	137,814.28	6.188	78.99	693	87.90
150,000.01 - 175,000.00	225	36,590,931.24	5.35	162,626.36	6.136	78.55	698	86.34
175,000.01 - 200,000.00	209	39,094,604.70	5.72	187,055.52	6.120	77.97	695	84.04
200,000.01 - 225,000.00	198	42,147,399.63	6.17	212,865.65	6.045	77.96	690	87.92
225,000.01 - 250,000.00	190	45,223,675.78	6.62	238,019.35	5.905	77.52	702	82.98
250,000.01 - 275,000.00	164	43,186,349.20	6.32	263,331.40	5.985	78.04	692	90.30
275,000.01 - 300,000.00	174	50,184,737.78	7.34	288,418.03	5.887	77.54	698	83.42
300,000.01 - 325,000.00	145	45,393,288.76	6.64	313,057.16	5.862	77.59	701	86.18
325,000.01 - 359,650.00	162	55,741,068.49	8.15	344,080.67	5.862	78.61	701	87.07
359,650.01 - 500,000.00	320	134,215,612.63	19.63	419,423.79	5.933	77.90	700	89.81
500,000.01 -1,000,000.00	164	103,224,973.63	15.10	629,420.57	5.922	74.93	698	90.25
>1,000,000.00	11	14,141,121.36	2.07	1,285,556.49	5.520	58.86	709	90.83
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
3.500 - 3.999	2	$376,282.51	0.06%	$188,141.26	3.666%	65.33%	688	67.46%
4.000 - 4.499	15	6,183,991.36	0.90	412,266.09	4.259	68.74	730	79.03
4.500 - 4.999	114	33,074,358.09	4.84	290,125.95	4.812	73.85	722	94.39
5.000 - 5.499	334	101,811,822.90	14.89	304,825.82	5.243	73.38	712	92.58
5.500 - 5.999	843	237,172,050.42	34.70	281,342.88	5.744	76.98	704	90.90
6.000 - 6.499	611	149,078,524.98	21.81	243,991.04	6.187	78.01	690	85.81
6.500 - 6.999	447	100,130,709.56	14.65	224,006.06	6.653	79.58	679	84.14
7.000 - 7.499	153	33,518,661.74	4.90	219,076.22	7.171	80.21	683	78.21
7.500 - 7.999	85	18,366,536.53	2.69	216,076.90	7.651	80.44	680	68.09
8.000 - 8.499	12	2,700,470.35	0.40	225,039.20	8.128	82.85	670	57.15
8.500 - 8.999	5	1,086,973.29	0.16	217,394.66	8.667	86.12	654	62.79
9.500 - 9.999	1	53,200.00	0.01	53,200.00	9.750	95.00	664	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
241 - 360	2,622	$683,553,581.73	100.00%	$260,699.31	5.975%	77.11%	698	87.69%
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
301 - 360	2,622	$683,553,581.73	100.00%	$260,699.31	5.975%	77.11%	698	87.69%
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0 - 6	2,619	$682,657,581.73	99.87%	$260,655.82	5.975%	77.10%	698	87.67%
7 - 12	3	896,000.00	0.13	298,666.67	5.950	80.00	634	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Combined Loan-to-Value Ratios of Mortgage Loans**

Combined LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0.01 - 25.00	1	$69,887.71	0.01%	$69,887.71	7.125%	14.89%	725	N/A
25.01 - 30.00	3	368,279.93	0.05	122,759.98	5.668	27.21	714	52.59%
30.01 - 35.00	6	928,442.51	0.14	154,740.42	5.517	32.39	720	86.81
35.01 - 40.00	8	2,830,612.36	0.41	353,826.55	5.179	36.67	673	76.10
40.01 - 45.00	14	4,340,904.31	0.64	310,064.59	5.826	42.94	688	82.26
45.01 - 50.00	24	6,218,312.44	0.91	259,096.35	5.361	48.18	701	67.08
50.01 - 55.00	27	9,265,016.40	1.36	343,148.76	5.566	52.92	716	84.01
55.01 - 60.00	64	19,275,487.18	2.82	301,179.49	5.595	58.63	688	85.74
60.01 - 65.00	78	26,663,390.08	3.90	341,838.33	5.579	63.80	693	89.70
65.01 - 70.00	164	42,532,033.38	6.22	259,341.67	5.921	69.22	692	83.02
70.01 - 75.00	159	44,043,961.11	6.44	277,006.04	5.982	73.89	698	71.56
75.01 - 80.00	1,849	482,169,216.94	70.54	260,772.97	5.983	79.78	700	90.44
80.01 - 85.00	25	5,199,227.40	0.76	207,969.10	6.492	83.71	661	83.63
85.01 - 90.00	95	19,735,914.49	2.89	207,746.47	6.580	89.41	677	77.94
90.01 - 95.00	102	19,377,505.49	2.83	189,975.54	6.593	94.67	689	88.11
95.01 - 100.00	3	535,390.00	0.08	178,463.33	6.145	100.00	705	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

**WA Combined LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans and Combined Loan-to-Value Ratios of the Second Lien Mortgage Loans.

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Owner Occupied	2,111	$576,504,112.37	84.34%	$273,095.27	5.904%	77.33%	696	89.27%
Investor	388	79,727,407.28	11.66	205,483.01	6.353	75.65	705	77.44
Second Home	123	27,322,062.08	4.00	222,130.59	6.358	76.63	725	84.05
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
2-4 Family	143	$46,411,873.02	6.79%	$324,558.55	6.323%	75.46%	695	63.47%
Condo	284	70,209,015.30	10.27	247,214.84	5.932	78.81	708	92.13
Pud	680	162,573,734.50	23.78	239,079.02	5.991	78.28	703	91.68
Single Family	1,515	404,358,958.91	59.16	266,903.60	5.936	76.53	694	88.09
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Purchase	1,782	$456,825,851.35	66.83%	$256,355.70	6.003%	78.98%	705	89.06%
Cashout Refinance	588	169,695,772.99	24.83	288,598.25	5.963	72.97	677	81.49
Rate/Term Refinance	252	57,031,957.39	8.34	226,317.29	5.783	74.38	699	95.13
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Full Doc	611	$138,354,920.51	20.24%	$226,440.13	5.710%	77.50%	708	90.28%
No Income, No Asset	309	74,316,553.84	10.87	240,506.65	6.110	73.70	692	81.19
No Ratio	208	63,739,333.31	9.32	306,439.10	6.151	77.18	700	85.40
Reduced	4	1,218,400.00	0.18	304,600.00	6.094	85.68	682	100.00
Stated Income, Stated Asset	499	127,336,877.65	18.63	255,184.12	6.164	77.66	686	80.24
Stated Income, Verified Asset	991	278,587,496.42	40.76	281,117.55	5.943	77.51	699	92.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
6 Mo Libor Arm	40	$13,098,087.07	1.92%	$327,452.18	5.909%	76.41%	707	N/A
6 Mo Libor Arm (IO)	168	58,609,054.00	8.57	348,863.42	5.611	77.15	698	100.00%
2/6 Arm	150	34,458,036.04	5.04	229,720.24	6.562	77.12	673	N/A
2/6 Arm (IO)	781	214,013,097.00	31.31	274,024.45	6.021	78.15	691	100.00
3/6 Arm	36	7,311,529.60	1.07	203,098.04	6.510	75.02	660	N/A
3/6 Arm (IO)	218	55,477,150.00	8.12	254,482.34	5.905	76.54	699	100.00
5/6 Arm	112	28,347,094.57	4.15	253,099.06	6.069	74.38	690	N/A
5/6 Arm (IO)	1,037	245,950,959.00	35.98	237,175.47	5.984	77.11	705	100.00
7/6 Arm	3	779,197.07	0.11	259,732.36	5.231	46.95	675	N/A
7/6 Arm (IO)	37	13,305,212.00	1.95	359,600.32	5.413	73.20	720	100.00
10/6 Arm	1	184,265.38	0.03	184,265.38	5.125	79.61	722	N/A
10/6 Arm (IO)	39	12,019,900.00	1.76	308,202.56	5.575	75.45	756	100.00
Total:	2,622	$683,553,581.73	100.00%	$260,699.31	5.975%	77.11%	698	87.69%

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
6 Mo Libor	2,622	$683,553,581.73	100.00%	$260,699.31	5.975%	77.11%	698	87.69%
Total:	2,622	$683,553,581.73	100.00%	$260,699.31	5.975%	77.11%	698	87.69%

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
California	1,090	$366,339,893.36	53.59%	$336,091.65	5.844%	76.40%	698	88.12%
Georgia	414	83,776,480.14	12.26	202,358.65	5.714	77.40	714	97.13
Florida	236	47,446,581.60	6.94	201,044.84	6.376	78.60	700	87.83
New Jersey	109	30,263,007.09	4.43	277,642.27	6.267	77.18	686	66.70
Michigan	128	18,373,596.14	2.69	143,543.72	6.032	79.12	691	97.36
Nevada	53	14,849,369.91	2.17	280,176.79	6.344	77.90	679	94.25
Massachusetts	49	14,583,684.32	2.13	297,626.21	6.249	76.10	706	71.84
Arizona	70	12,353,805.44	1.81	176,482.93	6.499	80.70	695	80.11
Colorado	55	12,117,434.22	1.77	220,316.99	6.051	76.72	712	97.70
New York	33	9,720,382.44	1.42	294,557.04	6.234	77.85	678	48.01
Virginia	35	9,134,243.37	1.34	260,978.38	6.311	78.81	678	99.21
Washington	38	8,623,792.15	1.26	226,941.90	5.869	80.52	694	90.05
Maryland	28	8,095,947.01	1.18	289,140.96	6.146	78.79	676	87.92
Texas	42	7,273,497.68	1.06	173,178.52	6.680	77.81	698	58.03
Other	242	40,601,866.86	5.94	167,776.31	6.287	77.51	690	89.66
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Original Prepayment Penalty Term

Original Prepayment Penalty Term*	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
No Penalty	788	$191,706,608.00	28.05%	$243,282.50	6.123%	77.57%	694	83.37%
6	38	14,645,524.75	2.14	385,408.55	5.824	75.27	713	72.59
12	189	63,379,133.42	9.27	335,339.33	5.998	75.91	694	83.98
24	819	222,034,783.91	32.48	271,104.74	5.942	77.81	695	90.80
36	598	138,799,274.87	20.31	232,105.81	5.967	76.46	697	89.16
60	190	52,988,256.78	7.75	278,885.56	5.613	76.10	723	94.99
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

*A substantial portion of the hybrid adjustable-rate mortgage loans with prepayment penalty terms in excess of the fixed rate period on the mortgage loans contain a provision where the related borrower does not have to pay a prepayment penalty during the first three months after the fixed rate period.

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
576 - 600	23	$6,085,990.96	0.89%	$264,608.30	6.621%	77.49%	593	18.71%
601 - 625	101	23,655,201.69	3.46	234,209.92	6.460	75.69	619	75.65
626 - 650	334	85,891,810.55	12.57	257,161.11	6.210	76.62	639	87.90
651 - 675	492	124,603,520.77	18.23	253,259.19	6.093	77.02	664	87.61
676 - 700	530	139,102,384.84	20.35	262,457.33	5.969	77.74	688	85.60
701 - 725	399	103,622,019.44	15.16	259,704.31	5.905	76.81	713	88.69
726 - 750	364	101,633,550.99	14.87	279,213.05	5.813	77.67	738	91.35
751 - 775	221	57,727,376.26	8.45	261,209.85	5.744	78.01	762	93.68
776 - 800	137	35,340,213.19	5.17	257,957.76	5.713	76.04	785	91.15
801 - 825	21	5,891,513.04	0.86	280,548.24	5.421	69.41	807	94.60
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000 - 1.499	1	$189,324.59	0.03%	$189,324.59	7.778%	95.00%	618	N/A
1.500 - 1.999	1	333,750.00	0.05	333,750.00	6.200	75.00	655	100.00%
2.000 - 2.499	1,268	289,694,554.75	42.38	228,465.74	5.894	76.72	707	91.92
2.500 - 2.999	629	182,137,675.33	26.65	289,567.05	5.988	77.42	696	93.81
3.000 - 3.499	287	76,608,169.28	11.21	266,927.42	5.815	77.99	698	94.88
3.500 - 3.999	205	73,334,202.79	10.73	357,727.82	5.975	75.16	696	71.94
4.000 - 4.499	39	10,964,911.92	1.60	281,151.59	6.221	75.68	672	66.80
4.500 - 4.999	31	9,647,778.89	1.41	311,218.67	5.832	76.72	671	64.32
5.000 - 5.499	39	10,481,548.60	1.53	268,757.66	6.482	77.12	676	57.90
5.500 - 5.999	43	10,542,556.30	1.54	245,175.73	6.462	80.90	649	52.47
6.000 - 6.499	29	7,716,576.02	1.13	266,088.83	6.748	80.46	641	51.32
6.500 - 6.999	33	7,426,778.32	1.09	225,053.89	7.029	84.07	636	68.64
7.000 - 7.499	16	3,958,479.26	0.58	247,404.95	7.760	85.98	644	57.13
8.500 - 8.999	1	517,275.68	0.08	517,275.68	6.750	65.00	784	N/A
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
July 2005	2	$832,584.88	0.12%	$416,292.44	6.019%	58.74%	722	78.07%
August 2005	14	4,985,259.70	0.73	356,089.98	5.630	77.60	732	37.01
September 2005	62	22,848,146.73	3.34	368,518.50	5.434	75.68	689	76.35
October 2005	77	25,940,940.31	3.80	336,895.33	5.766	79.48	699	83.98
November 2005	50	16,437,109.45	2.40	328,742.19	5.810	75.23	706	98.69
December 2005	3	663,100.00	0.10	221,033.33	5.913	89.56	693	100.00
October 2006	1	436,000.00	0.06	436,000.00	6.125	80.00	621	100.00
November 2006	1	304,000.00	0.04	304,000.00	6.250	80.00	610	100.00
December 2006	4	1,216,274.20	0.18	304,068.55	6.242	77.05	689	32.54
January 2007	10	3,262,936.32	0.48	326,293.63	6.560	82.59	660	80.84
February 2007	79	23,244,133.71	3.40	294,229.54	6.154	77.68	686	80.68
March 2007	182	48,435,504.41	7.09	266,129.15	6.031	77.21	690	87.23
April 2007	398	104,048,126.83	15.22	261,427.45	6.079	77.96	692	87.45
May 2007	230	61,841,961.57	9.05	268,878.09	6.094	78.23	683	85.33
June 2007	26	5,682,196.00	0.83	218,546.00	6.445	81.92	685	96.51
November 2007	1	156,000.00	0.02	156,000.00	4.875	80.00	716	100.00
December 2007	1	109,600.00	0.02	109,600.00	7.250	80.00	671	100.00
January 2008	6	1,523,709.57	0.22	253,951.60	6.971	78.47	673	64.59
February 2008	39	8,822,644.39	1.29	226,221.65	6.354	79.65	679	84.64
March 2008	52	14,691,719.77	2.15	282,533.07	5.896	76.44	688	89.40
April 2008	85	18,618,598.80	2.72	219,042.34	5.837	75.83	709	89.66
May 2008	67	18,166,102.07	2.66	271,135.85	5.934	74.88	693	89.35
June 2008	3	700,305.00	0.10	233,435.00	5.514	79.98	717	100.00
December 2009	1	83,000.00	0.01	83,000.00	6.875	94.86	644	100.00
January 2010	2	283,369.72	0.04	141,684.86	6.709	80.00	708	46.58
February 2010	93	18,749,705.63	2.74	201,609.74	5.941	77.68	700	92.51
March 2010	404	92,845,717.01	13.58	229,816.13	6.166	77.19	695	86.02
April 2010	436	116,606,493.38	17.06	267,446.09	5.847	76.27	706	90.76
May 2010	197	41,966,597.83	6.14	213,028.42	6.014	77.02	715	93.93
June 2010	16	3,763,170.00	0.55	235,198.13	6.217	78.03	715	87.09
February 2012	2	2,058,480.00	0.30	1,029,240.00	5.169	62.96	718	100.00
March 2012	3	820,800.00	0.12	273,600.00	5.671	79.24	711	100.00
April 2012	20	6,730,597.07	0.98	336,529.85	5.523	68.96	710	88.42
May 2012	14	4,247,532.00	0.62	303,395.14	5.290	78.70	733	100.00
June 2012	1	227,000.00	0.03	227,000.00	5.125	76.95	692	100.00
March 2015	2	738,600.00	0.11	369,300.00	5.326	76.48	778	100.00
April 2015	21	6,204,415.38	0.91	295,448.35	5.461	75.77	737	97.03
May 2015	17	5,261,150.00	0.77	309,479.41	5.728	75.07	773	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
9.000 - 9.499	3	$1,060,000.00	0.16%	$353,333.33	4.329%	69.70%	747	100.00%
9.500 - 9.999	43	11,157,190.35	1.63	259,469.54	4.817	75.37	728	95.13
10.000 - 10.499	139	42,503,647.14	6.22	305,781.63	5.128	71.56	725	89.46
10.500 - 10.999	486	128,898,660.94	18.86	265,223.58	5.604	75.75	709	92.25
11.000 - 11.499	540	135,441,659.15	19.81	250,817.89	5.781	76.38	698	92.58
11.500 - 11.999	641	165,668,783.52	24.24	258,453.64	5.978	77.68	696	89.72
12.000 - 12.499	298	73,811,595.36	10.80	247,689.92	6.343	78.57	690	87.90
12.500 - 12.999	231	59,069,694.60	8.64	255,712.96	6.727	80.35	679	84.93
13.000 - 13.499	94	22,482,577.02	3.29	239,176.35	7.090	79.31	671	69.55
13.500 - 13.999	62	14,614,359.02	2.14	235,715.47	7.547	80.54	672	60.46
14.000 - 14.499	12	3,145,946.37	0.46	262,162.20	7.884	83.18	653	77.03
14.500 - 14.999	5	1,293,990.04	0.19	258,798.01	8.223	86.00	668	69.69
15.500 - 15.999	3	436,290.90	0.06	145,430.30	7.499	78.14	639	12.19
16.000 - 16.499	1	511,600.00	0.07	511,600.00	4.375	80.00	680	100.00
16.500 - 16.999	4	1,272,669.63	0.19	318,167.41	4.757	80.00	690	81.22
17.000 - 17.499	10	4,187,854.28	0.61	418,785.43	5.234	72.16	695	68.62
17.500 - 17.999	20	7,287,071.40	1.07	364,353.57	5.706	79.40	705	66.36
18.000 - 18.499	28	10,148,592.01	1.48	362,449.71	6.168	77.91	704	39.54
18.500 - 18.999	2	561,400.00	0.08	280,700.00	6.681	80.00	677	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000 - 1.499	1	$189,324.59	0.03%	$189,324.59	7.778%	95.00%	618	N/A
2.000 - 2.499	1,267	289,599,554.75	42.37	228,571.08	5.893	76.73	707	91.92%
2.500 - 2.999	628	182,024,875.33	26.63	289,848.53	5.988	77.41	696	93.80
3.000 - 3.499	287	76,608,169.28	11.21	266,927.42	5.815	77.99	698	94.88
3.500 - 3.999	205	73,334,202.79	10.73	357,727.82	5.975	75.16	696	71.94
4.000 - 4.499	34	9,163,152.87	1.34	269,504.50	6.401	75.69	669	68.12
4.500 - 4.999	3	486,459.15	0.07	162,153.05	6.319	80.00	676	82.64
5.000 - 5.499	26	7,515,127.50	1.10	289,043.37	6.368	74.57	691	74.90
5.500 - 5.999	46	14,223,501.66	2.08	309,206.56	5.866	77.94	673	68.03
6.000 - 6.499	34	8,193,294.79	1.20	240,979.26	6.252	81.22	650	37.49
6.500 - 6.999	47	11,478,794.69	1.68	244,229.67	6.738	80.78	642	58.24
7.000 - 7.499	23	5,692,862.04	0.83	247,515.74	7.266	78.80	632	41.97
7.500 - 7.999	16	3,682,866.96	0.54	230,179.19	7.598	87.29	649	53.08
8.000 - 8.499	3	826,246.94	0.12	275,415.65	8.048	90.00	652	80.93
8.500 - 8.999	2	535,148.39	0.08	267,574.20	8.838	92.44	613	51.29
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS *(continued)*

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000	138	$45,781,439.35	6.70%	$331,749.56	5.624%	77.01%	700	95.96%
1.500	27	6,902,008.38	1.01	255,629.94	6.517	82.92	653	69.40
2.000	39	11,152,401.48	1.63	285,959.01	6.011	76.66	727	83.10
2.500	2	410,627.43	0.06	205,313.72	6.537	76.27	616	62.73
2.875	1	112,750.00	0.02	112,750.00	5.875	77.76	761	100.00
3.000	1,095	285,972,939.52	41.84	261,162.50	6.057	77.49	689	87.64
5.000	1,107	258,047,095.99	37.75	233,104.87	5.982	76.99	703	90.37
6.000	213	75,174,319.58	11.00	352,931.08	5.791	75.63	714	76.06
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
1.000	2,607	$678,986,965.24	99.33%	$260,447.63	5.972%	77.09%	698	87.82%
1.500	12	3,533,518.77	0.52	294,459.90	6.591	79.38	651	66.13
2.000	1	263,497.72	0.04	263,497.72	6.250	80.00	727	N/A
3.000	1	232,000.00	0.03	232,000.00	6.250	80.00	692	100.00
6.000	1	537,600.00	0.08	537,600.00	5.500	80.00	676	100.00
Total:	**2,622**	**$683,553,581.73**	**100.00%**	**$260,699.31**	**5.975%**	**77.11%**	**698**	**87.69%**

Fixed Rate Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		1,081	
Total Outstanding Loan Principal Balance		$261,364,979	
Average Outstanding Loan Principal Balance		$241,781	$24,767 - $1,500,000
WA Coupon		6.319%	4.750% - 13.500%
WA Remaining Term (mo.)		348	169 - 360
WA Combined LTV**		71.67%	14.47% - 100.00%
WA FICO*		701	598 – 814
WA Seasoning (mo.)		2	0 - 11
Interest Only Loans		50.73%	
1st Liens		99.92%	
2nd Liens		0.08%	
Simultaneous 2nd Liens		32.71%	
Loan Type			
ARM		0.00%	
Fixed		100.00%	
Geographic Distribution			
	CA	46.27%	
	GA	16.12%	
	NY	7.12%	

*Zero Values Excluded

**WA Combined LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans and Combined Loan-to-Value Ratios of the Second Lien Mortgage Loans.

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance	Average Balance	WA Coupon*	WA Comb LTV*	WA FICO*	IO %
0.01 - 25,000.00	1	$25,000.00	0.01%	$25,000.00	10.500%	95.00%	677	N/A
25,000.01 - 50,000.00	8	362,745.00	0.14	45,343.13	8.360	61.19	691	13.51%
50,000.01 - 75,000.00	52	3,330,768.00	1.27	64,053.23	7.106	68.92	701	27.28
75,000.01 - 100,000.00	82	7,349,400.00	2.81	89,626.83	6.651	68.34	696	45.60
100,000.01 - 125,000.00	104	11,929,409.00	4.56	114,705.86	6.473	70.70	709	46.44
125,000.01 - 150,000.00	124	17,021,467.00	6.50	137,269.90	6.437	70.44	698	40.42
150,000.01 - 175,000.00	103	16,658,936.00	6.37	161,737.24	6.513	72.45	698	47.56
175,000.01 - 200,000.00	96	18,004,382.00	6.88	187,545.65	6.471	72.15	684	38.41
200,000.01 - 225,000.00	74	15,727,010.00	6.01	212,527.16	6.306	73.12	693	47.22
225,000.01 - 250,000.00	73	17,401,426.00	6.65	238,375.70	6.320	72.38	701	45.14
250,000.01 - 275,000.00	45	11,750,070.00	4.49	261,112.67	6.359	77.21	684	46.31
275,000.01 - 300,000.00	52	14,930,771.00	5.71	287,130.21	6.442	71.83	692	57.93
300,000.01 - 325,000.00	33	10,296,432.00	3.93	312,013.09	6.294	72.84	706	51.77
325,000.01 - 359,650.00	40	13,771,780.00	5.26	344,294.50	6.459	72.83	684	44.73
359,650.01 - 500,000.00	115	48,592,020.00	18.57	422,539.30	6.119	72.18	705	55.45
500,000.01 -1,000,000.00	75	48,731,000.00	18.62	649,746.67	6.152	71.01	714	59.35
>1,000,000.00	4	5,795,000.00	2.21	1,448,750.00	6.053	58.39	714	74.20
Total:	**1,081**	**$261,677,616.00**	**100.00%**	**$242,069.95**	**6.319%**	**71.67%**	**701**	**50.67%**

*weighted by original balance

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0.01 - 25,000.00	1	$24,766.56	0.01%	$24,766.56	10.500%	95.00%	677	N/A
25,000.01 - 50,000.00	8	361,747.92	0.14	45,218.49	8.360	61.17	691	13.55%
50,000.01 - 75,000.00	52	3,326,641.82	1.27	63,973.88	7.105	68.92	701	27.31
75,000.01 - 100,000.00	82	7,335,995.98	2.81	89,463.37	6.652	68.35	696	45.68
100,000.01 - 125,000.00	104	11,914,537.64	4.56	114,562.86	6.473	70.71	709	46.50
125,000.01 - 150,000.00	125	17,145,583.17	6.56	137,164.67	6.430	70.18	698	40.13
150,000.01 - 175,000.00	102	16,486,806.15	6.31	161,635.35	6.522	72.76	697	48.06
175,000.01 - 200,000.00	96	17,979,614.74	6.88	187,287.65	6.471	72.16	684	38.47
200,000.01 - 225,000.00	74	15,707,680.12	6.01	212,265.95	6.307	73.12	693	47.28
225,000.01 - 250,000.00	73	17,374,717.26	6.65	238,009.83	6.320	72.39	701	45.21
250,000.01 - 275,000.00	47	12,285,796.22	4.70	261,399.92	6.332	77.32	685	44.29
275,000.01 - 300,000.00	50	14,362,057.35	5.50	287,241.15	6.469	71.53	691	60.23
300,000.01 - 325,000.00	33	10,287,677.48	3.94	311,747.80	6.294	72.84	706	51.81
325,000.01 - 359,650.00	41	14,114,449.90	5.40	344,254.88	6.445	72.91	685	43.64
359,650.01 - 500,000.00	114	48,184,395.87	18.44	422,670.14	6.120	72.16	705	55.92
500,000.01 -1,000,000.00	75	48,681,892.08	18.63	649,091.89	6.152	71.02	714	59.41
>1,000,000.00	4	5,790,618.56	2.22	1,447,654.64	6.053	58.39	714	74.26
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
4.500 - 4.999	2	$759,089.17	0.29%	$379,544.59	4.750%	70.86%	771	N/A
5.000 - 5.499	13	4,352,480.93	1.67	334,806.23	5.366	61.83	737	48.12%
5.500 - 5.999	303	92,872,597.09	35.53	306,510.22	5.809	66.82	714	48.23
6.000 - 6.499	316	76,508,583.88	29.27	242,115.77	6.205	71.73	698	52.84
6.500 - 6.999	254	52,305,638.26	20.01	205,927.71	6.661	76.38	690	55.11
7.000 - 7.499	92	15,715,077.64	6.01	170,816.06	7.163	77.75	690	54.03
7.500 - 7.999	64	13,004,786.48	4.98	203,199.79	7.692	78.86	672	51.62
8.000 - 8.499	23	4,051,356.07	1.55	176,145.92	8.184	80.10	684	13.68
8.500 - 8.999	5	800,556.27	0.31	160,111.25	8.691	84.66	659	24.42
9.000 - 9.499	4	750,698.36	0.29	187,674.59	9.000	81.95	720	67.30
9.500 - 9.999	1	36,776.51	0.01	36,776.51	9.875	95.00	653	N/A
10.000 - 10.499	1	70,928.50	0.03	70,928.50	10.000	89.99	761	N/A
10.500 - 10.999	1	24,766.56	0.01	24,766.56	10.500	95.00	677	N/A
11.000 - 11.499	1	65,411.37	0.03	65,411.37	11.000	100.00	612	N/A
13.500 - 13.999	1	46,231.73	0.02	46,231.73	13.500	19.50	650	N/A
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0 - 180	64	$13,077,625.28	5.00%	$204,337.90	5.942%	58.53%	697	N/A
181 - 240	18	3,145,347.86	1.20	174,741.55	6.094	57.57	685	N/A
241 - 360	999	245,142,005.68	93.79	245,387.39	6.343	72.55	701	54.09%
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
121 - 180	64	$13,077,625.28	5.00%	$204,337.90	5.942%	58.53%	697	N/A
181 - 240	18	3,145,347.86	1.20	174,741.55	6.094	57.57	685	N/A
241 - 300	1	106,690.37	0.04	106,690.37	5.999	59.44	690	N/A
301 - 360	998	245,035,315.31	93.75	245,526.37	6.343	72.56	701	54.11%
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0 - 6	1,079	$260,945,448.88	99.84%	$241,840.08	6.316%	71.64%	701	50.82%
7 - 12	2	419,529.94	0.16	209,764.97	8.177	91.07	662	N/A
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Combined Loan-to-Value Ratios of Mortgage Loans**

Combined LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
0.01 - 25.00	11	$1,063,936.45	0.41%	$96,721.50	6.268%	20.47%	738	31.53%
25.01 - 30.00	14	1,558,009.79	0.60	111,286.41	5.970	27.94	704	13.44
30.01 - 35.00	12	1,657,143.74	0.63	138,095.31	6.026	33.08	713	33.49
35.01 - 40.00	23	4,058,511.26	1.55	176,457.01	6.034	38.45	704	29.21
40.01 - 45.00	26	5,145,972.92	1.97	197,922.04	5.961	43.30	712	31.16
45.01 - 50.00	38	10,087,602.70	3.86	265,463.23	5.987	48.12	704	35.83
50.01 - 55.00	42	11,716,953.27	4.48	278,975.08	5.834	53.10	717	40.50
55.01 - 60.00	56	14,920,317.74	5.71	266,434.25	6.094	58.31	688	35.42
60.01 - 65.00	72	23,458,074.84	8.98	325,806.60	5.998	63.50	705	50.30
65.01 - 70.00	84	21,850,034.91	8.36	260,119.46	6.386	68.61	708	44.46
70.01 - 75.00	80	21,897,343.49	8.38	273,716.79	6.454	73.46	680	47.73
75.01 - 80.00	523	127,600,096.76	48.82	243,977.24	6.399	79.64	701	60.34
80.01 - 85.00	11	3,094,215.68	1.18	281,292.33	6.521	84.79	681	30.89
85.01 - 90.00	42	6,418,114.65	2.46	152,812.25	6.962	89.74	695	29.45
90.01 - 95.00	35	5,025,562.98	1.92	143,587.51	7.084	94.87	703	47.70
95.01 - 100.00	12	1,813,087.64	0.69	151,090.64	6.782	99.58	735	47.52
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

**WA Combined LTV is defined as the Loan-to-Value Ratios of the First Lien Mortgage Loans and Combined Loan-to-Value Ratios of the Second Lien Mortgage Loans.

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Owner Occupied	813	$207,379,553.88	79.34%	$255,079.40	6.213%	72.16%	699	53.24%
Investor	231	43,806,336.94	16.76	189,637.82	6.719	69.34	712	41.98
Second Home	37	10,179,088.00	3.89	275,110.49	6.761	71.71	687	37.29
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
2-4 Family	108	$31,374,188.97	12.00%	$290,501.75	6.393%	64.57%	704	41.08%
Condo	63	13,903,418.23	5.32	220,689.18	6.510	75.71	713	56.95
Pud	276	61,259,977.17	23.44	221,956.44	6.352	75.74	708	61.59
Single Family	634	154,827,394.45	59.24	244,207.25	6.275	71.14	696	47.84
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Purchase	539	$116,594,230.90	44.61%	$216,315.83	6.454%	77.31%	710	59.24%
Cashout Refinance	453	118,272,351.46	45.25	261,086.87	6.261	67.55	689	43.38
Rate/Term Refinance	89	26,498,396.46	10.14	297,734.79	5.991	65.28	710	46.16
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Full Doc	257	$65,297,185.01	24.98%	$254,074.65	6.045%	75.50%	714	57.79%
No Income, No Asset	231	40,776,801.33	15.60	176,522.95	6.433	64.59	688	42.23
No Ratio	69	17,750,623.77	6.79	257,255.42	6.596	72.21	701	53.82
Stated Income, Stated Asset	237	59,496,584.43	22.76	251,040.44	6.459	70.42	691	40.01
Stated Income, Verified Asset	287	78,043,784.28	29.86	271,929.56	6.320	72.99	703	56.75
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
15Y Fixed Amort	60	$12,879,742.34	4.93%	$214,662.37	5.874%	57.97%	697	N/A
20Y Fixed Amort	18	3,145,347.86	1.20	174,741.55	6.094	57.57	685	N/A
25Y Fixed Amort	1	106,690.37	0.04	106,690.37	5.999	59.44	690	N/A
30Y Fixed Amort	496	112,435,798.31	43.02	226,685.08	6.375	71.28	696	N/A
30Y Fixed Amort (IO)	502	132,599,517.00	50.73	264,142.46	6.315	73.64	706	100.00%
Fixed 2nds Balloons	4	197,882.94	0.08	49,470.74	10.370	94.86	681	N/A
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
Fixed	1,081	$261,364,978.82	100.00%	$241,780.74	6.319%	71.67%	701	50.73%
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
California	394	$120,939,446.06	46.27%	$306,952.91	6.142%	68.22%	701	50.16%
Georgia	207	42,138,727.82	16.12	203,568.73	6.138	77.38	713	73.03
New York	55	18,619,138.62	7.12	338,529.79	6.214	67.19	703	31.32
Florida	105	18,462,141.35	7.06	175,829.92	6.865	75.19	693	60.05
New Jersey	56	12,438,397.58	4.76	222,114.24	6.769	73.82	680	44.18
Arizona	33	5,038,412.90	1.93	152,679.18	7.060	79.37	691	56.41
Connecticut	21	4,782,808.10	1.83	227,752.77	6.304	67.39	674	23.25
Pennsylvania	32	4,653,067.79	1.78	145,408.37	6.487	76.26	687	14.00
Texas	34	4,540,092.03	1.74	133,532.12	6.978	80.02	715	43.05
Massachusetts	14	3,774,685.20	1.44	269,620.37	6.558	71.48	686	32.70
Nevada	11	2,845,249.42	1.09	258,659.04	6.444	70.16	716	64.18
Colorado	14	2,761,611.40	1.06	197,257.96	6.468	78.75	701	85.30
Other	105	20,371,200.55	7.79	194,011.43	6.632	75.43	700	33.25
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
No Penalty	222	$62,448,568.19	23.89%	$281,299.86	6.322%	71.48%	705	42.76%
6	3	1,302,832.45	0.50	434,277.48	6.173	69.32	683	76.79
12	80	23,362,412.37	8.94	292,030.15	6.470	68.81	690	41.52
24	196	40,329,534.61	15.43	205,762.93	6.494	71.81	701	50.79
36	470	103,885,353.50	39.75	221,032.67	6.323	72.21	697	52.24
60	110	30,036,277.70	11.49	273,057.07	5.955	72.31	712	68.06
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS *(continued)*

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Balance	WA Coupon	WA Comb LTV	WA FICO	IO %
576 - 600	1	$146,572.48	0.06%	$146,572.48	7.650%	73.13%	598	N/A
601 - 625	49	9,646,184.84	3.69	196,860.92	6.620	70.24	619	39.35%
626 - 650	167	37,560,487.50	14.37	224,913.10	6.458	69.88	639	43.99
651 - 675	177	40,907,451.27	15.65	231,115.54	6.547	74.24	664	47.52
676 - 700	197	49,672,803.25	19.01	252,146.21	6.378	72.91	687	44.70
701 - 725	162	40,158,642.07	15.36	247,892.85	6.258	73.99	713	59.21
726 - 750	153	41,746,775.91	15.97	272,854.74	6.114	69.65	740	55.71
751 - 775	82	18,040,926.48	6.90	220,011.30	6.145	70.82	762	64.60
776 - 800	77	20,755,735.11	7.94	269,555.00	6.028	68.06	786	50.14
801 - 825	16	2,729,399.91	1.04	170,587.49	6.226	70.06	807	56.59
Total:	**1,081**	**$261,364,978.82**	**100.00%**	**$241,780.74**	**6.319%**	**71.67%**	**701**	**50.73%**